Form 20-F
LumiraDx Ltd
filed 2021-09-29
CIK 1685428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report September 28, 2021

Commission file number: 001-40852

LUMIRADX LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address of principal executive offices)

LumiraDx, Inc.

221 Crescent Street. 5th Floor

Waltham, MA 02453

Telephone: 1 888-586-4721

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value $0.0000028 per share	LMDX	The Nasdaq Stock Market LLC
Warrants exercisable to purchase common shares	LMDXW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this shell company report.

On September 28, 2021, the issuer had 207,457,880 A ordinary shares of par value $0.0000028 each and 45,241,767 common shares of par value $0.0000028 each, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On September 28, 2021, LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“LumiraDx” or the “Company”), consummated the previously announced merger pursuant to the Agreement and Plan of Merger, dated as of April 6, 2021, as amended pursuant to the Amendment to the Merger Agreement dated August 19, 2021, as further amended pursuant to the Amendment No. 2 to the Merger Agreement dated August 27, 2021 (collectively, the “Merger Agreement”), by and among LumiraDx, LumiraDx Merger Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of LumiraDx (“Merger Sub”), and CA Healthcare Acquisition Corp., a Delaware corporation (“CAH”), which, among other things, provides for Merger Sub to be merged with and into CAH with CAH being the surviving corporation in the merger (the “Merger”).

Immediately prior to the effective time of the Merger (the “Effective Time”): (A) each series A 8% cumulative convertible preferred share with a par value of US$0.0000045 each in the capital of LumiraDx that was issued and outstanding converted into one A ordinary share in the capital of LumiraDx (“ordinary shares”) in accordance with the then current memorandum of association and articles of association of LumiraDx; (B) each series B 8% cumulative convertible preferred share with a par value of US$0.0000045 each in the capital of LumiraDx that were issued and outstanding converted into common shares in the capital of LumiraDx (“common shares”) in accordance with the then current memorandum of association and articles of association of LumiraDx; (C) the 5% unsecured subordinated convertible loan notes of LumiraDx converted into 9,195,340 common shares; and (D) the 10% unsecured subordinated convertible loan notes of LumiraDx converted into 7,802,080 common shares. Immediately thereafter (but prior to the Effective Time), LumiraDx effected a subdivision of each ordinary share and each common share into such number of ordinary shares and common shares (as applicable) calculated in accordance with the terms of the Merger Agreement at a conversion factor of 1.60806264:1 to achieve an exchange ratio in the Merger of one common share for each share of common stock of CAH (the “Merger Subdivision”) which subdivided the par value of each ordinary share and common share to US$0.0000028 per share. We refer to these steps collectively as the “Capital Restructuring.”

Pursuant to the Merger Agreement and following the Capital Restructuring, each outstanding share of CAH Class B common stock converted into shares of CAH common stock immediately prior to the Effective Time, and at the Effective Time each outstanding share of CAH common stock was automatically canceled and extinguished and reissued to LumiraDx as one share of common stock of CAH, in consideration for the right to receive one common share. The outstanding CAH public warrants, by their terms, automatically entitled the holders to purchase common shares upon the completion of the Merger (the “new warrants”). In addition, pursuant to the amended and restated sponsor agreement, dated April 6, 2021, as amended pursuant to the Amendment to the Sponsor Agreement dated August 19, 2021, by and among CAH, sponsor and the CAH initial stockholders (the “Sponsor Agreement”), CA Healthcare Sponsor LLC, a Delaware limited liability company, exchanged all 4,050,000 CAH private placement warrants for 405,000 common shares.

The common shares and the new warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “LMDX” and “LMDXW”, respectively.

Except as otherwise indicated or required by context, references in this Form 20-F (the “Report”) to “we”, “us”, “our”, “LumiraDx” or the “Company” refer to LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting LumiraDx. Factors that may impact such forward-looking statements include:

•	our ability to compete in the highly competitive markets in which we operate, and potential adverse effects of this competition;

•

our ability to maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;

•	uncertainty, downturns and changes in the markets we serve;

•	our ability to achieve operational cost improvements and other benefits expected from the Merger;

•

our expectations regarding the size of the point-of-care (“POC”) market for the LumiraDx Platform, which is an integrated system comprised of the POC diagnostic instrument (the “Instrument”) precise, low-cost microfluidic test strips, and seamless, secure digital connectivity (the “Platform”), the size of the various addressable markets for certain tests and our ability to penetrate such markets by driving the conversion of healthcare providers’ testing needs onto the Platform;

•

our commercialization strategy, including our plans to initially focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks;

•	our belief that we will be able to drive commercialization of the Platform through the launch of our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests;

•	the willingness of healthcare providers to use a POC system over central lab systems and the rate of adoption of the Platform by healthcare providers and other users;

•

the scalability and commercial viability of our manufacturing methods and processes, especially in light of the anticipated demand for the Platform and our minimum commitments to supply the Platform to customers;

•	our ability to source suitable raw materials and components for the manufacture of the Instrument and test strips in a timely fashion;

•

our ability to maintain our current relationships, or enter into new relationships, with diagnostics or research and development companies, third party manufacturers and commercial distribution collaborators;

•	our ability to effectively manage our anticipated growth;

•	our ability to rapidly develop and commercialize diagnostics tests that are accurate and cost- effective;

•

the timing, progress and results of our diagnostics tests, including statements regarding launch plans and commercialization plans for such tests, all which may be delayed by or halted due to a number of factors, including the impact of the COVID-19 pandemic;

•	the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations or clearances;

•	the pricing, coverage and reimbursement of the Instrument and tests, if approved;

•	our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations;

•

our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	developments and projections relating to our competitors and its industry;

•	our ability to develop effective internal controls over financial reporting as we transition to become a publicly-traded company;

•	our ability to attract and retain qualified employees and key personnel;

•	the effects of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business or operations;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a foreign private issuer;

•	the future trading price of common shares and impact of securities analysts’ reports on these prices;

•	our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

•	exchange rate fluctuations and volatility in global currency markets;

•	potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure;

•	U.S. tax legislation enacted in 2017, which could materially adversely affect our financial condition, results of operations and cash flows;

•	increased risks resulting from our international operations;

•	our ability to comply with various trade restrictions, such as sanctions and export controls, resulting from our international operations;

•	our ability to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	the impact on our business as a result of the United Kingdom’s withdrawal from the European Union;

•	fraudulent or unpermitted data access, cyber-security attacks, or other privacy breaches;

•	government and agency demand for our products and services and our ability to comply with government contracting regulations;

•	our ability to attract, motivate and retain qualified employees, including members of its senior management team;

•	our ability to operate in a litigious environment; and

•	other risks disclosed in the Proxy Statement/Prospectus (as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”) part of the Registration Statement on Form F-4 of the Company (File No. 333-257745) (the “Registration Statement”), which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the United States Securities and Exchange Commission (the “SEC”) after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of LumiraDx after the closing of the Merger is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108.

B. Advisers

Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210, United States, has acted as U.S. securities counsel for LumiraDx and will continue to act as U.S. securities counsel to LumiraDx following the completion of the Merger.

Appleby (Cayman) Ltd, 71 Fort Street, PO Box 190, Grand Cayman, KY1-1104, has acted as counsel for LumiraDx with respect to Cayman Islands law and will continue to act as counsel for LumiraDx with respect to Cayman Islands law following the completion of the Merger.

Fried, Frank, Harris, Shriver & Jacobson (London) LLP, 100 Bishopsgate, London EC2N 4AG United Kingdom, has acted as counsel for LumiraDx with respect to advising LumiraDx on the Merger and will continue to act as counsel for LumiraDx following the completion of the Merger.

C. Auditors

For the years ended December 31, 2020 and 2019, KPMG LLP, has acted as the independent registered public accounting firm for LumiraDx.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of LumiraDx on an unaudited pro forma combined basis as of December 31, 2020, after giving effect to the Capital Restructuring and Merger:

Pro Forma Combined	As of December 31, 2020 ($) in millions
Cash and cash equivalents	$258.7
Total indebtedness	(81.0)
Additional paid-in capital	966.3
Accumulated deficit	(673.0)
Total equity	615.1

Total capitalization	$792.8

Prior to the closing of the Merger, 7,675,569 shares of CAH’s Class A Common Stock were redeemed by the CAH stockholders for an aggregate redemption payment of approximately $76.8 million.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of LumiraDx are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

See the section entitled “Explanatory Note” in this Report for additional information regarding LumiraDx and the Merger Agreement. Certain additional information about LumiraDx is included in the Proxy Statement/Prospectus under the section titled “Business of LumiraDx” and is incorporated herein by reference. The material terms of the Merger are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 – The Merger Proposal”, which is incorporated herein by reference.

LumiraDx is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because LumiraDx is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of LumiraDx are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, LumiraDx is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that LumiraDx files with or furnishes electronically to the SEC.

The website address of LumiraDx is www.lumiradx.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of LumiraDx is included in the Proxy Statement/Prospectus under the sections titled “Business of LumiraDx” and “LumiraDx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

LumiraDx was incorporated on August 24, 2016. On September 29, 2016, LumiraDx acquired all of the outstanding shares of LumiraDx Group Limited (formerly known as LumiraDx Holdings Limited) in a share for share exchange. LumiraDx Group Limited was incorporated on September 1, 2014. The following table summarizes LumiraDx’s principal subsidiaries and LumiraDx’s holdings in each as of September 1, 2021:

Principal Subsidiaries
NAME	COUNTRY OF INCORPORATION AND RESIDENCE	NATURE OF BUSINESS	PROPORTION OF EQUITY SHARES HELD BY LUMIRADX
LumiraDx Brazil Holdings Limited	United Kingdom	Holding Company	100.0%
LumiraDx Healthcare Ltda	Brazil	Distributor of medical diagnostics	85.0%
LumiraDx Colombia Holdings Limited	United Kingdom	Holding Company	65.0%
LumiraDx SAS	Colombia	Distributor of medical diagnostics	100%*
LumiraDx GmbH	Germany	Distributor of medical diagnostics	100.0%
LumiraDx AB	Sweden	Distributor of medical diagnostics	100.0%
LumiraDx UK Limited	United Kingdom	Manufacture and distribution of medical diagnostics	100.0%
LumiraDx Technology Limited	United Kingdom	Research and development	100.0%
LumiraDx Ltd.	United Kingdom	Distributor of medical diagnostics	100.0%
LumiraDx Group Limited	United Kingdom	Holding Company	100.0%
LumiraDx International Limited	United Kingdom	Holding Company	100.0%
LumiraDx Investment Limited	United Kingdom	Holding Company	100.0%
LumiraDx Care Solutions UK Limited	United Kingdom	Healthcare IT and services	100.0%
LumiraDx, Inc	United States	Healthcare IT and services	100.0%
ACS Acquisition LLC	United States	Healthcare IT and services	100.0%
LumiraDx Healthcare LLC	United States	Healthcare IT and services	100.0%
Biomedical Service S.r.l.	Italy	Distributor of medical diagnostics	100.0%
LumiraDx AS	Norway	Distributor of medical diagnostics	100.0%
LumiraDx GmbH	Austria	Distributor of medical diagnostics	100.0%
LumiraDx GmbH	Switzerland	Distributor of medical diagnostics	100.0%
LumiraDx Japan Co Ltd	Japan	Distributor of medical diagnostics	100.0%
LumiraDx Oy	Finland	Distributor of medical diagnostics	100.0%
LumiraDx A/S	Denmark	Distributor of medical diagnostics	100.0%
LumiraDx Healthcare S.L.	Spain	Distributor of medical diagnostics	100.0%
SureSensors Limited	United Kingdom	Developer and manufacturer of medical diagnostics	100.0%
LumiraDx (Pty) Limited	South Africa	Distributor of medical diagnostics	100.0%
LumiraDx B.V.	Netherlands	Distributor of medical diagnostics	100.0%

LumiraDx Benelux B.V	Netherlands	Distributor of medical diagnostics	100.0%
LumiraDx Limited	Ireland	Distributor of medical diagnostics	100.0%
LumiraDx Healthcare Private Limited	India	Distributor of medical diagnostics	100.0%

*—LumiraDx Colombia Holdings Limited holds 100% of the equity shares of LumiraDx SAS

D. Property, Plants and Equipment

Information regarding the facilities of LumiraDx is included in the Proxy Statement/Prospectus under the sections titled “Business of LumiraDx — Facilities” and “LumiraDx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of LumiraDx is included in the Proxy Statement/Prospectus under the section titled “LumiraDx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of LumiraDx after the closing of the Merger is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of LumiraDx, including a summary of the LumiraDx Limited 2021 Stock Option and Incentive Plan and the LumiraDx Limited 2021 Employee Stock Purchase Plan, each of which were approved by the shareholders of LumiraDx prior to the completion of the Merger, is included in the Proxy Statement/Prospectus under the section titled “Director and Executive Officer Compensation” and is incorporated herein by reference.

LumiraDx has also entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Description of LumiraDx’s Securities— Indemnification of Directors and Executive Officers and Limitation of Liability” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of LumiraDx subsequent to the Merger is included in the Proxy Statement/Prospectus under the section titled “Management Following the Merger” and is incorporated herein by reference.

D. Employees

Information regarding the employees of LumiraDx is included in the Proxy Statement/Prospectus under the section titled “Business of LumiraDx—Employees” and is incorporated herein by reference.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as of the closing date of the Merger by:

•	each person known to us who will beneficially own more than 5% of the common shares and ordinary shares;

•	each of our executive officers and directors; and

•	all of the executive officers and directors of as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares or common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares and common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of shares beneficially owned is computed on the basis of 207,457,880 ordinary shares and 45,241,767 common shares outstanding on the closing date of the Merger, and does not include 5,750,000 common shares issuable upon the exercise of the new warrants that will remain outstanding following the Merger.

Unless otherwise noted, the business address of each beneficial owner is c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108.

Name of Beneficial Owner	Ordinary shares		Common shares		Total Voting Power
	Number of Shares	Percentage Outstanding	Number of Shares	Percentage Outstanding
Executive Officers and Directors:
Ron Zwanziger and affiliated entities(1)	44,066,408	20.7%	1,683,413	3.7%	20.9%
Dorian LeBlanc and affiliated entities(2)	2,103,183	1.0%	19,726	*	1.0%
Dave Scott(3)	15,906,373	7.5%	—	—	7.5%
Jerry McAleer(4)	15,095,169	7.1%	—	—	7.1%
Nigel Lindner(5)	2,653,302	1.3%	—	—	1.3%
David Walton(6)	2,582,545	1.2%	—	—	1.2%
Peter Scheu(7)	1,293,396	*	—	—	*
Veronique Ameye and affiliated entities(8)	2,712,381	1.3%	44,145	*	1.3%
Pooja Pathak(9)	300,707	*	—	—	*
Tom Quinlan(10)	1,872,875	*	—	—	*
Donald Berwick(11)	353,773	*	—	—	*
Bruce Keogh(12)	353,773	*	—	—	*
Lurene Joseph(13)	353,773	*	—	—	*
Troyen Brennan(14)	353,773	*	—	—	*

George Neble(15)	221,108	*	29,589	*	*
Lu Huang	—	—	—	—	—
Gerald Chan	—	—	—	—	—
All directors and executive officers prior to the Merger as a group (17 individuals)	90,222,539	42.5%	1,776,873	3.9%	42.6%
LumiraDx Five Percent Holders:
William Umphrey and Affiliates(16)	20,770,405	10.0%	4,147,884	9.1%	10.0%
Morningside entities(17)	24,296,120	11.7%	18,706,239	40.0%	12.3%

*	Less than one percent.
(1)

Consists of (A) 44,066,408 ordinary shares beneficially owned, which includes (i) 35,259,566 ordinary shares outstanding; (ii) 541,981 ordinary shares issuable upon the exercise of the 2016 warrants (such warrants held on Mr. Zwanziger’s behalf by the USB Focus Funds); (iii) 722,760 ordinary shares held on Mr. Zwanziger’s behalf by the USB Focus Funds; and (iv) 5,235,851 ordinary shares issuable upon exercise of options; and (B) 1,683,413 common shares beneficially owned, which includes (i) 1,486,362 common shares; and (ii) 197,051 common shares issuable upon the exercise of the 2020 warrants. These securities are owned by Mr. Zwanziger, by Zwanziger Family Ventures LLC and Zwanziger Ventures, entities controlled by Mr. Zwanziger, by Treisar Investments Limited (an entity that Mr Zwanziger and his affiliates own a majority interest in) and certain securities held on Mr. Zwanziger’s behalf by the USB Focus Funds.

(2)

Consists of (A) 2,103,183 ordinary shares beneficially owned, which includes (i) 215,800 ordinary shares outstanding; and (ii) 1,887,833 ordinary shares issuable upon exercise of options; and (B) 19,726 common shares. These securities are owned by Mr. LeBlanc and by members of his family and by Mohawk Investment Partners and Salem Rentals LLC, entities controlled by Mr. LeBlanc.

(3)	Consists of 15,906,373 ordinary shares beneficially owned, which includes (i) 10,670,522 ordinary shares outstanding; and (ii) 5,235,851 ordinary shares issuable upon exercise of options.
(4)	Consists of 15,095,169 ordinary shares beneficially owned, which includes (i) 9,859,318 ordinary shares outstanding; and (ii) 5,235,851 ordinary shares issuable upon exercise of options.
(5)

Consists of 2,653,302 ordinary shares beneficially owned, which includes (i) 902,123 ordinary shares outstanding; and (ii) 1,751,179 ordinary shares issuable upon exercise of options. These securities are owned by Dr. Lindner and Dr. Jayne Ellis, Dr. Lindner’s spouse.

(6)

Consists of 2,582,545 ordinary shares beneficially owned, which includes (i) 902,122 ordinary shares outstanding; and (ii) 1,680,423 ordinary shares issuable upon exercise of options. These securities are owned by Mr. Walton and Marianne Walton, Mr. Walton’s spouse.

(7)	Consists of 1,293,396 ordinary shares beneficially owned, which includes (i) 55,188 ordinary shares outstanding; and (ii) 1,238,208 ordinary shares issuable upon exercise of options.
(8)

Consists of (A) 2,712,381 ordinary shares beneficially owned, which includes (i) 91,272 ordinary shares outstanding; and (ii) 2,621,109 ordinary shares issuable upon exercise of options; and (B) 44,145 common shares beneficially owned, which includes (i) 36,362 common shares outstanding; and (ii) 7,783 common shares issuable upon the exercise of the 2020 warrants. These securities are owed by Ms. Ameye and by Suneet Bakhshi, Ms. Ameye’s spouse and by Jaiventures Limited, an entity controlled by Ms. Ameye.

(9)	Consists of 300,707 ordinary shares beneficially owned, which includes 300,707 ordinary shares issuable upon exercise of options.
(10)	Consists of 1,872,875 ordinary shares issuable upon exercise of options.
(11)	Consists of 353,773 ordinary shares issuable upon exercise of options.
(12)	Consists of 353,773 ordinary shares issuable upon exercise of options.
(13)	Consists of 353,773 ordinary shares issuable upon exercise of options.
(14)	Consists of 353,773 ordinary shares issuable upon exercise of options.
(15)	Consists of (A) 221,108 ordinary shares beneficially owned, which includes 221,108 ordinary shares issuable upon exercise of options; and (B) 29,589 common shares.

(16)

Consists of 20,770,405 ordinary shares beneficially owned, which includes (i) 19,239,981 ordinary shares outstanding; (ii) 874,528 ordinary shares held on Mr. and Mrs. Umphrey’s behalf by the USB Focus Funds; and (iii) 655,896 ordinary shares issuable upon the exercise of the 2016 warrants (such warrants held on Mr. and Mrs. Umphrey’s behalf by the USB Focus Funds); and (B) 4,147,884 common shares beneficially owned, which includes (i) 3,748,475 common shares outstanding; and (ii) 399,409 common shares issuable upon the exercise of the 2020 warrants. These securities are owned by (i) Willard L. Umphrey, (ii) Anne M. Umphrey, Mr. Umphrey’s spouse, (iii) Pensco Trust Company, a retirement account of Mr. Umphrey; (iv) and certain securities held on his behalf by USB Focus Fund LumiraDx 1-A, LLC and USB Focus Fund LumiraDx 1-B, LLC (the “USB Focus Funds”), funds established by U.S. Boston Capital Corporation of which Mr. Umphrey is the Principal and Founder.

(17)

Consists of (A) 24,296,120 ordinary shares outstanding; and (B) 18,706,239 common shares, which includes (i) 17,128,408 common shares outstanding; and (ii) 1,577,831 common shares issuable upon the exercise of the 2020 warrants. These securities are owed directly by MVIL LLC and Morningside Ventures Investments Limited.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements” of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. There are currently no claims or actions pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview” of this Report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Nasdaq Listing of Common Shares and New Warrants

The common shares and new warrants are listed on Nasdaq under the symbols LMDX and LMDXW, respectively. Holders of common shares and new warrants should obtain current market quotations for their securities. There can be no assurance that the common shares and/or new warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the common shares and/or new warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 round lot holders of common shares and 400 round lot holders of new warrants. A delisting of the common shares will likely affect the liquidity of the common shares and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the securities of LumiraDx is included in the Proxy Statement/Prospectus under the section titled “Description of LumiraDx’s Securities—Transfer of LMDX Common Shares” and is incorporated herein by reference.

Warrants

Upon the completion of the Merger, there were 5,750,000 new warrants outstanding. The new warrants, which entitle the holder to purchase one common share at a price of $11.50 per share, will become exercisable 30 days after the completion of the Merger. The new warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares and new warrants are listed on Nasdaq under the symbols LMDX and LMDXW, respectively. There can be no assurance that the common shares and/or new warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the common shares and/or new warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 unrestricted round lot holders of common shares and 400 round lot holders of new warrants. A delisting of the common shares will likely affect the liquidity of the common shares and could inhibit or restrict our ability to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital is US$10,290 divided into (1) 1,769,292,966 ordinary shares with a par value (to seven decimal places) of US$0.0000028 per ordinary share, (2) 1,769,292,966 common shares with a par value (to seven decimal places) of US$0.0000028 per common share and (3) undesignated shares with a par value of such class or classes (however designated) and having such rights as our board of directors may determine in accordance with the provisions of the Company’s amended and restated articles of association that the Company adopted at the closing of the Merger (the “Articles”).

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of LumiraDx’s Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the Articles is included in the Proxy Statement/Prospectus under the section titled “Description of LumiraDx’s Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1 – The Merger Proposal” and “Business of LumiraDx— Strategic Partners and Manufacturing and Supply Agreements” and is incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

Information regarding certain tax consequences of owning and disposing of common shares and new warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Material Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

LumiraDx has never declared or paid any cash dividend on the ordinary shares or the common shares, and, following the completion of the Merger, does not anticipate declaring or paying any cash dividends on the ordinary shares or common shares in the foreseeable future. LumiraDx intends to retain all available funds and any future earnings to fund the commercialization of its products and expansion of its business.

LumiraDx Limited is a holding company that does not conduct any business operations of its own. As a result, LumiraDx Limited is dependent upon cash dividends, distributions and other transfers from its subsidiaries to make dividend payments, and such subsidiaries may be restricted in their ability to pay dividends or distributions, or make other transfers to us. In addition, in March 2021, LumiraDx Investment Limited, one of LumiraDx’s subsidiaries, entered into a senior secured term loan (as amended from time to time) (the “Senior Secured Loan”) with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders and BioPharma Credit PLC, as collateral agent (collectively, “Pharmakon”). The terms of the Senior Secured Loan preclude LumiraDx from paying cash dividends to its shareholders without the consent of Pharmakon.

However, if LumiraDx does pay a cash dividend on the common shares or ordinary shares in the future, it may only pay such dividend out of its profits available for distribution or (subject to applicable solvency requirements) share premium or contributed surplus under Cayman Islands law. LumiraDx’s board of directors will have complete discretion regarding the declaration and payment of dividends, and LumiraDx’s co-founders (Ron Zwanziger, Dave Scott and Jerry McAleer) will be able to influence its dividend policy. The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of the Articles.

G. Statement by Experts

The financial statements of CAH as of December 31, 2020 and for the period from October 7, 2020 (inception) through December 31, 2020 and the related notes incorporated by reference herein have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of LumiraDx as of December 31, 2020 and December 31, 2019, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.lumiradx.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “LumiraDx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of LumiraDx are incorporated by reference to pages F-37 to F-78 of the Proxy Statement/Prospectus.

The audited financial statements of CAH are incorporated by reference to pages F-2 to F-16 of the Proxy Statement/Prospectus.

The unaudited interim financial statements of CAH are incorporated by reference to pages F-17 to F-36 of the Proxy Statement/Prospectus.

The unaudited pro forma condensed combined financial statements of LumiraDx and CAH are incorporated by reference to pages 219 to 230 of the Proxy Statement/Prospectus.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of LumiraDx Limited.

2.1	Specimen Common Share Certificate of LumiraDx Limited (incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on September 1, 2021).

2.2	Specimen Ordinary Share Certificate of LumiraDx Limited (incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on September 1, 2021).

2.3*	Amended and Restated Warrant Agreement, dated as of September 28, 2021, by and among Continental Stock Transfer & Trust Company, LumiraDx Limited, Computershare Inc., Computershare Trust Company, N.A. and CA Healthcare Acquisition Corp., including Specimen Warrant Certificate of LumiraDx Limited.

2.4	Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in LumiraDx Limited, dated as of October 3, 2016, issued by the Company to certain warrant holders (incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.5	Form of Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in LumiraDx Limited, dated as of September 20, 2019, issued by the Company to certain warrant holders (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.6	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of July 1, 2020, issued by the Company to certain warrant holders (incorporated by reference to Exhibit 4.16 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.7	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of November 6, 2020, issued by the Company to Jefferies Finance LLC (incorporated by reference to Exhibit 4.17 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.8	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of January 20, 2021, issued by the Company to Silicon Valley Bank (incorporated by reference to Exhibit 4.18 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.9	Form of Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, to be entered into between LumiraDx Limited and BPCR Limited Partnership and Biopharma Credit Investments V (Master) LP (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.10	Loan Agreement, dated as of March 23, 2021 by and among LumiraDx Investment Limited, as borrower, LumiraDx Limited, as a credit party and issuer of the warrants thereunder, LumiraDx Group Limited, as a credit party and parent, BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

2.11	Intercreditor Agreement, dated as of March 29, 2021, by and among, inter alia, LumiraDx Limited, BioPharma Credit PLC, Wilmington Trust SP Services (London) Limited and certain subsidiaries of LumiraDx Limited (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.1	Agreement and Plan of Merger, dated as of April 6, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 19, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on August 20, 2021).

4.3	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 27, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on August 27, 2021).

4.4*	Amended and Restated Registration Rights Agreement by and among LumiraDx Limited, CAH, Sponsor and the other parties named therein.

4.5*	LumiraDx Limited 2021 Stock Option and Incentive Plan.

4.6*	LumiraDx Limited 2021 Employee Stock Purchase Plan.

4.7	Aegle Care (Holdings) Limited EMI Option Scheme (incorporated by reference to Exhibit 10.20 to Post-effective Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on September 27, 2021).

4.8	LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.9	LumiraDx Limited Unapproved Option Scheme with U.S. Appendix (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.10	Form of Indemnification Agreement by and between LumiraDx Limited and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on August 27, 2021).

4.11	Standard Industrial/Commercial Multi-Tenant Lease, dated as of July 29, 2016, by and between LumiraDx Limited and South Cedros Associates, LLC, as amended by Lease Modification and Extension, dated as of June 2, 2020, by and between the Registrant and South Cedros Associates, LLC (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

8.1	List of subsidiaries of LumiraDx Limited (incorporated by reference to Exhibit 21.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on September 1, 2021).

15.1*	Consent of KPMG LLP, independent registered accounting firm for LumiraDx Limited.

15.2*	Consent of Marcum LLP, independent registered accounting firm for CA Healthcare Acquisition Corp.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LUMIRADX LIMITED

	By:	/s/ Ron Zwanziger
Date: September 29, 2021	Name:	Ron Zwanziger
	Title:	Chief Executive Officer, Chairman and Director