Form 20-F
period 2022-12-31
LumiraDx Ltd
filed 2023-05-01
CIK 1685428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Dorian LeBlanc, Chief Financial Officer

LumiraDx, Inc.

221 Crescent Street, 5th Floor

Waltham, MA 02543

(888) 586-4721

Email: investors@lumiradx.com

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

As of December 31, 2022, the issuer had 154,224,500 common shares and 164,321,766 ordinary shares outstanding.

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Financial Information

The terms “dollar,” “USD” or “$” refer to the U.S. dollar, the terms “euro,” “EUR” or “€” refer to the euro, and the terms “pound sterling” or “£” refer to the British pound sterling, unless otherwise indicated.

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

Market, Industry and Other Data

Certain information included in this Annual Report concerning our industry, including its total addressable market (“TAM”), the volume of tests and the shift of tests from the central lab to the point-of-care (“POC”) are based on our good faith estimates and assumptions derived from our management’s knowledge of the industry and other information currently available to LumiraDx. This Annual Report also includes industry and market data that we have obtained from periodic industry publications, third-party studies and surveys and other filings of public companies in our industry. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. This industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. We are responsible for all of the disclosure contained in this Annual Report, and we believe the industry and market data that we obtained from third-party sources is reliable.

The industry in which we operate, as well as the assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this Annual Report titled “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report, that could cause results to differ materially from those expressed in these estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding our current expectations or forecasts of future events. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, the Platform (as defined below), other products, tests, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include:

•
our ability to compete in the highly competitive markets in which we operate, and potential adverse effects of this competition;
•
our ability to achieve and maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;
•
uncertainty, downturns and changes in the markets we serve;
•
our ability to repay or service our debt obligations and meet the covenants related to such debt obligations;
•
our expectations regarding the size of the POC market for the Platform, the size of the various addressable markets for certain tests and our ability to penetrate such markets by driving the conversion of healthcare providers’ testing needs onto the Platform;
•
our commercialization strategy, including our plans to initially focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks, our strategy on the commercialization and launch of our current and future assays and our ability to launch and obtain regulatory approval for new tests;
•
the timing, progress and results of our product development activities, including statements regarding the commercialization and launch of our diagnostic tests;
•
the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations, certifications, clinical trials or clearances, including our ability to successfully transition any test that has previously been authorized by the U.S. Food and Drug Administration (“FDA”) under an emergency use authorization (“EUA”) declaration related to COVID-19, to the required FDA marketing submission (e.g., 510(k), de novo or PMA) on a timely basis, or at all;
•
our ability to increase the installed base of our Instrument (as defined below);

•
our belief that we will be able to drive continued commercialization of the Platform and revenue growth through sales of our current menu of diagnostic tests, including our portfolio of respiratory tests;
•
the willingness of healthcare providers to use a POC system over central lab systems and the rate of adoption of the Platform by healthcare providers and other users;
•
the scalability and commercial viability of our manufacturing methods and processes, especially in light of the anticipated demand for the Platform and our minimum commitments to supply the Platform to customers;
•
our ability to source suitable raw materials and components for the manufacture of the Instrument, test strips and our other products in a timely fashion;
•
our ability to maintain our current relationships, or enter into new relationships, with diagnostics or research and development companies, third party manufacturers and commercial distribution collaborators;

•
our ability to effectively manage our recent restructuring activities and any other changes to the size of the Company;
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
•
the continuing effects of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business or operations;
•
social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate, including any impact of the current conflict between Russia and Ukraine;
•
our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a foreign private issuer;
•
the future trading price of our common shares and impact of securities analysts’ reports on these prices;
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
•
increased risks resulting from our international operations and expectations of future expansion of such operations;
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
•
We will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future.
•
Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.
•
Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business, or otherwise be able to raise the funds necessary, to service our indebtedness which could adversely affect our business and results of operations.
•
Our short-term revenue prospects will vary with the amount of demand for COVID-19 tests generally and the seasonality of demand for our broader respiratory portfolio.
•
Our strategy to globally launch a broad menu of tests may not be as successful as currently envisioned and we may not be able to generate sufficient revenue from our Platform to achieve and maintain profitability.
•
Several of our tests, including our SARS-CoV-2 antigen test, have been authorized by the FDA under an EUA declaration related to COVID-19. These tests have not been cleared or approved by the FDA, and therefore we cannot, until such time as such clearance or approval has been obtained, market such tests in the United States following the termination of the EUAs.
•
We may not obtain additional regulatory approval, authorization, certification, or clearance of additional tests, and we may not be able to successfully develop and commercialize additional tests, including scaling up our manufacturing and sales capacities.
•
We have a history of net losses. We may incur net losses in the future and we may never achieve profitability.
•
Our global restructuring efforts and cost reduction programs may not generate the savings and operational efficiencies required to achieve or maintain profitability.
•
Our consolidated financial statements contain a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern.
•
Business or economic disruptions or global health concerns, such as the COVID-19 pandemic, have harmed and may continue to seriously harm our business and increase our costs and expenses.
•
We rely on a limited number of suppliers or, in some cases, sole source suppliers, for the components of our Platform and for other materials and may not be able to find replacements or immediately transition to alternative suppliers.
•
We may experience problems in scaling our manufacturing and commercial operations, and if we are unable to support demand for our Platform, our test strips or our other products, including ensuring that we have adequate capacity to meet increased demand, if any, or we are unable to successfully manage the evolution of our Platform or our other products, our business could suffer.
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
•
If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve profitability.
•
The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers, software developers, technicians and salespeople could adversely affect our business.

•
Adverse macroeconomic or business conditions, including inflation, may have a negative impact on our business.
•
We may be required to repurchase for cash, or to facilitate the purchase by a third party of, all of our shares held by the Bill and Melinda Gates Foundation (“BMGF”) if we default under the A&R Cooperation Agreement (as defined below), which could adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, and/or curtail our growth plans.
•
Our business and the sale of our products are subject to extensive regulatory requirements and there is a new regulatory framework which entered into application in the European Union on May 26, 2022, which could delay or otherwise impact our ability to obtain certification of new products and, after a transitionary period, of existing products and consequently our ability to continue to commercialize such products could be affected, impacting revenues.
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
•
The dual class structure of our ordinary shares and our common shares has the effect of concentrating voting control with those holders of our share capital prior to the merger of our wholly owned subsidiary, then known as LumiraDx Merger Sub, Inc., with and into CA Healthcare Acquisition Corp. (“CAH”), a Delaware corporation (the “Merger”).

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

From our inception in 2014 until December 31, 2022, we have incurred $602.2 million in research and development costs to develop our Platform and our other products. As of the date of this Annual Report, we have twelve POC diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform: our INR test, our D-Dimer test, our CRP test, our NT-pro BNP test, our HbA1c test, and our respiratory portfolio which includes our SARS-CoV-2 antigen test, our SARS-CoV-2 antibody test, our SARS-CoV-2 antigen pool test, our SARS-CoV-2 Ag Ultra test, our SARS-CoV-2 Ag Ultra Pool test, our SARS-CoV-2 Ag & Flu A/B test and our SARS-CoV-2 & RSV test. Each of these tests is CE Marked and our SARS-CoV-2 antigen and antibody tests have received EUAs from the FDA. We also expect to submit an EUA request to the FDA for our SARS-CoV-2 Ag & Flu A/B test. To date we have not yet received FDA authorization for this multiplex test. The timing of any submission to the FDA depends on the prevalence of Flu A/B and our ability to collect further data and even if we submit the required information, there can be no guarantee that authorization will be granted by the FDA. More generally, the FDA has signaled an intention to transition away from providing EUAs for COVID-19-related tests, which could further impact our ability to receive FDA authorization. See “Risks Related to Government Regulation — The regulatory pathway for our COVID-19 tests and healthcare professionals’ understanding of the novel coronavirus is continually evolving and may result in unexpected or unforeseen challenges.”

While we have launched several tests, we have limited commercial experience with our Platform. The launch of additional tests may be delayed, be less successful than we anticipate, or fail for any of the reasons that large commercial launches are ultimately unsuccessful. For example:

•
Our tests, produced at large scale, might not perform to standards that we have experienced to date. We therefore may not obtain or maintain regulatory approval, authorization, certification or clearance for some of our diagnostic tests in research and development, which may have a significant impact on the commercialization of our Platform.
•
We have a number of diagnostic tests in our near-term pipeline. We may not receive relevant regulatory approval, authorization, certification or clearance for some or all of these diagnostic tests in a timely fashion, or at all, and this may impact significantly the commercialization of our Platform. In addition, several of our tests, including our

SARS-CoV-2 antigen test, have been authorized by the FDA under an EUA with respect to the COVID-19 public health emergency. These EUAs are expected to terminate, subject to a Transition Plan (described below) that has been issued by the FDA. We may not be able to complete our marketing submissions to the FDA or successfully transition our COVID-19 products to the required FDA marketing submission (e.g., 510(k), de novo or PMA) prior to the expiration of the 180-day transition period, or at all;
•
Unexpected or inconsistent clinical data from existing and future clinical trials, or a regulator’s or the market’s perception of these clinical data when compared to our internal comparative data, may adversely impact our ability to obtain regulatory approval, authorization, certification or clearance for, or market acceptance of, our diagnostic tests.
•
Our products are made on sophisticated manufacturing systems, and these may not operate at large scale as anticipated.
•
We may have difficulty sourcing raw materials and components, including micro processing or semiconductor chips or capacitors, to make our Instrument and other products in a timely fashion in necessary quantities, or these materials and components might not comply with our specifications, which are exacting.
•
We may not be able to supply our products through sales channels that are effective and efficient.
•
Potential users of our Platform might not accept our Platform as being better than those POC systems that are already available, at the prices we charge or at all.
•
Governmental and third-party payors might decline to cover our products or reimburse our users for the cost of our products at favorable rates or at all.
•
We may not be able to scale-up and sustain operations to a level that allows our investments in technology, equipment, personnel and other resources to achieve sustainable and profitable commercial activities.
•
Our management, manufacturing, sales and marketing, logistics, research and development, regulatory and other personnel might not be able to sustain the high level of operations that we anticipate we will require to generate revenue and operate profitably.
•
External factors, such as the COVID-19 pandemic, or political or social instability or unrest in our principal markets, such as the current conflict between Russia and Ukraine, and their potential impact might adversely affect us in ways that we have not planned for.

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

Our short-term revenue prospects will vary with the amount of demand for COVID-19 tests generally and the seasonality of demand for our broader respiratory portfolio.

Our short-term revenue prospects will continue to vary with the amount of demand for our commercially available COVID-19 tests and the seasonality of demand for our other respiratory portfolio products. While we believe that our COVID-19 tests will remain in demand if new variants appear, the availability and efficacy of vaccines/boosters and the mitigation of the COVID-19 pandemic could negatively impact demand for our Platform and sales of our Instrument, test strips and other products. While our SARS-CoV-2 antigen test detects major global SARS-CoV-2 variants, including Delta, Gamma, Epsilon, Alpha, Beta, Omicron, and XBB.1.5, there is no guarantee that our COVID-19 tests will be able to accurately detect all variants of concern. In addition, competitors may produce more accurate tests or tests which receive more favorable demand, both of which may impact our revenue streams and profitability. It is not unreasonable to expect COVID-19 may become a more seasonal flu-like illness, subject to seasonality which will impact revenue cycles. The unpredictability of demand for our COVID-19 tests and our other respiratory portfolio products could mean that our quarterly and annual operating results may fluctuate significantly. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period, which in turn could have a material adverse effect on our business, financial condition and results of operations.

New product development involves a lengthy and complex process and we may be unable to commercialize additional tests on our Platform on a timely basis, or at all.

The launch of additional tests on our Platform may be delayed or may not be successful. There can be no assurance that our Platform will accurately and rapidly identify biomarkers associated with conditions and diseases of importance to our customers for a variety of technical reasons or that our Platform will compete with market alternatives or gain market acceptance. Our diagnostic tests which are in development will take time to develop and commercialize, if we are able to commercialize them at all.

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

We believe our commercial success is dependent upon our ability to successfully market and sell our Platform to customers, including large healthcare systems, government organizations, national pharmacy chains and community-based healthcare settings, to launch and commercialize our Instrument and diagnostic tests (including those for COVID-19) in new markets, to continue to expand our current relationships and develop new relationships with diagnostic companies, and to develop and commercialize new POC diagnostic tests. In recent years, we have scaled our operations assuming a rapid uptake of our Instrument, our COVID-19 tests and our other products, but the demand for our Platform may not increase for a number of reasons, including changes in the occurrence of certain diseases, such as COVID-19, or unsuccessful execution of our strategy to expand our test menu in key markets. We have recently announced our Strategic Refocus and Cost Restructuring Program, which aims to reduce our scale and operations to pre-pandemic levels. If we are unsuccessful in the commercialization of our existing product portfolio, or if our efforts to refocus strategically and reduce costs do not generate the anticipated benefits, then we expect to need significant financial resources to maintain our operations. We experienced early revenue growth from the sale of our Platform to healthcare professionals, from the sale of our Fast Lab Solutions products to laboratories, from the sale of third-party distribution products (i.e. third-party medical devices sold in some countries, such as Italy, Brazil and Colombia) and from our anticoagulation management programs. We may not be able to continue revenue growth, maintain existing revenue levels or achieve profitability.

Our existing customers and collaborators may decide to decrease or discontinue their use of our Platform due to changes in research and product development plans, changes in the occurrence of certain diseases, such as COVID-19, failures in clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, all of which are circumstances outside of our control. In addition to reducing our revenue, this may reduce our exposure to early-stage research that facilitates the incorporation of newly-developed information about various tests into our Platform.

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

Business or economic disruptions or global health concerns, such as the COVID-19 pandemic, have harmed and may continue to seriously harm our business and increase our costs and expenses.

While the COVID-19 pandemic has largely subsided, the global impact of the pandemic previously led to the implementation of various responses, including government-imposed quarantines, travel restrictions, business and school closures and other public health safety measures. Business or economic disruptions or global health concerns, such as the responses to the COVID-19 pandemic, have harmed and may continue to seriously harm our business and increase our costs and expenses due to, among other factors:

•
improvements to our COVID-19 product line and Flu A/B tests are dependent on access to clinical trials and the prevalence of the flu, and we have experienced and may continue to experience delays in our clinical trials as a result of the lack of sample availability, particularly with respect to flu type B;
•
a delay in regulatory approval, authorization, certification or clearance by FDA, and other applicable foreign regulatory authorities to some of our diagnostic assays in development, if such foreign regulatory authorities focus their resources on and give priority to COVID-19 testing and treatments or to a specific form of COVID-19 testing that is different than our tests;
•
a disproportionate impact on the healthcare groups and other healthcare professionals with whom we contract;
•
supply shortages for materials used to manufacture our COVID-19 products, including swabs and extraction buffers necessary for use with our SARS-CoV-2 antigen test, and of chips and other components that are subject to global shortages and necessary to manufacture our Instrument;
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
•
the potential negative impact on the health or productivity of employees, especially if a significant number of them are impacted by the COVID-19 pandemic;
•
a deterioration in our ability to ensure business continuity during a disruption; and
•
social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate, including any impact of the current conflict between Russia and Ukraine.

Business or economic disruptions or global health concerns, such as the COVID-19 pandemic and measures undertaken to contain the spread of COVID-19, could decrease healthcare industry spending; adversely affect demand for our Platform; cause one or more of our customers to file for bankruptcy protection or go out of business; cause one or more of our customers to fail to renew, terminate, or renegotiate their contracts; affect the ability of our business development team to travel worldwide to potential customers and the ability of our professional services teams to conduct in-person services and trainings; impact expected spending from new customers; negatively impact collections of accounts receivable; lead to the closure of our existing or future manufacturing facilities or any of our other production, research and/or distribution facilities; and restrict the movement of people and goods, which could negatively impact employee availability (particularly, in respect of our research and development (“R&D”) and sales and marketing teams), any of which would harm our business, financial condition and results of operations. In addition, while we have taken remote work, group isolation and other measures to prevent an outbreak of COVID-19 among our employees, further waves of the COVID-19 pandemic, including new variants, could further disrupt our operations as the success of the measures we have implemented is uncertain. Any changes in the regulations, travel restrictions and other public safety measures that have been or may be imposed by countries in response to the COVID-19 pandemic could impact our COVID-19 testing volumes and, in particular, as such regulations, travel restrictions and public safety measures are lifted, our COVID-19 testing volumes may decrease.

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

Our R&D programs and manufacturing operations depend on our ability to attract and retain highly skilled scientists, engineers, software developers and technicians. We may not be able to attract or retain a sufficient number of qualified scientists, engineers, software developers and technicians in the future due to the competition for qualified personnel in our industry. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may also have difficulties locating, recruiting or retaining a sufficient number of qualified salespeople to successfully scale up our sales and marketing efforts to meet expected demands. Recruiting and retention difficulties can limit our ability to support our R&D and sales and marketing programs. In addition, all of our employees in the United States are at-will, which means that either we or the employee may terminate their employment at any time. We also do not maintain “key person” insurance on any of our employees.

Our cost reduction programs may make it difficult to attract and retain highly skilled scientists, engineers, software developers, technicians and salespeople.

Our success depends significantly on our ability to attract and retain highly skilled scientists, engineers, software developers and technicians. During the second half of the year ended December 31, 2022, we implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. On April 6, 2023, we announced a Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. Under this cost reduction program, we expect to further reduce our global workforce by approximately 40%, including full-time, part-time and contractor positions. These cost reduction activities have had, and can be expected to continue to have, an adverse effect on our ability to attract and retain employees. If we are unable to attract additional qualified personnel or retain and utilize the services of highly skilled scientists, engineers, software developers, technicians and salespeople, we can expect that this would continue to adversely affect our business.

Our Platform and our other products may never achieve significant commercial market acceptance.

Our Platform and our other products may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for our Platform and our other products will depend on several factors, including:

•
our ability to demonstrate the clinical utility and cost effectiveness of our Platform and its potential advantages over existing POC systems, or for certain tests, over central lab counterparts, to the medical community;
•
our ability, and that of our collaborators, to secure and maintain FDA and other applicable regulatory approval, authorization, certification or clearance, for certain components of our Platform;
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

The failure of our Platform to be listed in physician guidelines or of our clinical trials to produce favorable results or to be published in peer-reviewed journals could limit the adoption of our Platform. We may not be successful in addressing these or other factors that might affect the market acceptance of our Platform and technologies. Our Fast Lab Solutions products and other products will face similar difficulties in achieving commercial market acceptance. Failure to achieve widespread market acceptance of our Platform and other products would materially harm our business, financial condition and results of operations.

A limited number of customers currently represent a substantial portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

We currently derive a substantial portion of our revenue from sales to certain key customers, including CVS Pharmacy Inc. (“CVS”) in the United States, Azienda Zero (“AZ”), which is an Italian government entity for the Veneto region in Italy, and the National Health Service (the “NHS”) in the United Kingdom. As a result, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant future customers, and to the extent that customers such as AZ and the NHS are public sector customers, those customers need to ensure that any purchases they make are in compliance with public procurement tender rules which third parties may challenge if such rules are not adhered to. Our agreements with the NHS do not have minimum purchase requirements. Our purchase agreement with CVS expired on December 31, 2022 and since that date any purchases have been on a purchase order basis. We do not currently have any contractual arrangements with AZ. Our business with AZ is established pursuant to tenders awarded by AZ which do not contain any minimum purchase requirements. Any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns or procurement policies at any time with limited notice, or may decide not to continue to use our Platform and test strips at all, any of which could cause our revenue to decline and adversely affect our business, financial condition and results of operations.

We rely on a limited number of suppliers or, in some cases, sole source suppliers, for the components of our products and for other materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on sole source suppliers for certain components of our products, including materials used in our Instrument, our test strips and our Fast Lab Solutions products. In addition, we currently rely solely on Flextronics Ltd. (“Flextronics”), as the sole manufacturer of our Instrument, with components and assemblies supplied by Flextronics and by outside vendors. All of our test strips are manufactured in our facilities but contain components, such as reagents, that are supplied by outside vendors.

In the case of any alternative supplier for our Instrument, the materials or components of our Instrument, our test strips or other products, there can be no assurance that replacement materials or components will be available or will meet our quality control and performance requirements for our operations or products. For example, in November 2020, there was a shortage of a component for use in our Instrument which significantly constrained the production and delivery of our Instrument to customers until we added an additional supplier. We may also have difficulty sourcing raw materials and components, including micro processing or semiconductor chips or capacitors, in a timely fashion in necessary quantities, or these materials and components might not comply with our specifications, which are exacting. The prices for these materials fluctuate, and their available supply may be unstable depending on market conditions and global demand. An interruption in our ability to develop and produce our Instrument, test strips or other products could occur if we encounter delays or difficulties in securing components of our Instrument, our test strips or our other products, and if we cannot then obtain an acceptable substitute at an acceptable price. Any changes in availability of such materials and any increases in their prices could lead to required changes in performance, regulatory approval, authorization, certification or clearance processes. If we encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and reagents we require for our Platform and other products, our business, financial condition, results of operations and reputation could be adversely affected.

Because of a long lead-time to delivery of certain components of our manufacturing system and Platform, we are required to place orders for a variety of items well in advance of scheduled production runs. We have increased our flexibility to purchase strategic components within shorter lead times by entering into scale up arrangements with the suppliers of these components. Although we attempt to match our inventory and production capabilities to estimates of marketplace demand, to the extent Instrument and test strip orders materially vary from our estimates, we may experience continued constraints in our Platform production and delivery capacity, which could adversely impact our business, financial condition and results of operations. Furthermore, we maintain an allowance for excess or obsolete inventories. The allowance is based on a review of inventory materials on hand, which we compare with estimated future usage. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. In addition, the unpredictability of demand for our COVID-19 tests adds further difficulty in making such estimates. If actual future results vary, these estimates may need to be adjusted, with an effect on sales and our profits in the period of the adjustment (such adjustments have resulted, and could continue to result, in write-offs, adversely impacting our gross profit). Actual results could differ materially from these estimates. Should our need for raw materials and components used in production continue to fluctuate, we could incur additional costs associated with either expediting or postponing delivery of those materials. In an effort to control costs, we have implemented a lean manufacturing system. Managing the change from discrete to continuous flow production requires time and management commitment. Lean initiatives and limitations in our supply chain capabilities may result in component shortages that delay shipments and cause fluctuations in revenue.

Further, we believe that there are a limited number of other equipment manufacturers that are currently capable of supplying and servicing the equipment necessary for the manufacturing of our Instrument, test strips and other products. We have spent significant time and resources developing our manufacturing processes with our existing collaborators, and the use of equipment or materials furnished by these replacement suppliers would require us to significantly alter our operations. It could take a very long time to obtain a new manufacturing system for test strips if additional capacity were needed. Transitioning to a new supplier would therefore be time consuming and expensive, may result in interruptions or delays in our operations, could affect the performance specifications of our operations or could require that we revalidate our Platform and could require us to obtain additional clearance, authorization, approval, certification, accreditation or licensure for the changes. There can be no assurance that we will be able to secure alternative equipment, reagents, and other materials, and bring such equipment, reagents, and materials on line and revalidate them without experiencing interruptions in our workflow.

We may experience manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

Our current and planned manufacturing operations are critical to our commercialization plans, and these operations may not be sufficient to withstand the demands we intend to place on them. Any disruption in the operation of any of our facilities or the facilities of our suppliers could impact our supply chain and operation of our Platform and our ability to conduct our business and generate revenue. We may in the future encounter unforeseen situations that would result in delays or shortfalls in our production as well as delays or shortfalls caused by our outsourced manufacturing suppliers and by other third-party suppliers who manufacture components for our Platform and other products, including delays caused by or constraints on capacity as a result of the COVID-19 pandemic. If we are unable to keep up with demand for our Platform and other products, our revenue could be impaired, market acceptance for our Platform and other products could be adversely affected and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture the components of our Platform would have a material adverse effect on our business, financial condition and results of operations.

If our or our suppliers’ or collaborators’ present or future facilities were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, earthquakes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, public health crises or pandemics, power outages, or otherwise, it may render it difficult or impossible for us to maintain or increase our manufacturing and other operations sufficiently to meet demand, and our business could be severely disrupted. Our facilities and the equipment we use to manufacture our Platform would be costly to replace and could require substantial lead time to repair or replace.

We may experience problems in scaling our manufacturing and commercial operations, and if we are unable to support demand for our Platform or our other products, including ensuring that we have adequate capacity to meet increased demand, if any, or we are unable to successfully manage the evolution of our Platform or our other products, our business could suffer.

In connection with the commercialization of our Platform, we previously added personnel in the areas of sales, marketing, manufacturing, regulatory, quality assurance, customer and technical service and other support functions. If our sales volume grows, we will need to increase our workflow capacity for sales, customer service, billing and general process improvements, expand our internal quality assurance program and to scale up our manufacturing systems quickly. We will need additional sales, scientific and technical personnel to market our Platform and our other products and follow up on any reported quality issues. We will also need to secure additional facilities, purchase additional equipment, some of which can take several months or more to procure, setup, and validate, and to significantly and rapidly increase our capacity to meet any increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented on a timely basis, or at all, or that we will have adequate space in our facilities to accommodate such required expansion. Even if these and other measures are implemented successfully, we still expect to experience continued capacity constraints as we commercialize our products.

To effectively manage our scale, we must maintain, and continue to adapt, our operational, financial, and management processes and systems, manage our headcount and facilities, and effectively train and manage our personnel. In addition, from time to time, we implement organizational changes to pursue greater efficiency and realign our business and strategic priorities. For example, during the second half of the year ended December 31, 2022, we implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. On April 6, 2023, we announced a Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. Under this cost reduction program, we expect to further reduce our global workforce by approximately 40%, including full-time, part-time and contractor positions. As our organization continues to evolve, and we are required to implement and adapt complex organizational management structures, we may find it difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new products. This could negatively affect our business performance.

If additional diagnostic products are commercialized and new tests are developed, we may need to implement adjustments to our Platform and our processes and hire new personnel with different qualifications. Failure to manage this growth or transition could result in delays in the development of new test strips, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our Platform and our other products and could damage our reputation and the prospects for our business.

We have devoted significant resources to the scale-up and commercialization of our COVID-19 tests.

We have devoted significant resources to the scale-up and commercialization of our COVID-19 tests and are working toward the larger scale deployment, across several countries, of these commercially available COVID-19 tests. The number of potential tests that we are able to produce and bring to market is dependent on our ability, and the ability of our contract manufacturers, to successfully and rapidly scale up manufacturing capacity and our ability to scale up our marketing and sales capacities. To support these scale-ups, we needed to expend significant resources and capital quickly, and we therefore had to divert resources and capital from our other non-COVID-19 diagnostic tests.

In 2022, we recorded impairment charges against property, plant and equipment and a write down of excess inventory related to lower than expected COVID-19 testing demand and for future product offerings not currently being developed. If actual future results vary from our expected production needs, including if our plans for utilization of the asset change from our current plans, additional impairment charges could be realized.

We have entered into, and may continue to enter into, contractual arrangements with customers, suppliers, distributors, manufacturers or other collaborators that contain restrictions or minimum commitments which limit our ability to develop, manufacture, supply, commercialize and distribute our COVID-19 tests. If we fail to meet contractual obligations under our agreements or if we enter into agreements that restrict our ability to develop, manufacture, supply, commercialize and distribute our COVID-19 tests, we may be required to pay damages to the counterparty or contest disagreements or disputes, which could have a material and adverse effect on our business, financial condition and results of operations.

Focus on such COVID-19 tests could have the lasting impacts of significant diversions of resources and attention away from the development of other non-COVID-19 diagnostic tests; a possible reduction in our ability to rapidly pivot research, development and commercialization back to other areas of focus; and lost time associated with addressing the demand for our COVID-19 tests. We are now diverting focus from our COVID-19 tests back onto other tests, such as the roll-out of our recently CE Marked D-Dimer and CRP tests in the EEA, but this transition and our focus may depend on the onset of new SARS-CoV-2 variants and peaks in demand for additional COVID-19 testing, as such there may be various fluctuations in supply and demand and impact on overall sales and sales of other tests.

We are continuously updating and improving our Platform based on the needs of various tests, and this may impact changes, such as upgrades or new versions of our Instrument.

Our Platform is continuously evolving and will continue to do so as more tests are added to our Platform. We are continuously improving our Instrument and have a pipeline of upgrades to make the Instrument more robust and further lower the costs over time. In addition, a specific test may require specific test strip or design changes which could also impact Instrument set up. For example, we expect that certain tests in our strategic pipeline (including our high sensitivity Troponin test) may require adjustments to the optical capabilities of our Instrument in order to enable camera-based particle counts. The need for an upgrade to an Instrument may impact the commercialization of certain diagnostic assays which require an upgraded Instrument.

These improvements may require regular updates to our Instrument, including software upgrades and in certain cases the need to swap out the Instrument for an updated version. It is possible that our Instrument may prove to operate less reliably than we anticipated or degrade in efficacy over time. If this occurs, this may likewise necessitate updates to our design or software or replacement of Instruments, which could adversely affect our business, financial condition, results of operations and/or reputation. The replacement or refurbishment for further use of an Instrument may require sales and customer support and may lead to older versions of our Platform becoming obsolete which could have an adverse impact on our business, financial condition and results of operations.

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

While our SARS-CoV-2 antigen test detects major global SARS-CoV-2 variants including Delta, Gamma, Epsilon, Alpha, Beta, Omicron, and XBB 1.5 variants, there is no guarantee that our tests will be able to accurately detect all variants of concern. Sensitivity and specificity concerns with respect to COVID-19 tests generally could negatively affect demand for our Platform and therefore our business, financial condition and results of operations. Similar concerns about future collaborators, though unrelated to us, could likewise create negative publicity, which could negatively impact demand for our Platform or harm our reputation. These concerns could be wrongly attributed to our tests and could negatively affect sales of our Instrument. Additionally, concerns about COVID-19 tests generally could adversely affect our business as the general public may associate our COVID-19 tests with them. In addition, the medical community is continuously learning and publishing scientific literature about COVID-19 and the success of our COVID-19 tests will depend, in part, on the ability of the tests to detect the virus (or antibodies) or variants of the virus and on acceptance of the test results by the public and medical community. If any of our tests or those of other parties developing similar products receive negative or unfavorable publicity, or the medical community publishes information criticizing the accuracy, effectiveness or utility of COVID-19 tests, whether or not ours, it could result in a decrease in demand for any product that we may develop. In addition, responses by the U.S. federal, state or foreign governments to negative public perception or ethical concerns related to COVID-19 tests may result in new legislation or regulations that could limit our ability to develop or commercialize any product, obtain or maintain regulatory approval, authorization, certification or clearance, if applicable, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition and results of operations, and may delay or impair the development and commercialization of our products or demand for any products we may commercialize.

We have limited data on the performance of our Platform with certain tests and limited experience in marketing and selling our Platform, and if we are unable to expand our direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected.

We have limited data on the performance of our Platform with certain tests and limited experience in marketing and selling our Platform, which had its formal commercial launch in the EEA and the United Kingdom in 2019 with our INR test. We currently have 12 diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform and a broad menu of tests in our long-term development plan, but we do not currently have, and may not be successful in developing, the capacity to market, sell, or distribute our Platform or other products that we may develop effectively or in volumes high enough to support our planned growth.

We currently and will continue to sell our Platform on a region or country specific basis across our footprint in Europe, the United States, South America, Africa and Asia using a combination of direct sales and sales through our distributors. Our future sales will depend in large part on our ability to develop and substantially expand our sales force and to significantly increase the scope of our marketing efforts. Our target market of customers in healthcare systems, government organizations, national pharmacy chains and community-based healthcare settings is a large and diverse market. As a result, we believe it is necessary to develop a large sales force that includes sales representatives with a variety of specific technical backgrounds. We will also need to attract and develop a significant amount of marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

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

We also enlist distributors, and we may potentially enlist local collaborators, to assist with sales, distribution, and customer support. Locating, qualifying, and engaging a significant number of distribution collaborators with local industry experience and knowledge will be necessary to effectively market and sell our products. We may not be successful in finding, attracting, and retaining a sufficient number of distributors or other collaborators or we may not be able to enter into such arrangements on favorable terms, or at all. Our sales in low- and middle-income countries also depend on support from our global health partners, such as BMGF and from national governments. Developing such relationships may require significant resources, time and management attention and could adversely affect our ability to make sales.

Sales practices utilized by our distributors that are locally acceptable may not comply with sales practices standards required under the laws of the United Kingdom, the United States or other jurisdictions that apply to us, which could create additional compliance costs and risk and demand additional resources, time and management attention. If our sales and marketing efforts are not successful, we may not achieve significant market acceptance for our products, which would materially and adversely impact our business, financial condition and results of operations.

Our Amira System, which is currently on hold, has been CE Marked for use in professional settings but we may not obtain other necessary regulatory approvals, authorizations, certifications or clearances, and we may not be able to successfully commercialize our Amira System in the future.

Our Amira System, which is currently on hold, includes strips, device and patient mobile device application, and is based upon our Platform and our SARS-CoV-2 antigen test. Our Amira System, which was CE Marked for POC use in professional settings in the first half of 2022, will require additional regulatory approvals, authorizations, certifications or clearances prior to commercialization in professional settings in certain countries outside the European Economic Area (“EEA”). In addition, we may need to seek additional regulatory approvals, authorizations, certifications or clearances for specific or limited use cases based on our commercialization plans. Even though we completed POC clinical testing of our Amira System and affixed the CE Mark to the Amira System in professional settings, we expect we will need to perform additional clinical testing to obtain additional regulatory approvals, authorizations, certifications or clearances for our Amira System, including for use in over-the-counter (“OTC”) settings in certain countries. Revenues related to the Amira System depend on development of mass screening opportunities and continued need for COVID-19 testing. Given current market conditions, further development and commercialization of the Amira System is currently on hold.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve profitability.

The diagnostics industry, including in vitro diagnostic (“IVD”) and POC systems, is rapidly evolving, and we face competition from companies that offer products in our targeted application areas. Our principal competition comes from established diagnostic companies. Our competitors include laboratory or POC companies such as Abbott Laboratories, Becton, Dickinson and Company, Danaher Corporation, GenMark Diagnostics, Inc., Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, QuidelOrtho Corporation, Roche Diagnostics Corporation, Siemens Healthineers AG, Inc. and many others. In addition to diagnostic systems, we believe these companies may also develop their own approved, certified or cleared diagnostic kits, which can be sold to the clients who have purchased their systems. In addition, new and existing companies could seek to develop tests that compete with ours.

For each of the twelve diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform, we face competition from other commercially available tests, including:

•
For our SARS-CoV-2 antigen test and SARS-CoV-2 antigen pool test: Lateral flow tests such as Quidel Sofia, BD Veritor Plus System, Abbot BinaxNow COVID-19 Ag Card and others, as well as molecular tests such as Cepheid GeneXpert, Abbott ID NOW and lab-based RT-PCR tests.

•
For our SARS CoV-2 antibody test: Accelerate Diagnostics BioCheck, Assure Rapid Test, SD Biosensor Q Rapid Test, general lateral flow tests and others.

•
For our SARS-CoV-2 & Flu A/B tests: Quidel Sofia, BD Veritor Plus System, Cepheid GeneXpert and others.

•
For our INR test: Roche Coaguchek and others.

•
For our D-Dimer and NT-proBNP tests: Roche Cobas h232, Quidel Triage, Boditech iChroma and others.

•
For our CRP test: Abbott Afinion, Aidian QuickReadGo, and others.

•
For our HbA1c test: Abbott Afinion, Siemens DCA Advantage, and others.

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

Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make our Platform and the other products we are developing obsolete. Our future success will depend on our ability to anticipate and keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. The attractiveness of our Platform partly depends on our ability to continue to add additional assays and tests in a timely manner. Failure to deliver such tests in the timelines suggested may affect our business plan and ability to obtain greater market penetration, or otherwise cause us to lose market share.

In recent years, there have been advances in methods used to analyze very large amounts of information. We must continuously enhance our Platform and develop new products to keep pace with evolving standards of care. If we do not update our Platform, including successfully developing new tests for our Instrument, such as multiplex test strips with the ability to detect an increased number of markers in a single sample, it could become obsolete and sales of our Platform and any new products could decline, which would have a material adverse effect on our business, financial condition and results of operations.

Our business and reputation will suffer if our products do not perform as expected, particularly as test strip volume increases, or if we are unable to establish and comply with stringent quality standards to ensure that the highest level of quality is observed in the performance of our Platform and our other products.

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

We must maintain top service standards and government-mandated and other quality controls. Past and future performance or accuracy defects, incomplete or improper process controls, or mishandling of samples or test strips due to inadequate training can lead to incorrect diagnostic results and potentially result in adverse outcomes for patients. These events could lead to voluntary or legally mandated safety alerts relating to our Platform, our other products or our facilities and could result in recalls, such as the recall that we initiated in early January 2021, based on reports of suspected false positive results, or the removal of our products from the market. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our products and payors’ willingness to cover our products. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

If we cannot enter into new relationships with diagnostics or research and development companies, or if our collaborators do not perform as expected, our product development could be delayed.

We have in the past and may in the future rely on research and development collaborators to research and develop certain tests for our Platform. The inability of these companies to deliver on research and development projects or our inability to use or have sufficient access to required reagents derived from such projects could have an adverse effect on our ability to launch additional tests and thus on our business, financial condition and results of operations.

Our success in the future depends in part on our ability to enter into new relationships. This can be difficult due to several factors, including internal and external constraints placed on these organizations that can limit the number and type of relationships with companies such as ours that can be considered and consummated. In addition, collaboration, manufacturing and supply agreements can be complex and contain certain provisions that may be susceptible to multiple interpretations. The resolution of any interpretation disagreement that may arise could be adverse to us, for example, by increasing our royalties payable to third parties, by narrowing what we believe to be the scope of our rights to certain intellectual property, or increasing what we believe to be our financial or other obligations under these agreements, and any such outcome could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect that we will have capacity constraints on demand for our overall test portfolio, and we will need to make decisions regarding allocation of supply of such tests, which could have an adverse effect on new or existing relationships with third parties and governments.

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

We may pursue acquisitions of businesses and assets as well as strategic alliances and joint ventures that leverage our Platform and industry experience to expand our offerings or distribution. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance, or joint venture.

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

In addition to the various direct sales units that have already been established in the United States, most Western European countries, Japan, India, South Africa, Colombia and Brazil, we are planning to both continue to grow direct sales operations as well as extend distribution agreements for our Instrument and test strips in various countries. While our direct sales operations are likely to be impacted by our recently announced cost reduction programs, our long-term strategic plan includes expansion into the largest IVD markets, including China and Southeast Asia. In addition, in Africa, we plan to continue to collaborate with non-governmental organizations, such as BMGF, to build programs that utilize our Platform to improve patient outcomes across multiple countries on the African continent. We plan to maintain sales representatives and distributor relationships, to conduct healthcare provider and patient association outreach activities, to extend research and development capabilities and to expand payor relationships internationally. Doing business internationally involves a number of risks, including:

•
multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, economic sanctions, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;
•
potential competition from existing or future local and regional product offerings;
•
difficulties in complying with a multitude of product regulations in various jurisdictions, including evolving regulatory pathways in response to the COVID-19 pandemic;
•
failure by us or our distributors to obtain regulatory approvals, authorizations, certifications or clearances for the use of our products in various countries;
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
•
additional exposure to foreign economic factors, including inflation, recession, and fluctuations in interest rates;
•
the risk that regional or local distributors may not commit the necessary resources to market and sell our products to the level of our expectations or may choose to favor marketing the products of our regional or local competitors;
•
natural disasters, political and economic instability, including wars, terrorism, and political and civil unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions (such as the military conflict involving Russia and Ukraine, and subsequent economic sanctions imposed on Russia and Belarus); and
•
regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), or its books and records or anti-bribery provisions, or similar anti-bribery or anti-corruption laws or regulations in other jurisdictions, such as the U.K. Bribery Act 2010.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition and results of operations.

Our commercial success in Africa will be dependent on continued donor funding of healthcare initiatives in Africa from a wide variety of sources such as the African Medical Supplies Platform, Partnership for Supply Chain Management, The Global Fund to Fight AIDS, Tuberculosis and Malaria, the World Health Organization, the United Nations Children Fund, Médecins Sans Frontières and private foundations such as BMGF, the Clinton Health Access Initiative and the Rockefeller Foundation. Our ability to work collaboratively with these funders and with national healthcare programs will be important to our success in utilizing our Platform to help transform primary care delivery in Africa and improve patient outcomes and delays in such efforts may impact the roll out of these programs, as a lot of parties are involved and we do not control operations of such complex entities.

If we were sued for product liability or professional liability we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our Platform or other products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

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

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property claims, as well as regulatory, employment, and other claims related to our business. Litigation related to the Company, our business, and our operations or financial performance may also involve customers, competitors, suppliers, patients, shareholders, governmental authorities or other third parties, including potential whistleblower claims and other employee-related claims. Our Amira System may be marketed OTC and could thus bring consumer liability claims with it. Litigation can be lengthy, expensive and disruptive to our operations, and results cannot be predicted with certainty. An adverse decision could result in significant settlement amounts, monetary damages, fines or injunctive relief that could affect our business, financial condition and results of operations. Even if lawsuits do not result in an unfavorable outcome, the costs of defending or prosecuting such lawsuits may be material to our business and our operations. Moreover, these lawsuits may divert management’s attention from the operation of our business, which could adversely affect our business, financial condition and results of operations.

Our employees, principal investigators, consultants, and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and collaborators. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and other applicable foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United Kingdom, the United States and in other countries, report financial information or data inaccurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, such as insider trading, and our code of conduct and anti-bribery policies and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

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

These risks arise as a result of threats coming from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. We, and the third parties upon which we rely, may be subject to a variety of such evolving threats, including, but not limited to, social-engineering attacks (including through phishing and business email compromise attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, and other similar threats. In early 2020, one of our subsidiaries experienced a business email compromise attack in which funds were diverted to a threat actor but we were able to recover the funds from the banking system.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products) or the third-party information technology systems that support us and our services.

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

Any unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and its implementing regulations, and regulatory penalties. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of protected health information. Furthermore, in the event of a breach as defined by HIPAA, we may be required to comply with specific reporting requirements under the HIPAA regulations, which may include notification to the general public, depending on the scale of the breach.

In addition, the interpretation and application of consumer, health-related, and data protection laws in the United States, the United Kingdom, the EEA and elsewhere are often uncertain, contradictory, and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business or reputation. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

To the extent that the remote work policies we implemented due to the COVID-19 pandemic remain in effect, information that is normally protected, including company confidential information, may be less secure. Cybersecurity and data security threats continue to evolve and raise the risk of an incident that could affect our operations or compromise our business information or sensitive personal data, including health data. We may also need to collect more extensive health-related information from our employees to manage our workforce.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Adverse macroeconomic or business conditions, including inflation, may have a negative impact on our business.

Continuing concerns over the economic impact of the COVID-19 pandemic, health care reform legislation, geopolitical issues, such as the conflict between Russia and Ukraine, the availability and cost of credit including as a result of rising interest rates, supply constraints, inflation and the impact of government stimulus programs in the United States and other countries have contributed to volatility in the global economy and may lead to economic downturn globally or more regionally. The current military conflict between Russia and Ukraine could disrupt or otherwise adversely impact global or more regional economic conditions and related sanctions, export controls or other actions that may be initiated by nations, including the United Kingdom, the European Union, the United States and Russia, could adversely affect our business and/or our supply and distribution chains, manufacturers, suppliers or customers.

Continuation of the current inflationary environment may adversely impact our business. For example, we may incur increased costs of manufacture and delivery as a result of global inflationary trends which would impact the results of our operations. If the economic climate does not improve, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our commercial third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations. Additionally, adverse economic conditions, to the extent they continue to result in diminished liquidity and credit availability (or higher cost of credit to the extent available) in the market, could impair our ability to access capital, if required, or otherwise adversely affect our operations. In the event of further economic slowdown, investment in research and development may also experience a further corresponding slowdown.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

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

The total addressable market opportunity for our current and future products may be much smaller than we estimate.

Our estimates of the total addressable market for our Platform and our other products are based on our good faith estimates and assumptions derived from our management’s knowledge of the industry and other information currently available to us. We have also relied on industry and market data that we have obtained from periodic industry publications, third-party studies and surveys and other filings of public companies in our industry. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. This industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. We are responsible for all of the disclosure contained in this Annual Report, and we believe the industry and market data that we obtained from third-party sources are reliable.

Further, the continued development of, and approval, authorization, certification, classification or clearance of our tests or other products may affect these market opportunity estimates. Our market opportunity may also be limited by new diagnostic tests or other products that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for our Platform and our other products could be significantly less than we estimate. If this turns out to be the case, our potential for growth may be limited and our business and future prospects may be materially adversely affected.

Risks Related to Our Financial Indebtedness

Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.

The terms of the agreements governing our existing indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us. For example, our 2021 Senior Secured Loan (as defined below) obligates us to satisfy certain minimum net sales thresholds and minimum liquidity levels. Non-compliance with the covenant restrictions or obligations in respect of our financial indebtedness could result in an event of default, which could result in some or all of our obligations thereunder becoming immediately due and payable and restrict our access to credit. In addition, default under any of the agreements could trigger default under other indebtedness pursuant to cross-default provisions.

2021 Senior Secured Loan

In March 2021, LumiraDx Investment Limited, one of our subsidiaries, entered into a senior secured term loan (as amended from time to time, the “2021 Senior Secured Loan”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC (collectively, “Pharmakon”), as collateral agent. We have borrowed $300.0 million under the 2021 Senior Secured Loan, which is subject to an interest rate of 8.0% per annum payable in quarterly installments and matures on March 29, 2024. The 2021 Senior Secured Loan has been guaranteed by the Company and certain of its subsidiaries, and secured by collateral comprising a substantial proportion of our assets, including security over intellectual property, shares, bank accounts and receivables held by such entities. The 2021 Senior Secured Loan contains various covenants that limit our ability to engage in specified types of transactions without the prior consent of Pharmakon, including, but not limited to:

•
making certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our equity securities subject to certain exceptions;

•
selling, transferring, leasing or disposing of certain assets;

•
encumbering or permitting liens on certain assets;

•
incurring certain indebtedness; and

•
entering into certain transactions with affiliates.

The 2021 Senior Secured Loan also includes certain financial covenants, which were amended pursuant to the Third Amendment (as defined below) as described more fully below, in respect of:

•
minimum net sales thresholds; and

•
minimum liquidity levels.

On June 17, 2022, the 2021 Senior Secured Loan was amended to provide for a revised minimum net sales covenant and also provided for a revised minimum liquidity covenant (the “Third Amendment”). In accordance with the Third Amendment, upon our consummation of a Qualifying Financing (as defined in the Third Amendment and as further amended on July 18, 2022) in July 2022, the minimum net sales covenant under the 2021 Senior Secured Loan, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, was adjusted to the following amounts:

Quarter End	Net Sales
June 30, 2022	$375,000,000
September 30, 2022	$300,000,000
December 31, 2022	$240,000,000
March 31, 2023	$275,000,000
June 30, 2023	$325,000,000
September 30, 2023	$375,000,000
December 31, 2023	$500,000,000

The Third Amendment also provides that we must maintain a minimum liquidity level of at least $75.0 million, tested on both the 15th day and last day of each such calendar month. The minimum net sales threshold set forth in the table above shall not apply so long as we maintain a minimum liquidity level of at least $400.0 million throughout the preceding fiscal quarter (tested on the 15th and the last day of each calendar month). We do not currently expect to achieve such minimum liquidity levels in the near future.

On February 22, 2023, the 2021 Senior Secured Loan was further amended (the “Fourth Amendment”) to among other things, waive the financial covenants related to minimum liquidity and minimum net sales until June 30, 2023. In exchange for the waivers described above, the Company agreed in the Fourth Amendment to increase the facility fee to be paid by the Company on any repayment, including prepayment, of amounts borrowed under the 2021 Senior Secured Loan Agreement.

If we, for any reason, are unable to meet the minimum net sales thresholds set out above, we would expect to take further action to obtain a further waiver from Pharmakon, further amend the terms of the 2021 Senior Secured Loan or to otherwise restructure our existing debt obligations to avoid a breach of covenant. There can be no guarantees that such waivers, amendments or restructuring will be possible, if and when desired. Further, even if we were successful in such efforts, there may be costs associated with this, such as financial compensation or further restrictions imposed by Pharmakon as a condition of granting any such waiver or amendment or providing for such restructuring.

A breach of any of the covenants under the 2021 Senior Secured Loan could, absent a waiver of such covenant obligation by Pharmakon, result in an event of default. Upon the occurrence of an event of default under the 2021 Senior Secured Loan, Pharmakon could elect to accelerate and declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit and could proceed against the collateral granted to secure such indebtedness, including taking possession of, or disposing of, any such collateral, including substantially all of our intellectual property, and applying any deposits held in the secured bank accounts of the Company and certain of its subsidiaries towards repayment of the 2021 Senior Secured Loan. If Pharmakon takes possession of, or disposes of, collateral, such as, potentially, substantially all of our intellectual property, this would have a material adverse effect on our business, financial condition and results of operations. In the case of an insolvency or insolvency proceedings event of default in respect of our U.S. subsidiaries, no election by Pharmakon is required and the acceleration would happen automatically. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross- default under the Convertible Notes (as defined below), as a result of which the trustee or holders of the Convertible Notes may declare the principal and accrued interest on the Convertible Notes immediately due and payable. An event of default under the 2021 Senior Secured Loan would also trigger a cross-default under the BMGF Unsecured Loan (as defined below), as a result of which the holder of the BMGF Unsecured Loan may declare the principal and accrued interest on the BMGF Unsecured Loan immediately due and payable. Such declarations would have an immediate material adverse effect on our liquidity.

Further, upon the occurrence of a change in control, the 2021 Senior Secured Loan requires mandatory prepayment of amounts outstanding thereunder. Such change in control may involve one of (i) the persons who are the direct or indirect shareholders of LumiraDx as of March 23, 2021, ceasing to beneficially own, directly or indirectly, 30.0% of the then-outstanding share capital of LumiraDx, (ii) a sale of all or substantially all of the consolidated assets of LumiraDx Investment Limited and its subsidiaries, (iii) LumiraDx ceasing to own, directly or indirectly, 100.0% of the equity interests in LumiraDx Investment Limited or (iv) a merger or consolidation of one of LumiraDx, LumiraDx Group or LumiraDx Investment Limited, as applicable, in which such entity is not the surviving entity.

As a result of uncertainty as to our ability to obtain waivers of covenant violations or restructure our existing debt obligations and raise additional capital, our consolidated financial statements included elsewhere in this Annual Report contain a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern. See “—Risks Related to Our Financial Condition and Capital Requirements – Our consolidated financial statements contain a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern.”

Convertible Notes

In March 2022, we issued $56.5 million in aggregate principal amount of the 6.0% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) in a private offering pursuant to the terms of an indenture dated March 3, 2022, between LumiraDx, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The interest rate on the Convertible Notes is fixed at 6.0% per annum and is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. The Convertible Notes are unsecured and are subordinated and postponed to the prior payment in full of any designated senior debt as defined in the indenture, which includes the 2021 Senior Secured Loan. The Convertible Notes mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by us.

The indenture includes covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence of more than $400 million of secured indebtedness (including the 2021 Senior Secured Loan) and $100 million of unsecured indebtedness (including the Convertible Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. The indenture governing the Convertible Notes includes certain customary events of default after which the Convertible Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving LumiraDx after which the Convertible Notes would become automatically due and payable.

BMGF Unsecured Loan

We have also borrowed $18.0 million from BMGF pursuant to a note purchase agreement, which is structurally subordinated to the 2021 Senior Secured Loan (the “BMGF Unsecured Loan”). In connection with the BMGF Unsecured Loan we have agreed to the use of the proceeds for specific programs and have committed to provide access to our future products to support BMGF’s charitable purposes. In the event that certain triggering events occur, BMGF may exercise rights to require us to perform certain technology transfers to a third party to allow for the use of the related technology and to manufacture the relevant products under a license granted by us to BMGF in order to support and further BMGF’s charitable purposes. The BMGF Unsecured Loan accrues interest at the rate of 2.0% per annum, payable in quarterly installments, and unless otherwise extended and subject to any event of default, matures on October 15, 2024.

See the section titled “Item 5.B.—Liquidity and Capital Resources” for additional information regarding our borrowing arrangements.

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business, or otherwise be able to raise the funds necessary, to service our indebtedness in respect of the 2021 Senior Secured Loan, Convertible Notes and BMGF Unsecured Loan, settle conversions of the Convertible Notes or repurchase the Convertible Notes for cash upon a fundamental change. Any such shortfall could adversely affect our business and results of operations.

Our ability to make scheduled payments of the principal of, to make quarterly payments on, or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control.

In addition, holders of the Convertible Notes are entitled to convert the Convertible Notes at any time prior to 5:00 p.m. (New York City time) on the second scheduled trading day immediately before the maturity date of March 1, 2027. If one or more holders elect to convert their Convertible Notes, unless we elect (or are required) to satisfy our conversion obligation by delivering solely our common shares (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, conversions of Convertible Notes in connection with our delivery of a redemption notice (which is only permitted upon the satisfaction of certain requirements set forth in the governing indenture) may require us to pay an interest make-whole payment equal to the remaining scheduled payments of interest that would have been made on the Convertible Notes to be converted had such Convertible Notes remained outstanding from the conversion date through March 1, 2026, and such interest make-whole payment may be made in cash.

Holders of the Convertible Notes also have the right to require us to repurchase their Convertible Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Convertible Notes) at a repurchase price equal to 100.0% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

Our business may not generate cash flows from operations in the future that are sufficient to service our debt, or pay cash amounts payable upon conversion or redemption of the Convertible Notes while also funding necessary capital expenditures or at all. If we are unable to generate sufficient cash flows to satisfy our liquidity requirements, we would be required to adopt one or more funding alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital, which may be on terms that are onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to successfully adopt a funding alternative, refinance our debt or raise additional capital when needed, which would result in a default on our debt obligations. Any such default and related cross- default under our borrowing arrangements would have a material adverse affect our business and results of operations. See the section titled “Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—We will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future.”

Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture governing the Convertible Notes or to pay any cash payable on future conversions as required by such indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or make cash payments upon conversions thereof. Additionally, subject to certain exceptions, if we fail to timely file any document or report required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in certain circumstances we may be required to pay additional interest of up to 0.5% per annum on our Convertible Notes in order to avoid an event of default under the indenture, which may affect our ability to repay the Convertible Notes. Furthermore, if we do not remedy such failure within 360 days after receiving notice thereof from the noteholders, there would be an event of default under the indenture.

Transactions relating to our Convertible Notes may affect the value of our securities.

The conversion of some or all of the Convertible Notes would dilute the ownership interests of existing shareholders to the extent we satisfy our conversion obligation by delivering common shares upon any conversion of such Convertible Notes. If holders of our Convertible Notes elect to convert their Convertible Notes, we may elect (or be required to) settle our conversion obligation by delivering to them a significant number of our common shares, which would cause dilution to our existing shareholders. The terms of the 2021 Senior Secured Loan would likely require us to make such an election since it includes restrictions on making certain cash payments in respect of the Convertible Notes. In addition, conversions of Convertible Notes in connection with our delivery of a redemption notice (which is only permitted upon the satisfaction of certain requirements set forth in the governing indenture) may require us to pay an interest make-whole payment equal to the remaining scheduled payments of interest that would have been made on the Convertible Notes to be converted had such Convertible Notes remained outstanding from the conversion date through March 1, 2026, and such interest make-whole payment may be made in our common shares. Furthermore, the conversion rate applicable to the Convertible Notes may be increased on March 3, 2024, if the average of the daily volume weighted average prices of our common shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the conversion rate may not be increased to a rate that exceeds 137.9310 common shares per $1,000 principal amount (subject to adjustment in accordance with the terms of the indenture).

The arbitrage or hedging strategy by purchasers of the Convertible Notes may affect the value of our common shares.

We expect that many investors in, and potential purchasers of the Convertible Notes will employ, or seek to employ, an arbitrage strategy with respect to the Convertible Notes. Investors would typically implement such a strategy by selling short our common shares underlying the Convertible Notes and dynamically adjusting their short position while continuing to hold the Convertible Notes. Investors may also implement this type of strategy by entering into swaps on our common shares in lieu of or in addition to selling short our common shares. This activity could decrease (or reduce the size of any increase in) the market price of our common shares at that time.

Risks Related to Government Regulation

If commercial third-party payors or government payors fail to provide coverage or adequate reimbursement for our Platform or future products we develop, if any, our revenue and prospects for profitability would be harmed.

In both domestic and foreign markets, the commercial success of our Platform and any future products we may develop will depend on the extent to which we obtain and maintain coverage and adequate reimbursement from governments or third-party payors. These third-party payors include government healthcare programs (such as Medicare and Medicaid in the United States or national or regional health services or payors in non-U.S. jurisdictions), managed care organizations, health maintenance organizations, private health insurers, and other organizations. Physicians may not use our Platform or diagnostic tests unless commercial third-party payors and government payors pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our Platform if the Centers for Medicare & Medicaid Services (“CMS”), or pricing and reimbursement authorities in other jurisdictions do not issue a positive coverage decision.

In the United States, CMS decides whether and to what extent a product will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Therefore, we believe that obtaining and maintaining a favorable reimbursement rate from CMS for our Platform will be a necessary element in achieving material commercial success. Healthcare providers and patients may not order our Platform unless third-party payors cover and pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our Platform if CMS does not provide adequate coverage and reimbursement. As part of the Families First Coronavirus Response Act, the Paycheck Protection Program and Health Care Enhancement Act, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and the Coronavirus Response and Relief Supplemental Appropriations Act, the U.S. Department of Health and Human Services (“HHS”) previously provided claims reimbursement to health care providers generally at Medicare rates for testing uninsured individuals for COVID-19 on or after February 4, 2020. This program stopped accepting claims for reimbursement in March 2022 and it is unclear whether the program will resume at a future date. It is also unclear whether providers would use such avenue for reimbursement for our products if it was available. Recently, President Biden announced that the administration intends to end the COVID-19 public health emergency on May 11, 2023. The full impact of the termination of the public health emergency on our ability to maintain or obtain coverage and adequate reimbursement for our products is unclear.

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
•
supported by clinical utility studies.

In the United States, no uniform policy for coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. If coverage and adequate reimbursement is not maintained or made available, or is available only to limited levels, we may not be able to successfully commercialize our Platform. We cannot be sure that coverage and reimbursement will be maintained or made available for, or accurately estimate the potential revenue from, our Platform or assure that coverage and reimbursement will be available for any product that we have or may develop. If we cannot maintain or obtain coverage and adequate reimbursement from third party payors for our Platform or any future products, demand for such products may decline or may not grow as we expect, which could limit our ability to generate revenue and have a material adverse effect on our financial condition, results of operations and cash flow.

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

In addition, we may develop new assays that may require obtaining a Current Procedure Terminology (“CPT”) procedure code. CMS prices the new clinical diagnostic laboratory test codes using a “crosswalking” or “gapfilling” process. “Crosswalking” occurs when a new test or substantially revised test is determined to be similar to an existing test, multiple existing test codes, or a portion of an existing test code, which can then be utilized to determine reimbursement. “Gapfilling” is a process by which CMS will refer the codes to the Medicare Administrative Contractors (“MACs”) to allow them to determine an appropriate price, since there is no comparable, existing code. After a year of reimbursement at the local MAC rates, CMS calculates a national limitation amount based on the median of rates for the test code across all MACs. Our reimbursement could be adversely affected by CMS’ action in this area, including by a negative national coverage determination. If CMS limits coverage or reduces reimbursement for the new test codes, then our revenue will be adversely affected. There can be no guarantees that Medicare and other payors will establish positive or adequate coverage policies or reimbursement rates. We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. health care industry, and changes to the reimbursement amounts paid by Medicare and other payors for our current tests and our planned future tests, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows.

In some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing pricing vary widely from country to country. For example, in the European Union, while most Member States apply some sort of pricing measures or controls, pricing and reimbursement of IVDs is not harmonized at an E.U. level. Member States in the European Union have exclusive competence to determine pricing and reimbursement of IVDs within their jurisdiction. In addition, many jurisdictions reimburse IVDs as part of the costs associated with certain treatments or procedures. In those cases, the pricing and reimbursement of our tests will be determined by the costs allocated to testing as part of the procedure and whether the relevant health service will select and procure our products. Therefore, the price we obtain for our products will vary depending on the different statutory health schemes within each E.U. Member State. There can be no assurance that any country that has price controls or reimbursement limitations for diagnostic products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Moreover, in the European Union, some Member States may require the completion of additional studies that compare the cost-effectiveness of a particular medical device candidate to currently available therapies. This Health Technology Assessment (“HTA”), which is currently governed by the national laws of the individual E.U. Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medical device in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medical devices will often influence the pricing and reimbursement status granted to these medical devices by the competent authorities of individual E.U. Member States. On December 15, 2021, the Health Technology Regulation (“HTA Regulation”), was adopted. The HTA Regulation is intended to boost cooperation among E.U. Member States in assessing health technologies, including new medical devices, and providing the basis for cooperation at E.U. level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union.

The U.S. and foreign governments continue to propose and enact or promulgate legislation, regulations, guidance and other policies designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing of many healthcare products. We expect that there will continue to be federal and state proposals to implement governmental controls or impose healthcare requirements. In addition, the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our revenue and profitability.

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

Our business and the sale of our products are subject to extensive regulatory requirements, including compliance with labeling, manufacturing and reporting controls. If we fail or are unable to timely obtain the necessary authorizations, approvals, certifications or clearances for new products, our ability to generate revenue could be materially harmed.

Our products are classified as IVDs in the United Kingdom and the European Union and as medical devices in the United States and are subject to extensive regulation in the United Kingdom by the Medicines and Healthcare Products Regulatory Agency (“MHRA”), in the European Union by the national competent regulatory authorities and in the United States by the FDA and other federal, state and local authorities and by similar regulatory authorities in other jurisdictions, as well as notified bodies in the European Union (the “Notified Bodies,” and each a “Notified Body”). Our products should be used in line with their intended use, applicable Instructions for Use (“IFUs”) and product authorizations or certifications. Customers may choose to use our products “off label”. However, as a manufacturer, our obligation is to limit our marketing and promotion to “on label” uses only. Government regulation of IVDs and medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

•
design, development and manufacturing;
•
testing and labeling, including directions for use, processes, controls, quality assurance and packaging;
•
storage, distribution, installation and servicing;
•
preclinical studies and clinical trials;
•
establishment registration and listing;
•
product safety and effectiveness;
•
marketing, sales and distribution;
•
premarket approval, certification, de novo classification, 510(k) clearance and EUA;
•
recordkeeping procedures;
•
advertising and promotion;
•
complaint handling, corrections and removals, and recalls;
•
post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and
•
product import and export.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance, de novo classification, PMA or EUA from the FDA, unless an exemption applies.

The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining 510(k) clearances or PMAs to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

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

We cannot assure you that we will be able to obtain any 510(k) clearances, de novo classifications, PMAs or any additional EUAs. The FDA can delay, limit or deny 510(k) clearance, de novo classification, PMA or EUA of a device for many reasons, including:

•
we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended uses;

•
the data from our preclinical studies and clinical trials may be insufficient to support clearance, classification, approval or authorization, where required; and
•
the manufacturing process or facilities we use may not meet applicable requirements.

The FDA may refuse our requests for 510(k) clearance, de novo classification, PMA or EUA of new products, new intended uses or modifications to existing products. Additionally, even if obtained, 510(k) clearances, de novo classifications, PMAs or EUAs could be withdrawn or revoked at any time for a number of reasons, including the failure of our Platform or other products to perform as expected. In particular, other companies have had their FDA approvals, or authorizations, including EUAs, revoked due to sensitivity and specificity concerns, and we cannot predict all of the circumstances under which the FDA would revoke an EUA for a COVID-19 test, including ours, as an understanding of the virus and the efficacy of tests and treatments is continuously evolving.

If we receive approval, authorization, certification, classification or clearance for our tests, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, such as compliance with the Quality System Regulation, inspections by the FDA, continued adverse event and malfunction reporting, corrections and removals reporting, registration and listing, and promotional restrictions, and we may also be subject to additional FDA post-marketing obligations. If we are not able to maintain regulatory compliance or the FDA takes action to assess compliance, we may not be permitted to market our tests and/or may be subject to fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution. For example, in 2022 the FDA contacted us relating to an update that we had made to our SARS-CoV-2 antibody test strips, requesting further data and a review in respect of the update, which meant that distribution of the updated test strips in the United States was suspended pending this review and a limited number of the updated test strips (valued at approximately $50,000) were recalled in light of the FDA review. Additionally, in line with similar requests that the FDA has made to other antigen test providers, the FDA requested that we update the product labeling on our SARS-CoV-2 antigen test to provide a serial testing requirement for asymptomatic individuals and recommend testing twice over three days with at least 24 hours (and no more than 48 hours) between tests for such asymptomatic individuals. We may be subject to similar regulatory compliance actions of non-U.S. jurisdictions.

The advertising and promotion of our products in the EEA, made up of the 27 E.U. Member States and the countries in the EFTA Pilar of the EEA (Norway, Iceland and Liechtenstein), is subject to the EEA countries’ national laws applying the in vitro diagnostic medical devices Regulation 2017/746 (“IVDR”), Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation of individual EEA countries governing the advertising and promotion of IVDs. EEA countries’ legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary E.U. and national industry Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals, which could negatively impact our business, operating results and financial condition.

We may recall, replace, or make corrections to our Instrument, test strips or other products which could negatively impact manufacturing, supply and customer relationships, and may result in adverse regulatory action, including revision or revocation of an EUA. For example, beginning in early January 2021, based on reports of suspected false positive results, we initiated recalls of some test strips for our SARS-CoV-2 antigen test. As per applicable regulations, we notified and corresponded with the FDA, the MHRA, the U.K. regulatory authority, and the national competent regulatory authorities of the affected E.U. Member States, regarding these actions. To mitigate further potential interference effects or false positives, we also added error checking measures in the Instrument, manufacturing process controls and quality control testing and release criteria, as well as a mandatory software update rolled out in February 2021 and a subsequent voluntary software update rolled out in March 2021. We cannot guarantee that no issues will arise with regards to batches in the field where customers do not implement proposed software updates or batches manufactured prior to changes being implemented. We continue to monitor and investigate any complaints. The impact of the existence of various SARS-CoV-2 variants, change in seasons or mucus composition mix further impact our current SARS-CoV-2 antigen test. We also recalled a small number of Instruments from the field in the first quarter of 2022 when it was determined that there was an increased risk of incorrect results being provided with respect to high precision assays. In addition, we will be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products in the EEA. We must comply with IVD reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any IVD we manufacture or distribute, fines, suspension of regulatory clearances or approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, financial condition and results of operations.

All manufacturers placing medical devices on the market in the EEA are legally bound to report incidents and trends involving devices they produce or sell within strict deadlines to the regulatory agency (“Competent Authority”), in whose jurisdiction the incident occurred. Under the IVDR, an incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any harm as a consequence of a medical decision, action taken or not taken on the basis of information or result(s) provided by the device.

Malfunction of our products could result in future corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take actions against us, such as ordering recalls, requiring conduct of field safety corrective actions, imposing fines, or seizing the affected products. Any activities, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We will need to submit numerous applications for approval, authorization, certification, classification or clearance for each test as it becomes available, which could put significant pressure on R&D and regulatory staff, resulting in delays. From time to time, legislation is drafted and introduced in the United Kingdom, the EEA jurisdictions or the United States that could significantly change the statutory provisions governing any regulatory approval, authorization, certification, classification or clearance that we receive in such jurisdictions. In addition, regulatory authorities may change their authorization, clearance, classification and approval policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay, approval, authorization, certification, classification or clearance of our products under development or impact our ability to modify any marketed products on a timely basis.

Changes in the way the FDA and other comparable foreign regulatory authorities regulate or Notified Bodies assess products developed, manufactured, certified, validated and marketed by commercial manufacturers like us could result in delay or additional expense in offering our products and products that we may develop in the future.

In the United States, we have marketed our COVID-19 tests that have received EUAs pursuant to the “Policy for Diagnostic Tests for Coronavirus Disease-2019 during the Public Health Emergency” which was originally issued by the FDA on February 29, 2020. We have obtained EUAs from the FDA for our SARS-CoV-2 antigen and antibody tests for use with our Instrument, and for our SARS-CoV-2 RNA STAR test, SARS-CoV-2 RNA STAR Complete test, and SARS-CoV-2 & Flu A/B RNA STAR Complete, and such tests are authorized for use at the POC under the EUA granted for each such test. Our tests should be used in line with approved IFUs and within their approved authorizations. A wave of regulatory applications in the United States or applications submitted to Notified Bodies in the European Union for purposes of obtaining CE Certificates of Conformity, where applicable, combined with COVID-19 operational challenges, including potential staff shortages at regulatory authorities and agencies, as well as Notified Bodies and elsewhere, could result in delays in approvals, authorizations, certifications or clearances for our COVID-19 tests or otherwise. The FDA, other comparable foreign regulatory authorities or Notified Bodies may prioritize certain applications or submissions based on the testing methodologies or other factors. In addition, the FDA has issued and may issue further guidance (such as the Transition Plan discussed below) or change regulatory requirements at any time, which may delay our marketing and sales efforts and/or necessitate costly measures to maintain regulatory compliance with respect to these and any future products, which would have a detrimental effect on our business.

Our COVID-19 tests that have received EUAs have not been cleared or approved by the FDA. Our SARS-CoV-2 antigen test has been authorized by the FDA under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein. Our SARS-cCoV-2 antibody test has been authorized by the FDA under an EUA only for the qualitative detection of total antibodies to SARS-CoV-2. Our SARS-CoV-2 RNA STAR and SARS-CoV-2 RNA STAR Complete tests have been authorized by the FDA under an EUA only for the qualitative detection of nucleic acid from SARS-CoV-2. Our SARS-CoV-2 Ag & Flu A/B RNA STAR Complete test has been authorized by the FDA under an EUA only for the detection and differentiation of nucleic acid from SARS-CoV-2, influenza A, and influenza B, and includes an FDA agreed-upon post-authorization clinical evaluation study which, upon completion, will require an update to the labeling to reflect the additional testing. These tests have not been authorized for use to detect any other viruses or pathogens. The tests that have received EUAs are authorized in the United States for the duration of the declaration that circumstances exist justifying the authorization of emergency use of IVD tests for detection and/or diagnosis of COVID-19 under Section 564(b)(1) of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 360bbb-3(b)(1), unless the authorization is terminated or revoked sooner. We also expect to submit an EUA request to the FDA for our SARS-CoV-2 Ag & Flu A/B test. To date we have not yet received FDA authorization for this multiplex test. The timing of any submission to the FDA depends on the prevalence of Flu A/B and our ability to collect further data and even if we submit the required information, there can be no guarantee that authorization will be granted by the FDA.

For our IVD devices for other indications, we may not market these devices for the POC until we have received the requisite regulatory approvals, clearances, classifications or certifications for each product. Our product development program may be curtailed, redirected, eliminated or delayed at any time for many reasons, including if the FDA, other regulatory authorities or Notified Bodies change how these devices are regulated or assessed, and we cannot predict whether we will successfully develop and commercialize these devices. The FDA, a comparable foreign regulatory authority or Notified Bodies may require more information, including additional clinical data, to support approval, clearance, classification or certification, which may delay or prevent approval or certification and our commercialization plans, or we may decide to abandon the development program. Any of the foregoing scenarios could materially harm the commercial prospects of our products.

Healthcare policy changes, including legislation reforming the U.S. or other health care systems, may have a material adverse effect on our financial condition, results of operations and cash flows.

In the United States and in some non-U.S. jurisdictions, there have been, and likely will continue to be, a number of legislative initiatives and regulatory changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted, which made a number of substantial changes in the way health care is financed by both governmental and private insurers. Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and congressional challenges. It is unclear how healthcare reform measures of the Biden administration or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Protecting Access to Medicare Act of 2014 (“PAMA”) was signed to law on April 1, 2014, and, among other things, significantly altered the payment methodology under the Clinical Laboratory Fee Schedule (“CLFS”). The CLFS applies to a wide variety of laboratories, including national chains, physician offices, and hospital laboratories. Regulations finalized in 2016 stipulated that for the reporting period beginning in 2017 and every three years thereafter (or annually in the case of advanced diagnostic laboratory tests), applicable clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic laboratory test that it furnishes during the specified time period. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Additionally, effective January 1, 2018, the Medicare payment rate for a test on the CLFS is equal to the weighted median of private payor rates determined for the test, based on the data of applicable laboratories that are collected during a specified data collection period and reported to CMS during a specified data reporting period. The payment amount for a test cannot drop more than 10% as compared to the previous year’s payment amount for the first three years after implementation of the new payment system, and not more than 15% per year for the subsequent three years. Congress has delayed the reporting requirements and payment reductions under PAMA numerous times. There will be no payment reduction for 2021, 2022 and 2023 and there will be a 15% reduction cap for each of 2024, 2025, and 2026. We cannot determine at this time the full impact of PAMA on our business, financial condition and results of operations.

Additionally, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional action is taken by Congress. Pursuant to the CARES Act, as well as subsequent legislation, these reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the suspension, a 1% payment reduction was in effect beginning April 1, 2022 through June 30, 2022, the 2% payment reduction resumed on July 1, 2022, and increase up to 3% in the final fiscal year of this sequester. The full impact of the sequester law on our business is uncertain. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the Middle-Class Tax Relief and Job Creation Act of 2012 mandated an additional change in Medicare reimbursement for clinical laboratory tests.

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

Additionally, recent regulatory changes regarding health information may impact our products such as the Connect Manager, EHR Connect, the Connect Hub and the Engage app. On March 9, 2020, the HHS, Office of the National Coordinator for Health Information Technology (“ONC”) and CMS promulgated final rules aimed at supporting seamless and secure access, exchange, and use of electronic health information (“EHI”) by increasing innovation and competition by giving patients and their healthcare providers secure access to health information and new tools, allowing for more choice in care and treatment. The final rules are intended to clarify and operationalize provisions of the 21st Century Cures Act (the “Cures Act”), regarding interoperability and “information blocking,” and create significant new requirements for health care industry participants. Information blocking is defined as activity that is likely to interfere with, prevent, or materially discourage access, exchange, or use of EHI, where a health information technology developer, health information network or health information exchange knows or should know that such practice is likely to interfere with access to, exchange or use of EHI. The new rules create significant new requirements for health care industry participants, and require certain electronic health record technology to incorporate standardized application programming interfaces (“APIs”), to allow individuals to securely and easily access structured EHI using smartphone applications. The ONC will also implement provisions of the Cures Act requiring that patients can electronically access all of their EHI (structured and/or unstructured) at no cost. Finally, to further support access and exchange of EHI, the final ONC rule implements the information blocking provisions of the Cures Act and identified eight “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met. In light of the COVID-19 public health emergency, ONC stated that it intends to exercise enforcement discretion for three months at the end of certain ONC Health IT Certification Program compliance dates associated with the Cures Act final ONC rule. Pursuant to the final rule, health IT developers were initially to be subject to requirements such as prohibitions on participating in any action that constitutes information blocking, providing certification to the Secretary of HHS that they will not take actions that constitute information blocking, and other requirements regarding information blocking six months from May 1, 2020, when the final rule was published in the Federal Register. However, on October 29, 2020, HHS released an Interim Final Rule, effective December 4, 2020, pushing compliance with such requirements to April 5, 2021. As of December 31, 2022, certified health IT developers must now comply with new administrative requirements and must provide their customers with certified API technology.

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

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, greater use of new technology assessment review boards for determination of cost and comparative effectiveness, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize our product candidates, if approved. Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the CLFS, which would require our customers to bill patients for these amounts. Because of the relatively low reimbursement for many clinical laboratory tests, in the event that Congress were to ever enact such legislation, the cost of billing and collecting for these tests would often exceed the amount actually received from the patient and effectively increase our customers' costs of billing and collecting.

The changes to the regulatory system implemented in the EEA by the IVDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, new classifications to indicate risk levels of individual IVDs, requirements for conformity assessment by Notified Bodies of most IVDs, additional requirements concerning the scope and content of quality management systems, traceability of products and transparency as well as increased responsibility of economic operators, including those required of importers and distributors within the EEA of products manufactured in third countries. We are also required to provide clinical data in the form of a performance evaluation report as part of the conformity assessment process prior to CE marking and in post marketing clinical follow-up activities. Fulfilment of the obligations imposed by the IVDR may cause us to incur substantial costs. We may be unable to fulfil these obligations, or our Notified Body, where applicable, may consider that we have not adequately demonstrated compliance with our related obligations to merit a CE Certificate of Conformity on the basis of the IVDR.

The regulatory pathway for our COVID-19 tests and healthcare professionals’ understanding of the novel coronavirus is continually evolving and may result in unexpected or unforeseen challenges.

We have obtained EUAs from the FDA for our SARS-CoV-2 antigen and antibody tests. We also received EUAs for our molecular lab reagent kits, SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete and SARS-CoV-2 & Flu A/B RNA STAR Complete. Our SARS-CoV-2 antigen pool test is not FDA authorized, cleared or approved and can be used for surveillance purposes only in the United States.

Additionally, in the EEA, we have affixed a CE Mark (based on a self-assessment of the conformity of the products with the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”), as permitted prior to the entry into application of the IVDR on May 26, 2022) to all of our commercially available COVID-19 tests. Following the United Kingdom’s departure from the European Union, the CE Mark will continue to be recognized in Great Britain (“G.B.”) until June 30, 2023. From July 1, 2023, a U.K. Conformity Assessed (“UKCA”) Mark will be required to place IVDs on the G.B. market (whereas, in Northern Ireland a CE Mark or a CE Mark and UKNI Mark will be required). In addition, in the United Kingdom any COVID-related tests are further subject to coronavirus test device approval (“CTDA”). The volume of tests being developed for COVID-19 and the speed at which parties are acting to create and test many diagnostic tests for COVID-19 is unusual and evolving or changing plans or priorities within regulatory authorities, including changes based on new knowledge of COVID-19 and how the disease affects the human body, may significantly affect the regulatory timeline for our other COVID-19 related tests. The circumstances surrounding the pandemic may adversely impact the regulatory approval timeline for our Platform and its components both in relation to the COVID-19 tests, and our other tests generally, if regulatory authorities prioritize tests for COVID-19 over other diseases. Results from clinical testing, the identification of new variants, may raise new questions and require us to proceed with additional reviews or clinical trials, including revising proposed endpoints or adding new clinical trial sites or cohorts of subjects. Additionally, our understanding of COVID-19, its infectiveness and other effects on the human body, the ability of individuals to develop antibodies against the virus and the effectiveness of any immune response in preventing future infections are constantly evolving, with new research suggesting sometimes surprising results being published on a frequent basis. New discoveries, new variants or changed understanding of how the virus affects the human body, particularly of its infectivity, impact of various variants and individuals’ immune response to it, could render existing tests, including ours, technologically or commercially obsolete or inferior to new methods that we may or may not be able to develop on a timely basis without significant resources and funding.

Even though we have obtained EUAs for several of our COVID-19 tests, and even if we obtain EUAs for additional tests in the future, an EUA terminates when the emergency determination underlying the EUA terminates. More generally, the FDA has signaled an intention to transition away from providing EUAs for COVID-19-related tests, which could further impact our ability to receive FDA authorization. Moreover, the FDA may revoke an EUA at any time if it determines that the legal criteria for issuing the EUA are no longer met, including if the product may not be effective or the product’s potential benefits for such use do not outweigh its known and potential risks, and we therefore cannot predict how long, if ever, any EUA applicable to our Platform would remain in place. Any revocation or termination of an EUA applicable to our Platform could adversely impact our business in a variety of ways, including if we and our manufacturing collaborators have invested significantly in the supply chain to produce our COVID-19 tests.

In March 2023, the FDA issued its Transition Plan for Medical Devices Issued Emergency Use Authorizations (EUAs) Related to Coronavirus Disease 2019 (COVID-19) (the “Transition Plan”) which, among other things, provides a 180-day transition period for manufacturers to complete marketing submissions (e.g., 510(k), de novo or PMA) prior to the date that an EUA termination becomes effective. After the 180 days, a manufacturer may continue to market its device while the application is pending, provided that the FDA has accepted the application for substantive review prior to the end of the 180-day period and the FDA has not taken a final action on the marketing submission. Manufacturers will be expected to comply with all regulatory requirements at the end of the 180-day period, even if their marketing applications are still pending. We may not be able to successfully transition our COVID-19 products to the required FDA marketing submission (e.g., 510(k), de novo or PMA) prior to the expiration of the 180-day transition period, or at all. The loss of one or more of our EUAs for our COVID-19 products, or any of our other products that receive EUAs, could have a material adverse effect on our business, results of operations, financial condition or cash flows.

In addition, since the regulatory path to authorization of any COVID-19 test is evolving in various jurisdictions and other third parties are simultaneously focused on bringing their COVID-19 tests to market, there may be a widely used product in circulation in a specific country prior to our receipt of regulatory approval, authorization, certification or clearance or before we can CE or UKCA Mark our Instrument in such country, which would limit our ability to market and gain traction on sale of our Platform. Unexpected issues, including any that we have not yet observed, could lead to significant reputational damage for us and our Platform going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

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
•
the federal Physician Payments Sunshine Act, created under the ACA, as amended by the Health Care and Education Reconciliation Act of 2010, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members;
•
federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
•
analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and may be broader in scope than their federal equivalents; state and foreign laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources, state and foreign laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or product pricing; state, local and foreign laws that require the registration of medical device sales representatives; state laws that prohibit other specified practices, such as (i) billing physicians for testing that they order or waiving coinsurance, copayments, deductibles, and other amounts owed by patients, and (ii) billing a state Medicaid program at a price that is higher than what is charged to one or more other payors; and state and foreign laws governing the privacy and security of health information, some of which may be more stringent than those in the United States (such as the European Union, which adopted the GDPR (as defined below)) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert the Company’s attention from the business.

It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the marketing authorization, certification and commercialization of any product we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other laws. All of these could harm our ability to operate our business and our financial results.

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

Sales of our products in other jurisdictions, including the EEA and the United Kingdom, will also be subject to equivalent or comparable laws and failure to comply with these laws could have serious financial, as well as reputational, consequences for the Company. Key laws and regulations that apply to our business in the EEA and United Kingdom include, among others:

•
the General Data Protection Regulation (Regulation (EU) 2016/679)(“GDPR”), which sets out the data protection laws across the EEA and is particularly important for the collection, storage and use of patient data;
•
the U.K. General Data Protection Regulation (the “U.K. GDPR”), read alongside the Data Protection Act 2018 (the “U.K. DPA”) set out data protection laws for the United Kingdom; and
•
relevant anti-bribery and corruption laws enacted by EEA countries and the U.K. Bribery Act 2010.

Additionally, our failure to comply could lead to civil and/or criminal penalties in individual Member States.

If our POC IVD devices are not considered CLIA waived or if we are delayed in or unable to obtain a CLIA waiver for such devices, our business may be harmed.

In the United States, our IVD devices are subject to compliance with the Clinical Laboratory Improvements Act of 1988 (“CLIA”) and its implementing regulations. CLIA establishes quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. A laboratory is broadly defined to include any facility that performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. Under CLIA, the FDA categorizes IVD tests by their degree of complexity: (1) waived; (2) moderately complex; and (3) highly complex. When a test is categorized as waived, it may be performed by laboratories that have a Certificate of Waiver.

Tests that are waived by the CLIA regulations are automatically categorized as waived following 510(k) clearance or PMA approval. Otherwise, following clearance or approval, tests may be categorized either as moderate or high complexity according to the CLIA categorization criteria. A manufacturer of a test categorized as moderate complexity may request categorization of the test as waived through a CLIA Waiver by Application (“CW”) submission to the FDA. In a CW submission, the manufacturer provides evidence to the FDA that a test meets the CLIA statutory criteria for waiver. Specifically, waived tests are simple laboratory examinations and procedures that have an insignificant risk of an erroneous result, including those that (A) employ methodologies that are so simple and accurate as to render the likelihood of erroneous results by the user negligible, or (B) FDA has determined pose no unreasonable risk of harm to the patient if performed incorrectly. Further, when FDA authorizes tests for use at the POC under an EUA, such tests are deemed to be CLIA waived tests. As such, such tests can be performed in a patient care setting that is qualified to have the test performed there as a result of operating under a CLIA Certificate of Waiver for the duration of the emergency declaration. A CLIA waiver is critical to the marketability of a product into the POC diagnostics market. With regard to future products for which we may seek a CLIA waiver from FDA, any failure or material delay to obtain such waiver could harm our business and could harm the marketability of our products to the POC diagnostics market.

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

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers with data protection and privacy rights, including the ability to opt-out of certain sales of personal information. However, certain personal information, such as information that is subject to HIPAA or clinical trial regulations, is exempt from the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While any information we maintain in our role as a business associate may be exempt from the CCPA, other records and information we maintain on our customers may be subject to the CCPA. Additionally, the California Privacy Rights Act (the “CPRA”), was passed in California in November 2020. While it also would likely exempt personal information that we handle as a business associate, the CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Further, new health information standards, whether implemented pursuant to HIPAA, the HITECH Act, congressional action or otherwise, could have a significant effect on the manner in which we handle health-related information, and the cost of complying with these standards could be significant.

The enactment of the CCPA and CPRA has led to a wave of similar legislative developments in other states in the U.S., which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the U.S. This could increase our potential liability and adversely affect our business, financial condition and results of operations. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Consumer Privacy Act, all of which become effective in 2023. Many other states are considering proposed comprehensive data privacy legislation and all 50 states have passed some form of legislation relating to privacy or cybersecurity (for example, all 50 states have enacted laws requiring disclosure of certain personal data breaches). At the federal level, the United States Congress is considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations, such as the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and security. These state statutes, and other similar state or federal laws, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

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

Laws, regulations and standards in many non-U.S. jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, the processing of personal data, including clinical trial data, is governed by the provisions of the GDPR in the EEA. The U.K. GDPR read alongside the U.K. DPA are the applicable laws in the United Kingdom. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed between the United Kingdom and European Union, the GDPR continued to have effect in U.K. law until December 31, 2020. On December 31, 2020, the GDPR ceased to have effect in the United Kingdom. However, as of January 1, 2021, the U.K.’s E.U. (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into U.K. law (referred to as the U.K. GDPR). The U.K. GDPR (as amended) and U.K. DPA set out the United Kingdom’s data protection regime, which is independent from but aligned with the European Union’s regime. The GDPR, the U.K. GDPR and U.K. DPA impose stringent data privacy and security requirements on both processors and controllers of personal data, including health data and other personal data collected during clinical trials. In particular, the GDPR imposes requirements relating to ensuring there is a lawful basis for processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA and/or U.K. to third countries that do not ensure an adequate level of protection, like the United States, creates mandatory data breach notification requirements in certain circumstances, and establishes onerous new obligations on service providers who process personal data on behalf of others in connection with their E.U. or U.K. establishment. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the European Union and the United Kingdom to continue without additional requirements. However, the U.K. adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and remains under review by the European Commission during this period. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

In addition, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of personal data from the EEA. For example, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the E.U.-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to United States entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (“SCCs”) (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. On June 4, 2021, the European Commission published a decision adopting an updated set of SCCs designed to address issues identified by the CJEU. The revised SCCs must be used for relevant new data transfers from September 27, 2021; and existing standard contractual clauses arrangements must be migrated to the revised clauses from December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom. The United Kingdom is not subject to the European Commission’s new standard contractual clauses but has published its own transfer mechanism, the International Data Transfer Agreement (“IDTA”), which enables transfers from the United Kingdom. We will be required to implement these new safeguards when conducting restricted data transfers under the GDPR and the U.K. GDPR and doing so will require significant effort and cost. In addition, additional measures may be required even when relying on standard contractual clauses or the IDTA, where the laws of the importer’s country do not offer an adequate level of protection, such as the United States. Currently, we rely on standard contractual clauses to facilitate international data transfers although we are hoping to introduce an approved set of Binding Corporate Rules.

The GDPR and the U.K. GDPR and U.K. DPA may impose additional responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance with E.U. and U.K. data protection rules. This may be onerous and adversely affect our business, financial condition and results of operations. Failure to comply with the requirements of the GDPR and the U.K. GDPR and U.K. DPA and related privacy and data protection legislation may result in a variety of enforcement measures, including significant fines and other administrative measures. The GDPR and the U.K. GDPR and U.K. DPA have introduced substantial fines for breaches of the data protection rules, increased powers for foreign regulatory authorities, enhanced rights for individuals, and introduced new rules on judicial remedies and collective redress. We may be subject to claims by third parties, such as patients or regulatory bodies, that we or our employees or independent contractors inadvertently or otherwise breached GDPR or the U.K. GDPR and U.K. DPA and related data protection rules. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial fines and/or damages and could suffer significant reputational harm. Even if we are successful, litigation could result in substantial cost and be a distraction to management and other employees.

The GDPR and the U.K. GDPR and U.K. DPA authorize competent authorities to impose penalties and fines for certain violations of up to 4% of an undertaking’s total global annual revenue for the preceding financial year or €20 million (or £17.5 million under the U.K. DPA), whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR and the U.K. GDPR and U.K. DPA, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. Data protection authorities of EEA countries, and the U.K. Information Commissioner’s Office, may interpret the GDPR and the U.K. GDPR and U.K. DPA, and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from, or between, the EEA and/or U.K. Given the breadth and depth of changes in data protection obligations, complying with its requirements has caused us to expend significant resources and such expenditures are likely to continue into the near future as we respond to new interpretations, additional guidance, and potential enforcement actions and patterns. While we have taken steps to comply with the GDPR and the U.K. GDPR and U.K. DPA, and implementing legislation in the United Kingdom and applicable EEA countries, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot assure you that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

If we or our third-party partners fail to comply or are alleged to have failed to comply with data protection and privacy laws and regulations, or if we were to experience a data breach involving personal data, we could be subject to government enforcement actions or private lawsuits. Any associated claims, inquiries, or investigations or other government actions could lead to unfavorable outcomes that have a material impact on our business including through significant penalties or fines, monetary judgments or settlements including criminal and civil liability for us and our officers and directors, increased compliance costs, delays or impediments in the development of new products, negative publicity, increased operating costs, diversion of management time and attention, or other remedies that harm our business, including orders that we modify or cease existing business practices.

The GDPR and the U.K. GDPR and U.K. DPA are complex laws and the regulatory guidance is still evolving, including with respect to how the GDPR and the U.K. GDPR and U.K. DPA should be applied in the context of transactions from which we may gain access to personal data. Data protection authority activity differs across the EEA countries (and the United Kingdom), with certain authorities applying their own agenda which shows there is significant uncertainty in the manner in which data protection authorities will seek to enforce compliance with GDPR in the medical research fields. For example, it is not yet clear if such authorities will conduct random audits of companies subject to the GDPR or the U.K. GDPR and U.K. DPA or will only respond to complaints filed by individuals who claim their rights have been violated. Enforcement actions to date in other industries have resulted in significant fines and other penalties.

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

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose sensitive personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. As many businesses, we have suffered an increased number of phishing and hacking attempts and have increased protection and training to avoid these, there can however be no guarantee some of these may be successful. In 2020, we suffered one incident of unlawful access to our financing invoices accounts in Colombia with payment being made to an unauthorized party, we were able to submit a complaint and recover such funds. In 2022, one of our external logistics and fulfillment partners suffered a cyber-attack which impacted their operations and had a short-term impact on our ability to make deliveries. Our business continuity plans operated well in this instance but a more sustained prolonged incident with one of our key providers could impact our operations and disrupt supply.

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

Sales of our products in the EEA are regulated through a process that may require certification by a Notified Body in order to affix a CE Mark, which, for the time being, allows us to continue placing our products on the market in the United Kingdom. Such processes are uncertain, particularly in light of changes to the regulatory framework. There may be a risk of delay in placing our products on the market and, once on the market, a risk of review and challenges to certain certified statuses.

Our commercially available products were CE Marked prior to May 26, 2022 in accordance with the IVDD. In accordance with the IVDD conformity assessment procedures, we performed a self-assessment of the conformity of these products with the Essential Requirements of Annex I to the IVDD. Following this self-assessment, we issued a Declaration of Conformity allowing us to affix the CE Mark to the products.

Products for which we issued a Declaration of Conformity in accordance with the IVDD prior to May 26, 2022 based on a self-assessment, and which will be up-classed under the IVDR and require the involvement of a Notified Body under the IVDR for the first time, may rely on the transitional provisions of the IVDR and can continue to be placed on the EEA market until the following dates:

•
high individual risk and high public health risk products (Class D): May 26, 2025;

•
high individual risk and/or moderate public health risk products (Class C): May 26, 2026;

•
moderate individual risk and/or low public health risk (Class B): May 26, 2027; and

•
low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): May 26, 2027.

However, we may only rely on the transitional provisions of the IVDR provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) we respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from May 26, 2022, in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

In accordance with the transitional provisions provided in the IVDR, IVDs placed on the EEA market before May 26, 2022 in compliance with the IVDD may continue to be supplied until May 26, 2025. IVDs placed on the EEA market from May 26, 2022, in accordance with the transitional provision above, may continue to be supplied for an additional year after the deadline for placing on the market.

We have a number of CE Marked products which have been placed on the market prior to May 26, 2022 for which we may seek an extension of their intended use. If any significant changes are made to these products, these products could no longer benefit from the transitional provisions above and we may need to CE Mark these products in accordance with the IVDR. CE Marking our products in accordance with the IVDR is likely to require the intervention of a Notified Body to obtain CE Certificates of Conformity. We have engaged BSI to act as our Notified Body. However, there is a risk of delay in getting these products to market if the Notified Body has capacity constraints and/or if the Notified Body has any issues with our technical documentation. Our ability to continue selling our products may be impacted if we cannot update our products to the new IVDR standards before the end of the transitional periods described above.

It should be appreciated that there is a severe shortage of capacity of Notified Bodies to assess all IVDs that will require Notified Body certification under the IVDR, and that it is widely recognized that applications for assessment by the Notified Bodies may be subject to significant delays. While we have taken a proactive approach to mitigate this risk, including engaging BSI and restructuring our quality management systems and technical documentation to align with the IVDR requirements, there can be no assurance that our ability to market IVDs in the EEA in the future will not be interrupted and this could, in turn, have a negative impact on our business and operating results.

After the launch of any additional products or certain improvements to existing products, we may be subject to challenges by National Competent Authorities of E.U. Member States if there are issues that arise that question the safety and performance of these products. Such challenges may arise from a routine audit by a regulatory authority, due to device vigilance reports submitted by us, Field Safety Corrective Actions being initiated by us or the regulatory authority, or complaints made by competitors, whether those complaints are founded or not.

We take our responsibilities as a manufacturer of medical devices seriously and where possible take all voluntary measures to have independent third parties assess our designs and processes. This includes certification to the international standard for quality management, ISO 13485:2016 by LRQA, an accredited management systems certification body, testing of our Instrument to the international standard for electrical safety, IEC 61010-1:2015 / IEC 61010-2-101:2015 by CSA International, an independent and accredited safety certification body, and for the international standard for electromagnetic compatibility, IEC 61326-2-6:2012 by ETS Ltd, an independent and accredited EMC test laboratory.

We also offer a number of products that we do not believe come within the scope of the IVDR nor come within the scope of the E.U. Regulation on Medical Devices (Regulation (EU) 2017/745). There is a risk we may be subject to challenges by the Competent Authorities of E.U. Member States regarding the classification of these products, particularly if there was a question about safety or performance stemming from a user or a complaint from a competitor.

LumiraDx UK Limited is the legal manufacturer and regulatory owner of our products and is based in the United Kingdom. The United Kingdom’s departure from the European Union (“Brexit”), and the future relationship of the United Kingdom with the European Union, remains uncertain and there may be delays and barriers in obtaining access to the EEA.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020 (“Transition Period”), during which European Union rules continued to apply. The United Kingdom and the European Union have signed an E.U.-U.K. Trade and Cooperation Agreement (the “TCA”), which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship may operate in the future. However, there are still many uncertainties. On May 26, 2022, the IVDR entered into application in the European Union. However, the IVDR is not applicable in the United Kingdom. In the United Kingdom, IVDs are governed by the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) (“UK MDR 2002”) which retains a regulatory framework similar to the framework set out by the IVDD. It is unclear to what extent the United Kingdom will seek to align its regulations with the IVDR. As a result, there will be some regulatory divergence in the United Kingdom from the European Union. In light of the fact that the CE Marking process is set out in E.U. law, which no longer applies in the United Kingdom, the United Kingdom has devised a new route to market culminating in a UKCA Mark to replace the CE Mark for placing IVDs on the market in Great Britain. Northern Ireland will, however, continue to be covered by the regulations governing CE Marks (a CE Mark or a CE Mark and UKNI Mark will be required to place products on the Northern Ireland market). CE Marks will continue to be recognized in G.B. for medical devices until June 30, 2023, however all medical devices and IVDs must be registered with the MHRA, in order to be placed on the G.B. market. The E.U. legal framework, including the IVDR, remains applicable in Northern Ireland (any products placed on the market in the NI must be compliant with E.U. law). From July 1, 2023 a UKCA Mark will be required in order to place a device on the G.B. market, however manufacturers can use the UKCA Mark on a voluntary basis prior to July 1, 2023 if they wish to do so. The nature of any new regulation in the United Kingdom is uncertain, and as such, we may experience delays in obtaining future access to the United Kingdom and EEA markets. The United Kingdom’s departure from the European Union has also impacted customs regulations and impacted timing and easy of shipments into the European Union from the United Kingdom.

Under the IVDD and the IVDR, legal manufacturers located outside of the EEA are required to appoint an Authorized Representative established in an EEA country. Given the uncertainty at the end of the Transition Period, we have established our E.U. Authorized Representative in the European Union. After considering a number of factors, including location, language capabilities, communication efficiencies and transparency considerations, we appointed LumiraDx AB, a LumiraDx affiliate established in Sweden, as our Authorized Representative. Our regulatory experts are actively engaged through relevant industry bodies, such as the British In-Vitro Diagnostics Association (“BIVDA”), to proactively communicate with the U.K. government on any new proposed regulatory regime applicable in the United Kingdom.

We intend to export our products to numerous countries outside of the EEA. Many other countries require certificates of free sales (“CFS”), and/or certificates of foreign government (“CFG”) as a condition of allowing the importation of medical devices from a relevant country of origin. One of the typical prerequisites to the issuance of CFS and CFG certificates is the requirement that the products being certified are legally marketed in their country of origin. Now that the Transition Period has ended and the United Kingdom has its own independent regulatory regime, we may face delays due to such new U.K. regulatory regime, which may in turn cause us to experience delays in obtaining requisite certificates and regulatory clearance in other countries. Additionally, as a result of Brexit, we, as a U.K.-based manufacturer, will no longer be able to utilize a number of Mutual Recognition Agreements and Technical Cooperation Programs that the European Union has agreed with other countries (subject to any agreement reached to the contrary), and therefore we may suffer delays in obtaining requisite regulatory clearances in other countries. The occurrence of any of the foregoing could have a material adverse effect on our financial condition and results of operations.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws, export and import controls, sanctions, embargoes, and anti-money laundering laws and regulations.

Various of our activities may be subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and foreign state and national anti-bribery and anti-money laundering laws or rules in the countries in which we conduct activities.

Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of our products, services, and technology to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo. In addition, we ship a significant number of our Platforms into Africa as part of our collaboration with BMGF. Various countries, including countries in Africa, have export control and embargo restrictions which need to be managed and monitored.

Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We rely on independent distributors to sell our Platform internationally, and can be held liable under certain circumstances for the corrupt or other illegal activities of such distributors, or our employees, agents, contractors, or other partners. Other U.S. companies in the medical device and pharmaceutical field have faced criminal penalties under the FCPA for the corrupt activities of their third-party representatives and agents. We are also subject to similar anti-bribery laws in the other jurisdictions in which we operate, including the U.K. Bribery Act 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, although we have implemented policies and procedures to ensure compliance with anti-corruption laws, we cannot assure you that none of our employees, representatives, contractors, distributors, partners, or agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, financial condition and results of operations or our reputation. We could also suffer severe penalties, including substantial criminal and civil penalties, disgorgement, reputational harm and other remedial measures.

Our activities in the United States subject us to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

Because we have a U.S. subsidiary and substantial operations in the United States, we are subject to U.S. laws and regulations that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800, 801, and 802, as amended, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export, reexport, and transfer (in-country) of our products, services, and technology from the United States and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines and other penalties if we do not comply with these laws.

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

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries for our Platform in its current or an updated form and other products. Patent law as applied to inventions in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. If we are unable to obtain or maintain patent or other intellectual property protection with respect to our proprietary products, our business, financial condition and results of operations could be materially harmed.

Changes in the patent laws or in the interpretation thereof in the United States and other countries may diminish our ability to protect our inventions and to obtain, maintain, and enforce our intellectual property rights; more generally, such changes could affect the value of our intellectual property, including by limiting the potential scope of patent coverage that we can obtain. We cannot predict whether any particular patent applications we are currently pursuing will be granted as a patent or whether the claims of any particular patents, if obtained, will provide sufficient exclusivity over our competitors.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patent-eligible aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with employees, consultants, and other parties who have access to confidential aspects of our research and development output, including aspects that may be patent-eligible, any of these parties may breach the agreements and disclose such output before we are able to file a patent application directed to the disclosed subject matter, thereby jeopardizing our ability to seek patent protection for that subject matter. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after the priority date, or in some cases not at all prior to issuance. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Moreover, the claim scope being pursued in a patent application may need to be significantly reduced or otherwise altered in order to achieve the grant of a patent, and the scope of a patent can be reinterpreted after issuance. Furthermore, there are differences in what subject matter may be patent eligible in the various jurisdictions in which we seek patent protection. For example, claims to certain diagnostic methods may not be patentable in the U.S. but may still be patentable in Europe, and claims to certain other methods may be patentable in the U.S. but not in other jurisdictions. Even if a patent application is issued as a patent, the granted claims may not provide us with any meaningful protection, prevent others from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our products will be protectable or remain protected by valid and enforceable patents. Our competitors and other third parties may be able to circumvent our patents by developing similar or alternative products and solutions in a non-infringing manner. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price.

Our commercial success depends on our ability to develop, manufacture, market and sell our products and use our products and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. We operate in a crowded technology area in which there are numerous issued patents and patent applications and in which there has been substantial litigation regarding patent and other intellectual property rights. There also is a substantial number of administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the U.S. Patent and Trademark Office (“USPTO”), or oppositions and other comparable proceedings in foreign jurisdictions. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict.

Third parties may assert that we are using their patented or other proprietary technology without their authorization. As we continue to commercialize our Platform in its current or an updated form, launch new products, and enter new markets, we expect that, as part of business strategies designed to impede our successful commercialization and entry into new markets or otherwise, competitors will claim that our products, services, research and development activities, manufacturing methods, software and/or technologies infringe, misappropriate or otherwise violate their intellectual property rights. Third parties, including, for example, one or more of our competitors listed in the section of this Annual Report titled “Item 4.B. Business Overview—Competition”, may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement. For example, we are aware of third-party patents in the U.S. and Europe that contain claims that may be relevant to our NT-proBNP test kit, and we are aware of third-party patents in the U.S. that may be relevant to our qSTAR amplification system. If a patent infringement action based on one or more of these patents were to be brought against us, we might have to argue that our NT-proBNP test kit or the manufacture or use thereof, or the use of our qSTAR amplification system does not infringe any valid claim of the asserted patent(s); and there would be no assurance that a court would find in our favor on issues of infringement or validity of such patents. Furthermore, because a patent application generally is unavailable to the public until 18 months from the priority date (and, at least in the United States, can optionally be kept secret until the patent is granted), we have no way of knowing, at any given time, whether others have filed new patent applications directed to technologies that we or our collaborators will use.

If third parties, including our competitors, believe that our products or technologies infringe, misappropriate or otherwise violate their intellectual property, such third parties may seek to enforce their intellectual property, including patents, against us by filing an intellectual property-related lawsuit, including a patent infringement lawsuit, against us. There is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. We may also choose to challenge the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, or other foreign patent offices’ review the patent claims. However, there can be no assurance that any such challenge will be successful and if not successful, we may be estopped from asserting in a district court any grounds already raised or that could have been raised in certain proceedings, such as inter partes review at the USPTO.

Intellectual property litigation is costly, and even if we prevail, the substantial cost of such litigation could affect our business and financial condition. Intellectual property litigation may also be lengthy and time-consuming and may divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position, reputation and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products. In the event of a successful claim against us of infringement or misappropriation, we may be required to pay substantial damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a patent) to and obtain one or more licenses from third parties, or we may be prohibited from selling certain products, all of which could have a material adverse impact on our cash position and business and financial condition. Moreover, any licenses that we are compelled to obtain may require substantial payments or cross-licenses under our intellectual property rights, and it may be nonexclusive, in which case our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business and financial condition.

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

Changes in either the patent laws or interpretation of patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of granted patents. From time to time, the U.S. Supreme Court (the “Supreme Court”), other federal courts, the U.S. Congress, the USPTO, or courts or patent offices or authorities in other jurisdictions may change the standards of patentability or patent eligibility, and any such changes could have a negative impact on our business. Generally, jurisdictions outside the United States have a “first to file” patent system. In the United States, prior to March 2013, the “first to invent” a claimed invention was entitled to the patent (assuming that all other requirements were met). Following the passage of the Leahy-Smith America Invents Act (the “America Invents Act”), the United States transitioned to a “first inventor to file” system, under which the first inventor to file a patent application on an invention is entitled to the patent (assuming that all other requirements are met) even if another party was the first to invent the claimed invention. The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and that also may affect patent litigation. These include the introduction of derivation proceedings; expansion of the permitted content of third-party submissions to the USPTO during patent prosecution; and additional procedures to challenge the validity of a patent after issuance, including post-grant review and inter partes review. The America Invents Act and its continued implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the patent positions of companies in our industry are particularly uncertain. Recent Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, the eligibility of diagnostic method claims and “gene patents” for patent protection were considered in two landmark Supreme Court cases, Mayo Collaborative v. Prometheus Laboratories (“Prometheus”), and Association for Molecular Pathology v. Myriad Genetics (“Myriad”). In Prometheus, a case involving patent claims to a medical testing method directed to optimizing the amount of drug administered to a specific patient, patentee’s claims were deemed not to incorporate inventive content, above and beyond merely describing underlying natural correlations, sufficient to render the claimed processes patent-eligible. In Myriad, a case brought by multiple plaintiffs challenging the validity of patent claims relating to the breast cancer susceptibility genes BRCA1 and BRCA2, the court held that isolated genomic DNA that exists in nature, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that cDNA, which is an artificial construct created from RNA transcripts of genes, may be patent eligible. The Federal Circuit has begun to apply the holdings in Prometheus and Myriad. For example, in 2015, the Federal Circuit in Ariosa v. Sequenom (“Ariosa”) applying Prometheus, found claims to a prenatal diagnostic method that relied on a natural product to be patent ineligible. A number of appeals to the Federal Circuit in subsequent cases, such as Athena v. Mayo (“Athena”) have been decided in a similar way.

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

In addition, a European Unified Patent Court (“UPC”), is scheduled to come into force during 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union. This could enable third parties to seek revocation of any of our European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated. Any such revocation and loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time and may adversely affect our ability to enforce or defend the validity of our European patents. We may decide to opt out our European patents and patent applications from the UPC. If certain formalities and requirements are not met, however, our European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC.

We may be unable to protect or enforce our intellectual property effectively, which could harm our competitive position.

Obtaining and maintaining a strong patent position is important to our business. No patent application is guaranteed to mature into a patent, and we cannot predict the total pendency of any application that does become a patent. Moreover, the granted patent rights may not be sufficiently broad to prevent others from marketing products similar to ours or from designing around our patents. Patent law relating to the scope and validity of claims in the technology fields in which we operate is complex and uncertain, so we cannot be certain that we will be able to obtain or maintain patent rights, or that the patent rights we may obtain will be valuable, provide an effective barrier to competitors, or otherwise provide competitive advantages. Others may have filed, and in the future may file, patent applications directed to subject matter similar or even identical to ours. To determine the priority of inventions or demonstrate that we did not derive our invention from another, we may have to participate in interference or derivation proceedings that could result in substantial costs in legal fees and could substantially affect the scope of our patent protection. We cannot be certain that our patent applications will prevail over those filed by others. Also, our intellectual property rights may be subject to other challenges by third parties. Patents we obtain have been and in the future could be challenged in litigation or in administrative proceedings such as ex parte reexamination, inter partes review, or post grant review in the United States or opposition proceedings in Europe or other jurisdictions and may be found to be invalid or unenforceable. For example, one of our European patents directed to a nucleic acid amplification method is currently subject to an opposition proceeding at the European Patent Office. While we are defending against this opposition, there is a risk that the opponent may invalidate one or more of the granted claims or require an amendment of the claims in a way that may prevent us from asserting this patent against a party marketing a potentially competitive, infringing product.

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

We depend on trademarks to establish a market identity for the Company and our Platform. To maintain the value of our trademarks, we may have to file lawsuits against third parties to prevent them from using trademarks confusingly similar to or dilutive of our registered or unregistered trademarks. We also may not obtain registrations for our pending or future trademark applications and might have to defend our registered trademarks and pending applications from challenges by third parties. Enforcing or defending our registered and unregistered trademarks might result in significant litigation costs and, if we are unsuccessful, might result in damages, including the inability to continue using certain trademarks.

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

The laws of some countries do not protect intellectual property rights to the same extent as do the laws of the United Kingdom or of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain such countries. The legal systems of some countries, particularly low- and middle-income countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to medical diagnostics. This could make it difficult for us to prevent or stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against parties such as government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Because patent and other intellectual property laws differ in each country, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United Kingdom or the United States. Accordingly, we may choose not to seek patent protection in certain countries, and if so, we will not have the benefit of patent protection in such countries. Moreover, we may not be able to predict all of the countries where patent protection ultimately will be desirable, for commercialization or marketing purposes or otherwise. If we fail to timely file a patent application for an invention in any country, we may be precluded from doing so at a later date, and we therefore would be unable to obtain patent protection for that invention in that country.

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

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. For example, in the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited. In the U.S. a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, which could have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

Our pending and future trademark applications in the United Kingdom, the United States, and other jurisdictions may not be allowed or may be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic. Our use of our trademarks or trade names may be determined to infringe the trademarks or trade names of others. To enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not ultimately be able to protect our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Financial Condition and Capital Requirements

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We began operations in 2014 under the original parent company of the group, LumiraDx Group (incorporated in England and Wales) and the current parent company was incorporated in the Cayman Islands in 2016. Our limited operating history, particularly in light of our business model based upon sales of diagnostic tests enabled by our Platform, may make it difficult to evaluate our current business and predict our future performance. Any assessment of our potential for profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business will suffer.

We have a history of net losses. We may incur net losses in the future and we may never achieve profitability.

We have historically incurred substantial net losses, including a net loss of $447.6 million during the year ended December 31, 2022. From our inception in 2014 through to December 31, 2022, we had an accumulated deficit of $1,088.8 million. Our losses may continue as a result of ongoing research and development expenses and increased sales and marketing costs, as well as other factors. These losses have had, and may continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Our global restructuring efforts and cost reduction programs may not generate the savings and operational efficiencies required to achieve or maintain profitability. Because of the numerous risks and uncertainties associated with our research, development, and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

Our consolidated financial statements contain a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern.

Our consolidated financial statements as of and for the year ended December 31, 2022, which are included elsewhere in this Annual Report, contain a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern, which relates in particular to our ability to obtain waivers of covenant violations or restructure our existing debt obligations and raise additional capital. The perception that we might be unable to continue as a going concern may make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that our investors will lose all or a part of their investment.

We will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future.

To the extent that our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products or as a result of lower than currently expected rates of reimbursement from commercial third-party payors and government payors or other risks described in this Annual Report, we anticipate seeking to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding, or seek other debt financing. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•
increase our sales and marketing efforts to drive market adoption of our Platform and address competitive developments;
•
seek approvals, authorizations, certifications or clearances from regulatory authorities for our existing and new products;
•
fund development and marketing efforts of any future products;
•
expand our manufacturing, sales and marketing efforts;
•
expand our technologies to cover additional tests;
•
acquire, license or invest in technologies;
•
acquire or invest in complementary businesses or assets; and
•
finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•
our ability to achieve revenue growth;
•
the cost of expanding our operations and offerings, including our manufacturing, sales and marketing efforts;
•
our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of and reimbursement for our Platform;
•
our rate of progress in, and cost of research and development activities associated with, products in research and early development;
•
the effect of competing technological and market developments;
•
costs related to international expansion;
•
our rate of progress in establishing reimbursement arrangements with domestic and international commercial third-party payors and government payors; and
•
the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. To the extent we are otherwise permitted to do so pursuant to our existing obligations, we may raise additional capital through the sale of equity or convertible debt securities, as a result of which ownership interests of our common shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends. See the section titled “—Risks Related to Our Financial Indebtedness— Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.” We might also raise funds through collaborations and licensing arrangements, which might require us to relinquish significant rights to our Platform or other technologies or products or grant licenses on terms that are not favorable to us.

The global financial markets have experienced a period of disruption and instability as a result of the COVID-19 pandemic, global inflationary trends and the conflict between Russia and Ukraine, generally increasing the difficulty of accessing the capital and credit markets and resulting in intervention from national governments around the world. Accordingly, additional equity or debt financing might not be available on reasonable terms, if at all.

If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we would expect to have to delay, reduce the scope of, or eliminate one or more research and development programs, international expansion and commercial launch plans or sales and marketing initiatives. In addition, we may have to work with a third party on one or more of our development programs, which could lower the economic value of those programs to us.

We may be required to repurchase for cash, or to facilitate the purchase by a third party of, all of our shares held by BMGF if we default under the A&R Cooperation Agreement, which could adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, and/or curtail our growth plans.

In the event that we are in breach of certain provisions of the A&R Cooperation Agreement, following a 120-day cure period, we are required to repurchase for cash, or to facilitate the purchase by a third party of, all of our shares held by BMGF at certain terms that may not be favorable to us. This would also include the common shares acquired in the Private Placement. If this occurs, cash used for this purpose may adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, and/or curtail our growth plans. If we do not have sufficient cash on hand to purchase the securities and are unable to procure third party purchasers for the relevant securities, we may have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. Also, while the 2021 Senior Secured Loan is outstanding, in order to permit any repurchase of the securities of our Company held by BMGF for cash we would need to seek a waiver from Pharmakon, amend the terms of the 2021 Senior Secured Loan, or otherwise restructure our existing debt obligations to avoid a breach of the 2021 Senior Secured Loan. There can be no guarantees that such a waiver, amendment or restructuring will be possible, if and when desired. Further, even if we are successful in such efforts, there may be costs associated with this, such as financial compensation or further restrictions imposed by Pharmakon as a condition of granting any such waiver, amendment or providing for such restructuring. If we are not successful we would therefore only be able to arrange for a third party to purchase the securities of our Company held by BMGF in order to satisfy our obligations under the A&R Cooperation Agreement.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We incur significant legal, accounting, reporting, and other expenses that we did not incur as a private company. As a public company, we also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for increased directors and officers' insurance, investor relations, and various other costs of a public company. We anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”). We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on qualified board members. The additional costs we incur as a public company, including costs associated with corporate governance requirements, are considerable relative to our costs as a private company.

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

The Company files U.S. federal and U.S. state tax returns for its U.S. subsidiaries. During 2021, our U.S. subsidiaries utilized substantially all of their net operating losses (“NOLs”). Because of NOL carryforwards, substantially all of the Company's tax years remain open to IRS and state tax examinations. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change NOL carryforwards or other tax attributes to offset future taxable income or reduce taxes. Future changes in the ownership of our equity, some of which may be outside of our control, could result in ownership changes under Section 382 of the Code with respect to our U.S. subsidiaries. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although a significant portion of our revenues is currently derived in U.S. dollars, we also have significant revenues currently being denominated in other currencies. In addition, we have raised funds in U.S. dollars but a large part of our costs is in U.K. pound sterling. Unfavorable fluctuations in foreign currency exchange rates could have a material adverse effect on our results of operations.

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

The Company has failed to comply with Nasdaq’s minimum bid price requirement and its shares may be delisted if the Company is unable to regain compliance with the Nasdaq rules within the applicable grace periods.

Nasdaq Listing Rule 5450(a)(1) requires the common shares to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days (the “Minimum Bid Price Rule”). On January 27, 2023, the Company received a notification letter (the “Notification Letter”) from Nasdaq advising us that for 30 consecutive business days preceding the date of the Notification Letter, the bid price of the common shares had closed below the minimum $1.00 per common share required under the Minimum Bid Price Rule. On February 17, 2023, Nasdaq notified the Company that for 11 consecutive business days, from February 2 to February 16, 2023, the closing bid price of the Company’s common shares had been above $1.00 per share, and that the Company had therefore regained compliance with Minimum Bid Price Rule.

On April 21, 2023, the Company received another notification letter (the “Second Notification Letter”) from Nasdaq advising us that for 30 consecutive business days preceding the date of the Second Notification Letter, the bid price of the common shares had closed below the minimum $1.00 per common share required under the Minimum Bid Price Rule. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Second Notification Letter to regain compliance with the Minimum Bid Price Rule. Even if the Company is able to regain compliance with the Nasdaq rules within the applicable grace periods, it is possible that the Company may fail to comply with the Minimum Bid Price Rule again or that it may fail to comply with another continued listing requirement. If so, Nasdaq may commence procedures to delist our common shares if the Company cannot regain compliance within the applicable grace period(s), including by effecting a reverse stock split, if necessary. If our common shares become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the market liquidity of our common shares could be adversely affected, and the market price of our common shares could decline.

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

Our ordinary shares have ten votes per share on matters to be voted on by shareholders, and our common shares have one vote per share. As of December 31, 2022, our directors, executive officers and their affiliates beneficially own, in the aggregate, 52.3% of the voting power of our issued share capital. Because of the ten-to-one voting ratio between our ordinary shares and our common shares, the holders of our ordinary shares collectively continue to control a significant percentage of the combined voting power of our share capital and therefore be able to control all matters submitted to our shareholders for their approval. This concentrated control may limit or preclude the ability of the holders of our common shares to influence corporate matters for the foreseeable future, including the election of directors, the removal of any of the LumiraDx directors that Ron Zwanziger, Dave Scott or Jerry McAleer are entitled to nominate and have appointed to the board of directors (the “Founder Directors”), amendments of our memorandum and articles of association, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. This may prevent or discourage unsolicited acquisition proposals or offers for our issued share capital. In addition, our Founder Directors cannot be removed from the board of directors without the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. Furthermore, the terms of our arrangements with BMGF and Morningside Venture Investments Limited (“Morningside”), grant each of BMGF and Morningside a right to appoint a director to our board of directors. Under the applicable agreements, the appointment rights shall terminate once either party sells or no longer controls more than 25% of their respective initial holding of our ordinary shares, as converted from series A preferred shares in connection with the Merger. BMGF’s previous board appointee resigned from our board of directors in April 2021 and BMGF has not exercised its right to appoint a replacement director, but retains its right to do so.

Apart from certain limited circumstances described in our Amended and Restated Memorandum of Association and Articles, of Association (“Amended and Restated Articles”), our ordinary shares must be converted into common shares before they can be sold or transferred. The conversion of ordinary shares to common shares will have the effect, over time, of increasing the relative voting power of those holders of our ordinary shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our ordinary shares could gain significant voting control as other holders of our ordinary shares sell or otherwise convert ordinary shares into common shares. We do not expect to issue any additional ordinary shares. Any future issuances of our ordinary shares would be dilutive to holders of common shares.

Future resales of our common shares, warrants or notes, sales of substantial amounts of our common shares in the public market, or the conversion of substantial amounts of our ordinary shares into common shares for sale in the public market, or the perception that these sales and/or conversions may occur, could cause the market price of our securities to decline.

Sales of substantial amounts of our common shares in the public market, or the conversion of substantial amounts of ordinary shares or Convertible Notes into common shares, or the exercise of certain warrants into common shares, for sale in the public market, or the perception that these sales, exercises and/or conversions may occur, could cause the market price of our securities to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. In connection with the consummation of the Merger, we entered into a registration rights agreement (the “Merger Registration Rights Agreement”) providing certain of our shareholders with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by us after the closing of the Merger. The common shares purchased by BMGF in the Private Placement are “Registrable Securities” as that term is defined in the Merger Registration Rights Agreement and BMGF is entitled to the registration rights set forth therein with respect to such common shares. In addition, in connection with the Convertible Notes offering, we entered into a registration rights agreement providing the holders of Convertible Notes with customary demand registration rights (the “Noteholder Registration Rights Agreement” and together with the Merger Registration Rights Agreement, the “Registration Rights Agreements”). Upon the effectiveness of any registration statement we file pursuant to the Registration Rights Agreements, in a registered offering of securities pursuant to the Securities Act, or otherwise in accordance with Rule 144 under the Securities Act, such holders may sell large amounts of common shares, Convertible Notes and warrants in the public market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our securities or putting significant downward pressure on the price of our securities. Additionally, downward pressure on the market price of our common shares likely will result from sales of common shares issued in connection with the exercise of warrants. Further, sales of common shares or warrants could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of our common shares or warrants could have a tendency to depress the market price of our securities, which could increase the potential for short sales. See also “—Our “resale shares” represent a substantial percentage of our outstanding common shares, and the sales of such securities could cause the market price of our common shares to decline significantly.”

We cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares or warrants will have on the market price of our securities. Sales of substantial amounts of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of our securities.

We rely on key vendors, such as Computershare Trust Company, N.A. for trading and transfer agent roles and other operational needs. These vendors may have strict internal guidelines that we cannot control. For example, shareholders who do not have their accounts set up in line with Computershare’s requirements may experience delays in their ability to access and trade their securities. In addition, these key vendors may themselves rely on third party service providers to support their own operations. The failure of any key vendor, or of any service provider to a key vendor, to fulfill its obligations, for any reason, could cause operational issues that could lead to legal liability, regulatory issues, reputational harm and financial losses.

Our “resale shares” represent a substantial percentage of our outstanding common shares, and the sales of such securities could cause the market price of our common shares to decline significantly.

Certain of our securities may be offered and sold from time to time by certain securityholders pursuant to a Registration Statement on Form F-3 (File No. 333-264609), including up to (a) 43,264,149 of our common shares, which consists of (i) 7,600,284 common shares held by Morningside, (ii) 24,296,120 common shares issuable upon conversion of outstanding ordinary shares held by Morningside, (iii) 9,528,124 common shares held by MVIL, LLC, a wholly owned subsidiary of Morningside, (iv) 353,773 common shares issuable upon the exercise of outstanding warrants issued by the Company to Jefferies Finance LLC pursuant to a warrant instrument dated November 6, 2020 (the “Jefferies Warrants”) at an exercise price of $13.12977 per common share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like), and (v) 1,485,848 common shares issuable upon the exercise of outstanding warrants issued by the Company to Biopharma Credit PLC and Biopharma Credit Investments V (Master) LP pursuant to a warrant instrument dated September 28, 2021 (as amended) (the “Pharmakon Warrants”) at an exercise price of $1.75 per common share; (b) $29.5 million aggregate principal amount of our Convertible Notes; and (c) 4,442,835 common shares issuable upon conversion of $29.5 million aggregate principal amount of Convertible Notes at the maximum conversion rate of 150.6046 common shares per $1,000 principal amount of Convertible Notes (the shares described under (a) and (c), collectively, the “resale shares”, and together with the Convertible Notes, the “resale securities”). In addition, we may register additional shares for resale in the future.

The resale shares represent a substantial percentage of the total outstanding common shares as of the date of this Annual Report. In particular, the common shares registered for resale by Morningside and MVIL, LLC, in the aggregate, represent approximately 13% of our outstanding capital stock, including ordinary shares and common shares, as of December 31, 2022. The sale of some or all the resale securities could result in a significant decline in the public trading price of our common shares.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” For example, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from the closing of the Merger. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, and we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

The Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq listing exchange requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of the Company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. As a foreign private issuer, we are not subject to these requirements, and although we do currently have a compensation committee and an audit committee comprised of three independent directors, we may in the future change the composition of these committees. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, as well as certain issuances of share capital. We may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, in connection with the audits of our financial statements for the year ended December 31, 2020 and December 31, 2021, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses specifically related to insufficient resources and insufficient risk assessment, which resulted in (i) insufficient segregation of duties related to the posting of manual journal entries, and (ii) the lack of documented evidence for management review controls related to significant accounting estimates and judgements.

We have taken, and continue to take, steps to remediate these material weaknesses and to strengthen our control environment. The steps taken during the year ended December 31, 2022, included the following: (i) engaged external third parties to assist with the effective operation of our redesigned internal control framework, (ii) developed and implemented certain measures to enhance the Company internal controls and reporting procedures, and (iii) hired more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework. However, following a number of restructuring projects that we have undertaken since December 31, 2021, the size of the Company's finance team, and its ability to engage third party experts for financial reporting and internal control purposes, have both been reduced. The initiatives we are implementing to remediate the material weaknesses are subject to continued management review and testing. In light of the above, and although we believe that we have made significant progress in relation to the material weaknesses, we do not consider the material weaknesses to have been remediated as of December 31, 2022 as we have not completed all of the corrective processes, procedures and related remediation including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period of time.

In this Annual Report we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to file a report with the SEC by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common shares. As a result, capital appreciation in the price of our common shares, if any, will be your only potential source of gain on an investment in our common shares. The terms of the 2021 Senior Secured Loan preclude us, among other things, from paying cash dividends to our shareholders without the consent of Pharmakon.

Accordingly, realization of a gain on your investment in our common shares will depend on the appreciation of the price of our common shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common shares.

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

Based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our taxable year ended December 31, 2022 or in the foreseeable future. However, no assurances regarding our PFIC status can be provided for the taxable year ended December 31, 2022 or any future taxable years. The determination of whether we are a PFIC for any taxable year is a fact-intensive determination that can only be made after the end of each year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which will generally be determined in part by reference to the market price of our common shares, which may fluctuate considerably). The composition of our income and assets will also be affected by the amount of cash that we raise in any future offerings or other financing transactions. Because the value of our goodwill will generally be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our common shares declines significantly while we hold a substantial amount of cash and financial investments. We also could become a PFIC if we do not generate sufficient income from our business in any taxable year relative to the amount of passive income that we generate in such taxable year. In addition, the application of the PFIC rules is subject to some uncertainties and the proper characterization of certain items of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our taxable year ended December 31, 2022 or any future taxable year. We express no belief regarding our PFIC status with respect to any U.S. holder that acquired equity interests (or options or other rights to acquire equity interests) in us prior to the Merger.

If we were classified as a PFIC, a “U.S. holder” (as defined in the section titled “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Considerations—Certain Material U.S. Federal Income Tax Considerations”) of our common shares would be subject to adverse U.S. federal income tax consequences, including potential increased tax liability. In addition, for each year during which we were classified as a PFIC, a U.S. holder of our common shares would generally be required to file

IRS Form 8621 with such U.S. holder’s U.S. federal income tax return to report certain information concerning its ownership of our common shares. Each U.S. holder of our common shares should consult its own tax advisor regarding the PFIC rules and should read the discussion under “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—U.S. Holders—Passive Foreign Investment Company Rules” in this Annual Report.

U.S. holders that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (“CFC”) if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. We do not believe that we would be classified as a CFC during the taxable year ended December 31, 2022, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. However, certain of our subsidiaries are classified as CFCs (as a result of the application of certain constructive ownership rules which treat our U.S. subsidiaries as owning the equity of those subsidiaries), and it is possible that we may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power or value of all of classes of our equity interests (including equity interests attributable to deemed exercise of options and convertible debt instruments) (a “10% U.S. equityholder”) would generally be subject to current U.S. federal income taxation on a portion of our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and our earnings and profits (if we were classified as a CFC), regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Changes in taxation legislation or practice may adversely affect the Company and our group and the tax treatment for holders of our common shares.

Any change in taxation legislation or practice in the United Kingdom or other jurisdictions to which the Company and our group have exposure could adversely affect the value of the Company and/or affect the post-tax returns to holders of our common shares. Statements in this Annual Report concerning the taxation of the Company and taxation of holders of our common shares are based upon current tax law and published practice any aspect of which is, in principle, subject to change that could adversely affect the Company and our group and/or the taxation of holders of our common shares, and which may have an adverse effect on the market value of our common shares.

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

In particular, the tax risks to the Company and its group and to holders of common shares may be affected by the OECD’s Action Plan on Base Erosion and Profit Shifting (the “BEPS Action Plan”). The aim of the BEPS Action Plan is that jurisdictions should change their domestic tax laws and introduce additional or amended provisions in double taxation treaties. Examples of possible outcomes of the BEPS Action Plan could be that the ability of entities such as the Company and members of its group to benefit from reliefs under double taxation treaties, or to obtain tax deductions for finance costs, could be adversely affected, potentially increasing the effective tax rate of the group. Final reports on all action points were published on October 5, 2015, but it remains unclear in many cases whether, when, how and to what extent certain jurisdictions will decide to adopt or further adopt those recommendations and different jurisdictions may implement any such recommendations in different ways. On July 12, 2016, the Council of the European Union formally adopted a directive containing a package of measures to combat tax avoidance (“ATAD”). The scope of ATAD was amended and widened by a further directive formally adopted by the Council of the European Union on May 29, 2017 (“ATAD 2”). The implementation of ATAD and/or ATAD 2, which (among other initiatives) requires implementation of certain recommendations of the BEPS Action Plan within the European Union, may adversely affect the Company and its group.

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

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Cooperation (Economic Substance) Act, (as revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and whether we are claiming an exemption from the obligations to meet the economic substance tests to the extent required under the Substance Act (the “Substance Test”). If we are carrying out such relevant activities, or are claiming such an exemption we are further required to file annually a report as to whether we have satisfied the Substance Test or the bias on which we are claiming such exemption. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We expect the Company and LumiraDx Group to operate so as to be treated solely as a resident of the United Kingdom for tax purposes, but changes to our management and organizational structure and/or to the tax residency laws of other jurisdictions where we operate may cause the relevant tax authorities to treat the Company as also being a resident of another jurisdiction for tax purposes.

Under current U.K. tax law, if the location of a company’s central management and control is in the United Kingdom, or if a company is incorporated in the United Kingdom, it is regarded as resident for tax purposes in the United Kingdom unless (i) it is concurrently treated as resident for tax purposes in another jurisdiction (applying the rules of that other jurisdiction for determining tax residency) that has a double tax treaty with the United Kingdom and (ii) there is a residency tie-breaker provision in that tax treaty which allocates tax residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that the Company and LumiraDx Group (and the other U.K. incorporated companies in the group) should be regarded as tax resident solely in the United Kingdom. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, as well as future changes in the tax residency laws of other jurisdictions where we operate, there can be no assurance regarding the determination of the tax residence of such companies in the future.

Should any such company be treated as resident in a jurisdiction other than the United Kingdom it could be subject to taxation in that jurisdiction and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We are a Cayman Islands company. Because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our then current memorandum and articles of association (as may be amended from time to time), the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of directors under Cayman Islands law are not as clearly defined as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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

We expect to conduct a significant portion of our operations outside the United States through our subsidiaries. The majority of our directors and executive officers reside outside the United States and a majority of the group’s assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under either under U.S. federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands courts would hear original actions brought in the Cayman Islands against us or such persons predicated upon the securities laws of the United States or any state. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Anti-takeover provisions in our Amended and Restated Articles may discourage, delay or prevent a change in control.

Some provisions in our Amended and Restated Articles, may discourage, delay or prevent a change in control of the Company or management that holders of our common shares may consider unfavorable, including, among other things, the following:

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
•
our board of directors is classified into three classes of directors (being the Founder Directors, the Class I directors and the Class II directors). A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. Shareholders may only remove the Class I directors and Class II directors for cause by way of passing a special resolution; and

•
each of the Founder Directors cannot be removed from the board of directors absent the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. This provision would prevent shareholders from removing any of the Founder Directors from their respective positions on the board of directors.

Holders of our common shares may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association and have been provided for in the Amended and Restated Articles, subject to the restrictions described therein. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice of any other general meeting of our shareholders (other than an adjourned meeting). A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy. To the extent that shareholders hold in aggregate less than one-third of the outstanding voting shares in the Company, they cannot call general meetings or annual general meetings. To the extent that shareholders hold in the aggregate one third of the outstanding voting shares of the Company, as set out above, an extraordinary general meeting may be convened but shareholders cannot include matters for consideration at such a meeting requiring the approval of a special resolution or are matters relating to the election, appointment, removal of any person as a director.

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

Our registered office is located at Ocorian Trust (Cayman) Limited, P.O. Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands, and the telephone number of our registered office is +1 (345) 640-0540.

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

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $25.0 million, $106.3 million and $64.4 million, respectively. These capital expenditures were primarily related to facilities and equipment for the production of our Platform consumables. If demand for our Platform increases, we anticipate that our capital expenditure requirements will also increase in order to build additional capacity to meet this demand. Based on our current business plan, we believe that our existing cash and cash equivalents, will be sufficient to enable us to fund our operations and capital expenditure requirements, including meeting our liabilities as they fall due, for the foreseeable future, provided we are able to obtain waivers of covenant violations or restructure existing debt obligations in the event we are unable to achieve our covenant obligations. However, we will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future. For more information on our capital expenditures, see the section of this Annual Report titled “Item 5.B.—Liquidity and Capital Resources.”

In 2022, we recorded an impairment charge against property, plant and equipment and excess inventories related to lower than expected COVID-19 testing demand and for future product offerings not currently being developed. We evaluated our available manufacturing capacity for Platform test strips with both in service production lines and production lines acquired but not yet in service. If actual future results vary from our expected production needs, including if our plans for utilization of the assets change from our current plans, additional impairment charges could be realized.

B. Business Overview

Summary

We are a next-generation POC diagnostic company addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, with a broad menu of tests that can be performed on a single instrument and a low cost of ownership. Our Platform is an integrated system comprised of a small, versatile Instrument; precise, low-cost actively controlled microfluidic test strips; and seamless, secure digital connectivity. We currently have 12 diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform and a broad menu of tests in our long-term development plan. Our Platform is designed to simplify, scale-down, and integrate multiple testing methodologies onto a single instrument and offer a broad menu of tests with lab-comparable performance at a low cost and with results generally in 12 minutes or less from sample to result. Our focus is on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, enabling informed medical decisions to improve health outcomes while lowering costs. Our actively controlled microfluidic technology and Platform have been proven to meet the market needs for fast, high-sensitivity, convenient and connected diagnostic test results – for health systems, emergency rooms, retail pharmacy chains and other community settings. As of December 31, 2022, we have equipment capacity to manufacture over 28 million test strips a month for our Platform and we have deployed approximately 28,000 Instruments across over 100 countries.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, we believe there are no existing POC alternatives which provide highly accurate results in a short period of time at the POC. Our initial authorized and CE Marked tests and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders.

Our current test menu includes our INR test for monitoring warfarin therapy, our HbA1c test for monitoring diabetes, our NT-proBNP test for aiding in the diagnosis of heart failure, our D-Dimer test for aiding in diagnosis and exclusion of venous thromboembolism, and our CRP test which measures a universal biomarker of infection and inflammation, all of which are CE Marked. In addition, we have obtained various approvals for the sale and distribution of several of these tests in a wide variety of countries across the globe and have now provided our products to over 100 countries worldwide. Each of these tests deliver lab comparable performance from a fingerprick of blood in 12 minutes or less. This menu of tests, together with the respiratory portfolio described below, covers a majority of the most commonly used assays in primary care settings and pharmacies across the EEA and the United Kingdom. For our customers, this enables the consolidation of multiple instruments to a single connected Platform and workflow.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we developed a portfolio of COVID-19 tests for use in community-based healthcare settings, including our SARS-CoV-2 antigen test which is currently commercially available under an EUA in the United States, CE Marked in the EEA and has obtained additional regulatory approvals in other jurisdictions. We have commercialized our SARS-CoV-2 antigen test in the EEA, Japan, India, Brazil, the United States and other countries to customers, including the U.K. National Health Service and CVS Pharmacy Inc. and have made shipments of Instruments and SARS-CoV-2 antigen test strips to a number of countries in Africa as part of our collaboration with BMGF. PLOS Medicine published a living systematic review and meta-analysis of more than 60 SARS-CoV-2 antigen tests and ranked our test as most sensitive and accurate. Our SARS-CoV-2 antigen test is currently being used and implemented in various testing programs across the globe, including in accident and emergency departments, care homes, retail pharmacies and other primary care settings. During the pandemic, we also supported testing in schools, workplaces, travel and events where there continues to be a need for diagnostic testing.

In addition, we have CE Marked our SARS-CoV-2 antigen pool test, our SARS-CoV-2 & Flu A/B test, our SARS-CoV-2 & RSV test and our SARS CoV-2 Ag Ultra and Ultra Pool tests. Our SARS-CoV-2 Ag Ultra test matches the same high performance as our SARS-CoV-2 antigen test with results at the POC in five minutes. We consider speed and accuracy of test results to be at the core of LumiraDx’s transformative potential and represent competitive advantages in POC diagnostics. We believe the potentially significant time saved in diagnosis when using our test could mean lives saved for acute care patients, and result in significant increase in throughput for hospitals, pharmacy chains and other locations with high testing volumes. The launch of our additional respiratory assays, such as Flu A/B and RSV, outside of COVID-19, allows us to meet the growing demand for POC diagnostics in primary care across the EEA and the United Kingdom as we move to a post-pandemic world where traditional respiratory viruses will co-circulate with COVID-19 and rapid testing and differentiation will be desired. We believe that the large number of Instrument placements during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base with potential long-term POC customers. We are actively redeploying this footprint for broader testing capabilities in the community, to address high unmet needs in diabetes, cardiovascular, infectious disease and coagulation.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types for use on our Instrument in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible. We have 50+ tests in our long-term strategic roadmap for community-based healthcare settings and plan to launch additional tests, subject to successful development and regulatory approval, authorization, certification or clearance. Our key tests currently under development are high-sensitivity Troponin I for cardiovascular disease and Strep A molecular, both which have provided promising performance data.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 21 countries, including the United States, most Western European countries, Japan, Colombia, Brazil, India and South Africa. While these direct sales operations are likely to be impacted by our recently announced cost reduction programs, our long-term strategic plan includes expansion into the largest IVD markets, including China and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

We have also used our technology to develop four rapid COVID-19 molecular reagent testing kits for use on open molecular systems, SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete, SARS-CoV-2 & Flu A/B RNA STAR Complete and Dual-Target SARS CoV-2 STAR Complete. SARS-CoV-2 RNA STAR allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 20 minutes. SARS-CoV-2 RNA STAR Complete utilizes a direct amplification method that combines lysis and amplification in a single step, detecting SARS-CoV-2 nucleic acid in under 20 minutes, without needing to perform any specimen purification or extraction. All of these products have been CE Marked and we have obtained EUAs for SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete and SARS-CoV-2 & Flu A/B RNA STAR Complete. Beyond the lab, we believe this technology has significant implications for our forthcoming POC molecular programs.

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

•
Shift towards community-based healthcare. Escalating healthcare costs are driving demand for innovative models and technologies that can lower the cost of care while improving outcomes. POC testing is one of the innovations that is enabling such a shift in care into community-based healthcare settings. These settings provide direct patient access and are more convenient and cost-effective alternatives to hospital emergency departments for nonemergency conditions. Uptake of POC testing in these settings is driven by healthcare providers’ need for real-time diagnostic information that can be applied to improve patient outcomes and compliance, while lowering costs relative to hospital-based care. With reimbursement increasingly based on effectiveness of care, POC testing has been an effective tool for objectively measuring improvements in outcomes particularly for chronic conditions such as diabetes and cardiovascular disease. For example, POC HbA1c testing for diabetes patients at primary care settings enables healthcare providers to guide patient treatment decisions in real time. NT-Pro BNP and HbA1c testing at pharmacy levels allows to reduce the burden on struggling national healthcare systems and allows for better triage of patients improving overall healthcare outcomes. Similarly, POC flu testing at retail pharmacies allows for actionable results, including immediate access to adequate OTC medicines.
•
Improving health outcomes for patients. As general health awareness increases and the cost of healthcare rises, systems, employers and individuals are increasingly focused on prevention and monitoring in order to reduce their healthcare expenses. Thus, employers and systems providing, and individuals purchasing, health benefits are incentivized to better manage health and take steps to reduce the cost of benefits. For all these stakeholders, the greater focus on wellness, prevention and active management of chronic diseases is easier to realize in community-based healthcare settings rather than at the hospital. Furthermore, POC testing has become a useful tool for wellness screening and to support employer-driven diagnostics directly at the workplace. For example, annual screening for cardiovascular disease and diabetes, has enabled earlier detection of conditions in employees and POC COVID-19 testing has been a key tool for employers to safely and effectively re-open their workplaces and keep them open.
•
Improvements in POC testing technology. In certain testing areas, technological advancements have closed the quality gap between testing capabilities at central labs and POC locations, leading to higher confidence and greater adoption of POC testing. For example, the introduction of POC molecular tests for Strep A and high precision quantitative tests for HbA1c, have greatly increased clinical utility of these tests and therefore expanded their use at the POC. A fingerstick NT-Pro BNP test allows for testing and on spot referrals in heart failure. Additionally, POC testing before arrival in or in hospitals reduces overcrowding and length of stay and accelerates access to care, particularly when used for emergency room triage purposes.

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
•
High cost of total ownership. In order to meet their diagnostic needs, healthcare providers are required to purchase multiple instruments and support the required infrastructure (e.g., refrigeration) to conduct POC testing. In addition, many currently available instrument-based POC tests generally have a higher cost per test than their central lab counterparts. The overall cost per reportable result becomes prohibitive to a healthcare provider at the POC in certain areas which we believe leads to suboptimal care.

These limitations have created a POC model for diagnostic testing that has been ineffective, inefficient, costly and inaccessible to a large segment of community-based healthcare settings.

Our Solution

We have developed and launched our Platform with the aim of transforming the delivery of healthcare in community-based healthcare settings. It is designed to deliver accurate results comparable to laboratory reference assays, in an easy-to-use POC solution in minutes. Our Platform is comprised of (i) a small, light-weight Instrument that is mainly battery operated and capable of going anywhere the patient is located, (ii) precise, low-cost, actively controlled microfluidic test strips, which share common design features allowing various test strip assay types to be operated, controlled and measured by the Instrument and (iii) seamless, secure digital connectivity.

We have spent years developing our Platform and have designed and optimized our Instrument and test strip together to deliver the requisite lab-comparable quality results, where lab references are available, across the full range of assay and sample types, at a low cost and with results generally in 12 minutes or less. Our Instrument has been highly engineered with many innovations which enable actively controlled precise fluidic control of samples in very low volumes and high sensitivity fluorescent detection of analytes in very low concentration. Our proprietary microfluidic test strip has been designed to be integrated with our Instrument, to perform the specific and precise microfluidic sequence for the assays. Our test strip has been designed with multiple channels, enabling the Instrument to perform either multiple tests or a panel in parallel (e.g., Flu A/B + SARS-CoV-2 antigen), or utilize multiple channels on a single test strip for analytes with the most demanding performance requirements (e.g., SARS-CoV-2 antigen).

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
•
Broad menu of tests on a single instrument. Our Platform has been designed to integrate the most commonly used assay technologies (e.g., enzyme, immunoassay, molecular and electrolytes) and sample types (e.g., swab, saliva, blood) into a small, single instrument. As a result, users can replace multiple systems with one instrument. We are building out our menu with further tests, with 12 tests currently having achieved regulatory approval, authorization, certification or clearance, and 50+ tests in our long-term strategic roadmap.
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
•
Data reporting, analytics and decision support. Our Platform provides options for patient and population data reporting and analytics. For example, we currently offer INRstar, a patient reporting and decision support tool, which allows healthcare providers to help manage warfarin patients and to simplify dosing decisions. This is a market leading solution in the United Kingdom, used in over 2,500 primary and secondary care locations across the United Kingdom. It is being expanded in key EEA markets, including Italy where we have already rolled it out for use with our INR assay.
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
•
Expand into additional healthcare settings and underserved markets. We believe our Platform’s user-friendly setup, competitive cost structure and potential for a broad test menu make it an attractive instrument for roll out in settings where POC testing has traditionally been more challenging, such as low- and middle-income countries. We intend to leverage our Platform’s adaptable architecture across future Instrument models for additional professional and, over time, home-use settings. We plan further enhancements to our Platform, such as making the Instrument more robust to enable use in more challenging settings such as in areas of extreme heat and dust.
•
Continue to innovate to expand into specialty areas. We are currently focused on expanding test menu across the most needed assays for community-based care. Over time, we plan to continue to invest in R&D to expand our test offering into additional specialty areas, such as allergy, toxicology, fertility, veterinary and in-patient hospital, that could benefit from fast, accurate diagnostic test results from our Platform.
•
Continue to innovate across our Platform. Our Platform’s connectivity allows information to be managed and shared between patients and healthcare providers to enhance patient experience. Our focus on data driven improvements will also allow us to roll out supply chain improvements and quality control features through direct data communication with our customers. We plan to introduce platform tools that enable customers and users to understand and act on technical issues, test results, and test inventory management.

Our Products

Our Instrument

Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips and generates results that are clearly displayed on the Instrument touchscreen generally in under 12 minutes. Our Instrument is designed for use with our approved and future tests, which all share a common design and have been developed for use with very low sample volumes. Our Instrument, in connection with the test strips, is capable of very sensitive measurements at very low levels of concentration. The ability to make measurements at low levels of detection (“LOD”), is highly beneficial and directly impacts efforts to identify and detect disease including, for example, COVID-19.

Our Diagnostic Tests

As of the date of this Annual Report, we have 12 diagnostic tests for which we have obtained regulatory approval, authorization, certification or clearance under EUA and/or CE Mark for use with our Instrument.

Test	IVD Category	Current Commercial Markets
SARS-CoV-2 antigen	Immunoassay	U.S. (pursuant to EUA), EEA (CE Mark), Japan, Latin America
SARS-CoV-2 antigen pool	Immunoassay	EEA (CE Mark)
SARS-CoV-2 antibody	Immunoassay	U.S. (pursuant to EUA), EEA (CE Mark)
SARS-CoV-2 & RSV	Immunoassay	EEA (CE Mark)
SARS-CoV-2 Ag Ultra (5 min test)	Immunoassay	EEA (CE Mark)
SARS-CoV-2 Ag Ultra pool (5 min test)	Immunoassay	EEA (CE Mark)
SARS-CoV-2 & Flu A/B	Immunoassay	EEA (CE Mark), Japan (PDMA)
INR	Coagulation	EEA (CE Mark)
D-Dimer	Immunoassay	EEA (CE Mark)
CRP	Immunoassay	EEA (CE Mark)
HbA1c	Immunoassay	EEA (CE Mark)
NT-proBNP	Immunoassay	EEA (CE Mark)

Our Platform is currently the only platform that can run both an INR and D-Dimer test on the same platform (each comprising a different technology – enzyme vs. immunoassay). It is currently the only platform that can run D-Dimer and NT-proBNP from a direct fingerstick sample.

SARS-CoV-2 Antigen Test

Our SARS-CoV-2 antigen test has been developed to detect the SARS-CoV-2 virus in respiratory samples such as nasal and nasopharyngeal swabs with results at the POC in 12 minutes or less.

Unlike lateral flow tests which use old technology developed for at-home pregnancy testing, our SARS-CoV-2 antigen test is a next-generation test system using microfluidic immunofluorescence technology to detect tiny amounts of the virus antigen in just a few microliters of nasal swab extract. We believe our high sensitivity LumiraDx SARS-CoV-2 antigen test has the opportunity to take a significant share of the POC COVID-19 molecular and lateral flow testing market.

The performance of our test is attributable to its design as well as the actively controlled precise microfluidic control of our Instrument. Our test uses SARS-CoV/SARS-CoV-2 specific antibodies in an immunoassay to determine the presence of SARS-CoV-2 nucleocapsid protein (“NP”) present in the test sample. Our Instrument generally uses multiple independent assay channels in the test strip to detect the NP antigen in the test sample. It directs fluidic movement and mixing of the reagents and test sample in each test strip channel. A magnetic field is then applied to the measurement zone which retains the magnetic particles and associated SARS-CoV-2 NP immuno-complexes allowing removal of the sample and any unbound label from the measurement zone. Our Instrument measures the fluorescent signal of the immuno-complex fluorescent particles in an essentially dry state which is proportional to the concentration of the SARS-CoV-2 virus NP antigen in the sample. The strip contains on-board control reagents that are used to verify that the test operated correctly. Our SARS-CoV-2 antigen test detects major global SARS-CoV-2 variants including Delta, Gamma, Epsilon, Alpha, Beta and Omicron variants. We are continually testing the new variants of clinical concern as they arise to confirm the performance of our SARS-CoV-2 antigen test.

In a clinical study with 257 patients presenting from zero to 12 days of symptom onset, our SARS-CoV-2 antigen test demonstrated 97.6% positive percent agreement (“PPA”) and 96.6% negative percent agreement (“NPA”), compared to the reference method, Roche Cobas 6800, and delivered results within 12 minutes or less. The test has high analytical performance with a LOD of 32 TCID50/mL, which is approximately four times lower than currently available POC tests on the market. We believe the superior performance over a wide detection window has the potential to greatly improve the diagnosis of COVID-19 infection and infectivity, enable large-scale population monitoring and facilitate management of the COVID-19 pandemic, however, we only conducted one clinical study with a limited sample size of 257 patients, so this superior performance may not be sustained or replicated as our SARS-CoV-2 antigen tests are used on higher volumes of patients. A summary of the results from the clinical study described above is set out in the following tables.

		RT-PCR Positive	RT-PCR Negative	Total
SARS-CoV-2	Positive	81	6	87
Ag Test	Negative	2	168	170
	Total	83	174	257

		Value	95% CI
SARS-CoV-2	PPA	97.60%	91.6% - 99.3%
Ag Test	NPA	96.60%	92.7% -98.4%

Days of Symptom Onset	RT-PCR Comparator	LumiraDx	PPA
0	6	6	100.00%
1	12	12	100.00%
2	28	28	100.00%
3	37	37	100.00%
4	55	54	98.20%
5	61	60	98.40%
6	67	66	98.50%
7	73	72	98.60%
8	75	74	98.70%
9	75	74	98.70%
10	77	76	98.70%
11	80	79	98.80%
12	83	81	97.60%
We obtained an EUA for our SARS-CoV-2 antigen test and CE Marked this product. Our SARS-CoV-2 antigen test has been authorized by the FDA under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein and has not been authorized for use to detect any other viruses or pathogens. In line with similar requests that the FDA has made to other antigen test providers, the FDA recently requested that we update the product labeling on our SARS-CoV-2 antigen test to provide a serial testing requirement for asymptomatic individuals and recommend testing twice over three days with at least 24 hours (and no more than 48 hours) between tests for such asymptomatic individuals. In addition, our SARS-CoV-2 antigen test is available pursuant to an EUL by the World Health Organization. The CE Mark was affixed pursuant to a self-certification process in accordance with E.U. regulatory requirements. We have also received various external validations of our SARS-CoV-2 antigen test, including from the Swiss and Japanese governments, and the Scandinavian evaluation of laboratory equipment for POC testing (SKUP), which show the performance of our SARS-CoV-2 antigen test. This test was also successfully validated by the UK Health Security Agency (“UKHSA”) under the CTDA.

A living systematic review and meta-analysis of SARS-CoV-2 antigen tests by PLOS Medicine, including 133 clinical and analytical accuracy studies across 61 antigen tests completed by Lukas Brümmer, Stephan Katzenschlager and their co-workers to inform national and international bodies including the World Health Organization (“WHO”), ECDC, and RKI, revealed that LumiraDx’s SARS-CoV-2 antigen test showed the highest overall accuracy.

We have established a proactive system and plan to monitor and evaluate the impact of mutations and viral variants on the performance of our test. Our SARS-CoV-2 antigen test detects major global SARS-CoV-2 variants including Delta, Gamma, Epsilon, Alpha, Beta, Omicron and XBB.1.5 variants.

SARS-CoV-2 Antibody Test

Our SARS-CoV-2 antibody test has been developed to detect the presence of SARS-CoV-2 total antibody in a blood sample with performance at the POC and delivers the results in 11 minutes.

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

Several clinical studies were conducted to determine PPA and NPA of our SARS-CoV-2 antibody test in fingerstick blood and plasma samples. In a prospective study of 62 asymptomatic and symptomatic subjects, with fingerstick blood sample collected more than eight days post RT-PCR, the SARS-CoV-2 antibody test demonstrated 100% PPA compared to RT-PCR. In a study of 72 plasma samples collected from symptomatic subjects, the SARS-CoV-2 antibody test demonstrated 97.2% PPA compared to RT-PCR including 90% PPA in the first 14 days post RT-PCR. The test also demonstrated 100% NPA. We believe a fingerstick blood SARS-CoV-2 antibody test with high sensitivity in earlier stages of disease progression may supplement antigen testing to improve COVID-19 diagnosis. A summary of the results from the clinical studies described above is set out in the following tables.

Sample	PPA	NPA
Direct Fingerstick	100% (62/62)	100% (54/54)
Fingerstick via Transfer Tube	100% (62/62)	100% (56/56)

Days from RT-PCR to Blood Collection	Number of Samples	Sensitivity RT-PCR Comparator
6 days	13	84.60%
7-13 days	7	100%
14-20 days	6	100%
21 days	46	100%
Total	72	97.2% (90.4% – 99.2%)

We have obtained an EUA for our SARS-CoV-2 antibody test and CE Marked this product. The CE Mark was obtained pursuant to a self-certification process in accordance with E.U. regulatory requirements. We are currently not actively marketing this test due to low demand in the market following a decrease in overall COVID-19 monitoring.

SARS-CoV-2 Antigen Pool Test

Pooled testing enables higher test throughput and lower cost per individual which is important for mass testing at schools, workplaces and events.

Pooled testing is generally performed on RT-PCR systems with multiple samples combined into a single reaction to increase the number of samples processed per batch. Follow up testing is done with remnant samples in the lab or by follow up using a rapid test.

The SARS-CoV-2 antigen pool test is intended for qualitative detection of nucleocapsid protein antigen SARS-CoV-2 in one to five individual samples from professionally supervised and self-collected nasal swab samples or professionally collected nasal or nasopharyngeal swab samples which are then pooled for testing. In clinical studies, the SARS-CoV-2 antigen pool test demonstrated 100% PPA and 96.6% NPA to the individual SARS-CoV-2 antigen test.

Positive Pooled Specimens		Single Swab
					Measure	Estimate	95% Wilson Score CI
		POS	NEG	Total	PPA	100.0%	88.6%	100.0%
					NPA	N/A	N/A	N/A
Pool Test	POS	30	0	30	PPV	100.0%	88.6%	100.0%
	NEG	0	0	0	NPV	N/A	N/A	N/A
	Total	30	0	30	Prevalence	100.0%	88.6%	100.0%
					OPA	100.0%	88.6%	100.0%

Negative Pooled Specimens		Single Swab
					Measure	Estimate	95% Wilson Score CI
		POS	NEG	Total	PPA	N/A	N/A	N/A
					NPA	96.6%	82.8%	99.4%
Pool Test	POS	0	1	1	PPV	0.0%	0.0%	79.3%
	NEG	0	28	28	NPV	100.0%	87.9%	100.0%
	Total	0	29	29	Prevalence	0.0%	0.0%	11.7%
					OPA	96.6%	82.8%	99.4%

We have affixed the CE Mark to our SARS-CoV-2 antigen pool test. The CE Mark was affixed following a self-certification process in accordance with E.U. regulatory requirements. We believe we are the first and currently only POC antigen pool test commercially available in the EEA. The FDA generally does not regulate surveillance tests.

SARS-CoV-2 & Flu A/B Test

Given that patients with Flu A, Flu B or SARS-CoV-2 present with similar symptoms, having a single test that can provide simultaneous results for multiple conditions will enable healthcare providers to verify infection quicker, begin proper treatment sooner and, if required, initiate isolation precautions, helping to prevent further spread of infection as well as lower costs. Combined testing may also mitigate the problem of testing material shortages, such as swabs or extraction buffers. If SARS-CoV-2 becomes an endemic disease the need for differentiation of the cause of respiratory illness will increase.

Our SARS-CoV-2 & Flu A/B test was successfully validated by the UKHSA under the CTDA process and we have affixed the CE Mark in the EEA, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and from the PMDA in Japan. In the United States, the National Institutes of Health (NIH) Rapid Acceleration of Diagnostics (RADx) Tech program has established the Independent Test Assessment Program (“ITAP”) in order to accelerate regulatory review and availability of high-quality, accurate, and reliable diagnostic tests. We are working with ITAP to submit an EUA for our SARS-CoV-2 & Flu A/B test. To date we have not yet received FDA authorization for this multiplex test. We intend to submit 510K application in H1 2024.

In clinical studies, our SARS-CoV-2 & Flu A/B test demonstrated up to 95.5%, 83.3% and 80.0% PPA versus RT-PCR for detection of SARS-CoV-2, Flu A and Flu B, respectively.

Clinical Agreement Compared to RT-PCR

	SARS-CoV-2*	Flu A	Flu B
PPA	up to 95.5%	83.3%	80.0%
NPA	up to 99.2%	97.5%	95.3%
* Based on 0-12 days since symptom onset date set.

SARS-CoV-2 & RSV Test

The symptoms of RSV and SARS-CoV-2 are very similar and therefore having a single test that can provide simultaneous results will enable healthcare providers to identify the underlying cause, verify infection quicker, begin proper treatment sooner and, if required, initiate isolation precautions, helping to prevent further spread of infection as well as lower costs.

We have affixed the CE Mark to our SARS-CoV-2 & RSV test in the EEA, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and, depending on test demand, we plan to proceed with a 510K submission to the FDA in H1 2024.

We believe, the launch of our additional respiratory assays, such as RSV, outside COVID-19 allows us to meet the growing demand for POC diagnostics in primary care across the EEA and the United Kingdom as we move to a post-pandemic world where traditional respiratory viruses will co-circulate with COVID-19 and rapid testing and differentiation will be desired.

SARS-CoV-2 Ag Ultra

The continued need for COVID-19 testing globally will depend on management of the pandemic in high burden countries, vaccine supply and implementation rates and emergence of new variants which are more resistant to vaccines. Regardless of absolute market demand, we do see a continued shift toward fast, high sensitivity POC COVID-19 testing and as such are prioritizing our five-minute COVID tests. High sensitivity results in five minutes will enable routine testing of individuals without compromising performance.

The SARS-CoV-2 Ag Ultra test detects SARS-CoV-2 virus in respiratory samples such as nasal swabs with results at the POC in five minutes. We have affixed the CE Mark to our SARS-CoV-2 Ag Ultra test in the EEA, pursuant to a self-certification process in accordance with E.U. regulatory requirements. We submitted an amendment to our SARS-CoV-2 Ag EUA to cover this innovative Ultra component in February 2023 and plan for 510(k) submission in H1 2023.

In clinical studies, our SARS-CoV-2 Ag Ultra test demonstrated a PPA of 98.6% at Ct<33 and 96.0% at Ct<35 indicating high coverage of potentially infectious individuals.

Grouping	N	PPA	95% CI
Ct < 35 (all)	149	96.0%	91.5% - 98.1%
Ct < 33 (all)	141	98.6%	95.0% - 99.6%
Ct < 30 (all)	128	98.4%	94.5% - 99.6%
Ct < 25 (all)	91	98.9%	94.0% - 99.8%

Our continued planned development of our Ultra tests as a product line provides the opportunity to move the entire respiratory market towards fast and high sensitivity antigen testing, including Flu A/B and RSV. We believe the innovation of the Ultra test strips’ design has made important contributions to the development of assays such as high sensitivity troponin, used to aid physicians in the early detection and rule out of acute myocardial infarction.

SARS-CoV-2 Ag Ultra Pool

Pooled testing enables higher test throughput and lower cost per individual which is important for mass testing at schools, workplaces, and events.

The SARS-CoV-2 Ag Ultra Pool test is intended for qualitative detection of nucleocapsid protein antigen of SARS-CoV-2 in one to five individual samples which are pooled for testing to detect the SARS-CoV-2 virus, with results in five minutes. We have affixed the CE Mark to our SARS-CoV-2 Ag Ultra Pool test in the EEA, pursuant to a self-certification process in accordance with E.U. regulatory requirements.

International Normalized Ratio ("INR") Test

INR is a standardized measurement of the rate at which blood clots. A low INR can indicate an increased risk of blood clots, while an elevated INR can indicate increased risk of excessive bleeding.

Healthcare providers commonly use INR tests to monitor oral anticoagulation therapy with Vitamin-K Antagonist (“VKA”) drugs. VKA drugs are often prescribed to patients at risk of forming clots that can lead to strokes. Patients on VKAs require regular INR monitoring to maintain optimal coagulation, but the daily dose of VKA necessary to maintain optimal anticoagulation varies among patients due to factors such as age, body mass index, genetic differences, comorbidities and environmental factors. Therefore, optimal VKA therapy requires regular monitoring of a patient’s INR with an accurate and precise measurement tool.

Our INR test has been validated in various clinical studies against reference lab standard ACL ELITE Pro. One study, the OPTIMAL study, conducted in 11 sites by Glasgow Royal Infirmary, Queen Elizabeth Hospital and Golden Jubilee Hospitals and NHS anti-coagulation services, showed strong correlation between our Platform and laboratory reference method, as well as between the different application methods and test lots (see data chart below). Another study confirmed strong correlation between our INR test results (capillary blood sample) and those obtained from plasma samples using both the ACL Elite and also the Sysmex CS 2100/5100. Feedback from healthcare professionals indicated that our Platform was easy to follow and use. Data overall demonstrated that our INR test provided rapid and reliable INR analysis at the POC.

ACL ELITE Pro, IL ACL Elite Pro (Instrumentation Laboratory; Bedford, MA, USA); Int CI, intercept confidence interval; Slp CI, slope confidence interval.

In a clinical study of 596 capillary and venous blood samples collected from 366 patients, our INR test when measured against the Laboratory ACL Elite lab reference method demonstrated strong correlation of 0.965 (95% confidence interval (“CI”): 0.959, 0.970) when using direct application and 0.958 (95% CI: 0.950, 0.964) when using a transfer pipette. The established INR range was 0.8-7.5. Precision was measured using samples collected with a transfer pipette (n=291, mean INR 2.525, mean % coefficient of variation (“CV”) 3.73%) or direct application (n=284 mean INR 2.538, mean % CV 3.46).

We have affixed the CE Mark to our INR test, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and we plan to submit a 510(k) to the FDA in H2 2023.

D-Dimer Test

D-Dimer is a fibrin degradation product, a small protein fragment present in the blood after a blood clot is degraded by fibrinolysis. It is so named because it contains two D fragments of the fibrin protein joined by a cross-link.

D-Dimer testing is generally used in clinical settings, along with clinical scoring systems and additional testing methods, when there is suspected venous thromboembolism (“VTE”), disseminated intravascular coagulation (“DIC”), deep vein thrombosis (“DVT”), and pulmonary embolism (“PE”). Several care guidelines recommend inclusion of a quantitative D-Dimer test for exclusion of VTE in patients presenting with symptoms at primary care. Until the launch of the LumiraDx D-Dimer test, there were no quantitative POC tests for D-Dimer using a direct fingerstick sample.

A fast and accurate test for D-Dimer is one of the more desired tests by primary care physicians at POC in multiple countries, including the United States and countries in the EEA. We believe there is substantial opportunity to bring D-Dimer testing closer to patients with fast accurate test results at POC. Our D-Dimer test delivers quantitative results in six minutes from a fingerstick blood sample. It is currently the only quantitative D-Dimer test available on the market today with direct fingerstick sampling capabilities. The test is aimed to be used as an aid in the assessment and diagnosis of patients with suspected VTE, such as DVT and PE. It is designed to be used by healthcare providers or other trained professionals in community-based healthcare or urgent care/hospital ED settings.

During H1 2022, we expanded our CE Mark to include a clinical cut-off. This will allow us to include an ‘exclusion’ claim, used by healthcare professionals to exclude VTE as a potential diagnosis for patients experiencing symptoms of VTE, in conjunction with additional clinical risk scores. Ruling out VTE at the POC can lead to potentially significant cost savings for healthcare providers as they would no longer require expensive ultrasounds and pulmonary angiograms in secondary care settings to arrive at a rule out diagnosis, also effectively serving to minimize patient stress by making quicker, better-informed decisions at the POC. The CE Marked exclusion claim was supported by our on-going prospective study in the United Kingdom and Germany, EMBOL, to support use in ruling out VTE. Interim analysis based on 618 symptomatic patients presenting in emergency department and ambulatory clinic settings, demonstrated that the LumiraDx D-Dimer test has strong correlation with the laboratory reference method and also has 100% negative predictive value at the 500 ug/L cut off, when used in combination with a pretest probability score. To our knowledge, this is the first study to prospectively demonstrate the use of a quantitative fingerstick D-Dimer test at POC to rule out VTE in symptomatic patients, which has the opportunity to significantly improve primary care assessment by physicians of DVT, and also potentially reduce the time of the patient’s hospital visit, as well as follow up testing and scans. The POC D-Dimer test has potential opportunity to improve the clinical, operational and cost outcomes for the VTE pathway.

In addition, D-Dimer testing is also expected to have a utility as part of diagnosis and management of COVID-19 infected patients as D-Dimer has also been shown to be a prognostic indicator for predicting severity of symptoms in patients with COVID-19 infection.

We have affixed the CE Mark to our D-Dimer test, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and we plan to submit a 510(k) to the FDA in H1 2024.

The key clinical studies included a (i) method comparison study to evaluate correlation with a laboratory reference method and (ii) precision study. The method comparison was performed using plasma samples from patients (n = 327, range = 60—4515 `lg/L FEU). A comparison of 1767 D-Dimer measurements with the LumiraDx D-Dimer test to the VIDAS Exclusion II D-Dimer assay, a globally recognized laboratory reference method, yielded the following statistics: Slope = 1.02, Intercept = 21, r = 0.92. The LumiraDx D-Dimer test showed a strong correlation with the laboratory reference method, in particular around the clinically relevant values of <750 `lg/L FEU as highlighted in the below graph.

A precision study was carried out in citrated venous plasma on a protocol based on CLSI EP5-A3. The study was carried out with three levels of D-Dimer, each was tested in two runs of two replicates per day, for 20 days. The findings of this study are summarized in the table below.

D-Dimer Concentration (µg/L FEU)	Within Run Precision (% CV)	Within Day Precision (% CV)	Between Day Precision (% CV)	Total Precision (% CV)	n
291	9.8	11.1	0	11.1	80
552	9.4	9.4	2.5	9.7	80
1790	10.1	10.1	0.7	10.2	80

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

C-Reactive Protein (“CRP”) Test

CRP is a circulating protein produced by the liver in response to inflammation caused by tissue damage or infection. CRP has become a universal biomarker of infection and inflammation for a number of diseases and pathophysiological conditions (such as bacterial infections, inflammatory bowel disease and autoimmune disorders) and CRP testing has been shown to reduce the need for antibiotic prescription. CRP testing is used more commonly in European countries, where antibiotic consumption is generally lower than in the United States.

In addition, CRP testing is currently also expected to have a utility as part of diagnosis and management of COVID-19 infected patients.

The LumiraDx CRP test was CE Marked in January 2022, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and has since been introduced into the EEA, the Middle East and Africa. We plan to continue to expand our global footprint by completing registrations in other key markets, including South America and Asia.

The key clinical studies included a (i) method comparison study to evaluate correlation with a laboratory reference method and (ii) precision study. The method comparison was performed using three test strip lots with plasma samples (Lithium Heparin) sourced from patients presenting with symptoms of respiratory illness, inflammation, or injury, at hospital emergency departments, acute medical units or out-patient clinics. A comparison of 205 CRP measurements with the LumiraDx CRP test to the RCRP Flex® assay on the Siemens Dimension® Xpand® Plus Integrated Chemistry System analyzed by Passing Bablok regression yielded the following statistics: Slope = 1.00, Intercept = -0.48, r = 0.99. A precision study was carried out in heparinized venous plasma on a protocol based on CLSI EP5-A3. The study was carried out at three concentrations of CRP, each was tested in one run of five replicates per day, for five days across three sites. The results of the precision study are summarized in the below table:

CRP Concentration (m/L)	Within Day Precision (% CV)	Between Day Precision (% CV)	Between Site Precision (% CV)	Total Precision (% CV)	n
11.6	4.8	0.5	5.6	7.4	75
20.3	4.8	0	3.7	6	75
148.3	4.5	1.4	3.2	5.6	75

For our CRP test in the EEA, in May 2022 we expanded the intended use to include testing in children over the age of two. Offering this test on the same Platform as COVID, Flu A/B and RSV aids physicians to quickly and accurately diagnose as well as treat respiratory conditions in children at the POC.

Our portfolio of rapid CRP and pathogen specific assays on one Platform offers a strong antimicrobial stewardship toolkit for primary care where the focus on reducing unnecessary antimicrobial prescribing is growing. For example, studies have shown that at least 20% of antibiotics prescribed in primary care in England are inappropriate. We believe that our Platform is well-positioned to enable rapid testing to aid physicians in assessment of their treatment decisions and reduce unnecessary prescribing in both adults and children.

Glycated Hemoglobin (“HbA1c”) Test

HbA1c develops when hemoglobin, a protein within red blood cells that carries oxygen throughout your body, joins with glucose in the blood, becoming ‘glycated’.

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

Our HbA1c test is for use by healthcare professionals in POC settings for the quantitative determination of glycated hemoglobin in human capillary and venous blood samples in less than seven minutes. It has a reportable range of 20—130 mmol/mol (4.0 - 14.0% HbA1c). This test is to be used as an aid in the monitoring of long-term glycemic control in individuals with diabetes mellitus, and as an aid in screening and identifying patients who may be at risk for developing diabetes. Additionally, HbA1c monitoring at POC enables improved patient physician management of diabetes and comorbidities.

We have affixed the CE Mark to our HbA1c test, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and we plan to submit a 510(k) to the FDA in H2 2023. The LumiraDx HbA1c test is IFCC and NGSP certified.

We consider HbA1c to be a large and high growth test in the POC market, and we are already seeing the potential impact of this addition with some of our customers. For example, Boots Pharmacy has a 200 plus install base currently used for COVID testing for which they are now starting to offer Hb1Ac due to the rising number of patients with diabetes.

With the addition of HbA1c to the test menu, we will offer on the LumiraDx Platform many of the most commonly used assays at POC in primary care settings and pharmacies across the EEA and the United Kingdom. For our customers it will enable the consolidation of multiple instruments to a single connected Platform and workflow. We continue to invest in workflow improvements for this test.

The LumiraDx HbA1c test was recently evaluated (February 2023) at the European Reference Laboratory for Glycohaemoglobin (ERL) by Dr. Erna Lenters-Westra (Clinical Chemistry Department, Isala, Zwolle, The Netherlands). The aim of the evaluation was to assess the performance of fresh EDTA whole blood samples compared to values assigned using four IFCC and NGSP certified Secondary Reference Measurement Procedures (“SRMPs”)*. The method comparison results between the mean of the four SRMPs (and the mean of the two LumiraDx Instruments can be found below.

*The four IFCC and NGSP SRMPs used in this evaluation were:

1. Roche Tina-quant Gen.3 HbA1c on Cobas c513, immunoassay, IFCC and NGSP certified SMRP (Roche Diagnostics)

2. Premier Hb9210, boronate affinity chromatography HPLC, IFCC and NGSP certified SMRP (Trinity Biotech)

3. Tosoh G11, cation-exchange HPLC, IFCC certified SMRP (Tosoh Bioscience)

4. Abbott Enzymatic method on Alinity, IFCC and NGSP certified SMRP (Abbott Diagnostics)

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

The LumiraDx NT-proBNP test provides quantitative measurement of NT-proBNP from a direct fingerstick sample with results in 12 minutes. It is intended to be used as an aid for diagnosing heart failure. It has a reportable range of 0-9000 pg/mL of NT-proBNP. The LumiraDx NT-proBNP test is a highly portable solution designed to improve access to NT-proBNP testing in community-based healthcare settings. The direct fingerstick sample type removes the need for phlebotomy, thereby significantly opening up the settings where NT-proBNP testing can be carried out. We believe this will help improve access to early diagnosis for heart failure.

A method comparison study was carried out in heparinised venous plasma. Each sample tested on the LumiraDx Platform was compared to plasma tested on the Roche cobas Elecsys® proBNP II assay and demonstrated strong correlation to the comparator, particularly around the clinically relevant cut offs.

Slope	0.86
Intercept	-4.12
r	0.97

We have affixed the CE Mark to our NT-proBNP test, pursuant to a self-certification process in accordance with the E.U. regulatory requirements of the IVDD, and we plan to submit a 510(k) to the FDA in H1 2024.

Our Product Roadmap

We have 50+ tests in our long-term strategic roadmap for community-based healthcare settings and plan to launch additional tests, subject to successful development and regulatory approval, authorization, certification or clearance. Our key tests currently under development are high-sensitivity Troponin I for cardiovascular disease and Strep A molecular, both which have provided promising performance data. We will focus on the most attractive markets initially. While we have encouraging internal data for many of our diagnostic tests in development, we have not yet performed multi-site, external clinical analyses of most of these tests or otherwise compared our internal results against clinical results, unless stated otherwise in this Annual Report.

Respiratory Immunoassay	Cardiovascular	Coagulation	Diabetes/Kidney	Sepsis
COVID Ag	Troponin	INR	HbA1c	Procalcitonin
COVID Ab	D-Dimer	D-Dimer	Glucose	Lactate
Flu A/B	BNP	Creatinine	Creatinine	MRSA
RSV	NT-ProBNP		ACR
CRP	Lipids		TSH
sPneumo	ALT/AST		T4
Legionella	Na/K/Ca		Free T3
hsCRP
Blood Gases

Respiratory Molecular	Sexual Health Molecular	Sexual Health Immunoassay	Wellness & Other	Toxicology
COVID	CT/NG	HIV	Vitamin D	Opiates
Flu A/B	Syphilis	HCV	PlGF	Meth/Amphetamines
RSV	HCV	HBV	PSA	Barbiturates
Strep A	HBV	Syphilis	bHCG	Benzodiazepines
TB	HIV		Sickle Cell Anemia	Cocaine
Methadone

Qual Immunoassay	Quant Immunoassay	Molecular	Enzyme	Metabolic/Electrochemical

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

A Troponin test measures the levels of Troponin T or Troponin I proteins in the blood. These proteins are released when the heart muscle has been damaged and is an indicator of a heart attack. Troponin tests are generally used, together with an electrocardiogram ("ECG"), in emergency room patients who present with persistent chest pain, unstable angina or other similar symptoms.

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

Our high sensitivity Troponin test is in the development phase. We currently plan to submit for IVDR and 510K review in mid 2024, with potential for faster access to strategic markets such as the UK.

Strep A

Bacteria called Group A Streptococcus (group A strep) can cause many different infections including Strep Throat, Scarlet fever and Rheumatic fever. Rapid POC testing for Strep A is commonly utilized to test individuals with a sore throat (Strep throat or pharyngitis) to see if the underlying cause is Group A Strep, rather than a virus which causes the majority of sore throats. A positive Strep A test indicates whether antibiotics are required and helps prevent spread of infection to others. Rapid Strep A tests can help reduce the utilization of unnecessary antibiotics and help individuals return to work or school sooner.

We are developing a molecular Strep A test which is aimed at achieving high sensitivity results in minutes, without the need for culture confirmation leading to fast and accurate test and treatment of potential Strep A infections. The test will be manufactured on our standard manufacturing equipment with all the low-cost benefits offered.

Our molecular Strep A test is in the feasibility phase and we plan to complete the design and development process to submit a 510(k) to the FDA in H1 2024.

Tuberculosis

Tuberculosis (“TB”) is a potentially serious infectious disease that mainly affects the lungs and is caused by Mycobacterium tuberculosis (“MTB”) bacteria. TB is a large health burden in many countries in Africa, South East Asia and Western Pacific. According to the WHO, over 10 million people become ill with TB each year, and approximately 1.5 million people die annually making it one of the deadliest infectious diseases in the world. Despite the existence of curative therapies for TB, approximately 40% of those living with TB don’t get diagnosed.

We are developing a first in class POC molecular test for TB using a tongue swab. This test has the ability to dramatically increase testing access to high quality molecular TB testing in the world’s highest burden countries as well as the developed world where TB testing is important for immigration, border patrol, incarcerated individuals, and other key populations.

Our TB test utilizes a tongue swab sample, which makes collection easier than the current standard sputum sample. With a turnaround time of less than 15 minutes, our test allows a patient to immediately initiate treatment if they test positive rather than the current model, which requires a sample be sent off to a central lab. Additionally, our testing platform is portable, rugged, and has a battery backup so it can be used in decentralized settings where the majority of patients with suspected TB present for care.

Our TB test is in the development phase and currently being implemented in multiple pre-clinical studies in Africa. We anticipate completing development of the assay and entering our clinical trial by the end of 2023 so that we can submit to the WHO and the FDA in 2024.

HIV Viral Load

A viral load test shows how much of the virus is in the body by measuring how many particles of HIV are in a blood sample. HIV viral load testing can help monitor treatment efficacy. A low viral load indicates that treatment is effective. A high viral load in a person on treatment indicates either that the medication is not being taken properly or that the virus is becoming resistant to the medication. Viral load testing is the gold standard for HIV treatment monitoring. Although routine viral load testing is the standard of care for people living with HIV on antiretroviral therapy in wealthy countries, the cost and complexity of currently available technologies limit availability in resource-poor settings. Rapid and affordable point-of-care tests will greatly simplify and decentralize testing, allowing the rapid return of test results in remote locations.
Our HIV viral load test is in the feasibility phase.

Procalcitonin (“PCT”)

PCT is an acute care biomarker typically used in hospital settings – in particular, the emergency department and the intensive care unit. The test is most commonly used for diagnosis and monitoring of bacterial infections and sepsis. The test is used in all age demographics, including neonates. Our PCT test is in the development phase.

Sodium, Potassium (Na, K)

Sodium (Na) and Potassium (K) are electrolytes which are commonly found in the blood. Sodium is a physiological cation that helps to maintain normal distribution of water throughout the body. A sodium test is useful for assessing acid-base balance, water balance, water intoxication, and dehydration. Potassium carries electrical signals throughout the body. It is critical to the proper functioning of nerve and muscles cells – particularly heart muscle cells. A potassium test is useful for evaluation of electrolyte balance, cardiac arrhythmia, muscular weakness, hepatic encephalopathy, and renal failure. Both tests are particularly important across both primary and secondary care settings. Our Na/K test is currently in the feasibility phase.

Lipids

A lipid panel, also known as a lipid profile or a cholesterol test, is a blood test that measures multiple different types of cholesterol and triglycerides in blood, including Total Cholesterol, Triglycerides, Low-Density Lipoprotein (LDL) and High-Density Lipoprotein (HDL). High cholesterol is often associated with increased risk of heart attack and coronary artery disease. The lipid panel test is a high-volume test, with the United States National Institutes of Health (“NIH”) recommending a lipid panel screen to first occur between the age of 9-11 and repeated every 5 years after until the age of 45 for men, and until the age of 55 for women. The NIH further recommends screening occur every 1-2 years for men aged 45-65, and women aged 55-65. Everybody over the age of 65 should be screened annually with a lipid panel. Our lipid panel is in the concept phase.

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

We have already shown feasibility on a wide range of tests using this molecular technology with our Platform. Currently, we are working on various molecular tests with a focus on infectious diseases, such as HIV and tuberculosis, both of which are being supported by BMGF, and Strep A molecular. Our molecular TB test is designed to be a true POC diagnostic test that is safe and easy to use in remote care settings, with high sensitivity results in minutes. Our molecular Strep A test is designed to enable us to offer a comprehensive portfolio of common respiratory conditions, with the clinical benefits offered by high sensitivity Strep A testing. Our molecular pipeline includes additional tests in sexual health and virology. Upon regulatory approval, authorization, certification or clearance and launch of our molecular tests, we would be the only company providing molecular and non-molecular technologies on the same Instrument.

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

qSTAR technology can amplify highly conserved regions of the SARS-CoV-2 genome that are smaller in size than other molecular technologies, such as a reverse transcription-polymerase chain reaction test (“RT-PCR”). This reduces or eliminates the risk of mutation occurring in the region selected for detection. Therefore, to date the assay detects all major global SARS-CoV-2 variants including Omicron, Omicron B.2, Delta, Gamma, Epsilon, Alpha, and Beta variants.

Fast Lab Solutions

Our Fast Lab Solutions products support high-complexity laboratory testing within brick-and-mortar core laboratories, semi-temporary testing pods, mobile laboratories, and remote self-collection services. The Fast Lab Network improves access to diagnostic testing through strategic placement of laboratories across the United States that can respond to the ever-changing needs of infectious disease testing with scalable capacity and rapid turnaround times. The goal of this network is to deliver laboratory quality results within 24 hours anywhere and provide rapid response to COVID-19 flare-ups/hotspots. In addition, this network was developed to provide immediate infrastructure when needed to respond to COVID-19 variants, along with potential future outbreaks and pandemics.

We have multiple COVID-19 molecular reagent kits commercially available:

1.
SARS-CoV-2 RNA STAR has received an EUA from the FDA. The assay allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 12 minutes.
2.
SARS-CoV-2 RNA STAR Complete has received an EUA from the FDA, was CE Marked, pursuant to a self-certification process in accordance with E.U. regulatory requirements, and was successfully validated by the UKHSA under the CTDA process. The assay utilizes a direct amplification method that combines lysis and amplification in a single step, detecting SARS-CoV-2 nucleic acid in under 20 minutes, without needing to perform any specimen purification or extraction. SARS-CoV-2 RNA STAR Complete provides approximately a two- to four-fold increase of testing throughput over common open molecular systems, allowing laboratories to improve turnaround time of patient results and expand their testing capacity with existing instrumentation. In December 2021, we achieved several FDA EUA updates for RNA STAR Complete molecular reagents including asymptomatic testing, pooling of up to five individuals, and access to 384 well configuration on validated open RT-PCR systems. In addition, through expanded authorization with HealthPulse@Home, we are now able to offer sample collection at home and elsewhere, increasing access to molecular testing. In February 2022, we also achieved MHRA authorization for RNA STAR Complete, enabling us to fulfill customer demand in the United Kingdom for high throughput, high sensitivity and high efficiency testing at events, schools, airports, and other public venues.
3.
SARS-CoV-2 & Flu A/B RNA STAR Complete received an EUA from the FDA, was CE Marked pursuant to a self-certification process in accordance with E.U. regulatory requirements, and was successfully validated by the UKHSA under the CTDA process. This test has an FDA agreed-upon post-authorization clinical evaluation study which, upon completion, will require an update to the labeling to reflect the additional testing.
4.
Dual-Target SARS CoV-2 STAR Complete has been CE Marked pursuant to a self-certification process in accordance with E.U. regulatory requirements and was successfully validated by the UKHSA under the CTDA process. This new molecular lab reagent kit adds the ability to test for two distinct COVID-19 virus genes to our Fast Lab Solutions product line.

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

We are taking a fundamentally different approach by developing a unique microfluidic test strip capable of accommodating all our assays in a single design architecture. Our multiple tests can be manufactured at scale and low cost on a single manufacturing system. In addition, we adopted principles from central lab instruments to design an instrument that accurately and reproducibly controls key operational parameters such as fluidic movement, mixing and signal measurement. The technology behind our test strip, Instrument, and connectivity solutions enables a high performance, high quality POC testing Platform at scale.

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

The Instrument performs its analysis when the test strip with applied sample has been inserted in the Instrument and the sample has reacted with the reagents within the test strip. The Instrument then measures the fluorescence in the read area of the test strip by means of spectrophotometer optics. The Instrument quantifies the amount of analyte present in a sample applied to a test strip using enzyme, immunoassay, molecular or other analytical test principles. The concentration of the analyte in the sample is proportional to the fluorescence detected. The results are displayed on the Instrument touchscreen generally in under 12 minutes. The Instrument provides visual and audible instructions on the Instrument touchscreen to guide the user through the test process. After sample application, the test strip is automatically processed through all stages of the assay including sample movement, sample treatment, reagent interaction, thermal control, assay timing, sample removal and fluorescence measurement reading of the reaction products to provide calibrated qualitative or quantitative assay results. Calibration data for each set of test strips is included in an RFID tag embedded in each box of test strips. For new product launches, the RFID tag also contains the instructions to run new tests.

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

All test strips have certain common design features that allow various assay types to be analyzed, controlled and measured by the Instrument. In addition, the test strips also provide flexibility with regard to internal fluidic/ channel adjustments, enabling adjustments to be made based on the needs of a specific assay, while continuing to be able to interface with the same instrument. In addition, our proprietary manufacturing approach allows all test strips to be produced on a single high speed, high-volume, low-cost manufacturing system. The simple test strip design uses two main components and easy to source materials common across all our tests. The flexible test strip design further allows for multiple test channels to operate independently within the same test strip, thus allowing one test strip to cover multiple parameters and to enable syndromic panel testing. All assays are designed and tested against current laboratory standards.

Our Connectivity Solutions

Our connectivity solutions are designed to ensure easy, secure, transfer of data and can be used with mobile, tablet or personal computers to move data from our Instrument:

•
Connect Manager is our cloud-based service that provides all capabilities to remotely manage and configure Instruments as well as user access. It has provisions to manage quality control policies, simplify workgroups, produce reports and run data analyses. The ability to manage a large-scale implementation of POC instruments through Connect Manager enables a health care system or large procurer to enforce its quality controls policy and effectively manage diagnostic results wherever they are generated in a centralized, controlled manner.
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

Our Amira System

We have also adapted and simplified our actively controlled microfluidic technology and next generation POC testing system for use in non-healthcare settings and applications such as mass screening and home testing. The Amira System uses the same microfluidic strip design and manufacturing process, the same reagents, the same sample management and detection method, and the same workflow as the Platform, but is designed to operate a more targeted menu of tests on a small device and data management system, for self-testing.

This mass screening testing system (the “Amira System”) consists of (i) a small, battery operated, disposable device (the “Amira Analyzer”), (ii) the Amira SARS-CoV-2 Ag test and (iii) a phone/tablet application for test management and reporting for POC use. The value proposition of our Amira System is to provide additional testing opportunities for mass screening applications at schools, universities, work screening and testing in the home.

We completed POC clinical testing and affixed the CE Mark for professional use to the Amira System and the Amira SARS-CoV-2 Ag test, pursuant to a self-certification process in accordance with E.U. regulatory requirements, during H1 2022. Given current market conditions, further development and commercialization of the Amira System is currently on hold.

Market Segments

LumiraDx has a customer focused growth strategy with product roadmaps and partnerships in three key market segments that provide community-based care.

Physician Office/ Retail/ Pharmacy

The physician office, retail, pharmacy market segment is focused on individuals seeking primary care, wellness, urgent care, as well as chronic disease management. It is a rapidly growing segment with individuals looking for faster and more convenient ways to receive their healthcare. The key unmet needs in diagnostic testing are broader menu of tests offered at POC, simplification of POC workflow and instruments, as well as lower cost of ownership. Our three-year product roadmap in this segment includes tests for infectious disease, diabetes, cardiovascular disease, coagulation, and sexual health.

Acute/ Emergency Care

The acute and emergency care market is focused on individuals seeking urgent care for severe and potentially life-threatening conditions. The key unmet needs in diagnostic testing are availability of fast, accurate and easy to use tests at POC, including for cardiac disease, infectious disease, metabolites, and blood gases. Our three-year product roadmap in this segment includes tests for cardiac disease, metabolites, infectious disease, and hospital acquired infections.

Global Health

The global health market segment encompasses testing for TB, HIV, malaria and maternal and childhood care in developing countries, particularly those in sub-Saharan Africa. The key unmet needs in diagnostic testing are the availability of affordable and accurate POC tests to support primary care as well as public health priorities such as TB and HIV management. LumiraDx has worked with The Bill & Melinda Gates Foundation to provide more than 5,000 platforms across Africa. Our three-year product roadmap in this segment includes tests for TB, HIV, malaria, and maternal and childhood care.

Geographic Segments

See Note 5 to our consolidated financial statements included elsewhere in this Annual Report for an analysis of the Company's revenue by country.

Seasonality

We expect that sales of our respiratory testing products will be subject to, and significantly affected by, the seasonal demands of the cold and flu seasons, typically prevalent during the fall and winter. In addition, the SARS-CoV-2 virus may have similar seasonal demands and impacts on our revenues.

Research and Development

We focus our R&D efforts on conceiving and delivering disruptive technologies both at the platform and individual test level. We have invested, and continue to invest, significant time and resources toward improving and expanding our core technologies and tests. We have developed an automated high-speed manufacturing system which can produce a large volume of tests at low cost as well as proprietary technology around our Instrument based on central lab instruments. We are developing a wide variety of new diagnostic tests to be delivered at the POC, with over 30 assays in various stages of development. Our R&D expenses were $130.2 million and $141.6 million for 2021 and 2022, respectively. As of December 31, 2022, we had 413 employees focused on R&D.

We have a strong internal R&D team focused on Platform-specific matters, including development of the Instrument, manufacturing and specific assays, technologies and conditions. We have also done extensive work over the last few years on Instrument and test strip development which generally benefit additional product development and over time reduce the timelines for feasibility and early-stage development, as reflected by the work on our Amira System. Our internal R&D team is highly skilled both technically and scientifically, with many of our employees having advanced degrees in science or engineering.

To allow for additional tests to be developed on our Platform, we may enter into R&D collaboration agreements with diagnostic companies that have capabilities in specific conditions or targets, relationships with key opinion leaders, and/or access to sample banks and testing.

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

Manufacturing

We started our product development with a focus on Platform manufacturability and scalability and built upon this with robust instrument architecture, unique chemistry and low-cost test strip designs. Since our inception through December 31, 2022, we have incurred $127.0 million in capital expenditures related to facilities, manufacturing and other equipment. In 2022, we recorded impairment charges against property, plant and equipment and excess inventory related to lower than expected COVID-19 testing demand and for future product offerings not currently being developed. If actual future results vary from our expected production needs, including if our plans for utilization of the asset change from our current plans, additional impairment charges could be realized.

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

Our primary manufacturing facilities are located in Alloa, Scotland, Motherwell, Scotland, Bathgate, Scotland and San Diego, California. We lease 279,000 square feet across various sites in Scotland and England for R&D, manufacturing, packaging, warehousing and administrative activities. We lease an aggregate of 39,800 square feet in San Diego across two facilities and 30,400 square feet in Waltham for R&D, manufacturing, packaging and administrative activities. In addition, we lease facilities in Austria, Brazil, Colombia, France, Germany, Italy, Japan, Norway, the Netherlands, South Africa, Spain, Sweden, Switzerland, India and the U.K. for R&D, manufacturing, warehousing, sales and administrative activities. As of December 31, 2022, we had 387 employees focused on manufacturing and service delivery.

Our Instrument is manufactured by a contract manufacturer, Flextronics, at its facility in Althofen, Austria with components and assemblies supplied by Flextronics and by outside vendors. Our SARS-CoV-2 RNA STAR molecular test kits are manufactured and packaged at our facility in San Diego, California.

We rely on sole source suppliers for certain components of our products, including materials used in our Instrument, our test strips and our Fast Lab Solutions products. While we generally select global top tier suppliers (based on scale and quality) to help ensure a robust supply chain even for single source materials, there can be no assurance that replacement materials or components will be available or will meet our quality control and performance requirements. We may also have difficulty sourcing raw materials and components, including micro processing or semiconductor chips or capacitors, in a timely fashion in necessary quantities, or these materials and components might not comply with our specifications, which are exacting. The prices for these materials fluctuate, and their available supply may be unstable depending on market conditions and global demand.

Sales and Marketing

As of December 31, 2022, we have 254 employees focused on sales and marketing located in more than 30 countries. We currently have direct sales operations in the United States, most Western European countries, Japan, India, South Africa, Colombia and Brazil. The organization consists primarily of individuals with multiple years of experience in diagnostics, specifically POC testing, with large diagnostic companies, such as Abbott Laboratories, Roche Holding AG and Danaher Corporation, and many others.

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

We primarily face competition in the IVD market from public and private companies such as Abbott Laboratories, Becton, Dickinson and Company, Danaher Corporation, GenMark Diagnostics, Inc., Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, QuidelOrtho Corporation, Roche Diagnostics Corporation, Siemens Healthineers AG, Inc. and many others. For each of our eight available tests, we face competition from other commercially available tests, including:

•
For our SARS-CoV-2 antigen test and SARS-CoV-2 antigen pool test: Lateral flow tests such as Quidel Sofia, BD Veritor Plus System, Abbot BinaxNow COVID-19 Ag Card and others, as well as molecular tests such as Cepheid GeneXpert, Abbott ID NOW and lab-based RT-PCR tests.
•
For our SARS CoV-2 antibody test: Accelerate Diagnostics BioCheck, Assure Rapid Test, SD Biosensor Q Rapid Test, general lateral flow tests and others.
•
For our SARS-CoV-2 & Flu A/B tests: Quidel Sofia, BD Veritor Plus System, Cepheid GeneXpert and others.
•
For our INR test: Roche Coaguchek and others.

•
For our D-Dimer and NT-proBNP tests: Roche Cobas h232, Quidel Triage, Boditech iChroma and others.

•
For our CRP test: Abbott Afinion, Aidian QuickReadGo, and others.
•
For our HbA1c test: Abbott Afinion, Siemens DCA Advantage, and others.

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

A&R Cooperation Agreement

We are a party to a letter agreement with BMGF, originally dated July 17, 2018, which was amended and restated on October 17, 2019 and on July 25, 2022 (as so amended and restated, the “A&R Cooperation Agreement”). We entered into the original agreement in connection with BMGF’s investment of approximately $20.0 million in the Company through its purchase of 5,574,059 series A preferred shares at a price per share of $3.59 per share (on an as-adjusted basis to account for share splits, share dividends, reorganizations, recapitalizations and the like). The first amendment and restatement was entered into in connection with BMGF’s loan to the Company in the amount of $18.0 million. The second amendment and restatement was entered in connection with, and upon completion of, the Private Placement. The A&R Cooperation Agreement provides that the proceeds from the Private Placement shall be used across three separate specified purposes, with slightly more of the proceeds being allocated to our Fast Labs Project than the remaining projects, which are (i) a point of care commercialization project; and (ii) a global health assay development project, each as more particularly described below.

The primary purpose of BMGF’s investments in the Company is to further its charitable purpose of, among other things, accelerating the development of lifesaving and low-cost diagnostics to reduce the burden of diseases in low- and middle-income countries by securing global access commitments in respect of availability and affordability of new, low-cost products and services developed through the use of our capabilities, including in respect of diagnostic tests, integrated POC diagnostic platforms and connected health IT and care solutions.

Under the terms of the A&R Cooperation Agreement, we have agreed to the following global access commitments:

(i)
a point of care commercialization project to support and expand the Company’s existing commitment to partner with health systems for low-income people in certain countries;

(ii)
to utilize and expand our Platform technology to develop certain new global health assays in accordance with a scope of work and target product profile to be agreed between us and BMGF;

(iii)
to utilize Platform technology to develop and commercialize certain of our technologies (referred to as the “Fast Labs Project”);

(iv)
to develop an assay for HIV viral load and the development of a manufacturing, commercialization and distribution strategy for delivery of POC diagnostics within low- and middle-income countries, including the HIV viral load assay (the “HIV Viral Load Assay Development Project”);

(v)
to provide BMGF with an option to continue to provide funding to advance the HIV viral load assay through commercialization and launch, (the “HIV Viral Load Assay Launch Project”);

(vi)
to provide BMGF with the option to fund up to five additional assay projects that would use our Platform (the “Additional Assay Projects”);

(vii)
to provide BMGF with the option to fund a project to accelerate commercialization of the Company’s products in certain specified low- and middle-income countries (with a focus on sub-Saharan Africa);

(viii)
to conduct certain activities in respect of partnering with health systems for low-income people in challenging markets and to use good faith efforts to prioritize development of mutually agreed diagnostics and to pursue registration by the World Health Organization as a provider of tests on the WHO Essential Diagnostics Lists or other diagnostic prequalification activities that support commercialization of the Platform in certain low- and middle-income countries; and

(ix)
to develop a next-generation diagnostic instrument that is low-cost, robust and appropriate for all clinical settings and intended to improve the access of people in low- and middle-income countries to low cost POC diagnostics (the “V7 Diagnostic Instrument”).

In connection with the HIV Viral Load Assay Development Project, HIV Viral Load Assay Launch Project, and any Additional Assay Projects, we have agreed to certain other global access commitments, including maximum pricing and minimum volume commitments (directed at making such products available to low-income people in low- and middle-income countries at an affordable price) for the assays developed pursuant to such projects. In addition, we have agreed to make the V7 Diagnostic Instrument available to serve low-income people in certain low- and middle-income countries at an affordable price.

Subject to certain conditions being met, if BMGF reasonably determines that the Company is unlikely to achieve prices and volumes for the HIV viral load assay that are within 20% of the maximum price and minimum volume commitments described in the target product profile agreed by the parties and a third-party would likely be able to meet such commitments, such third-party may further develop the project and manufacture any resulting products. In such case, to facilitate such development, we would be obligated to either license or transfer our technology to such third-party as needed to enable such third-party’s production, testing, approval and distribution of the HIV viral load assay in the relevant low- and middle-income countries.

In connection with the projects described above, we granted to BMGF (and/or BMGF supported entities) a worldwide, non-exclusive, non-terminable, perpetual, royalty-free license (with rights to sublicense) to the products, technologies, materials, processes, and other intellectual property and intellectual property rights developed in connection with such projects and our background intellectual property that covers or is used in our Platform’s technology and/or such projects to further develop the projects and manufacture any resulting products in a manner consistent with BMGF’s charitable purpose (the “Global Health License”). BMGF has agreed not to exercise its rights under the Global Health License until one of the following “Trigger Events” occurs; (i) a Charitability Default (described below) or (ii) we institute certain bankruptcy, insolvency or similar proceedings or we cease to conduct business in the ordinary course or are no longer a going concern.

In connection with the exercise of the licenses described above, we have agreed to take further actions, including technology transfer as would be commercially reasonable industry practice at the time to accommodate that BMGF, its sublicensees or the relevant BMGF-supported entity can effectively exercise such license and use the related technology and manufacture the relevant products.

A Charitability Default occurs if we (i) materially breach the global access commitments, which includes the failure to conduct the projects as described in the A&R Cooperation Agreement, (ii) misuse the proceeds provided by BMGF, or (iii) fail to comply with certain U.S. legal obligations. Upon written notice by either party that a Charitability Default has occurred, we have a 120-day cure period. If we fail to cure the default, at BMGF’s request we are obligated to (a) redeem (or cause a third-party to purchase) all of our securities that BMGF owns, and (b) pay to BMGF the entire unpaid principal and accrued and unpaid interest on any outstanding loans from BMGF.

BMGF is entitled to appoint one director to our board of directors and to designate one person to attend all meetings of the board of directors in an observer capacity and receive all documents and materials that are provided to each director. BMGF’s previous board appointee, Amit Thakker, M.D., resigned from our board of directors with effect from April 30, 2021. Dr. Thakker’s resignation was not due to any disagreement with LumiraDx, CAH or any matters relating to the Company’s operations, policies or practices. BMGF has not exercised its right to appoint a replacement director, but retains its right to do so.

Feasibility Grant

We are also a party to a grant agreement with BMGF dated November 5, 2019 (as amended from time to time, the “BMGF Grant Agreement”), which sets out the terms for us to carry out the Additional Assay Projects described in the A&R Cooperation Agreement. The purpose of the project is to accelerate the development and feasibility assessment of POC diagnostic tests, including a low-cost active tuberculosis test, sickle cell disease test, and three tests for use in maternal and antenatal care. We have agreed to conduct and manage the project in a manner that is consistent with our commitment to disseminate knowledge and information relating to the project and increase availability and accessibility of POC diagnostic tests. Under the terms of the BMGF Grant Agreement, BMGF has agreed to grant us up to $12.05 million. No more than 20% of the proceeds may be used for activities in the United States, including travel to and from the United States. Any funds not used during the course of BMGF Grant Agreement may be reallocated to other feasibility activities. Should any individuals receive compensation paid in whole or in part from the grant proceeds in return for their work on the project, we will track and record the actual time worked by these individuals. We are required to apprise BMGF of our progress against the targets and/or milestones mentioned above.

COVID-19 Support Grant

In October 2020, BMGF, with support from Strive Masiyawa, The Rockefeller Foundation and Mastercard Inc., agreed to provide additional grant funding to secure access to a significant number of Instruments and test strips for supply into low- and middle-income countries (the “BMGF-COVID-19 Support Grant”). These Instruments and SARS-CoV-2 antigen tests were subsidized by BMGF for deployment in Africa from the third quarter of 2020 to first quarter of 2021. The grant includes an initial commercial implementation plan for roll out in selected countries in Africa. Additional support would be provided by selected procurement partners. The grant includes a similar global access commitment as other earlier grants entered into. In March 2021, BMGF provided an additional grant to secure access to additional SARS-CoV-2 testing so low- and middle-income countries (which have received instruments) can continue testing at a subsidized rate by the BMGF.

Manufacturing Support Grant

In November 2020, BMGF agreed to provide an additional grant to secure access to our strip manufacturing capacity (the “BMGF-Manufacturing Support Grant”). The grant provided BMGF access to a maximum volume of 50 million strips for 2021 and 150 million strips per year from 2022 for distribution and sale in low- and middle-income countries, with flexibility in product mix as forecasted on a quarterly basis. Any test strips and Instruments not covered under the quarterly forecasts or not ordered shall no longer be required to be supplied Instruments to low- and middle-income countries. Test strips and Instruments would be made available at affordable pricing as agreed between the parties.

Molecular TB Grant

In November 2022, BMGF agreed to provide an additional grant of approximately $10.2 million to fund ongoing development of our POC molecular TB test. No more than 20% of the proceeds may be used for activities in the United States, including travel to and from the United States. The grant includes a similar global access commitment as other earlier grants entered into.

BMGF Unsecured Loan

We have borrowed $18.0 million from BMGF pursuant to the BMGF Unsecured Loan.

CVS Exclusivity Agreement

On August 3, 2018, we entered into an agreement with CVS (the “CVS Exclusivity Agreement”), pursuant to which we granted to CVS the exclusive right to purchase and use our Platform (or any components thereof, including the embedded software) in medical clinics located in retail stores and retail pharmacy businesses (the “Exclusive Field”) in the United States and its territories (the “Territory”). Such exclusivity continues until one year following the date on which we provide to CVS notice that: (i) we have launched at least one of specified products listed in the CVS Exclusivity Agreement, which does not include COVID-19 tests, for use with our Platform; (ii) all regulatory approvals have been obtained to perform and commercialize the relevant product(s), and (iii) we are in a position to supply commercially reasonable quantities of the Platform under mutually agreed supply and quality agreements (the “Exclusivity Period”). We have not yet provided such notice to CVS.

We have agreed to use our commercially reasonable efforts to obtain the regulatory approvals (on a CLlA-waived basis) required for the commercialization of several of the products listed in the CVS Exclusivity Agreement in the Exclusive Field in the Territory within the first 24 months from August 2018. Due to the onset of the COVID-19 pandemic, our primary focus has been on obtaining the approvals required to commercialize our COVID-19 tests and our other research and development programs have experienced delays. Therefore, obtaining certain of the approvals set out in the CVS Exclusivity Agreement will be delayed.

Prior to the launch of the first commercial supply of products to CVS, we and CVS are obligated to negotiate in good faith the terms of a supply agreement and quality agreement. The supply agreement will grant CVS a license to sell and provide commercial testing services to its customers using the Platform in the Exclusive Field and non-Exclusive Field (i.e., home services for infusion and home dialysis) in the Territory. Such license will expire at the end of the Term (as defined below). We retain ownership of all intellectual property developed under the CVS Exclusivity Agreement, including rights in any new features and functionality developed for the Platform, as well as all regulatory filings that relate to the Platform.

The CVS Exclusivity Agreement will expire at the end of the Exclusivity Period (the “Term”), unless earlier terminated. CVS may terminate the agreement at any time by providing us with written notice. The CVS Exclusivity Agreement may also be terminated by either party: (i) if the other party materially defaults in the performance of its duties, subject to a 90-day cure period; (ii) if there is a material breach of the agreement or the supply agreement that cannot be cured; (iii) if the other party becomes insolvent; or (iv) if there is a force majeure event and the other party cannot perform its duties under the agreement within three months of the event.

CVS Purchase Agreement

On August 14, 2020, we entered into a purchase agreement with CVS (the “CVS Purchase Agreement”) pursuant to which we committed to make a minimum monthly quantity of our Instrument and SARS-CoV-2 test strips, as well as ancillary equipment such as collection supplies necessary to administer the SARS-CoV-2 antigen and antibody tests, available to CVS in the United States. Our initial minimum monthly commitment to CVS was a significant portion of our supply through to the end of 2020. CVS was not obligated to make any minimum purchases under the CVS Purchase Agreement. In January 2022, we extended this agreement until December 31, 2022. The CVS Purchase Agreement expired on December 31, 2022, and since that date purchases have been on a purchase order basis.

Flextronics—Manufacturing Services Agreement

On October 18, 2017, we entered into a manufacturing services agreement (the “MSA”), with Flextronics, pursuant to which Flextronics has agreed to perform manufacturing, assembling and testing services, and to procure and supply the relevant materials, for the production of our Instrument.

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

NHS Arrangement

Since September 2020, we have provided our POC SARS-CoV-2 antigen tests to the NHS in the United Kingdom. Under our agreement, the NHS has the right to make reoccurring purchases of our SARS-CoV-2 antigen tests based on their needs and requirements. Beginning March 31, 2022, the purchasing transitioned from DHSC to individual NHS units and departments who are able to continue to purchase all approved LumiraDx products.

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

The patent positions for diagnostic companies like ours are generally uncertain and can involve complex legal, scientific and factual issues (see, for example, the section of this Annual Report titled “Item 3.D. Risk Factors—Intellectual Property Risks Related to Our Business”). In addition, the regional or national patent offices worldwide can require the scope of claims pending in a patent application to be significantly reduced or otherwise changed in order to obtain grant of a patent; and the scope, meaning, validity, and/or enforceability of granted claims can be challenged in a variety of proceedings. As a result, we cannot guarantee that any of our Platform technologies, including our Instrument, test strips, and clinical assay products will be protected or remain protectable by enforceable patents. We cannot predict whether any particular patent application that we are currently pursuing in any particular jurisdiction will be granted as a patent or whether the claims of any patents we obtain will sufficiently exclude competitors from making, using, or selling our inventions. Nor can we guarantee that third parties will not circumvent our patent claims by designing around them.

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

As of December 31, 2022, our patent estate includes at least 18 U.S. patents, at least 100 foreign patents, 13 pending U.S. non-provisional patent applications, two pending PCT patent applications, at least 50 pending foreign patent applications, and 4 pending U.S. provisional applications relating to our Platform technologies, clinical assays, Amira System, and related technologies, for example, assay formats or protocols that we may implement on our test strips. The patents and patent applications in eight separate patent families are discussed in more detail below and relate to more current aspects of our Platform technologies, our clinical assays, and our Amira System. Some of these patent families are still at an early stage of examination or have not yet received substantive examination.

We own at least five families of patent applications, at different stages of filing and prosecution, directed to our Platform technologies, that seek to protect various aspects of our Instrument, test strips, and other technologies generally applicable to our various strip assays. The first patent family has a granted U.S. patent, two granted European patents (each of which has been validated at least in the U.K., Germany, France, Ireland, and Italy), and granted patents in Australia, Argentina, China, Israel, Korea, Hong Kong , Russia, Mexico, Singapore, and South Africa, and applications pending in the U.S., Canada, and a number of countries in Asia. The claims in this patent family are directed to various aspects of our Instrument and test strips. The term of the validated patents will expire, and the term of any patents granted on the pending applications would expire, in 2037, in each case subject to the timely payment of the requisite annuities or other renewal fees. A second patent family contains a U.S. application, and regional or national applications in Canada, China, Europe and Japan that contain claims directed to certain aspects of the magnetic capture technologies implemented in our Instrument. The terms of any patents resulting from such regional or national stage applications would expire in 2039, in each case subject to the timely payment of the requisite annuities or other renewal fees. A third patent family contains pending, Taiwanese and U.S. patent applications and regional or national applications in Australia, Brazil, Canada, China, Europe, Japan, Korea directed to additional features of our Instrument and test strip technologies, including specific embodiments of our SARS-CoV-2 tests. The terms of any patents resulting from the regional or national stage applications would expire in 2041, in each case subject to the timely payment of the requisite annuities or other renewal fees. A fourth patent family directed to our STAR nucleic acid amplification system has a granted European patent (validated in the U.K., Germany, Ireland, France, Italy, Spain and the Netherlands) which is under opposition, and granted patents in Australia, China, Hong Kong, Japan, Korea, Singapore, Taiwan, South Africa and Russia and pending applications in the U.S., Argentina, Canada, and Brazil. The term of the patents will expire, and the term of any patents granted from the pending patent applications would expire, in 2037, in each case subject to the timely payment of the requisite annuities or other renewal fees. A fifth patent family directed to our qSTAR nucleic acid amplification system has a granted patent in Europe (validated in Germany, France, Ireland, Italy, Spain, Switzerland and the U.K.), granted patents in Hong Kong, Japan and South Africa, and patent applications pending in the U.S., Canada, South America, and countries in Asia. The term of these patents and any patents granted from these applications would expire in 2039, in each case subject to the timely payment of the requisite annuities or other renewal fees. We plan to seek patent protection for other aspects of our Platform technologies as they are developed.

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

Family No.	Patent/Application and Status	Exemplary Subject Matter and Scope(1)	Expiration(2)
1	Granted European patents validated in France, Germany, Italy, Ireland, & U.K. and others; granted patents in Australia, Argentina, China, Israel, Korea, Russia, South Africa, U.S., Hong Kong, Mexico, Singapore Pending patent applications: Brazil, Canada, Japan, Taiwan, U.S., and others	Assay system containing improved microfluidic cartridge and reader, and associated assay method – machine and method of use	2037
2	Pending patent applications: Canada, China, Europe, Japan, U.S.	Improved magnetic capture assembly for use in reader, associated reader and assay method – machine and method of use	2039
3	Pending patent applications: Australia, Brazil, Canada, China, Europe, Japan, Korea, U.S., U.K. and Taiwan	Improved assay methods and related cartridges (e.g., assays and cartridges for performing SARS-CoV-2 antigen or antibody tests) – method of use and article of manufacture	2041
4	Granted European patent(3) validated in France, Germany, U.K., Ireland, Italy, Spain, Switzerland, and the Netherlands; granted patents in Australia, China, Hong Kong, Japan, Korea, Russia, Singapore, South Africa and Taiwan Pending patent applications: Argentina, Brazil, Canada, Mexico, U.S, and others	STAR amplification – method of use	2037
5	Granted European patent validated in France, Germany, U.K., Ireland, Italy, Spain, and Switzerland; granted patents in Hong Kong, Japan, and South Africa Pending patent applications: Argentina, Brazil, Canada, China, Taiwan, and U.S.	qSTAR amplification – method of use	2039
6	Pending patent applications: Canada, China, Europe, Japan, and U.S.	Kinetic assay for detecting an analyte such as an enzyme (e.g., PT/INR kinetic assay) and related cartridge – method of use and article of manufacture	2039
7	Pending patent applications: Europe and U.S.	HbA1c Assays	2039
8	Pending patent applications: PCT application	Amira System – method of use and article of manufacture	2041

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

The key U.S. and E.U. regulations that are applicable to our business are discussed in more detail below. Whether or not we obtain FDA clearance or approval or are entitled to affix the CE Mark to a product, we must obtain the requisite approvals, authorizations or certifications, as applicable, from regulatory authorities in foreign countries prior to the use of a diagnostic or other product in those countries. The requirements and processes governing patient consents, product registration and pricing vary from country to country.

U.S. Regulation

Our business is subject to and impacted by extensive and frequently changing laws and regulations in the United States at both the federal and state levels. These laws and regulations include those particular to our business and laws and regulations relating to conducting business generally. We also are subject to inspections and audits by governmental agencies. Set forth below are highlights of the key U.S. regulatory schemes applicable to our business.

In the United States, medical devices, including IVDs, are subject to extensive regulation by the FDA, under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, labeling, storage, premarket clearance or approval, advertising and promotion, reporting, and product sales and distribution. To be commercially distributed in the U.S., medical devices must receive from the FDA prior to marketing, unless subject to an exemption, either approval of a PMA (for most Class III devices), clearance of a 510(k) premarket notification or classification pursuant to a de novo submission.

IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs.

Emergency Use Authorizations

The Secretary of Health and Human Services may authorize unapproved medical products, including IVDs, to be marketed in the context of an actual or potential emergency that has been designated by the government. The COVID-19 pandemic was designated such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of, and the FDA Commissioner may issue EUAs for the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product specific. For unapproved products authorized under an EUA, including our SARS-CoV-2 antigen test, such conditions on authorization include, to the extent practicable given the applicable circumstances described in an EUA declaration, the obligation to provide facts sheets for healthcare providers administering the product and product recipients, adverse event monitoring and reporting, and recordkeeping and reporting requirements by product manufacturers. The FDA may also establish additional discretionary conditions of authorization that the FDA deems necessary or appropriate to protect the public health, including conditions and restrictions related to product distribution and product administration and conditions with respect to data collection and analysis concerning the safety and effectiveness of the product. For example, the EUA for our SARS-CoV-2 antigen test contains as conditions of authorization, among other requirements, the requirement that we track adverse events, including any occurrence of false reports and to report such occurrences to the FDA, the requirement that we complete a real-time stability study for the test and to notify the FDA of the testing results as they become available until completion of the study, and the requirement that we complete flex studies for the product within four months of the date the EUA was granted. An EUA terminates when the emergency determination underlying the EUA terminates. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. The FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

Recently, President Biden announced that the administration intends to end the COVID-19 public health emergency on May 11, 2023. In March 2023, the FDA issued a Transition Plan related to COVID-19 which, among other things, provides a 180-day transition period for manufacturers to complete marketing submissions (e.g., 510(k), de novo or PMA) prior to the date that an EUA termination becomes effective. After the 180 days, a manufacturer may continue to market its device while the application is pending, provided that the FDA has accepted the application for substantive review prior to the end of the 180-day period and the FDA has not taken a final action on the marketing submission. Manufacturers will be expected to comply with all regulatory requirements at the end of the 180-day period, even if their marketing applications are still pending.

In the United States, the National Institutes of Health (NIH) Rapid Acceleration of Diagnostics (RADx) Tech program has established ITAP in order to accelerate regulatory review and availability of high-quality, accurate, and reliable diagnostic tests. We are working with ITAP to submit an EUA for our SARS-CoV-2 & Flu A/B test.

FDA Premarket Clearance and Approval Requirements

The FDCA classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Many Class I devices are exempt from the FDA premarket review requirements. Class II devices, including some software products to the extent that they qualify as a device, are deemed to be moderate risk, and generally require clearance through the premarket notification, or 510(k), process in order to be commercially distributed. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices typically require approval of a PMA by the FDA before they are marketed. A clinical study is almost always required to support a PMA application and is sometimes required for 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements. Devices that are exempt from the FDA premarket review requirements must nonetheless comply with general post-market controls as described below, unless the FDA has chosen to exercise enforcement discretion and not regulate them.

510(k) Clearance Pathway

To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is “substantially equivalent” to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. The FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of product.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days before the FDA will proceed with additional review of the submission. Once the 510(k) submission is accepted for review, by regulation, the FDA has 90 calendar days to review and issue a determination. As a practical matter, clearance often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process. If the FDA determines that the information provided in a 510(k) is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that needs to be provided so that the FDA may complete its evaluation of substantial equivalence, and such information may be provided to the 510(k) within the time allotted by the FDA or in a new 510(k) should the original 510(k) have been withdrawn.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

De Novo Pathway

For novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, a manufacturer may request a risk-based classification determination for the device in accordance with the “de novo” classification process. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls, which often include labeling and other restrictions, that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request for classification. When the FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification. The de novo route is less burdensome than the PMA process. The de novo route has been used for many IVD products.

PMA Pathway

Class III devices require PMA approval before they can be marketed. The PMA pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive preclinical study and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of its PMA review process, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation (“QSR”) requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

Post-Market Regulation

After a device, including a device exempt from FDA premarket review, is placed on the market, numerous regulatory requirements apply. These include establishment registration and device listing, the QSR, labeling regulations and prohibitions against the promotion of investigational products or “off-label” uses of cleared or approved products, clearance or approval of product modifications to 510(k)-cleared devices, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), the Reports of Corrections and Removals regulation (which requires manufacturers to report product removals and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA), and post-market surveillance activities and regulations.

Additionally, the manufacturing facilities may be subject to periodic unannounced inspections by government authorities to ensure compliance with QSR and other laws. QSR governs the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities.

Promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In general, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

The FDA has broad regulatory compliance and enforcement powers. If the FDA finds a violation, it can institute a wide variety of compliance or enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions and civil penalties; recall or seizure of products; operating restrictions and partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; reclassifying devices subject to 510(k) clearance; withdrawing PMAs already granted; and criminal prosecution.

Clinical Laboratory Improvements Amendments

Our IVD devices also are subject to the CLIA and its implementing regulations in the United States, which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. A laboratory is broadly defined to include any facility that performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. The regulations promulgated under CLIA establish three levels of IVD tests: (i) waived; (ii) moderately complex; and (iii) highly complex. When a test is categorized as waived, it may be performed by laboratories that have a Certificate of Waiver.

Tests that are waived by the CLIA regulations are automatically categorized as waived following 510(k) clearance or PMA approval. Otherwise, following clearance or approval, the FDA will classify the IVD in accordance with the CLIA regulations. Manufacturers of clinical laboratory test systems, such as IVDs, that are categorized as moderate complexity according to the CLIA categorization criteria may request categorization of the text as waived through a CLIA Waiver by Application submission to the FDA. Waived tests are simple laboratory examinations and procedures that have an insignificant risk of an erroneous result, including those that (i) employ methodologies that are so simple and accurate as to render the likelihood of erroneous results negligible or (ii) the FDA has determined pose no reasonable risk of harm to patients if the examinations or procedures are performed incorrectly. These tests are waived from regulatory oversight of the user other than the requirement to follow the manufacturer’s labeling and directions for use. Further, when the FDA authorizes tests for use at the POC under an EUA, such tests are deemed to be CLIA-waived tests. As such, such tests can be performed in a patient care setting that is qualified to have the test performed there as a result of operating under a CLIA Certificate of Waiver for the duration of the emergency declaration.

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

United States Federal and State Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Department of Justice (“DOJ”), and individual U.S. Attorney offices within the DOJ, and state and local governments. We also may be subject to foreign fraud and abuse or similar laws.

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

The U.S. federal Physician Payments Sunshine Act created under the ACA, and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to direct or indirect payments or other transfers of value made to U.S.-licensed physicians defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physicians assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

In addition, in the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. These reform initiatives may, among other things, result in modifications to the aforementioned laws and/or the implementation of new laws affecting the healthcare industry.

European Regulation

Sales of IVDs in the EEA are subject to the E.U. regulatory framework. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Set forth below are highlights of the key E.U. regulatory schemes applicable to our business.

European Conformity Marking and Certifications

In order to place an IVD, or an accessory to an IVD, on the market in the EEA, the device must be designed, developed, manufactured, and marketed in compliance with the relevant legal framework.

On May 26, 2022, the IVDR entered into application, repealing and replacing the Directive on In-Vitro Diagnostic Devices (98/79/EC) (the “Directive”). The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs must comply with the General Safety and Performance Requirements (“GSPRs”) set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE Mark to IVDs, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE Mark, IVD manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. The IVDR introduces new classification rules based on the Global Harmonization Task Force System with four risk-based classes – Class A (lowest), Class B, Class C and Class D (highest risk). Apart from IVDs with low individual and public health risk (Class A non-sterile), in relation to which the manufacturer may issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the IVD. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the IVD, its manufacturer and their conformity with the GSPRs. This CE Certificate of Conformity and the related conformity assessment process entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of IVDs and their manufacturers with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed, (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (iii) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market, it remains subject to significant regulatory requirements.

The IVDR provides a transitional provision. Accordingly, IVDs which are the subject of a valid CE Certificate of Conformity issued under the IVDD prior to 26 May 2022 can continue to be placed on the market or put into service until 26 May 2025. IVDs for which a Declaration of Conformity was issued under the IVDD prior to 26 May 2022 based on a self-assessment but which will be up-classed and require the involvement of a Notified Body under the IVDR for the first time, can continue to be placed on the market until the following dates:

•
high individual risk and high public health risk products (Class D): 26 May 2025;

•
high individual risk and/or moderate public health risk products (Class C): 26 May 2026;

•
moderate individual risk and/or low public health risk (Class B): 26 May 2027;

•
low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 26 May 2027.

IVD manufacturers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from 26 May 2022 in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

In accordance with the transitional provisions provided in the IVDR, IVDs placed on the EEA market before 26 May 2022 in compliance with the IVDD may continue to be supplied until 26 May 2025. IVDs placed on the EEA market from 26 May 2022, in accordance with the transitional provision above, may continue to be supplied for an additional year after the deadline for placing on the market.

IVDs placed on the EEA market in accordance with the IVDD were subject to a similar process. IVD manufacturers were required to comply with the Essential Requirements laid down in Annex I to the IVDD. Compliance with these requirements entitled manufacturers to affix the CE Mark on products, without which they cannot be placed on the E.U. market. To demonstrate compliance with the Essential Requirements laid down in Annex I to the IVDD and obtain the right to affix the CE Mark, IVD manufacturers had to undergo a conformity assessment procedure, varying according to the type of IVDs. The IVDD grouped IVDs into four categories based on the risks associated with relative dangers to public health and / or patient treatment by an IVD failing to perform as intended:

•
General IVDs;

•
IVDs for self-testing;

•
IVDs falling within the scope of Annex II, List A:

o
reagents and reagent products, including related calibrators and control materials, for determining the following blood groups: ABO system, rhesus (C, c, D, E, e), or anti-Kell; and

o
reagents and reagent products, including related calibrators and control materials, for the detection, confirmation and quantification in human specimens of markers of human immunodeficiency virus, or HIV, infection (HIV 1 and 2), human T-lymphotropic virus I and II, and hepatitis B, C and D.

•
IVDs falling within the scope of Annex II, List B:

o
reagents and reagent products, including related calibrators and control materials, for determining the following blood groups: anti-Duffy and anti-Kidd;

o
reagents and reagent products, including related calibrators and control materials, for determining irregular anti-erythrocyte antibodies;

o
reagents and reagent products, including related calibrators and control materials, for the detection and quantification in human samples of the following congenital infections: rubella, toxoplasmosis;

o
reagents and reagent products, including related calibrators and control materials, for diagnosing the following hereditary disease: phenylketonuria;

o
reagents and reagent products, including related calibrators and control materials, for determining the following human infections: cytomegalovirus, chlamydia;

o
reagents and reagent products, including related calibrators and control materials, for determining the following human leukocyte antigen tissue groups: DR, A, B;

o
reagents and reagent products, including related calibrators and control materials, for determining the following tumoral marker: prostate-specific antigen;

o
reagents and reagent products, including related calibrators, control materials and software, designed specifically for evaluating the risk of trisomy 21; and

o
the following device for self-diagnosis, including its related calibrators and control materials: device for the measurement of blood sugar.

Following determination of the appropriate category for an IVD, manufacturers were required to follow the related conformity assessment procedures laid down in Article 9 of the IVDD.

For general IVDs, a self-assessment process in accordance with Annex III of the IVDD and a related Declaration of Conformity by the manufacturer prior to affixing the CE Mark was sufficient. In the Declaration of Conformity, the manufacturer certified that its product complies with the Essential Requirements provided for in Annex I to the IVDD.

For IVDs for self-testing and those falling within List A or B of Annex II to the IVD, a Notified Body must undertake an assessment of the conformity of the manufacturer and/or the device with the applicable provisions of the IVDD.

The Notified Body would commonly audit and examine a product Technical File and the quality management system for the manufacture, design, and final inspection of a medical device before issuing a CE Certificate of Conformity demonstrating compliance with the requirements of the IVDD. Following the issuance of a CE Certificate of Conformity, manufacturers could draw up the Declaration of Conformity and affix the CE Mark to the products covered by the CE Certificate of Conformity and the Declaration of Conformity.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom, was subject to a transition period until December 31, 2020 ( the “Transition Period”), during which European Union rules continued to apply. The United Kingdom and the European Union have signed the TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the European Union and the United Kingdom in relation to goods. The TCA does not, however, specifically address IVDs. Among the changes that occur are that Great Britain (“GB”) (England, Scotland and Wales) is treated as a “third country,” a country that is not a member of the European Union and whose citizens do not enjoy the European Union right to free movement. Northern Ireland will continue to follow many aspects of the European Union regulatory rules, particularly in relation to trade in goods, and including the IVDR. In light of the fact that the CE Marking process is set out in E.U. law, which no longer applies in the United Kingdom, the United Kingdom has devised a new route to market culminating in a UKCA Mark to replace the CE Mark. Northern Ireland will, however, continue to be covered by the regulations governing CE Marks. CE Marking will continue to be recognized in G.B. for medical devices until June 30, 2023, following which the UKCA Mark will be required for a medical device or IVD medical device to be placed on the market G.B. IVDR will not apply in G.B. and it remains uncertain at present how the U.K. regulatory regime will change in the future and the extent to which it will diverge from E.U. regulations.

Data Privacy in the European Union and the United Kingdom

The collection and use of personal health data in the EEA are governed by the GDPR, which entered into application on May 25, 2018. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements, and creates direct obligations on service providers acting as processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the E.U. Member States and Norway, Iceland and Liechtenstein may result in fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR.

In addition, further to the United Kingdom’s exit from the European Union on January 31, 2020, the GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the United Kingdom’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into U.K. law (referred to as the “U.K. GDPR”). The U.K. GDPR and the U.K. DPA

set out the United Kingdom’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the U.K. GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the European Union and the United Kingdom to continue without additional requirements. However, the U.K. adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and remains under review by the European Commission during this period. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

European Fraud and Abuse Laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the Bribery Act 2010, a bribe occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature.

Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws. Failure to comply with the United Kingdom’s Bribery Act, and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Coverage, Pricing, and Reimbursement

In the United States, European Union, and other markets, patients who seek diagnostic services and the providers performing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Accordingly, even if a medical product is authorized for marketing in a given jurisdiction, sales of such products will depend, in significant part, upon the extent to which coverage and reimbursement is provided by third-party payors. In the United States, this includes government healthcare programs such as Medicare and Medicaid, commercial health insurers, managed care organizations, and other payors.

In the United States, no uniform policy of coverage and reimbursement for medical products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Whether a medical product is covered, and at what price, is determined by each payor’s coverage, reimbursement and payment criteria. For example, Medicare provides coverage for items or services that are reasonable and necessary for the diagnosis of an illness, including medically necessary clinical diagnostic laboratory tests. Medicaid provides mandatory coverage for laboratory services and optional coverage (subject to state discretion) for other diagnostic services. A decision by a payor not to cover any of the IVDs we develop could reduce utilization of such products once authorized for marketing and have a material adverse effect on our sales, results of operations, and financial condition. Further, one payor’s determination to provide coverage for a product or services does not assure that such coverage will continue or that other payors will also provide coverage.

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

C. Organizational Structure

LumiraDx was incorporated on August 24, 2016. The following table sets forth each of our principal subsidiaries as of December 31, 2022, the countries of organization and the percentage ownership and voting interest held by us (directly or indirectly through our subsidiaries).

Principal Subsidiaries
			PROPORTION OF EQUITY SHARES HELD BY COMPANY
NAME	COUNTRY OF INCORPORATION AND RESIDENCE	NATURE OF BUSINESS	2021	2022
LumiraDx Brazil Holdings Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Healthcare Ltda	Brazil	Distributor of medical diagnostics	98%	98%
LumiraDx Colombia Holdings Limited	United Kingdom	Holding Company	81%	81%
Lumira SAS	Colombia	Distributor of medical diagnostics	100% *	100% *
LumiraDx SAS	France	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Germany	Distributor of medical diagnostics	100%	100%
LumiraDx AB	Sweden	Distributor of medical diagnostics	100%	100%
LumiraDx UK Limited	United Kingdom	Manufacture and distribution of medical diagnostics	100%	100%
LKM Innovations Limited	United Kingdom	Research and development	100%	100%
LumiraDx Ltd.	United Kingdom	Distributor of medical diagnostics	100%	100%
LumiraDx Group Limited	United Kingdom	Holding Company	100%	100%
LumiraDx International Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Investment Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Care Solutions UK Limited	United Kingdom	Healthcare IT and services	100%	100%
LumiraDx, Inc	United States	Research and development and distributor of medical diagnostics	100%	100%
ACS Acquisition LLC	United States	Healthcare IT and services	100%	100%
LumiraDx Healthcare LLC	United States	Healthcare IT and services	100%	100%
Biomedical Service S.r.l.	Italy	Distributor of medical diagnostics	100%	100%
LumiraDx AS	Norway	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Austria	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Switzerland	Distributor of medical diagnostics	100%	100%
LumiraDx Japan Co. Ltd.	Japan	Distributor of medical diagnostics	100%	100%
LumiraDx Oy	Finland	Distributor of medical diagnostics	100%	100%
LumiraDx A/S	Denmark	Distributor of medical diagnostics	100%	100%
LumiraDx Healthcare S.L.	Spain	Distributor of medical diagnostics	100%	100%
SureSensors Ltd.	United Kingdom	Developer and manufacturer of medical diagnostics	100%	100%
LumiraDx (Pty) Limited	South Africa	Distributor of medical diagnostics	100%	100%
LumiraDx B.V.	Netherlands	Distributor of medical diagnostics	100%	100%
LumiraDx Benelux B.V.	Netherlands	Distributor of medical diagnostics	100%	100%
LumiraDx Limited	Ireland	Distributor of medical diagnostics	100%	100%
LumiraDx Healthcare Private Limited	India	Distributor of medical diagnostics	100%	100%
CA Healthcare Acquisition Corp.	United States	Holding Company	100%	100%

*—LumiraDx Colombia Holdings Limited holds 100% of the equity shares of LumiraDx SAS

D. Property, Plants and Equipment

We lease all of our facilities. Our main R&D and manufacturing operations are located in Alloa, Scotland, Stirling, Scotland, Motherwell, Scotland, Bathgate, Scotland, San Diego, California and Waltham, Massachusetts. We lease 279,000 square feet across various sites in Scotland and England for R&D, manufacturing, packaging, warehousing and administrative activities. We lease an aggregate of 39,800 square feet in San Diego across two facilities and 30,400 square feet in Waltham for R&D, manufacturing, packaging and administrative activities.

In addition, we lease facilities in Austria, Brazil, Colombia, France, Germany, Italy, Japan, Norway, the Netherlands, South Africa, Spain, Sweden, Switzerland, India and the U.K. for R&D, manufacturing, warehousing, sales and administrative activities. Lease terms generally vary between one and ten years.

The following table outlines our material manufacturing facilities:

Facility location	Approx. size (sq. ft.)	Lease expiration
Alloa, Scotland	23,142	May 5, 2032
Motherwell, Scotland	41,568	September 1, 2040
San Diego, California	24,200	June 3, 2026
San Diego, California	15,565	August 31, 2024

In 2022, we recorded an impairment charge against property, plant and equipment related to lower than expected COVID-19 testing demand and for future product offerings not currently being developed. We evaluated our available manufacturing capacity for Platform test strips with both in service production lines and production lines acquired but not yet in service. If actual future results vary from our expected production needs, including if our plans for utilization of the asset change from our current plans, additional impairment charges could be realized.

Environment, Health and Safety

Our research and development and manufacturing activities take place in our facilities in Alloa, Scotland, Stirling, Scotland, Motherwell, Scotland, Bathgate, Scotland, San Diego, California and Waltham, Massachusetts. For these activities we have obtained the necessary environmental and biohazard permits from the responsible governments. For additional information please see the section of this Annual Report titled “Item 3.D.—Risk Factors—Risks Related to Our Business and Industry.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this section “we,” “us” and “our” refer to LumiraDx. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors.” References to the number of shares or options issued by LumiraDx in this section shall be to the number of shares or options issued at December 31, 2022.

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the fiscal year ended December 31, 2020 was included in our

Annual Report on Form 20-F (File No. 001-40852), filed with the SEC on April 13, 2022, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Overview

We are a next-generation POC diagnostic company addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, with a broad menu of tests that can be performed on a single instrument and a low cost of ownership. Our Platform is an integrated system comprised of a small, versatile Instrument; precise, low-cost actively controlled microfluidic test strips; and seamless, secure digital connectivity. We currently have 12 diagnostic tests that have received regulatory approval, authorization, certification or clearance for use on our Platform and a broad menu of tests in our long-term development plan. Our Platform is designed to simplify, scale-down, and integrate multiple testing methodologies onto a single instrument and offer a broad menu of tests with lab-comparable performance at a low cost and with results generally in 12 minutes or less from sample to result. Our focus is on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, enabling informed medical decisions to improve health outcomes while lowering costs. Our actively controlled microfluidic technology and Platform have been proven to meet the market needs for fast, high-sensitivity, convenient and connected diagnostic test results – for health systems, emergency rooms, retail pharmacy chains and other community settings. As of December 31, 2022, we have equipment capacity to manufacture over 28 million test strips a month for our Platform and we have deployed approximately 28,000 Instruments across over 100 countries.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, we believe there are no existing POC alternatives which provide highly accurate results in a short period of time at the POC. Our initial authorized and CE Marked tests and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders.

Our current test menu includes our INR test for monitoring warfarin therapy, our HbA1c test for monitoring diabetes, our NT-proBNP test for aiding in the diagnosis of heart failure, our D-Dimer test for aiding in diagnosis and exclusion of venous thromboembolism, and our CRP test which measures a universal biomarker of infection and inflammation, all of which are CE Marked. In addition, we have obtained various approvals for the sale and distribution of several of these tests in a wide variety of countries across the globe and have now provided our products to over 100 countries worldwide. Each of these tests deliver lab comparable performance from a fingerprick of blood in 12 minutes or less. This menu of tests, together with the respiratory portfolio described below, covers a majority of the most commonly used assays in primary care settings and pharmacies across the EEA and the United Kingdom. For our customers, this enables the consolidation of multiple instruments to a single connected Platform and workflow.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we developed a portfolio of COVID-19 tests for use in community-based healthcare settings, including our SARS-CoV-2 antigen test which is currently commercially available under an EUA in the United States, CE Marked in the EEA and has obtained additional regulatory approvals in other jurisdictions. We have commercialized our SARS-CoV-2 antigen test in the EEA, Japan, India, Brazil, the United States and other countries to customers, including the U.K. National Health Service and CVS Pharmacy Inc. and have made shipments of Instruments and SARS-CoV-2 antigen test strips to a number of countries in Africa as part of our collaboration with BMGF. PLOS Medicine published a living systematic review and meta-analysis of more than 60 SARS-CoV-2 antigen tests and ranked our test as most sensitive and accurate. Our SARS-CoV-2 antigen test is currently being used and implemented in various testing programs across the globe, including in accident and emergency departments, care homes, retail pharmacies and other primary care settings. During the pandemic, we also supported testing in schools, workplaces, travel and events where there continues to be a need for diagnostic testing.

In addition, we have CE Marked our SARS-CoV-2 antigen pool test, our SARS-CoV-2 & Flu A/B test, our SARS-CoV-2 & RSV test and our SARS CoV-2 Ag Ultra and Ultra Pool tests. Our SARS-CoV-2 Ag Ultra test matches the same high performance as our SARS-CoV-2 antigen test with results at the POC in five minutes. We consider speed and accuracy of test results to be at the core of LumiraDx’s transformative potential and represent competitive advantages in POC diagnostics. We believe the potentially significant time saved in diagnosis when using our test could mean lives saved for acute care patients, and result in significant increase in throughput for hospitals, pharmacy chains and other locations with high testing volumes. The launch of our additional respiratory assays, such as Flu A/B and RSV, outside of COVID-19, allows us to meet the growing demand for POC diagnostics in primary care across the EEA and the United Kingdom as we move to a post-pandemic world where traditional respiratory viruses will co-circulate with COVID-19 and rapid testing and differentiation will be desired. We believe that the large number of Instrument placements during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base with potential long-term POC customers. We are actively redeploying this footprint for broader testing capabilities in the community, to address high unmet needs in diabetes, cardiovascular, infectious disease and coagulation.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types for use on our Instrument in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible. We have 50+ tests in our long-term strategic roadmap for community-based healthcare settings and plan to launch additional tests, subject to successful development and regulatory approval, authorization, certification or clearance. Our key tests currently under development are high-sensitivity Troponin I for cardiovascular disease and Strep A molecular, both which have provided promising performance data.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 21 countries, including the United States, most Western European countries, Japan, Colombia, Brazil, India and South Africa. While these direct sales operations are likely to be impacted by our recently announced cost reduction programs, our long-term strategic plan includes expansion into the largest IVD markets, including China and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

We have also used our technology to develop four rapid COVID-19 molecular reagent testing kits for use on open molecular systems, SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete, SARS-CoV-2 & Flu A/B RNA STAR Complete and Dual-Target SARS CoV-2 STAR Complete. SARS-CoV-2 RNA STAR allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 20 minutes. SARS-CoV-2 RNA STAR Complete utilizes a direct amplification method that combines lysis and amplification in a single step, detecting SARS-CoV-2 nucleic acid in under 20 minutes, without needing to perform any specimen purification or extraction. All of these products have been CE Marked and we have obtained EUAs for SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete and SARS-CoV-2 & Flu A/B RNA STAR Complete. Beyond the lab, we believe this technology has significant implications for our forthcoming POC molecular programs.

As of December 31, 2022, we have raised over $1.2 billion through the issuance of debt and equity securities and from our partners since inception. We have primarily deployed this capital to develop and commercialize our Platform and build manufacturing capabilities and a commercial organization that have the potential to deliver on our aspiration to be the global leader in POC diagnostics.

Factors Affecting Our Performance

We believe there are several important factors that have and that we expect will continue to impact our financial performance and results of operations, including:

•
Commercialization of our current and future assays. We believe that delivering a broad menu of diagnostic tests for community-based healthcare on a single Platform is critical to transforming the POC market. We have a growing pipeline of additional tests and panels for cardiovascular disease, infectious disease, diabetes, and coagulation disorders, designed to deliver lab-comparable performance. We believe that successful execution of this global market-driven menu strategy will lead to wide adoption of our Platform and high utilization of our diagnostic tests. Any delays in commercialization of our assays or decreases in the expected market demand for our assays could adversely impact our operations and financial results.
•
COVID-19 test utilization. We believe that our ability to sell POC COVID-19 tests during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base of Instruments with potential long-term POC customers. We are actively redeploying this footprint for broader testing capabilities in the community, to address high unmet needs in diabetes, cardiovascular, infectious disease and coagulation. However, while we work to expand our test menu the ongoing utilization of our current installed base will likely be strongly linked to the overall prevalence of COVID-19 infections and the overall need for testing in those settings where Instruments have been installed. Reduced test utilization at these settings has led to and may continue to lead to reduced revenue for our COVID-19 test strips.
•
Increase the installed base of our Instruments. Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We believe the successful large-scale deployment of an installed base of Instruments will provide revenue growth in both the near-term and the long-term through consumption of our current and future assays. We expect our installed base of Instruments to continue to grow as we increase penetration in our existing markets, expand into new markets and add new assays.
•
Highly automated, cost-efficient manufacturing process. Our proprietary actively controlled microfluidic test strip is capable of accommodating all of our currently contemplated POC assays within a single design architecture. We manufacture our test strips on highly automated manufacturing equipment designed and manufactured specifically to meet high volume demand at a low cost. We believe the automated manufacturing process of our test strips provides an industry leading cost position. This may require the hiring of new personnel to meet increased future demand for our products.
•
Investment in regulatory approvals, authorizations, certifications and clinical trials. We will incur increased costs to conduct clinical trials and to obtain regulatory approvals, authorizations, certifications or clearances as we commercialize our products across global markets. Clinical trials demonstrating the acceptable performance of our products may be required in order to obtain regulatory approvals or clearances. Additional regulatory approvals, authorizations, certifications or clearances will impact our ability to sell both our Instruments and test strips in various geographies. Any delays in regulatory approvals, authorizations, certifications or clearances of our tests or a lack of strong clinical trial evidence for the performance of our tests could adversely impact our operations and financial results.
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
•
Cost reduction programs. During the second half of the year ended December 31, 2022, we implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. In addition, on April 6, 2023, we announced a Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. As described further under "— Restructuring and Impairment" below, the Strategic Refocus and Cost Restructuring Program is expected to result in approximately $36 million in annualized savings.

While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section of this Annual Report titled “Item 3.D. Risk Factors” for more information.

Restructuring and Impairment

During the year ended December 31, 2022, the overall market for COVID-19 testing declined. As COVID-19 and COVID-related testing products were a significant portion of the Company’s revenue, in response the Company undertook certain restructuring actions in order to align its operations with customer demands. Restructuring actions and costs during the year ended December 31, 2022 included headcount reductions and facility consolidations in an effort to streamline operations; certain new product projects are not currently being developed; and write downs of excess inventories due to lower than expect COVID-19 testing demand and inventory for future product offerings not currently being developed.

In addition to the restructuring actions described above, the Company recorded impairment charges related to excess manufacturing capacity. Restructuring and impairment charges that have been recorded in the Company's Consolidated Statement of Profit and Loss and Comprehensive Loss for the year and quarter ended December 31, 2022 are as follows :

Year Ended December 31, 2022:

	Underlying			Excess
	Activities	Impairments	Restructuring	Inventories	Total

Revenue	$254,476	$-	$-	$-	$254,476
Cost of Sales	(192,667)	(49,437)	(787)	(46,887)	(289,778)
Gross Profit	61,809	(49,437)	(787)	(46,887)	(35,302)
Research and development expenses	(140,071)	-	(1,559)	-	(141,630)
Selling, marketing and administrative expenses	(143,482)	-	(1,033)	-	(144,515)
Listing expenses	-	-	-	-	-
Operating Loss	(221,744)	(49,437)	(3,379)	(46,887)	(321,447)
Finance income	14,619	-	-	-	14,619
Finance expense	(136,457)	-	-	-	(136,457)
Net finance income/(expense)	(121,838)	-	-	-	(121,838)
Loss before Tax	(343,582)	(49,437)	(3,379)	(46,887)	(443,285)
Tax credit/(expense) for the period	(4,320)	-	-	-	(4,320)
Loss for the period	$(347,902)	$(49,437)	$(3,379)	$(46,887)	$(447,605)

Quarter Ended December 31, 2022:

	Underlying			Excess
	Activities	Impairments	Restructuring	Inventories	Total
Revenue	$41,120	$-	$-	$-	$41,120
Cost of Sales	(43,394)	(49,437)	(200)	(46,887)	(139,918)
Gross Profit	(2,274)	(49,437)	(200)	(46,887)	(98,798)
Research and development expenses	(20,625)	-	(981)	-	(21,606)
Selling, marketing and administrative expenses	(30,631)	-	(571)	-	(31,202)
Listing expenses	-	-	-	-	-
Operating Loss	(53,530)	(49,437)	(1,752)	(46,887)	(151,606)
Finance income	69,322	-	-	-	69,322
Finance expense	(15,736)	-	-	-	(15,736)
Net finance income/(expense)	53,586	-	-	-	53,586
Loss before Tax	56	(49,437)	(1,752)	(46,887)	(98,020)
Tax credit/(expense) for the period	(4,176)	-	-	-	(4,176)
Loss for the period	$(4,120)	$(49,437)	$(1,752)	$(46,887)	$(102,196)

On April 6, 2023, we announced our Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. The program is part of our ongoing efforts to streamline strategic focus and operations, optimize our cost structure and position us for sustainable growth in the post-pandemic world. The restructuring will enable us to focus its resources on key strategic priorities, including commercializing the existing product portfolio, expanding our product offerings in the United States through upcoming regulatory submissions and prioritizing the development and launch of our high sensitivity Troponin and Strep A Molecular tests.

Under this cost reduction program, we expect to further reduce our global workforce by approximately 40%, including full-time, part-time and contractor positions. The changes in workforce include adjusting to reduced COVID-19 related production volumes and focusing on streamlining operations in commercial and R&D activities while preserving core functions for revenue generation. In addition to the headcount reductions, we will continue the implementation of operating cost reductions. This cost reduction program is expected to result in approximately $36 million in annualized savings, including the impact of the anticipated increased incremental costs to be incurred for US regulatory submissions, with the majority of savings realized within the first four months of the program. At this stage, the financial costs to complete the cost reduction program cannot be fully estimated.

Components of Results of Operations

Revenue

We expect to continue to derive substantially all our revenue from sales of our Platform, which includes sales of our Instrument, test strips, other related products and services and our Fast Lab Solutions products. Such sales may have multiple Performance Obligations (as defined below) under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”); therefore, we may recognize revenue associated with a single sale of our Platform both at a point in time and over time. We recognize revenue from the initial sale of the Instrument, test strips and other related products separate from the sale of our connectivity solutions and other services under IFRS 15.

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

We derive a significant portion of our product revenue from the sale of our Instrument, test strips, other related products and our Fast Lab Solutions products. We sell or lease our products directly to users, including healthcare systems, government organizations, national pharmacy chains, diagnostic labs, hospitals and other healthcare providers. In addition, we sell the Instrument, test strips and other related products through wholesalers and distributors. We sell, place free of charge and rent Instruments to customers depending on the needs of the customer and market profile.

We intend to seek, in the near term, regulatory approval, authorization, certification or clearance for multiple diagnostic assays on our Platform. Assuming we receive regulatory approvals, authorizations, certifications or clearances, we expect the revenue from sales of our Instrument, test strips and other related products and services to increase significantly.

Costs of Sales and Operating Expenses

Cost of sales. Cost of sales generally consists of the cost of (i) materials and direct labor, including bonus and benefits, (ii) equipment and infrastructure expenses associated with manufacturing and packaging our Platform products, (iii) third party products, (iv) warehousing, handling and shipping costs and (v) the provision of software support and services. Equipment and infrastructure expenses include maintenance and depreciation of manufacturing equipment, facilities costs, amortization of leasehold improvements and of acquired technology and impairments. Also included are provisions for excess and obsolete inventory, impairments of manufacturing assets and warranty returns. As we continue to improve our manufacturing operations, improve existing products and introduce new products, it is possible that we will have obsolete parts and materials and our manufacturing output will not match demand, especially in times of volatile demand resulting in write downs for obsolete and short expiry materials and products.

We expect cost of sales to generally increase in line with the increase in the number of Platform products we sell after our fixed manufacturing costs are covered.

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

We expect our selling, marketing and administrative expenses to increase as we expand our sales force and increase our marketing activities to drive adoption of our Platform. We also expect that our administrative expenses will continue to increase as we increase our headcount and as we incur costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations. While we expect these costs to increase in absolute dollars, we expect them to decrease as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

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

Finance Income

Finance income consists of interest earned on our cash and cash equivalents and net foreign currency exchange gains. Our interest income has not been significant to date, but may increase as we invest surplus cash from any future financing transactions in short-term, fixed income investments until those proceeds are fully deployed. Net foreign currency exchange gains relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in British pound sterling. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Finance Expense

Finance expense consists primarily of cash and non-cash interest on debt obligations, dividends on our series A preferred shares and series B preferred shares, changes in fair value of our financial liabilities designated as fair value through profit and loss and net foreign currency exchange losses. Interest expense includes cash interest expense on outstanding debt, as well as non-cash accretion of debt issuance costs and debt proceeds classified as equity under IFRS. Dividends on the series A preferred shares and series B preferred shares accrued cumulatively at an 8% annual rate. All of our outstanding series A preferred shares automatically converted into ordinary shares immediately prior to the Merger and all of our outstanding series B preferred shares automatically converted into common shares immediately prior to the Merger and did not result in cash settlement of the accrued dividends. Our 10% Notes (as defined below) and series B preferred shares have been designated as financial liabilities at fair value through profit and loss. At each reporting date, these liabilities are re-measured and any increase in liability is recorded as a finance expense. Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in U.K. pound sterling. We expect our finance expense to continue to fluctuate as we manage our debt obligations and due to changes in foreign currency exchange rates.

Provision for Income Taxes

Under the Research and Development Expenditure Credit (“RDEC”) scheme in the United Kingdom, research and development expenditure credits are recorded as reductions in research and development expenses. We expect to incur tax expense as we recognize income in jurisdictions where no net operating loss carryforwards exist.

A. Operating Results

The following table sets forth the significant components of our results of operations for the periods presented.

	YEAR ENDED DECEMBER 31,
	2021	2022
	(in thousands)
Consolidated Statement of Profit and Loss and Comprehensive Loss
Revenue	421,428	254,476
Cost of sales	(269,888)	(289,778)
Gross profit	151,540	(35,302)
Operating expenses:
Research and development expenses	(130,221)	(141,630)
Selling, marketing and administrative expenses	(130,520)	(144,515)
Listing expenses	(36,202)	—
Total operating expense	(296,943)	(286,145)
Loss from operations	(145,403)	(321,447)
Finance income (expense):
Finance income	165,426	14,619
Finance expense	(117,934)	(136,457)
Total finance income/(expense), net	47,492	(121,838)
Loss before provision for income taxes	(97,911)	(443,285)
Tax credit/(expense) for the period	(2,844)	(4,320)
Loss for the period	$(100,755)	$(447,605)

Comparison of the years ended December 31, 2022 and 2021

Revenue

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Revenue	$421,428	$254,476	$(166,952)	(39.6)%

Revenue was $254.5 million for the year ended December 31, 2022 compared to $421.4 million for the year ended December 31, 2021, a decrease of $167.0 million, or 39.6%. The decrease in revenue was due to a decline in demand of our COVID products as COVID restrictions were eased and testing requirements declined. During the year ended December 31, 2022, revenue from Platform sales and Fast Lab Solutions products was $168.3 million and $65.9 million, respectively. During the year ended December 31, 2021, revenue from Platform sales and Fast Lab Solutions products was $356.6 million and $41.5 million, respectively. The remainder of product sales were primarily from the resale and distribution of third-party medical diagnostic products. During the years ended December 31, 2022 and 2021, revenue from lease arrangements for diagnostic products was $1.8 and $1.5 million, respectively.

Cost of Sales

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Cost of sales	$(269,888)	$(289,778)	$(19,890)	7.4%

Cost of sales for products was $289.8 million for the year ended December 31, 2022 compared to $269.9 million for the year ended December 31, 2021, an increase of $19.9 million, or 7.4%. The increase in cost of sales was primarily related to $49.4 million in property, plant and equipment impairments due to excess manufacturing capacity and $57.9 million in increases in inventory reserves including a write down charge of $46.9 million for excess inventories. These increases are partially offset by decreases in product costs and freight costs of $49.9 million and $15.8 million, respectively, related to decreased sales volumes as well as $21.5 million related to improved manufacturing yields.

Operating Expenses

R&D Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
R&D expenses	$(130,221)	$(141,630)	$(11,409)	8.8%

R&D expenses were $141.6 million for the year ended December 31, 2022 compared to $130.2 million for the year ended December 31, 2021, an increase of $11.4 million, or 8.8%. The increase in research and development expenses was primarily due to an increase of $7.8 million in personnel-related costs, including stock-based compensation, due to increased hiring of R&D personnel, an increase of $5.7 million in facilities and depreciation expense as we expanded our research and development headcount and an increase of $3.7 million in costs incurred related to the continued development of the manufacturing process. These increases were partially offset by a decrease of $7.9 million in the use of third-party research development partners.

Selling, Marketing and Administrative Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Selling, marketing and administrative expenses	$(130,520)	$(144,515)	$(13,995)	10.7%

Selling, marketing and administrative expenses were $144.5 million for the year ended December 31, 2022 compared to $130.5 million for the year ended December 31, 2021, an increase of $14.0 million, or 10.7%. The increase was primarily due to an increase of $7.2 million in personnel-related costs as we expanded our sales and marketing headcount to support our growth, an increase of $6.4 million primarily related to an increase in our insurance premiums in connection with our public listing, an increase of $4.4 million in bad debt expense primarily related to customers dependent on COVID testing volumes and $1.0 million in costs associated with our restructuring activities during the year. These increases were partially offset by a decrease of $4.8 million in stock-based compensation expense and a decrease of $2.7 million in professional fees including legal and audit fees.

Listing Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Listing expenses	$(36,202)	$—	$36,202	(100.0)%

Listing expenses were $nil for the year ended December 31, 2022 compared to $36.2 million for the year ended December 31, 2021, a decrease of $36.2 million, or 100%. The listing expenses incurred in 2021 were due to $27.6 million in an IFRS 2 charge for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the Merger transaction to CAH shareholders and the net assets of CAH and $8.6 million of transaction costs.

Finance Expense, Net

Finance Income

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Finance income	$165,426	$14,619	$(150,807)	(91.2)%

Finance income was $14.6 million for the year ended December 31, 2022 compared to $165.4 million for the year ended December 31, 2021, a decrease of $150.8 million, or 91.2%. The decrease was primarily due to a $101 million gain in 2021 related to fair value adjustments on our 10% Notes and series B preferred shares which are designated at fair value through profit and loss and $64.1 million of gain related to the conversion of convertible financial instruments as a result of our Merger with CAH. Those decreases were partially offset by an increase of $10.0 million related to a change in fair value of liability classified warrants.

Finance Expense

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Finance expense	$(117,934)	$(136,457)	$(18,523)	15.7%

Finance expense was $136.5 million for the year ended December 31, 2022 compared to $117.9 million for the year ended December 31, 2021, an increase of $19 million, or 15.7%. This increase was primarily due to a $66.8 million increase in foreign exchange losses arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar and $10.0 million of fair value adjustments on our Instrument Financing Agreement, partially offset by a decrease of $36.2 million in interest costs in connection with the decreased borrowings outstanding, a decrease of $16.2 million in dividends on our preferred shares which converted upon the completion of the Merger and a decrease of $7.8 million in debt extinguishment fees.

Provision for Income Taxes

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2022	$	%
	(in thousands)
Provision for income taxes	$(2,844)	$(4,320)	$(1,476)	51.9%

Provision for income taxes was $4.3 million for the year ended December 31, 2022 compared to $2.8 million for the year ended December 31, 2021, an increase of $1.5 million, or 51.9%. The increase in the tax provision for the year ended December 31, 2022 is primarily attributable to taxable income in jurisdictions in excess of NOL carryforwards.

B. Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows from operations. At December 31, 2022, we had an accumulated deficit of $1,088.8 million. We expect to incur additional operating losses in the near future and our operating expenses will increase if demand for our Platform increases and we need to build additional capacity to meet this demand. Moreover, following the completion of the Merger, we have and will continue to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

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
•
our need and ability to hire additional management, scientific, medical, accounting and financial reporting and other personnel to scale the Company;
•
the costs to operate as a public company, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for our business;
•
market acceptance of our products;
•
the effect of competing technological and market developments, including other products that may compete with our Platform and our other products and services; and
•
the effect of our various cost reduction programs.

We have funded our operations primarily from the issuance of equity securities, convertible preferred stock, convertible notes and debt securities, as well as from revenue from sales of our existing products and services. As of December 31, 2022, we have raised over $1.2 billion since inception through the issuance of debt and equity securities and from our partners. Our capital raising activities in recent years have included the following (terms as defined herein):

•
issuance of $75.3 million of the 10% Notes in July and November 2020, from which we received $74.3 million from investors (the 10% Notes converted to common shares in connection with the Merger);

•
issuance of 33,008 series B preferred shares in November 2020, from which we raised $164.5 million from investors (such series B preferred shares converted to common shares in connection with the Merger);

•
entering into the 2021 Senior Secured Loan in March 2021, with borrowings of $300.0 million, which was used, in part, to prepay amounts outstanding under the 2020 Senior Secured Loan entered into in October 2020 with incremental additional facility in January 2021;

•
merger with CAH, a special purpose acquisition company, in September 2021, from which we received gross proceeds of $38.0 million;

•
partnering with BMGF to help them achieve certain key objectives, we have received approximately $139.5 million in support from them through a combination of equity, grants and loans, which includes grant funding in the aggregate amount of approximately $36.0 million from Gates Philanthropy Partners. As of December 31, 2022, we had available $8.5 million in grant funds that had not been utilized related to multiple grants;
•
issuance of $56.5 million of the Convertible Notes in March 2022, from which we received approximately $54.0 million in net proceeds;

•
entering into the Instrument Financing Agreement (as defined below), from which we have raised gross proceeds of $41.5 million as of the date of this Annual Report;

•
the Public Offering (as defined below) with $75.3 million in gross proceeds; and

•
the Private Placement (as defined below) with $25.0 million in gross proceeds.

For further information as to our indebtedness and the Instrument Financing Agreement, see the sections titled “—Indebtedness” and “—Instrument Financing Agreement” below.

As of December 31, 2022, we had cash and cash equivalents of $100.0 million. Based on our current business plan, we believe that our existing cash and cash equivalents, will be sufficient to enable us to fund our operations and capital expenditure requirements, including meeting our liabilities as they fall due, for the foreseeable future, provided we are able to obtain waivers of covenant violations or restructure existing debt obligations in the event we are unable to achieve our covenant obligations. However, we will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future. See the section titled “Risk Factors – Risks Related to Our Financial Indebtedness – Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.”

To the extent revenue from our Platform or otherwise grows, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements. The forecast of our capital requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we would expect to finance our cash needs, as needed through the procurement of additional capital, including through additional equity and debt financings. The various ways we could raise additional capital carry potential risks. See the section titled “Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—We will require additional capital to fund our existing operations, develop our Platform and commercialize new products as currently planned, and to expand our operations in the future.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	YEAR ENDED DECEMBER 31,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(134,583)	$(162,108)
Net cash used in investing activities	(106,346)	(24,983)
Net cash provided by financing activities	219,022	165,289
Net increase (decrease) in cash and cash equivalents	$(21,907)	$(21,802)

Operating Activities

During the year ended December 31, 2022, operating activities used $162.1 million of cash, primarily resulting from our net loss of $447.6 million, excluding $276.7 million in non-cash charges, which are primarily comprised of unrealized foreign exchange losses, non-cash interest charges, our impairment charges, inventory write down and stock compensation charges. These outflows were offset by $8.8 million provided by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2022 consisted primarily of a $51.7 million decrease in trade and other receivables as the strong sales in late 2021 were collected, offset by a $43 million decrease in trade payables and other liabilities driven by decreased manufacturing volumes corresponding with lower sales.

During the year ended December 31, 2021, operating activities used $134.6 million of cash, primarily resulting from our net loss of $100.8 million, excluding $49.6 million provided by non-cash charges and from $78.7 million used by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2021 consisted of a $2.3 million increase in trade and other receivables and a $66.9 million increase in inventories, partially offset by a $9.5 million decrease in trade payables and other liabilities The increase in trade payables and other liabilities was primarily due to increases in our inventories and operating expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The increase in trade receivables and other receivables is due to an increase in revenue as well as timing of collections from customers.

Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $25.0 million, consisting solely of $25.0 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

During the year ended December 31, 2021, net cash used in investing activities was $106.3 million, consisting solely of $106.3 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $165.3 million, primarily consisting of net proceeds of $98.0 million from our Public Offering and Private Placement, $54.0 million from the issuance of our Convertible Notes, and $41.5 million in proceeds from our Instrument Financing Agreement. These amounts were offset by $27.2 million of interest payments and $6.9 million in lease payments.

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

Indebtedness

12% Unsecured Subordinated Loan Notes

In February 2018, we issued a call notice to a group of investors that had accepted our offer to subscribe to up to $76.7 million of our 12% unsecured subordinated loan notes (the “12% Notes”). The offer permitted us to call a portion of the 12% Notes to be funded during 2018. In February 2018, we issued a call notice for $38.3 million to be funded by the subscribing investors with a maturity date in February 2019. As part of the offer, we agreed to issue 15,461 ordinary shares and to pay $0.8 million in cash as a commitment fee to the investors for their acceptance of the offer.

In August 2018, we received approval from noteholders to prepay the 12% Notes. We agreed to pay the full interest due on the 12% Notes through to the original maturity date. We converted $35.4 million of principal and $4.3 million of interest into 31,164 series A preferred shares. Additionally, we paid $2.9 million of principal and $0.4 million of interest in cash to noteholders that elected not to convert the 12% Notes into series A preferred shares.

BMGF Unsecured Loan

In October 2019, we borrowed $18.0 million from BMGF pursuant to the BMGF Unsecured Loan. The BMGF Unsecured Loan is evidenced by an unsecured subordinated promissory note and is subordinated to all amounts owed to the holders of senior indebtedness (as described in the note purchase agreement). The BMGF Unsecured Loan accrues interest at the rate of 2.0% per annum, payable in quarterly installments, and unless otherwise extended and subject to any event of default (as detailed in the note purchase agreement), matures on October 15, 2024.

The BMGF Unsecured Loan is subject to default if certain commitments made in the A&R Cooperation Agreement (as defined herein) relating to the development of the V7 Diagnostic Instrument are not met, in addition to customary events of default. In connection with the BMGF Unsecured Loan we have agreed to the use of the proceeds for specific programs and have committed to provide access to our future products to support BMGF’s charitable purposes. In the event that certain triggering events occur, BMGF may exercise rights to require us to perform certain technology transfers to a third party to allow for the use of the related technology and to manufacture the relevant products under a license granted by us to BMGF in order to support and further BMGF’s charitable purposes.

While the promissory note is outstanding, we have agreed that we will not pay certain distributions, dividends or undertake returns of capital, without the prior written consent of BMGF, among other courses of action detailed in the BMGF Unsecured Loan.

11.5% Loan Notes

In September 2019, LumiraDx Investment Limited, our subsidiary, issued senior loan notes in the amount of $40.0 million with an interest rate of 11.5% per annum payable in quarterly installments (the “11.5% Notes”). The 11.5% Notes were secured generally by all of our assets and were due to mature in September 2023. In conjunction with the 11.5% Notes, we also issued the lenders 2,284 warrants to purchase ordinary shares at an exercise price of $1,459.89 per ordinary share. The 11.5% Notes were prepaid in full in October 2020 and no further amounts can be drawn down from the lenders in connection with the 11.5% Notes.

5% Convertible Notes

In October and December 2019, we issued an aggregate of $75.2 million 5% unsecured subordinated convertible loan notes (the “5% Notes”). The 5% Notes had a five-year maturity from their date of issuance and carried an interest rate of 5% per annum, paid semi-annually. The 5% Notes automatically converted into common shares in connection with the Merger.

10% Convertible Notes

In July 2020, we secured commitments from investors in 10% unsecured subordinated convertible loan notes (the “10% Notes”) totaling $148.9 million and in July 2020, we called and received $74.3 million from the investors. The remaining $74.6 million of commitments was available for drawdown until October 31, 2020 but we elected not to call the outstanding amount. A further $1.0 million worth of 10% Notes were issued in November 2020 bringing the total amount of 10% Notes in issue to $75.3 million.

The 10% Notes accrued interest at 10% payable at the same time as repayment of the principal (unless the 10% Notes were converted in accordance with their terms). The 10% Notes automatically converted into common shares in connection with the Merger.

2020 Senior Secured Loan

In October 2020, LumiraDx Group Limited, one of our subsidiaries entered into a senior secured term loan (the “2020 Senior Secured Loan”), with Jefferies Finance LLC (“Jefferies”), as lender and administrative and collateral agent pursuant to which Jefferies originally made available to LumiraDx Group Limited a $100.0 million senior secured term loan facility. Pursuant to an incremental term loan notice dated as of January 15, 2021, Silicon Valley Bank (“SVB”), had provided an incremental term loan facility of an additional $40.0 million (the “SVB Tranche”). The 2020 Senior Secured Loan was secured generally by all of our assets and was originally due to mature in October 2022. In March 2021, the 2020 Senior Secured Loan was repaid and no further amounts can be drawn down from Jefferies or SVB in connection with the 2020 Senior Secured Loan. In connection with the 2020 Senior Secured Loan, on November 6, 2020 we issued to Jefferies the Jefferies Warrants to purchase up to, on a pre-Merger Subdivisions (as defined herein) basis, 1,000 common shares at an exercise price equal to $4,644.969 per common share. In connection with the SVB Tranche, we issued to SVB warrants to purchase up to, on a pre-Merger Subdivisions basis, 400 common shares at an exercise price equal to $4,644.969 per common share.

2021 Senior Secured Loan

In March 2021, LumiraDx Investment Limited, one of our subsidiaries, entered into the 2021 Senior Secured Loan with Pharmakon. We have borrowed $300.0 million under the 2021 Senior Secured Loan, part of which was used to prepay the 2020 Senior Secured Loan (as defined herein). The 2021 Senior Secured Loan is subject to an interest rate of 8.0% per annum payable in quarterly installments and matures on March 29, 2024. The 2021 Senior Secured Loan has been guaranteed by the Company and certain of its subsidiaries, and secured by collateral comprising a substantial proportion of our assets, including security over intellectual property, shares, bank accounts and receivables held by such entities. The 2021 Senior Secured Loan contains various covenants that limit our ability to engage in specified types of transactions without the prior consent of Pharmakon, including, but not limited to:

•
making certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our equity securities subject to certain exceptions;

•
selling, transferring, leasing or disposing of certain assets;
•
encumbering or permitting liens on certain assets;
•
incurring certain indebtedness; and
•
entering into certain transactions with affiliates.

The 2021 Senior Secured Loan also includes certain financial covenants, which were amended pursuant to the Third Amendment as described more fully below, in respect of:

•
minimum net sales thresholds; and

•
minimum liquidity levels.

On June 17, 2022, the 2021 Senior Secured Loan was amended to provide for a revised minimum net sales covenant and also provided for a revised minimum liquidity covenant. In accordance with the Third Amendment, upon our consummation of a Qualifying Financing (as defined in the Third Amendment and as further amended on July 18, 2022) in July 2022, the minimum net sales covenant under the 2021 Senior Secured Loan, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, was adjusted to the following amounts:

Quarter End	Net Sales
June 30, 2022	$375,000,000
September 30, 2022	$300,000,000
December 31, 2022	$240,000,000
March 31, 2023	$275,000,000
June 30, 2023	$325,000,000
September 30, 2023	$375,000,000
December 31, 2023	$500,000,000

The Third Amendment also provides that we must maintain a minimum liquidity level of at least $75.0 million, tested on both the 15th day and last day of each such calendar month. The minimum net sales threshold set forth in the table above shall not apply so long as we maintain a minimum liquidity level of at least $400.0 million throughout the preceding fiscal quarter (tested on the 15th and the last day of each calendar month). We do not currently expect to achieve such minimum liquidity levels in the near future.

On February 22, 2023, the 2021 Senior Secured Loan was further amended in accordance with the terms of the Fourth Amendment to, among other things, waive the financial covenants related to minimum liquidity and minimum net sales until June 30, 2023. In exchange for the waivers described above, the Company agreed in the Fourth Amendment to increase the facility fee to be paid by the Company on any repayment, including prepayment, of amounts borrowed under the 2021 Senior Secured Loan Agreement.

If we, for any reason, are unable to meet the minimum net sales thresholds set out above, we would expect to take further action to obtain a further waiver from Pharmakon, further amend the terms of the 2021 Senior Secured Loan or to otherwise restructure our existing debt obligations to avoid a breach of covenant. See “Risk Factors – Risks Related to Our Financial Indebtedness – Our borrowing arrangements contain restrictions that limit our flexibility in operating our business, and failure to comply with any of these restrictions could result in acceleration of our debt.” There can be no guarantees that such waivers, amendments or restructuring will be possible, if and when desired. Further, even if we were successful in such efforts, there may be costs associated with this, such as financial compensation or further restrictions imposed by Pharmakon as a condition of granting any such waiver or amendment or providing for such restructuring.

A breach of any of the covenants under the 2021 Senior Secured Loan could, absent a waiver of such covenant obligation by Pharmakon, result in an event of default. Upon the occurrence of an event of default under the 2021 Senior Secured Loan,

Pharmakon could elect to accelerate and declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit and could proceed against the collateral granted to secure such indebtedness, including taking possession of, or disposing of, any such collateral, including substantially all of our intellectual property, and applying any deposits held in the secured bank accounts of the Company and certain of its subsidiaries towards repayment of the 2021 Senior Secured Loan. If Pharmakon takes possession of, or disposes of, collateral, such as, potentially, substantially all of our intellectual property, this would have a material adverse effect on our business, financial condition and results of operations. In the case of an insolvency or insolvency proceedings event of default in respect of our U.S. subsidiaries, no election by Pharmakon is required and the acceleration would happen automatically. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross-default under the Convertible Notes, as a result of which the trustee or holders of the Convertible Notes may declare the principal and accrued interest on the Convertible Notes immediately due and payable. An event of default under the 2021 Senior Secured Loan would also trigger a cross-default under the BMGF Unsecured Loan, as a result of which the holder of the BMGF Unsecured Loan may declare the principal and accrued interest on the BMGF Unsecured Loan immediately due and payable. Such declarations would have an immediate material adverse effect on our liquidity.

Further, upon the occurrence of a change in control, the 2021 Senior Secured Loan requires mandatory prepayment of amounts outstanding thereunder. Such change in control may involve one of (i) the persons who are the direct or indirect shareholders of LumiraDx as of March 23, 2021, ceasing to beneficially own, directly or indirectly, 30.0% of the then-outstanding share capital of LumiraDx, (ii) a sale of all or substantially all of the consolidated assets of LumiraDx Investment Limited and its subsidiaries, (iii) LumiraDx ceasing to own, directly or indirectly, 100.0% of the equity interests in LumiraDx Investment Limited or (iv) a merger or consolidation of one of LumiraDx, LumiraDx Group or LumiraDx Investment Limited, as applicable, in which such entity is not the surviving entity.

In connection with the 2021 Senior Secured Loan, we issued to BioPharma Credit Investments V (Master) LP and BioPharma
Credit PLC the Pharmakon Warrants. The Pharmakon Warrants were issued with an original exercise price equal to $10.00 per common share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like). In connection with the Third Amendment, we amended the Pharmakon Warrant instrument to change the exercise price per common share from $10.00 per common share to $1.75 per common share.

Convertible Notes

On March 3, 2022, we issued $56.5 million in aggregate principal amount of Convertible Notes, which are the 6.0% Convertible Senior Subordinated Notes due 2027 in a private offering pursuant to the terms of an indenture dated March 3, 2022, between LumiraDx, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The interest rate on the Convertible Notes is fixed at 6.0% per annum and is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. The Convertible Notes are unsecured and are subordinated and postponed to the prior payment in full of any designated senior debt as defined in the indenture, which includes the 2021 Senior Secured Loan. The Convertible Notes mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by us.

Subject to the terms of the indenture, the Convertible Notes are convertible at the option of each holder at an initial conversion rate of 108.4346 common shares per $1,000 principal amount of Convertible Notes (the “Conversion Rate”), which is equal to an initial conversion price of approximately $9.22 per common share (the “Conversion Price”). The Conversion Rate may be increased on March 3, 2023 and March 3, 2024, if the average of the daily volume weighted average prices of the common shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the Conversion Rate may not be increased to a rate that exceeds 137.9310 common shares per $1,000 principal amount (the “Ceiling Conversion Rate”), which is equal to a price of approximately $7.25 per common share. The Conversion Rate (including the Ceiling Conversion Rate) is subject to adjustment for certain events or distributions but will not be adjusted for any accrued and unpaid interest. Following certain specified transactions or events (each of which are included in the definition “Make-Whole Fundamental Change” in the indenture), we are to increase the Conversion Rate for a holder who elects to convert its Convertible Notes in connection with any such transaction or event in certain circumstances.

The indenture includes covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence of more than $400.0 million of secured indebtedness and $100.0 million of unsecured indebtedness (including the Convertible Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. In addition, the indenture includes certain customary events of default after which the Convertible Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving us after which the Convertible Notes would become automatically due and payable. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross-default under the Convertible Notes, as a result of which the trustee or holders of the Convertible Notes may declare the principal and accrued interest on the Convertible Notes immediately due and payable.

In connection with the issuance of the Convertible Notes, we and certain of the investors (which exclude, for the avoidance of doubt, the affiliate of Mr. Zwanziger that purchased $2.0 million of Convertible Notes in the offering, see the section titled “Certain Relationships and Related Party Transactions—Convertible Notes Offering”), entered into the Notes Registration Rights Agreement, dated March 3, 2022.

Instrument Financing Agreement

On April 27, 2022, we entered into a royalty agreement with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC, Pacific Premier Trust Custodian FBO Willard L. Umphrey (a trust account of Willard L. Umphrey), Pacific Premier Trust Custodian FBO Leon Okurowski ROTH IRA (a trust account of Leon Okurowski) and Pear Tree Partners, L.P. (as amended, the “Instrument Financing Agreement”) pursuant to which certain investors agreed to invest up to an aggregate maximum amount of $50.0 million in the Company, or such higher amount as agreed to by us and the investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional Instruments. In consideration of such investment, we agreed to pay to the investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a royalty payment that is equal to 20.0% of the total gross amount invoiced by us in respect of sales of test strips for use in such funded Instruments which are allocated to the Invested Amount by us in accordance with the terms of the Instrument Financing Agreement (the “Royalty Payments”). If by the end of the applicable three-year term, the investors have not received, in aggregate, Royalty Payments equal to or in excess of two times the Invested Amount (the “Target Return”), then we shall, at our sole discretion, either: (i) issue to the investors an aggregate amount of the common shares, equal in value to the difference between the Target Return and the total Royalty Payments received by the investors (the “Royalty Shortfall”), at a price per common share equal to the volume-weighted average price of the common shares for the 20 Nasdaq trading day period immediately following the applicable expiry date (the “Market Price”), but subject to a minimum price per common share of $7.25 (the “Minimum Share Price”); or (ii) pay to the investors the applicable Royalty Shortfall in cash. To the extent that any common shares are issued to the investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Instrument Financing Agreement shall be extended until the additional Royalty Payments paid by us to the investors in cash equal an amount equal to such additional Royalty Shortfall.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of December 31, 2022, which represents contractually committed future obligations:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Debt obligations (1)	$428,338	$28,206	$336,193	$63,939	$—
Lease commitments (2)	$45,268	$8,474	$14,565	$8,978	$13,251
Capital commitments (3)	$1,311	$1,311	$—	$—	$—
Total	$474,917	$37,991	$350,758	$72,917	$13,251

(1)
Amounts in the table reflect the contractually required principal, interest payable and other fees as of December 31, 2022 pursuant to outstanding borrowings under the unsecured loan with an interest rate of 2.0%, senior secured loans with an interest rate of 8.0% and Convertible Notes with an interest rate of 6%. Payments potentially due under the Instrument Financing Agreement are not included in the table because they are based on actual future revenue and the Return Shortfall payments, if any, can be settled in common shares at the Company’s election.

(2)
Amounts in the table reflect minimum payments due for our leases of office and manufacturing space under operating leases that expire between January 2023 and October 2031.
(3)
Amounts in the table reflect amounts due on manufacturing equipment purchases.

C. Research and Development, Patents and Licenses

For a discussion of our research and development activities, including amounts spent on research and development activities for the last two financial years, see the sections of this Annual Report titled “Item 4.B. Business Overview—Research and Development” and “Item 5.A. Operating Results”.

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

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Inventory Reserve

We maintain an allowance for excess or obsolete inventories. The allowance is based on a review of inventory materials on hand, which the we compare with estimated future usage. In addition, the we review our inventories and compare parts costs with current market value and write down any parts with costs in excess of current market value to net realizable value. Provisions for inventories of $90.4 million (2021: $22.8 million) are recorded in the balance sheet within inventory.

We evaluate the carrying value of inventory relative to a number of factors including lower estimated usage of on hand inventory driven by declining COVID testing volumes, discontinuation of the Amira product line and the shelf life of products. The reserve against test strips and test strip materials as of December 31, 2022 was $38.6 million against a gross amount of $69.6 million. Within the reserve, $37.8 million of the reserve was related to expiration or usage related estimates. Key estimates for the inventory reserve are mainly related to expected future sales of COVID products. In making these estimates, inputs selected include future product sales estimates and our ability to extend the shelf life of raw material inputs subject to expiration dates.

We are able to service Instruments returned by customers. The gross amount of returned instruments as of December 31, 2022 was $35.7 million. We have estimated the number of returned instruments that we anticipate being able to be service or remanufacture and have reserved against those instruments not expected to be serviced or remanufactured. The reserve against returned instruments as of December 31, 2022 was $26.8 million (2021: $7.8 million). Our inability to service or remanufacture any of these instruments could result in a further reserve of up to $8.9 million. If we are able to achieve better than anticipated yield on instrument servicing or remanufacturing the reserve could require a material reduction accordingly in the next fiscal year.

These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates may need to be adjusted, with an effect on sales and earnings in the period of the adjustment. Actual results could differ materially from these estimates.

Fixed Asset Impairments

In 2022 we recorded an impairment charge against property, plant and equipment. We evaluated our available manufacturing capacity for Platform test strips with both in service production lines and production lines acquired but not yet in service. After the impairment charge, the we have $29.1 million in net book value related to similar manufacturing equipment in service and $3.0 million of manufacturing equipment not yet placed in service. The recoverable amount for the remaining unimpaired manufacturing equipment not yet placed in service of $17.9 million was determined as the value in use of these assets. The key assumption in determining the value in use is the expected number of test strips to be manufactured on this equipment over the next five years. The amount of available test strip manufacturing capacity was compared to expected production needs over the next five years. Key estimates for the expected production needs are mainly related to expected future sales of products. In making these estimates, inputs selected include future product sales estimates, the ability to release additional products, manufacturing yields and production efficiency. If actual future results vary, including if management's plans for utilization of the asset change from their current plans, additional impairment of $20.9 million could be realized. Actual results could differ from these estimates.

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
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and
•
an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of the closing of the Merger. We may choose to take advantage of some but not all of these exemptions.

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

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2022, we have not had any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2021 and 2022, we had a cash and cash equivalents balance of $132.1 million and $100.0 million, respectively, which comprise cash at bank and in-hand and deposits held at call with banks. We raise debt on a fixed-rate basis for notes in U.S. dollars. We manage risk to protect the net interest result while managing the overall cost of borrowing. A significant change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk. The majority of our sales and purchase transactions are denominated in either U.S. dollars or U.K. pound sterling and as such, we are exposed to exchange rate fluctuations between these and other currencies. The exchange risk is managed by maintaining bank accounts denominated in those currencies. During the years ended December 31, 2021 and 2022, we recognized a foreign currency transaction losses of $14.6 million and $81.4 million, respectively. These losses primarily relate to unrealized and realized foreign currency exchange gains or losses as a result of transactions and asset and liability balances denominated in currencies other than the U.S. dollar. All foreign exchange gains and losses are presented within finance income and finance expense in the consolidated statement of profit and loss and comprehensive loss for the years ended December 31, 2021 and 2022.

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at December 31, 2022 would have had an impact of increasing the loss before tax for the period by $9.4 million on the basis that all other variables remain constant.

Credit Risk

Credit risk represents the risk of loss that we would incur if operators and counterparties fail to fulfil their credit obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset. For banks and financial institutions, we maintain accounts with major international banks with “A” ratings. Credit risk relating to accounts receivable balances are managed on a case-by-case basis. As of December 31, 2021 and 2022, we had trade receivables of $75.2 million and $30.4 million, respectively. New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed by analyzing its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any losses, beyond current amounts already included in reserves, from non-performance by these counterparties.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. As of December 31, 2022, we had cash and cash equivalents of $100.0 million and contractual commitments of $474.9 million. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations. The Company has received financing from such offerings in the past; however, there is no assurance that it will be able to do so in the future. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

As discussed in Note 2 to our consolidated financial statements included elsewhere in this Annual Report, uncertainty about our ability to obtain waivers of covenant violations or restructure our existing debt obligations and raise additional capital gave rise to our consolidated financial statements as of and for the year ended December 31, 2022 containing a statement regarding a material uncertainty that may cast significant doubt about our ability to continue as a going concern.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names, ages as of April 15, 2023, and positions of the executive officers and directors of LumiraDx.

NAME	AGE	POSITION(S)
Executive Officers:
Ron Zwanziger	69	Chief Executive Officer, Co-Founder, Chairman and Director
Veronique Ameye	46	Deputy Chief Executive Officer and General Counsel
Dorian LeBlanc, C.P.A.	48	Chief Financial Officer and Vice President, Global Operations
Dave Scott, Ph.D.	66	Chief Technology Officer, Co-Founder and Director
Jerry McAleer, Ph.D.	67	Chief Scientist, Co-Founder and Director
David Walton, D.M.S.	69	Chief Commercial Officer
Peter Scheu	58	President, North American Commercial Operations

Non-Employee Directors:
Donald Berwick, M.D., M.P.P.(1)	76	Director
Troyen Brennan, M.D., M.P.H.	68	Director
Gerald Chan	72	Director
Lu Huang, M.D.(2)	49	Director
Lurene Joseph(1)(2)	63	Director
Bruce Keogh, K.B.E., F.R.C.S., F.R.C.P.(2)	68	Director
George Neble(1)	66	Director

(1) Member of the audit committee.

(2) Member of the compensation committee

Executive Officers

Ron Zwanziger. Mr. Zwanziger is a co-founder of LumiraDx and has served as the Chief Executive Officer and Chairman of the LumiraDx group since our inception in November 2014. He has served as a member of LumiraDx’s board of directors since September 2016 when LumiraDx was established as the parent entity of LumiraDx’s group. Mr. Zwanziger brings strategic vision, leadership, extensive business and operating experience and deep knowledge of the industry to the Company. From 2001 to 2014, Mr. Zwanziger served as Chairman, Chief Executive Officer and President of Alere Inc., a diagnostic test manufacturer (“Alere”). From 1992 to 2001, he served as Chairman, Chief Executive Officer and President of Alere’s predecessor company, Inverness Medical Technology Inc. (“Inverness”), until the company was acquired by Johnson & Johnson. From 1981 to 1991, he served as Chairman and Chief Executive Officer of MediSense, Inc., a medical device company. Mr. Zwanziger also previously served on the board of directors of various private and public companies and currently serves on the board of directors of several private companies. Mr. Zwanziger received a B.S. in civil engineering from Imperial College London and an M.B.A. from Harvard Business School. We believe that Mr. Zwanziger is qualified to serve as a director of LumiraDx based on his experience as our co-founder and Chief Executive Officer and his experience in the medical diagnostics industry.

Veronique Ameye, Esq. Ms. Ameye has served as LumiraDx’s Deputy Chief Executive Officer and General Counsel since October 2022. Previously, Ms. Ameye served as LumiraDx’s Executive Vice President and General Counsel from February 2015 to October 2022, and as Senior Counsel of Global Mergers and Acquisitions, Commercial Asia Pacific at Alere from 2007 to 2015. Ms. Ameye has also worked as a corporate attorney at law firms in Milan, Italy and Brussels, Belgium, including NCTM Studio Legale from 2005 to 2007 and Dal and Veldekens from 2001 to 2005. Ms. Ameye received a law degree from KU Leuven in Belgium, a diplome d’étude specialisés in European law from Université libre de Bruxelles, a degree in economics and competition law from King’s College London and an E.M.B.A. from IE- Brown University.

Dorian LeBlanc, C.P.A. Mr. LeBlanc has served as LumiraDx’s Chief Financial Officer since November 2016 and has also served as the Vice President, Global Operations since August 2020. Prior to joining LumiraDx, Mr. LeBlanc held several positions with Alere, including as Vice President of Finance, Infectious Disease Global Business Unit from 2013 to 2015, and as Vice President Finance and Business Development for Asia Pacific from 2012 to 2015. From 2005 to 2007, Mr. LeBlanc served as Vice President, Finance at Camden National Corporation. From 2003 to 2005, Mr. LeBlanc served as controller for Pierce, a company in the Omnicom group. Mr. LeBlanc received a B.A. in economics from Bowdoin College, and a M.A. in accounting and a M.B.A. from Northeastern University. Mr. LeBlanc is a licensed Certified Public Accountant in the State of Maine.

Dave Scott, Ph.D. Dr. Scott is a co-founder of LumiraDx and has served as the Chief Technology Officer of the LumiraDx group since our inception in November 2014. He has served as a member of LumiraDx’s board of directors since September 2016 when LumiraDx was established as the parent entity of LumiraDx’s group. Dr. Scott’s scientific and management background in the diagnostics industry provides the Company with valuable business, research and development, manufacturing and operations expertise. Dr. Scott held several positions with Alere, including as a member of the board of directors, and as a Chief Scientific Officer from 2001 to 2013. From 1999 to 2001, he served as Chairman of Inverness Medical Limited (“Inverness Limited”), a subsidiary of Inverness, until the company was acquired by Johnson & Johnson. From 1995 to 1999, Dr. Scott also served as managing director of Inverness Limited. Dr. Scott received a B.S. in microbiology from University of Warwick, and a Ph.D. in biochemistry from University of Kent. We believe that Dr. Scott is qualified to serve as a director of LumiraDx based on his experience as our co-founder and Chief Technology Officer, and his technical and scientific experience in the medical diagnostics industry.

Jerry McAleer, Ph.D. Dr. McAleer is a co-founder of LumiraDx and has served as our Chief Scientist since our inception in November 2014. He has served as a member of LumiraDx’s board of directors since September 2016 when LumiraDx was established as the parent entity of LumiraDx’s group. Dr. McAleer brings scientific background in the diagnostics industry that provides the Company with valuable research and development expertise. Prior to LumiraDx, Dr. McAleer held several positions with Alere, including as a member of the board of directors from 2003 to 2014, as Senior Vice President of Research & Development from 2010 to 2014, and as Vice President of Research & Development and Vice President of Cardiology from 2001 to 2010. From 1999 to 2001, he served as Vice President of Research & Development of Inverness Limited until the company was acquired by Johnson & Johnson. From 1995 to 1999, Dr. McAleer served as Director of Development of Inverness Limited, Inverness’ primary research and development unit. Dr. McAleer received a B.S. in chemistry, a M.S. in photochemistry, and a Ph.D. in electrochemistry from Southampton University. We believe that Dr. McAleer is qualified to serve as a director of LumiraDx based on his experience as our co-founder and Chief Scientist and his experience in the medical diagnostics industry.

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

Peter Scheu. Mr. Scheu has served as LumiraDx’s President of North American Commercial Operations since August 2016. With over 30 years of healthcare experience, Mr. Scheu brings leadership, strategy development and commercial expertise across numerous provider segments. Prior to joining LumiraDx, Mr. Scheu held several positions with Alere, including as President of North American Commercial Operations from 2007 to 2016, and as Vice President and General Manager of Physician Diagnostics Group from 2007 to 2013. From 2004 to 2006, Mr. Scheu served as President of Anatomic Pathology at Thermo Fisher Scientific. Mr. Scheu received a B.S. in finance from Miami University.

Non-Employee Directors

Donald Berwick, M.D., M.P.P. Dr. Berwick has served as a member of LumiraDx’s board of directors since January 2018. He is currently President Emeritus and Senior Fellow at the Institute for Healthcare Improvement (“IHI”), a position he has held since 2014. From 1991 to 2010, Dr. Berwick served as the founding Chief Executive Officer of IHI. In 2015, Dr. Berwick was appointed as an international visiting fellow of the King’s Fund in the United Kingdom to advise on improvements on health and care in the NHS, a position he still holds. In 2010, he was appointed by former President Barack Obama as the Administrator of the Centers for Medicare and Medicaid Services, a position he held until 2011. Dr. Berwick served two terms on the Governing Council of the Institute of Medicine, (now the National Academy of Medicine), from 2002 to 2007, was a member of International Organization for Migration’s Global Health Board from 2002 to 2009, and served on former President Clinton’s Advisory Commission on Consumer Protection and Quality in the Healthcare Industry from 1996 to 1999. Dr. Berwick was Vice Chair of the U.S. Preventive Services Task Force (1990-1995), independent member of the American Hospital Association Board of Trustees (1996-1999), and Chair of the National Advisory Council of the Agency for Healthcare Research and Quality (1999-2001). He has also served as Clinical Professor of Pediatrics and Health Care Policy at Harvard Medical School and Professor Health Policy and Management at the Harvard School of Public Health. He currently serves as Lecturer in the Department of Health Care Policy at Harvard Medical School. Since October 2015, Dr. Berwick has served on the board of directors of National Research Corporation, a publicly traded healthcare information and market research services company. Dr. Berwick received an A.B. in social relations from Harvard College, an M.D. from the Harvard Medical School, and an M.P.P. from the Harvard Kennedy School. We believe that Dr. Berwick is qualified to serve as a director of LumiraDx based on his knowledge of the healthcare industry, health quality, and improvement requirements, as well as expertise in clinical medical sciences.

Troyen Brennan, M.D., M.P.H. Dr. Brennan has served as a member of LumiraDx’s board of directors since November 2016. Dr. Brennan served as Executive Vice President and Chief Medical Officer of CVS Health Corporation, from 2008 until his retirement in April 2022. From 2006 to 2008, Dr. Brennan served as Chief Medical Officer of Aetna Inc., where he was responsible for clinical policies, as well as that company’s full range of clinical operations, disease management programs and patient management services. From 1992 to 2006, Dr. Brennan held several positions with Brigham and Women’s Physician’s Organization, including as President and Chief Executive Officer. Dr. Brennan has also served as a Professor of Medicine at Harvard Medical School and Professor of Law and Public Health at Harvard School of Public Health. He is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Brennan received a B.S. from Southern Methodist University, a M.D. and a M.P.H. from Yale Medical School and a J.D. from Yale Law School. He also received a M.A. from Oxford University, where he was a Rhodes Scholar. We believe that Dr. Brennan is qualified to serve as a director of LumiraDx based on his medical and scientific experience and his knowledge of the healthcare industry.

Gerald L. Chan, Sc.D. has served as a member of LumiraDx’s board of directors since September 2020. Dr. Chan co-founded Morningside, a private investment group with venture, private equity and property investments, in 1986. In his career as a venture investor, he has invested in more than one hundred tech and biotech companies. He has served as a member of the Scientific Advisory Committee of Brigham and Women’s Hospital since 2018, the Global Advisory Council of Harvard University since 2012, the Dean's Board of Advisors of the Harvard T.H. Chan School of Public Health since 2011. He has been a trustee of Scripps Research Institute since 2016. Dr. Chan serves on the board of directors of Apellis Pharmaceuticals, Inc., Stealth BioTherapeutics Corp. and Hang Lung Group Limited. He previously chaired the Innovation Advisory Committee of Wellcome Trust from 2016 until 2020. Dr. Chan received his B.S. and M.S. degrees in engineering from the University of California, Los Angeles, and his Master's degree in medical radiological physics and Doctor of Science degree in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer

Institute. Dr. Chan was elected to membership in the American Academy of Arts and Sciences in 2017. We believe that Dr. Chan is qualified to serve as a director of LumiraDx based on his extensive experience in life science investments and serving on boards of directors.

Lu Huang, M.D. Dr. Huang has served as a member of LumiraDx’s board of directors since October 2018. Dr. Huang joined Morningside in 2003 and is currently in charge of Morningside Ventures’ healthcare investment activities in China. With over 19 years of experience in the venture capital industry, she has led more than 30 healthcare/life science investments in greater China and North America, ranging from bio-pharmaceutical, medical devices and in-vitro diagnostics sectors to healthcare services and IT. Before joining Morningside, Dr. Huang served as a Marketing Associate in the Public Relations & Marketing group at Continuum Health Partners in New York City, which provides integrated healthcare management services throughout the New York metropolitan region. Dr. Huang previously served on the board of directors of Stealth BioTherapeutics Corp., a publicly traded biotechnology company, from June 2018 to December 2020. Dr. Huang obtained her M.D. from Shanghai Jiao Tong University School of Medicine (formerly known as Shanghai Second Medical University) and subsequently worked at the University affiliated hospital. She holds an M.B.A. from St. John’s University. We believe that Dr. Huang is qualified to serve as a director of LumiraDx based on her knowledge of the healthcare industry and her business and management experience.

Lurene Joseph. Ms. Joseph has served as a member of LumiraDx’s board of directors since November 2016. Ms. Joseph has been a Director of Maraval Limited since 2015, providing consulting services to various blue chip organizations on housing, regeneration, socio-economic development. From 2012 to 2015, Ms. Joseph was Chief Executive of Leeds and Partners, a publicly funded inward investment agency. From 2004 to 2012, Ms. Joseph was an Executive Director and latterly Chief Executive of the London Development Agency, a regional body responsible for the economic growth of London including the land assembly and delivery for the London 2012 Olympics. In this position, Ms. Joseph rebuilt and reshaped the organization’s operations, driving improved outcomes with a focus on value for money, and working closely with business leaders, local authorities and with regional, national and international stakeholders. Ms. Joseph has also held various senior roles including Senior Vice President and sat on the Executive Management teams of Shell Oil Europe 1994 to 1999 and Texas Utilities Europe 1999 to 2003. In her early career, Ms. Joseph was a Research Associate at The Financial Research Centre of the University of Manchester Institute of Science and Technology. Over the last 15 years, Ms. Joseph has held various board and committee memberships with private and public sector companies. Ms. Joseph studied the Chartered Institute of Banker’s Examinations and received both a postgraduate Diploma in Business Analysis in 1984 and a M.B.A. from the University of Lancaster. We believe that Ms. Joseph is qualified to serve as a director of LumiraDx based on her financial and management experience.

Bruce Edward Keogh, K.B.E., M.D., F.R.C.S., F.R.C.P. Sir Bruce has served as a member of LumiraDx’s board of directors since January 2018. He is currently chair of the Birmingham Women’s and Children’s Hospitals in the United Kingdom, a position he has held since January 2018. Following a distinguished career as a cardiac surgeon and professor at University College London, Sir Bruce was appointed Director General in the Department of Health and Medical Director of the NHS in 2007, a role from which he migrated to the board of a new independent NHS Commissioning Board (NHS England) in 2013. As England’s most senior doctor between 2007 to 2018, he was responsible for overall clinical policy and strategy and innovation for the NHS. This included medical and dental care, diagnostics and pharmacy. From 2002 to 2007 he served as a Commissioner on the boards of the healthcare regulators the Commission for Health Improvement and the Healthcare Commission. He has served as President of the Society for Cardiothoracic Surgery in G.B. and Ireland, Secretary General of the European Association for Cardio-Thoracic Surgery, President of the Cardiothoracic Section of the Royal Society of Medicine and the board of directors of the Society of Thoracic Surgeons in the United States and the Council of the Royal College of Surgeons of England. Sir Bruce received a B.Sc. and M.B., B.S. (medical) degree and higher medical research degree from the University of London. He was knighted for services to medicine in 2003 and listed by the Sunday Times in 2014 as one of Britain’s 100 most influential people. We believe that Sir Bruce is qualified to serve as a director of LumiraDx based on his knowledge of the healthcare industry, health quality and improvement requirements as well as scientific and medical knowledge.

George Neble. Mr. Neble has served as a member of LumiraDx’s board of directors since July 2020. He currently works as a business advisor for high growth and emerging technology companies. From November 2012 to June 2017, Mr. Neble served as the Northeast Market Leader and Managing Partner of the Boston office of Ernst & Young LLP. From 2002 to 2012, Mr. Neble was a senior assurance partner at Ernst & Young LLP. He has served as a member of the board of directors of publicly traded companies EverQuote, Inc., since May 2018, and Intapp, Inc., since June 2021. From 1978 to 2002, Mr. Neble was an

Assurance Partner at Arthur Andersen serving primarily emerging and growth-oriented companies. He was previously a member of the board of directors of Real Goods Solar, Inc. from June 2019 until July 2021. Mr. Neble brings more than 40 years of accounting and auditing experience working with public and private companies. He is a Certified Public Accountant with extensive experience in accounting, SEC and financial reporting matters. Mr. Neble received a B.S. in accounting from Boston College. We believe that Mr. Neble is qualified to serve as a director of LumiraDx based on his knowledge of accounting and financial matters as well as audit functions.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Diversity

The composition of our board of directors currently includes two individuals who are diverse under the Nasdaq Listing Rule 5605(f) regarding board diversity, representing gender diversity of 20%, as presented in the below Board Diversity Matrix. Under Nasdaq Listing Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for LumiraDx Limited (As of March 31, 2023)
Total Number of Directors:	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	8	—	—
Part II: Demographic Background
Underrepresented race, ethnicity, nationality, culture or religious identity	2	—	—	—
LGBTQ+	—	—	—	—
None of the above	—	7	—	—
Did not disclose	—	1	—	—

B. Compensation

Compensation of Management Team and Directors

For the year ended December 31, 2022, the aggregate of cash compensation accrued or paid and benefits in kind provided to the members of our board of directors and our executive management team for services in all capacities was $4,729,304
(mainly comprised of salary paid to the management team). The total amount accrued or paid to provide pension, retirement or similar benefits for our officers for the fiscal year ended December 31, 2022 was $71,378 which amount is included in the total set forth above.

In January 2022, the compensation committee of our board of directors conducted a detailed review of the compensation of the Company's management team and directors. The purpose of this review was to reward and retain talent within the Company while driving long-term value for the Company and its shareholders. As a result of this review, the following actions were taken in order to more closely align the Company's compensation practices to those of its market peers:

•
the salaries of certain executive officers were increased, effective as of January 1, 2022;
•
on January 26, 2022, options to purchase common shares at an exercise price of $9.37 per common share, with vesting over a four-year period, were awarded to each member of the Company's management team with a title of director or above, including to the following members of our current executive management team: Veronique Ameye (360,000 common shares), Dorian LeBlanc (260,000 common shares), David Walton (224,000 shares) and Peter Scheu (224,000 common shares); and
•
on January 26, 2022, options to purchase 106,000 common shares at an exercise price of $9.37 per common share, with vesting over a four-year period, were awarded to the following members of our board of directors: Don Berwick, Lurene Joseph, Bruce Keogh and George Neble. On April 27, 2022, upon becoming an independent member of our board of directors, Troy Brennan received an option to purchase 106,000 common shares at an exercise price of $4.18 per common share, with vesting over a four-year period.

During the second half of the year ended December 31, 2022, the Company implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. As part of the Company's cost reduction efforts, the Company implemented a temporary 20% salary reduction for members of its executive management team, which became effective on July 11, 2022, and its board of directors, which became effective on August 1, 2022.

In October 2022, the Company approved (i) stock awards for certain key employees, including David Walton who received an option to purchase 25,000 common shares at an exercise price of $0.90 per common share, with vesting over a four-year period, and (ii) a one-time salary exchange program pursuant to which employees of the Company were permitted to exchange up to 30% of their salary for the period from December 1, 2022 until November 30, 2023 for options to purchase common shares. As part of the salary exchange program, on December 1, 2022, options to purchase common shares at an exercise price of $1.34 per common share, with vesting over a two-year period, were awarded to the following members of our current executive management team: Ron Zwanziger (370,800 common shares), Dave Scott (150,000 common shares), Jerry McAleer (300,000), Veronique Ameye (360,000 common shares), Dorian LeBlanc (300,000 common shares) and Peter Scheu (414,000 common shares).

The option awards described above were issued pursuant to our 2021 Plan (as defined below) and expire on the tenth anniversary of the date of grant.

Agreements with our Management Team

In part, the compensation amounts described above were paid pursuant to offer letters with each management team member located in the U.S. (Ron Zwanziger, Thomas Quinlan, Peter Scheu, Dorian LeBlanc, and Pooja Pathak) and employment agreements or statement of employment conditions with each management team member located in the U.K. (Nigel Lindner, Jerry McAleer, Dave Scott, David Walton, and Veronique Ameye). As a result of certain restructuring activities conducted by the Company in early 2023, Nigel Lindner and Thomas Quinlan remain employees of the Company but are not currently serving as members of our executive management team. Pooja Pathak resigned from her role with the Company effective as of April 21, 2023.

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

Founders’ Equity Awards

Our Founder Directors have contributed to the Company as investors, but unusually had not received any equity compensation since the Company was founded. After receiving independent professional advice on appropriate quantum and conditions, on January 15, 2021, the Company granted “founder options” over ordinary shares to each of our three Founder Directors. Each Founder Director was granted (i) a fully vested option over 5,235,851 ordinary shares with an exercise price of $16.96 per ordinary share and (ii) following shareholder approval obtained on February 1, 2021, an additional option over 2,819,577 ordinary shares with an exercise price of $17.05 per ordinary share, vesting over a two-year period subject to the satisfaction of certain performance conditions. These options expire on the tenth anniversary of the date of grant.

Equity Incentive Plans

Our directors and management team members received the option grants described above pursuant to the LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme (the “Consultant Plan”) and the LumiraDx Limited Unapproved Option Scheme with U.S. Appendix (the “Employee Plan” and, together with the Consultant Plan, the “Prior Equity Plans”). In September 2021, our 2021 Stock Option and Incentive Plan became effective upon completion of the Merger, and, following this effectiveness, no options can be granted under the Prior Equity Plans.

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

2021 Stock Option and Incentive Plan

Upon completion of the Merger, our 2021 Stock Option and Incentive Plan (the “2021 Plan”), became effective. The 2021 Plan allows our board of directors or the compensation committee to make equity-based and cash-based incentive awards to eligible individuals, as described in the 2021 Plan and below. The material terms of the 2021 Plan are summarized below.

We initially reserved 30,530,760 common shares (the “Initial Limit”), for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase each January 1, beginning on January 1, 2022, by an amount such that the number of shares reserved and available for issuance under the plan will equal 10% of the issued and outstanding number of ordinary shares and common shares on the immediately preceding December 31, or the Annual Increase. This number is subject to adjustment in the event of a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in our capitalization.

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

2021 Employee Stock Purchase Plan

Upon completion of the Merger, our 2021 Employee Stock Purchase Plan (the “ESPP”), became effective. Eligible employees located in the United States may elect to participate in the ESPP, and eligible employees located outside of the United States may elect to participate in a sub-plan to the ESPP intended for participants outside of the United States. The ESPP (but not any sub-plan thereof) is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except where noted, all references to the ESPP in this Annual Report shall be understood to refer to the ESPP and all of its sub-plans, collectively.

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

The ESPP operates by offering Participants the right to use accumulated payroll deductions to purchase common shares ("Purchase Options"), through a series of successive or overlapping offering periods (“Offering Periods”). Offering Periods under the ESPP are typically the consecutive three-month periods running concurrently with each calendar quarter during the year, although the Administrator may change the duration, frequency, start date and end date of Offering Periods in its discretion, provided that Offering Periods may not exceed 27 months. A Participant who enrolls in a given Offering Period under the ESPP will elect to have a set amount, or a Contribution, deducted from each paycheck during the Offering Period, and contributed to an account established for the Participant under the ESPP. A Participant’s Contributions during a single Offering Period may not exceed 15% of his or her compensation during that Offering Period, subject to an overall limit of $25,000 per calendar year. Notwithstanding the foregoing, with respect to Participants in an ESPP sub-plan located outside of the U.S. only, this $25,000 overall limit may be adjusted by the Administrator in its absolute discretion to account for currency exchange rate fluctuations or other reasons.

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

C. Board Practices

Board of Directors

LumiraDx’s board of directors is currently composed of ten members. As a foreign private issuer, under the listing rules of Nasdaq, LumiraDx is not required to have independent directors on our board of directors, except that the audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. LumiraDx’s board of directors has determined that, of its ten directors, no director other than Ron Zwanziger, Dave Scott, Ph.D. and Jerry McAleer, Ph.D., has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these other directors is “independent” as that term is defined under Nasdaq listing rules.

The terms of LumiraDx’s arrangements with BMGF and Morningside grant each of BMGF and Morningside the right to appoint a director to LumiraDx’s board of directors. Lu Huang is the designated director appointee of Morningside. BMGF has elected not to appoint a director at this time, but retains its right to appoint a director. Under the applicable arrangements, the appointment rights shall terminate once either party sells or no longer controls more than 25% of their respective initial holding of ordinary shares. Morningside and BMGF are also entitled to designate one person to attend all meetings of the board of directors in an observer capacity and receive all documents and materials that are provided to each director.

In accordance with the terms of the Amended and Restated Articles, the board of directors is divided into three groups designated as the Founder Directors and the Class I and Class II directors. Each of the Class I and Class II directors will serve staggered two-year terms. Upon the expiration of the term of either the Class I or the Class II directors, the directors in that class will be eligible to be re-elected for a new two-year term at the annual general meeting of shareholders in the year in which their term expires. Each term of a Class I or Class II director will continue until the election of his or her successor, or his or her earlier death, resignation, or removal (in accordance with the provisions of the Amended and Restated Articles). Any increase or decrease in the number of the Class I and Class II directors will be distributed among the two classes so as to make the two classes as nearly as equal in number as is reasonably practicable.

The classes are divided as follows:

•
the Class I directors are Donald Berwick, George Neble and Lu Huang, and their terms will expire at LumiraDx’s annual general meeting of shareholders to be held in 2024; and
•
the Class II directors are Bruce Keogh, Lurene Joseph, Gerald Chan and Troyen Brennan, and their terms will expire at LumiraDx’s annual general meeting of shareholders to be held in 2023.

The number of Founder Directors is three and is comprised of LumiraDx’s co-founders, Ron Zwanziger, Dave Scott and Jerry McAleer. The Founder Directors will remain in office until a Founder Director resigns or otherwise ceases to be a director in accordance with the provisions of the Amended and Restated Articles. Any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. In the event a Founder Director retires or otherwise ceases to be a director in accordance with the provisions of the Amended and Restated Articles, the appointment of any replacement Founder Director will require the approval of Ron Zwanziger (for and on behalf of each of the Founder Directors).

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

LumiraDx’s audit committee consists of George Neble, Lurene Joseph and Donald Berwick, and assists the board of directors in overseeing our accounting and financial reporting processes. George Neble serves as chairperson of our audit committee. The audit committee consists exclusively of members of the board of directors who are financially literate, and George Neble is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing rules. The board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Members will serve on the audit committee until their resignation or until otherwise determined by the board of directors.

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
•
preparing any report on compensation required under the rules and regulations of the SEC, Nasdaq, and any other rules and regulations applicable to the Company;
•
reviewing and approving incentive-compensation and equity-based plans;
•
overseeing the assessment of risks related to the Company's compensation policies and programs;
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

D. Employees

As of December 31, 2022, we had 1,210 employees (including contractors). Of these employees, 413 were in R&D, 387 were in manufacturing and service delivery, 254 were in sales and marketing and 156 were in general and administrative functions. As of December 31, 2022, 788 employees of these employees were located in the United Kingdom and 198 were located in the United States. As of December 31, 2022, 22 of our personnel, located in Austria, France, Belgium, were covered by collective bargaining agreements.

During the second half of the year ended December 31, 2022, we implemented cost reduction programs across all global functions to adjust to market conditions and focus on the launch of high value assays. On April 6, 2023, we announced our Strategic Refocus and Cost Restructuring Program aimed at reducing our scale and operations to pre-pandemic levels. Under this cost reduction program, we expect to further reduce our global workforce by approximately 40%, including full-time, part-time and contractor positions. The changes in workforce include adjusting to reduced COVID-19 related production volumes and focusing on streamlining operations in commercial and R&D activities while preserving core functions for revenue generation.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of LumiraDx’s common shares and ordinary shares, as of December 31, 2022, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding common shares and ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

The number of common shares and ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC (except as otherwise noted), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares and ordinary shares over which the individual has sole or shared voting power or investment power as well as any common shares and ordinary shares that the individual has the right to acquire within 60 days from December 31, 2022 through the exercise of any option, warrant or other right. For purposes of the disclosure in the following table, ordinary shares are listed on an unconverted basis, even though each ordinary share is convertible into one common share at any time, at the option of the relevant holder. See the section of this Annual Report titled “Item 10.B. Memorandum and Articles of Association” for further information on our dual class share structure and the rights attaching to our common shares and ordinary shares. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares and common shares held by that person based on information provided to us by such person. This table is based primarily on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding common shares beneficially owned is computed based on 154,224,500 common shares outstanding as of December 31, 2022. The percentage of outstanding ordinary shares beneficially owned is computed based on 164,321,766 ordinary shares outstanding as of December 31, 2022. Common shares and ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise noted, the business address of each beneficial owner is c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108.

	Ordinary Shares		Common Shares
Name of Beneficial Owner	Number of Shares	Percentage of Outstanding(1)	Number of Shares	Percentage of Outstanding(2)	Total Voting Power
Directors and Executive Officers of LumiraDx:
Ron Zwanziger and affiliated entities (3)	45,023,897	26.2%	5,409,166	3.5%	25.3%
Dave Scott (4)	18,021,055	10.5%	50	*	10.0%
Jerry McAleer (5)	15,087,210	8.8%	50	*	8.4%
Veronique Ameye and affiliated entities (6)	2,712,381	1.6%	134,960	*	1.5%
David Walton (7)	2,582,546	1.6%	56,100	*	1.4%
Dorian LeBlanc and affiliated entities (8)	2,103,183	1.3%	110,819	*	1.2%
Peter Scheu (9)	1,193,396	*	59,641	*	*
Donald Berwick (10)	353,773	*	26,500	*	*
Bruce Keogh (11)	353,773	*	26,500	*	*
Lurene Joseph (12)	353,773	*	26,500	*	*
Troyen Brennan (13)	353,773	*	-	-	*
George Neble (14)	309,551	*	61,589	*	*
Lu Huang	-	-	-	-	-
Gerald Chan	-	-	-	-	-
All directors and executive officers as a group (14 individuals)	88,448,311	49.9%	5,911,875	3.8%	49.5%

5% and Greater Shareholders:
Morningside entities (15)	24,296,120	14.8%	29,831,718	19.1%	15.2%
William Umphrey and Affiliates (16)	20,207,196	12.2%	11,334,093	7.3%	11.9%
Bill & Melinda Gates Foundation (17)	5,574,059	3.4%	14,285,714	9.3%	3.9%
Senvest Management, LLC (18)	5,575,474	3.4%	7,090,130	4.6%	3.5%
Petrichor Healthcare Capital Management LP (19)	3,195,284	1.9%	6,449,762	4.1%	2.1%

* Less than one percent.

(1)
The percentage of beneficial ownership is based on 164,321,766 ordinary shares outstanding and assumes that no ordinary shares are converted into common shares within 60 days of December 31, 2022. Under Rule 13d-3 of the Exchange Act, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of December 31, 2022 through the exercise of any option, warrant, conversion or any other right, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
(2)
The percentage of beneficial ownership is based on 154,224,500 common shares outstanding and assumes that no ordinary shares are converted into common shares within 60 days of December 31, 2022. Under Rule 13d-3 of the Exchange Act, beneficial ownership includes any common shares as to which the holder has sole or shared voting power or investment power and also any common shares which the holder has the right to acquire within 60 days of December 31, 2022 through the exercise of any option, warrant, conversion or any other right, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
(3)
Consists of (A) 45,023,897 ordinary shares, which includes (i) 37,184,803 outstanding ordinary shares, (ii) 488,561 ordinary shares issuable upon the exercise of the 2016 Warrants, and (iii) 7,350,533 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 5,409,166 common shares, which includes (i) 4,995,246 outstanding common shares, (ii) 197,051 common shares issuable upon the exercise of the 2020 Warrants, and (iii) 216,869 common shares issuable upon conversion of Convertible Notes. Includes securities owned by Zwanziger Family Ventures LLC and Zwanziger Ventures, entities controlled by Mr. Zwanziger and his spouse. Mr. Zwanziger and his spouse have shared voting and dispositive power over these shares.

(4)
Consists of (A) 18,021,055 ordinary shares, which includes (i) 10,670,522 outstanding ordinary shares, and (ii) 7,350,533 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B)

50 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(5)
Consists of (A) 15,087,210 ordinary shares, which includes (i) 7,736,677 outstanding ordinary shares, and (ii) 7,350,533 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 50 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(6)
Consists of (A) 2,712,381 ordinary shares, which includes (i) 91,272 outstanding ordinary shares, and (ii) 2,621,109 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 134,960 common shares, which includes (i) 44,910 outstanding common shares, and (ii) 90,050 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options. Includes securities owned by Jaiventures Limited, an entity controlled by Ms. Ameye and her spouse, and securities owned by Ms. Ameye's spouse over which she may be deemed to have shared voting power and dispositive power.

(7)
Consists of (A) 2,582,546 ordinary shares, which includes (i) 902,122 outstanding ordinary shares, and (ii) 1,680,424 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 56,100 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options. Includes securities owned by Mr. Walton's spouse over which he may be deemed to have shared voting power and dispositive power.
(8)
Consists of (A) 2,103,183 ordinary shares, which includes (i) 215,800 outstanding ordinary shares, and (ii) 1,887,833 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 110,819 common shares, which includes (i) 45,769 outstanding common shares, and (ii) 65,050 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options. Includes securities owned by Mohawk Investment Partners and Salem Rentals LLC, entities controlled by Mr. LeBlanc, and securities owned by Mr. LeBlanc's family members over which he may be deemed to have shared voting power and dispositive power.

(9)
Consists of (A) 1,193,396 ordinary shares, which includes (i) 55,188 outstanding ordinary shares, and (ii) 1,138,208 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 59,641 common shares, which includes (i) 3,591 outstanding common shares, and (ii) 56,050 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(10)
Consists of (A) 353,773 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 26,500 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(11)
Consists of (A) 353,773 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 26,500 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(12)
Consists of (A) 353,773 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 26,500 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(13)
Consists of 353,773 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(14)
Consists of (A) 309,551 ordinary shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options; and (B) 61,589 common shares, which includes (i) 35,089 outstanding common shares, and (ii) 26,500 common shares issuable within 60 days of December 31, 2022 upon exercise of outstanding options.

(15)
Consists of (A) 24,296,120 outstanding ordinary shares; and (B) 29,831,718 common shares, which includes (i) 27,464,978 outstanding common shares, and (ii) 2,366,740 common shares issuable upon the exercise of the 2020 Warrants, as reported in the Schedule 13D/A filed by Morningside Ventures Investments Limited on February 23, 2023. These securities are owned directly by MVIL LLC and Morningside Ventures Investments Limited. The address of MVIL LLC and Morningside Ventures Investments Limited is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue Des Citronniers, MC 98000, Monaco.

(16)
Consists of (A) 20,207,196 ordinary shares, which includes (i) 19,270,758 outstanding ordinary shares, and (ii) 936,438 ordinary shares issuable upon the exercise of the 2016 Warrants; and (B) 11,334,093 common shares, which includes (i) 10,934,684 outstanding common shares, and (ii) 399,409 common shares issuable upon the exercise of the 2020 Warrants, as reported in the Schedule 13D filed by Willard L. Umphrey on September 7, 2022. These securities are owned by (i) Willard L. Umphrey, (ii) Anne M. Umphrey, Mr. Umphrey’s spouse and (iii) Pensco Trust Company, a retirement account of Mr. Umphrey.

(17)
Consists of (A) 5,575,474 outstanding ordinary shares; and (B) 7,090,130 common shares, which includes (i) 5,019,344 outstanding common shares, and (ii) 2,070,786 common shares issuable upon the exercise of warrants, as reported in the Schedule 13G/A filed by Senvest Management, LLC on February 10, 2023. These securities are owed directly by Senvest Global (KY) LP, Senvest Master Fund LP and Senvest Technology Partners Master Fund LP. The address of the reporting persons is c/o Senvest Management, LLC, 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(18)
Consists of (A) 5,574,059 outstanding ordinary shares; and (B) 14,285,714 outstanding common shares, as reported in the Schedule 13D filed by the Bill & Melinda Gates Foundation on August 3, 2022. The address of the Bill & Melinda Gates Foundation is 500 Fifth Avenue North, Seattle, Washington 98109. Such beneficial ownership has been included on the basis that upon conversion of such ordinary shares, the Bill & Melinda Gates Foundation would beneficially hold more than 5% of the outstanding common shares (assuming no conversion of ordinary shares held by any other ordinary shareholder).

(19)
Consists of (A) 3,195,284 ordinary shares; and (B) 6,449,762 common shares, which includes (i) 5,660,848 outstanding common shares, and (ii) 788,914 common shares issuable upon the exercise of warrants, as reported in the Schedule 13G/A filed by Petrichor Healthcare Capital Management LP on February 13, 2023. These securities are owed directly by Petrichor Healthcare Capital Management LP, Petrichor Opportunities Fund I Intermediate LP and Petrichor Opportunities Fund LP. The address of Petrichor Healthcare Capital Management LP is 220 East 42nd Street, New York, NY 10017.

Holders

As of December 31, 2022, we had approximately 259 shareholders of record of our ordinary shares and 254 shareholders of record of our common shares. We estimate that as of December 31, 2022, approximately 66% of our outstanding ordinary shares are held by 187 U.S. record holders. We estimate that as of December 31, 2022, approximately 88% of our outstanding common shares are held by 224 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under the Section of this Annual Report titled “Item 6. Directors, Senior Management and Employees.”

Commercial Agreements

We entered into certain commercial agreements with BMGF, which are described in the section titled “Business— Strategic Partners and Manufacturing and Supply Agreements.”

Convertible Notes Offering

On March 3, 2022 we entered into privately negotiated subscription agreements with certain investors wherein we agreed to sell and the investors agreed to purchase $56.5 million of Convertible Notes. An affiliate of Ron Zwanziger, the Chief Executive Officer, co-founder and a director of the Company, purchased $2.0 million of Convertible Notes in the offering. See the section of this Annual Report titled “Item 5.B.—Liquidity and Capital Resources.”

Instrument Financing Agreement

On April 27, 2022, we entered into the Instrument Financing Agreement pursuant to which certain investors agreed to make certain investments in the Company to fund the purchase of additional Instruments, and in return, we agreed to pay certain Royalty Payments to such investors pursuant to the terms of the Instrument Financing Agreement. An affiliate of Willard L. Umphrey who, along with his affiliates, owns more than 5% of our common shares and ordinary shares, is an investor in the Instrument Financing Agreement. In addition, certain other investors that are a party to the Instrument Financing Agreement are funds established by U.S. Boston Capital Corporation of which Mr. Willard Umphrey is the Principal and Founder. Furthermore, certain employees of U.S. Boston Capital Corporation are also the principals of Pear Tree Partners L.P., which is the representative of the investors for the purposes of the Instrument Financing Agreement. See the section of this Annual Report titled “Item 5.B.—Liquidity and Capital Resources.”

July 2022 Equity Offerings

Public Offering

Pursuant to a prospectus dated July 20, 2022, forming a part of the Registration Statement on Form F-1 (File No. 333-266207) filed with the SEC on July 19, 2022 and declared effective on July 20, 2022, the Company completed an offering (the “Public Offering”) of 43,000,000 common shares at a public offering price of $1.75 per share (the “Public Offering Price”), raising gross proceeds of $75.3 million. On August 15, 2022, the underwriters in the Public Offering purchased 3,813,075 additional common shares following the partial exercise of the over-allotment option granted to them in the underwriting agreement relating to the Public Offering.

Certain related parties purchased common shares in the Public Offering, in each case at the Public Offering Price: (i) Morningside purchased 10,366,570 common shares; (ii) Zwanziger Family Ventures LLC, an affiliate of Ron Zwanziger, purchased 2,857,142 common shares; and (iii) William Umphrey purchased 5,714,285 common shares.

Private Placement

Pursuant to a subscription agreement (the “Subscription Agreement”) with BMGF, which completed substantially concurrently with the closing of the Public Offering, BMGF purchased from the Company in a private placement (the “Private Placement”), $25.0 million of our common shares at the Public Offering Price, subject to the terms and conditions set forth in the Subscription Agreement. The sale of common shares in the Private Placement was not registered under the Securities Act. In connection with the Private Placement, the Company and BMGF entered into an amended cooperation agreement. See “Item 4.B. Business Overview—Strategic Partners and Manufacturing and Supply Agreements—A&R Cooperation Agreement.”

The 14,285,714 common shares purchased by BMGF in the private placement transaction are “Registrable Securities” as that term is defined in the Amended and Restated Registration Rights Agreement, dated September 28, 2021, by and among the Company, CA Healthcare Acquisition Corp., CA Healthcare Sponsor LLC and certain other equityholders of the Company, and BMGF is entitled to the registration rights set forth therein with respect to such common shares.

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

LumiraDx is a holding company that does not conduct any business operations of its own. As a result, LumiraDx is dependent upon cash dividends, distributions and other transfers from its subsidiaries to make dividend payments, and such subsidiaries may be restricted in their ability to pay dividends or distributions, or make other transfers to us. In addition, the terms of the 2021 Senior Secured Loan preclude LumiraDx from paying cash dividends to its shareholders without the consent of Pharmakon.

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

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4.A. History and Development of the Company” and “Item 4.B. Business Overview.”

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

B. Memorandum and Articles of Association

See Exhibit 2.1 to this Annual Report for a description of our capital stock and our Amended and Restated Articles.

C. Material Contracts

For information on our material contracts, please see the section of this Annual Report titled “Item 4.B. Business Overview—Strategic Partners and Manufacturing and Supply Agreements.”

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

•
regulated investment companies or real estate investment trusts; and

•
tax-qualified retirement plans.

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

If LumiraDx redeems the public warrants for cash pursuant to the terms thereof or if LumiraDx purchases public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section of this Annual Report titled “Item 10.E. Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—U.S. Holders—Sale or Other Taxable Disposition of Common Shares or Public Warrants.”

Possible Constructive Distributions.

The terms of each public warrant provide for an adjustment to the number of common shares for which the public warrant may be exercised or to the exercise price of the public warrant in certain events. Depending on the circumstances, such adjustments may be treated as constructive distributions. An adjustment which has the effect of preventing dilution pursuant to a bona fide reasonable adjustment formula generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from LumiraDx if, for example, the adjustment increases the warrant holders’

proportionate interest in LumiraDx’s assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a taxable distribution of cash or other property to the holders of common shares. Any such constructive distribution would generally be subject to tax as described in the section of this Annual Report titled “Item 10.E. Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—U.S. Holders—Distributions on Common Shares” in the same manner as if the U.S. holders of the warrants received a cash distribution from LumiraDx equal to the fair market value of such increased interest resulting from the adjustment, and such U.S. holder would increase its basis in its public warrants in an amount equal to the amount of such constructive distribution that is treated as a dividend.

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

Based on the current and expected composition of LumiraDx’s income and assets and the value of LumiraDx’s assets, LumiraDx does not expect to be a PFIC for its taxable year ended December 31, 2022 or in the foreseeable future. However, no assurances regarding LumiraDx’s PFIC status can be provided for the taxable year ended December 31, 2022 or any future taxable years. The determination of whether LumiraDx is a PFIC for any taxable year is a fact-intensive determination that can only be made after the end of each year, and will depend on the composition of its income and assets and the value of its assets from time to time (including the value of its goodwill, which will generally be determined in part by reference to the market price of the common shares, which may fluctuate considerably). The composition of LumiraDx’s income and assets will also be affected by the amount of cash that it raises in any future offerings or other financing transactions. Because the value of LumiraDx’s goodwill will generally be determined by reference to its market capitalization, LumiraDx could become a PFIC for any taxable year if the price of its common shares declines significantly while LumiraDx holds a substantial amount of cash and financial investments. LumiraDx also could become a PFIC if it does not generate sufficient income from its business in any taxable year relative to the amount of passive income that it generates in such taxable year. In addition, the application of the PFIC rules is subject to some uncertainties and the proper characterization of certain items of its income and assets is not entirely clear. Accordingly, there can be no assurance that LumiraDx will not be a PFIC for its taxable year ended December 31, 2022 or any future taxable year. No belief is expressed regarding LumiraDx’s PFIC status with respect to any U.S. holder that acquired equity interests (or options or other rights to acquire equity interests) in LumiraDx prior to the taxable year ended December 31, 2022.

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

Non-U.S. Holders

Tax Consequences of Distributions

Distributions paid to a non-U.S. holder in respect of common shares (and constructive distributions paid to a non-U.S. holder in respect of public warrants, as described in the section of this Annual Report titled “Item 10.E. Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—U.S. Holders—Possible Constructive Distributions”) generally will not be subject to U.S. federal income tax, unless the distributions are treated as dividends and are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). Dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate, but will not be subject to the gross basis U.S. federal income tax described above, as long as the non-U.S. holder provides proper certification (generally on an IRS Form W-8ECI).

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

Exercise, Lapse or Redemption of a Public Warrant

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a public warrant, or the lapse of a public warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a public warrant by a U.S. holder, as described under the section of this Annual Report titled “Item 10.E. Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—U.S. Holders—Exercise, Lapse or Redemption of a Public Warrant,” although, the U.S. federal income tax treatment for a non-U.S. holder of a redemption of public warrants for cash (or if LumiraDx purchases public warrants in an open market transaction), or to the extent that a cashless exercise results in a taxable exchange, would be similar to those described in the section of this Annual Report titled “Item 10.E. Certain Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and the Ownership and Disposition or Conversion of Public Warrants—Non-U.S. Holders—Tax Consequences of Sale or Other Taxable Disposition.”

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the section of this Annual Report titled “Item 5.E. Critical Accounting Estimates—Quantitative and Qualitative Disclosures about Market Risk.”

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

None.

B. Arrears and Delinquencies

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022. Based on this evaluation, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to material weaknesses in internal control over financial reporting, as described below.

Notwithstanding such material weaknesses in internal control over financial reporting, our management concluded that our consolidated financial statements in this Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by a company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of control systems, internal control over financial reporting, no matter how well designed and operated, may not prevent or detect misstatements. In addition, projections of any evaluation as to the effectiveness of such controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of December 31, 2022.

During management’s assessment of our internal control over financial reporting, management determined that there were material weaknesses in internal control over financial reporting related to insufficient resources and insufficient risk assessment, which resulted in (i) insufficient segregation of duties related to the posting of manual journal entries, and (ii) the lack of documented evidence for management review controls related to significant accounting estimates and judgements. These material weaknesses could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Notwithstanding the material weaknesses in internal control over financial reporting, our Chief Executive Officer and Chief Financial Officer have concluded that our consolidated financial statements in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth Company under the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

We have taken, and continue to take, steps to remediate the material weaknesses described above and to strengthen our control environment. Although we believe that we have made significant progress in relation to the material weaknesses, we have not completed all of the corrective processes, procedures and related remediation including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period of time. The steps taken during the year ended December 31, 2022, included the following: (i) engaged external third parties to assist with the effective operation of our redesigned internal control framework, (ii) developed and implemented certain measures to enhance the Company internal controls and reporting procedures, and (iii) hired more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework. However, following a number of restructuring projects that we have undertaken since December 31, 2021, the size of the Company's finance team, and its ability to engage third party experts for financial reporting and internal control purposes, have both been reduced.

Although we have taken the steps described above, as of December 31, 2022, we were still in the process of implementing our internal control system. The initiatives we are implementing to remediate the material weaknesses are subject to continued management review and testing. We believe these measures will remediate the control deficiencies.

The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe that the actions we take will be effective in remediating the material weakness described above and we will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website at www.lumiradx.com. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2021	2022
	(in thousands)
Audit Fees	$1,441	$1,574
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,441	$1,574

For the years ended December 31, 2021 and 2022, KPMG LLP, London, United Kingdom, was the Company’s auditor.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Annual Report.

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

2.1*	Description of Securities.

2.2

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

2.4

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

2.5

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

2.11

Deed of Amendment, dated June 17, 2022, of a Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated September 28, 2021, by and among LumiraDx Limited, BPCR Limited Partnership and Biopharma Credit Investments V (Master) LP (incorporated by reference to Exhibit 4.2 to the Company’s Form 6-K (File No. 001-40852) filed with the SEC on June 21, 2022).

2.12

Amended and Restated Registration Rights Agreement, dated as of September 28, 2021, by and among LumiraDx Limited, CAH, Sponsor and the other parties named therein (incorporated by reference to Exhibit 4.4 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on September 29, 2021).2

2.13

Registration Rights Agreement, dated as of March 3, 2022, by and among LumiraDx Limited and the Investors party thereto (incorporated by reference to Exhibit 4.3 to the Company's Form 6-K, filed with the SEC on March 3, 2022).

2.14

Indenture (including form of Note as Exhibit A), dated as of March 3, 2022, by and between LumiraDx Limited and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 6-K, filed with the SEC on March 3, 2022).

2.15	Form of 6.00% Convertible Senior Subordinated Notes due 2027 (included within Exhibit 4.1 to the Company's Form 6-K filed with the SEC on March 3, 2022, which is incorporated be reference herein).

2.16	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 6-K, filed with the SEC on March 1, 2022).

2.17

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

2.18

First Amendment to Loan Agreement, dated as of March 28, 2022 by and among LumiraDx Investment Limited, as borrower, BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form F-1 (File No. 333-266207) filed with the SEC on July 19, 2022).

2.19

Second Amendment to Loan Agreement, dated as of June 17, 2022 by and among LumiraDx Investment Limited, as borrower, BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 001-40852) filed with the SEC on June 21, 2022).

2.20

Third Amendment to Loan Agreement, dated as of July 18, 2022 by and among LumiraDx Investment Limited, as borrower, BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form F-1 (File No. 333-266207) filed with the SEC on July 19, 2022).

2.21

Fourth Amendment and Waiver to Loan Agreement, dated February 22, 2023, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 001-40852) filed with the SEC on February 22, 2023).

2.22*

Fifth Amendment to Loan Agreement, dated March 1, 2023, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

2.23

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

4.4#	LumiraDx Limited 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on September 29, 2021).

4.5#	LumiraDx Limited 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.6 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on September 29, 2021).

4.6#

Aegle Care (Holdings) Limited EMI Option Scheme (incorporated by reference to Exhibit 10.20 to Post-effective Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on September 27, 2021).

4.7#

LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.8#

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

4.10†

Royalty Agreement, dated as of April 27, 2022, by and among LumiraDx Limited, USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC, Pacific Premier Trust Custodian FBO Willard L. Umphrey and Pacific Premier Trust Custodian FBO Leon Okurowski ROTH IRA (a trust account of Leon Okurowski) and Pear Tree Partners, L.P. (incorporated by reference to Exhibit 10.25 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on April 13, 2022).

4.11*

Side Letter to Royalty Agreement, dated January 26, 2023, by and among LumiraDx Limited, USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC, Pacific Premier Trust Custodian FBO Willard L. Umphrey and Pacific Premier Trust Custodian FBO Leon Okurowski ROTH IRA (a trust account of Leon Okurowski) and Pear Tree Partners, L.P.

4.12*	Preferred Share Investor Rights Letter, dated July 17, 2018, by and between LumiraDx Limited and Morningside Venture Investments Limited.

4.13*	Preferred Share Investor Rights Letter, dated July 17, 2018, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation.

4.14†

Note Purchase Agreement, dated as of October 17, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation, and the Unsecured Subordinated Promissory Note issued thereunder (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.15†

Grant Agreement, dated as of November 5, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.16†*	Amendment 2, dated as of November 30, 2022, to the Grant Agreement, dated as of November 5, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation.

4.17†

Grant Agreement, dated as of October 6, 2020, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.18†

Grant Agreement, dated as of November 7, 2020, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.19†*	Grant Agreement, dated as of November 30, 2022, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation.

4.20†

Subscription Agreement, dated July 19, 2022, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 4.19 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on April 13, 2022).

4.21†

Second Amended and Restated Letter Agreement, dated July 25, 2022,by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (included within Exhibit 4.19 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on April 13, 2022, which is incorporated be reference herein).

4.22†

Exclusivity Agreement, dated as of August 3, 2018, by and between LumiraDx Limited and CVS Pharmacy, Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-257745) filed with the SEC on July 7, 2021).

4.23†

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

4.25*	Minute of Extension, Variation and Grant of Lease, dated as of April 29, 2022, by and between LumiraDx UK Limited and the Ashtenne Industrial Fund Limited Partnership.

4.26

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

4.27†

Lease, dated as of September 20, 2020, by and among BNP Paribas Depositary Services (Jersey) Limited and BNP Paribas Depositary Services Limited, as Trustees of the Mayfair Capital Commercial Property Trust, and LumiraDX UK LTD (incorporated by reference to Exhibit 4.30 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on April 13, 2022).

4.28†

Lease, dated as of December 7, 2020, by and among Drawbridge Nancy Ridge, LLC, and LumiraDX, Inc., as amended on August 17, 2021 (incorporated by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-40852) filed with the SEC on April 13, 2022).

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

Date: May 1, 2023

LumiraDx Limited

By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chief Executive Officer, Chairman, and Director

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

of LumiraDx Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of LumiraDx Limited and subsidiaries (the Company) as of December 31, 2022 and 2021 the related consolidated statements of profit and loss and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses and in a net liability position. The Company’s ability to continue as a going concern is dependent on its ability to obtain waivers of covenant violations or restructure its existing debt obligations and raise additional capital which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

London, United Kingdom

May 1, 2023

LUMIRADX LIMITED

Consolidated Statement of Profit and Loss and Comprehensive Loss

		YEAR ENDED DECEMBER 31, 2020	YEAR ENDED DECEMBER 31, 2021	YEAR ENDED DECEMBER 31, 2022
	Note	(in thousands, except share and per share data)
Revenue	4	$139,153	$421,428	$254,476
Cost of Sales	4	(86,206)	(269,888)	(289,778)
Impairment of property, plant and equipment and write down of excess inventories		-	-	(96,324)
Other costs of sales		(86,206)	(269,888)	(193,454)
Gross Profit/(Loss)		52,947	151,540	(35,302)
Research and development expenses		(107,539)	(130,221)	(141,630)
Selling, marketing and administrative expenses		(46,129)	(130,520)	(144,515)
Listing expenses	28	-	(36,202)	-
Operating Loss		(100,721)	(145,403)	(321,447)
Finance income	6	22,500	165,426	14,619
Finance expense	6	(172,722)	(117,934)	(136,457)
Net finance (expense)/income		(150,222)	47,492	(121,838)
Loss before Tax		(250,943)	(97,911)	(443,285)
Tax credit/(expense) for the period	7	9,946	(2,844)	(4,320)
Loss for the period		$(240,997)	$(100,755)	$(447,605)
(Loss)/Gain attributable to non-controlling interest	9	(17)	174	188
Net loss attributable to equity holders of parent—basic and diluted		$(240,980)	$(100,929)	$(447,793)
Net loss per share attributable to equity holders of parent—basic and diluted	8	$(1.82)	$(0.62)	$(1.59)
Weighted-average number of Ordinary and Common Shares used in loss per share—basic and diluted	8	132,192,880	163,255,784	282,242,144
Other Comprehensive Loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences - foreign operations		(17,560)	199	39,732
Total Comprehensive loss for the year		(258,557)	(100,556)	(407,873)
Total comprehensive loss attributable to:
Equity holders of the parent		(258,544)	(100,730)	(408,061)
Non-controlling interest	9	(13)	174	188
Total		$(258,557)	$(100,556)	$(407,873)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Financial Position

		AS OF DECEMBER 31, 2021 Restated*	AS OF DECEMBER 31, 2022
	Note	(in thousands, except share data)
ASSETS
Non–Current Assets
Intangibles and goodwill	10	$37,048	$32,170
Right-of-use assets	24	27,746	16,580
Property, plant and equipment	11	173,397	113,406
Investment in sublease	24	-	11,421
Other non-current assets		569	497
Total Non-Current Assets		238,760	174,074
Current Assets
Inventories	12	149,055	89,965
Tax receivable	7	15,022	20,987
Trade and other receivables	13	109,798	55,977
Cash and cash equivalents		132,145	100,010
Total Current Assets		406,020	266,939
TOTAL ASSETS		$644,780	$441,013
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	17	$(301,129)	$(366,479)
Government and other grants	21	(20,992)	(15,769)
Instrument Financing Agreement	25	-	(49,158)
Lease liabilities		(25,514)	(22,303)
Stock warrants		(10,407)	(339)
Deferred tax liabilities	19	(779)	(542)
Total Non-Current Liabilities		(358,821)	(454,590)
Current Liabilities
Debt due within one year	17	(191)	(76)
Government and other grants	21	(17,949)	(16,296)
Trade and other payables	20	(99,641)	(66,277)
Lease liabilities due within one year		(5,582)	(9,149)
Total Current Liabilities		(123,363)	(91,798)
Equity
Share capital and share premium	14	(754,023)	(858,085)
Foreign currency translation reserve		19,706	(20,026)
Other reserves	14	(104,957)	(105,585)
Accumulated deficit		676,223	1,088,804
Total equity attributable to equity holders of the parent		(163,051)	105,108
Non-controlling interests	9	455	267
Total Equity		(162,596)	105,375
TOTAL EQUITY AND LIABILITIES		$(644,780)	$(441,013)

* - Government and other grants have been restated due to a presentational error - see Note 21.

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands)
Balance at January 1, 2020	$—	$152,691	$(2,341)	$66,883	$(369,868)	$(152,635)	$(194)	$(152,829)
Loss for the period	—	—	—	—	(240,980)	(240,980)	(17)	(240,997)
Other comprehensive loss
Currency translation differences	—	—	(17,564)	—	—	(17,564)	4	(17,560)
Total comprehensive loss for the period	—	—	(17,564)	—	(240,980)	(258,544)	(13)	(258,557)
Equity compensation plans	—	—	—	—	3,191	3,191	—	3,191
Issue of other equity instruments	—	—	—	32,938	—	32,938	—	32,938
Shares issued on exercise of share options	—	41	—	—	—	41	—	41
Transactions with owners, recognized directly in equity	—	41	—	32,938	3,191	36,170	—	36,170
Changes in non-controlling interests	—	-	—	—	—	—	—	-
Balance at December 31, 2020	—	152,732	(19,905)	99,821	(607,657)	(375,009)	(207)	(375,216)
Balance at January 1, 2021	$—	$152,732	$(19,905)	$99,821	$(607,657)	$(375,009)	$(207)	$(375,216)
Loss for the period	—	—	—	—	(100,929)	(100,929)	174	(100,755)
Other comprehensive loss
Currency translation differences	—	—	199	—	—	199	—	199
Total comprehensive loss for the period	—	—	199	—	(100,929)	(100,730)	174	(100,556)
Equity compensation plans	—	—	—	—	33,909	33,909	—	33,909
Issue of other equity instruments	—	—	—	5,136	—	5,136	—	5,136
Shares issued on exercise of share options	—	104	—	—	—	104	—	104
Conversion of debt and preferred shares in merger	—	576,210	—	—	—	576,210	—	576,210
Shares issued in merger	—	24,977	—	—		24,977	—	24,977
Transactions with owners, recognized directly in equity	—	601,291	—	5,136	33,909	640,336	—	640,336
Changes in non-controlling interests	—	—	—	—	(1,546)	(1,546)	(422)	(1,968)
Balance at December 31, 2021	$—	$754,023	$(19,706)	$104,957	$(676,223)	$163,051	$(455)	$162,596
Balance at January 1, 2022	$—	$754,023	$(19,706)	$104,957	$(676,223)	$163,051	$(455)	$162,596
Loss for the period	—	—	—	—	(447,793)	(447,793)	188	(447,605)
Other comprehensive loss
Currency translation differences	—	—	39,732	—	—	39,732	—	39,732
Total comprehensive loss for the period	—	—	39,732	—	(447,793)	(408,061)	188	(407,873)
Equity compensation plans	—	—	—	—	35,212	35,212	—	35,212
Issue of shares in public offering	—	97,998	—	—	—	97,998	—	97,998
Issue of other equity instruments	—	—	—	628	—	628	—	628
Shares issued on employee stock purchase program	—	1,795	—	—	—	1,795	—	1,795
Shares issued on exercise of share options	—	4,269	—	—	—	4,269	—	4,269
Transactions with owners, recognized directly in equity	—	104,062	—	628	35,212	139,902	—	139,902
Changes in non-controlling interests	—	—	—	—	—	—	-	—
Balance at December 31, 2022	$—	$858,085	$20,026	$105,585	$(1,088,804)	$(105,108)	$(267)	$(105,375)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Cash Flows

	YEAR ENDED DECEMBER 31, 2020	YEAR ENDED DECEMBER 31, 2021	YEAR ENDED DECEMBER 31, 2022
	(in thousands, except share data)
Cash Flows from Operating Activities
Loss for the period	$(240,997)	$(100,755)	$(447,605)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	8,527	22,868	31,302
Amortization	2,387	2,827	1,985
Impairment of property, plant and equipment	-	-	49,437
Write-down of excess inventories	-	-	46,887
Net finance expenses	126,774	(63,625)	121,848
Equity based share based payment transactions	3,191	33,909	35,212
Increase in research and development tax credit receivable	(11,269)	(4,663)	(7,551)
Research and development tax credit received, net of tax paid	5,366	9,831	(2,410)
Accrued preferred shares dividends	23,578	16,156	-
Listing charge	-	27,607	-
Changes to working capital:
Inventories	(73,302)	(66,874)	(2,267)
Trade and other receivables	(95,531)	(2,320)	53,323
Trade payables and other liabilities	101,949	(9,544)	(42,269)
Net Cash used in Operating Activities	(149,327)	(134,583)	(162,108)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(64,381)	(106,346)	(24,983)
Net Cash used in Investing Activities	(64,381)	(106,346)	(24,983)
Cash Flows from Financing Activities
Proceeds from issuance of share capital	-	38,568	97,998
Proceeds from issuance of convertible notes, net of issuance costs	70,917	-	54,010
Proceeds from instrument financing agreement	-	-	41,500
Proceeds from issuance of preferred shares	162,401	-	-
Proceeds from debt issuance, net of issuance costs	62,391	361,830	-
Shares issued on the exercise of share options	41	104	4,269
Shares issued on employee stock purchase plan	-	-	1,795
Receipt of principal portion of lease receivable	-	-	615
Cash interest paid, net of interest received	(12,114)	(29,894)	(27,229)
Early extinguishment of debt	(3,600)	(3,637)	-
Cash issued for non-controlling interest	-	(1,968)	-
Repayment of lease liabilities	(3,054)	(5,429)	(6,863)
Repayments of instrument financing agreement	-	-	(632)
Repayments of debt	(40,396)	(140,552)	(174)
Net Cash generated from Financing Activities	236,586	219,022	165,289
Net (Decrease) / Increase in Cash and Cash Equivalents	$22,878	$(21,907)	$(21,802)
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the year	$139,387	$161,172	$132,145
Exchange loss on cash and cash equivalents	(1,093)	(7,120)	(10,333)
Net Increase / (decrease) in cash and cash equivalents	22,878	(21,907)	(21,802)
Cash and Cash Equivalents at the end of the year	$161,172	$132,145	$100,010
The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. GENERAL INFORMATION

These consolidated financial statements are the annual financial statements of LumiraDx Limited (“the Company”) and its subsidiaries (“the Group”) (“the Financial Statements”).

The Company is an exempted company limited by shares incorporated in the Cayman Islands (registered number 314391) with registered offices situated at the offices of Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108. The subsidiaries of the Company are listed in Note 9.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are set out below. These policies have been consistently applied, unless otherwise stated.

2.1 Basis of preparation of Financial Statements

The Financial Statements of LumiraDx Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Financial Statements were authorized for issue by the Board on May 1, 2023.

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

During the year ended December 31, 2022 the Group incurred a loss for the year of $447,605 (2021: $100,755), and operating cash outflows of $162,108 (2021: $134,583). As of December 31, 2022 the Group had net liabilities of $105,375 (2021: ($162,596)). The Group has financed its operations principally through issuances of debt and equity securities, and the Group requires ongoing additional funding to continue to develop its commercial operations and research and development projects for future products.

The directors have prepared cash flow forecasts for a period of at least 12 months from the date of approval of these financial statements which indicate that the Group will require additional funding to continue as a going concern and that the covenants on the 2021 Senior Secured Loan will not be met. Therefore, the Group would be required to obtain waivers of covenant violations or restructure existing debt obligations.

The 2021 Senior Secured Loan matures in March 2024 and contains customary covenants including achieving certain revenue levels throughout the term of the loan and maintaining minimum liquidity levels. On June 17, 2022, the Group entered into a second amendment to the 2021 Senior Secured Loan, to provide for, among other things, immediate revisions to the minimum net sales and the minimum liquidity covenants. On February 22, 2023, the Group entered into a fourth amendment to the 2021 Senior Secured Loan to provide for a waiver of the quarterly revenue covenant for March 31, 2023 and for the minimum liquidity covenant through June 15, 2023. For the remaining 2023 revenue covenant and quarterly

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

liquidity levels, the Group’s short-term revenue prospects and liquidity levels will vary with the amount of demand for its SARS-CoV-2 products as well as the Group’s ability to increase sales for non-SARS-CoV-2 products but the current forecasted combined revenue amounts are not expected to be sufficient to meet the existing covenants.

The directors believe that the Company will be able to obtain waivers of covenant violations, and either restructure the existing obligations or raise additional capital, although there are no guarantees that these will be achieved. Therefore, the directors believe the Group and the Company will be able to meet their liabilities as they fall due for the going concern period and have therefore prepared the financial statements on a going concern basis. As discussed in Note 30, the Group has also taken steps through its Strategic Refocus and Cost Restructuring Program to further reduce costs.

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

2.2 Basis of consolidation

The consolidated Financial Statements consolidate the Financial Statements of LumiraDx Limited and its subsidiary undertakings made up to December 31, 2022, 2021, and 2020.

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

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the consolidated statement of comprehensive loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

with IFRS 9 in the consolidated statement of comprehensive loss. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

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

Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive loss.

2.4 Changes in accounting policy and disclosure

In 2022 the Group did not implement, nor were they aware of, any new accounting pronouncements that had a material impact on the Group’s financial statements.

2.5 Revenue recognition

The Group’s revenue is generated primarily from the sale of diagnostic products, including instruments and consumables. The Group’s services revenue includes the maintenance on software licenses, access to hosted cloud offerings and training, support and other services related to the Group’s diagnostic products.

Revenue from the sale or lease of goods and services rendered are recognized when a promise in a customer contract (“Performance Obligation”) has been satisfied by transferring control of the promised goods and services to the customer. Control of a promised good or service refers to the ability to direct the use of, and to obtain substantially all of the remaining benefits from, those goods or services. Control is usually transferred upon shipment or upon receipt of goods by the customer, or as services are rendered, in accordance with the delivery and acceptance terms agreed with the customers. The amount of revenue to be recognized (“Transaction Price”) is based on the consideration the Group expects to receive in exchange for its goods and services, excluding amounts collected on behalf of third parties such as value added taxes or other taxes directly linked to sales. If a contract contains more than one Performance Obligation, the Transaction Price is allocated to each Performance Obligation based on their relative standalone selling prices.

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

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where such items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit and loss and comprehensive loss. All foreign exchange gains and losses are presented in the income statement within Finance income and Finance expense.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as comprehensive loss follows:

•
assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position;
•
income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•
all resulting exchange differences are recognized in other comprehensive loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive loss.

2.8 Property, Plant and Equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of Profit and Loss and Comprehensive Loss during the financial period in which they are incurred. No depreciation is charged on assets in the course of construction ahead of being available for use.

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

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the Statement of Profit and Loss and Comprehensive Loss.

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

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are recorded as an operating expense in the Consolidated Statement of Profit and Loss and Comprehensive Loss.

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

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Currently the Group operates in a single segment and the goodwill is assessed at a single CGU.

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

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

(c) Intangible assets acquired in a Business Combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Separately recognized intangible assets comprise customer relationships and contracts, supplier relationships, technology and software. Amortization is calculated using the straight line method over the intangible assets estimated useful life. Customer related intangibles and supplier relationships are amortized over 7 to 10 years. Technology and software are amortized over 8 to 10 years.

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

Financial liabilities held at FVTPL are initially recognized at fair value. After initial recognition, these financial liabilities are re-measured at FVTPL using an appropriate valuation technique.

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

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. Where there has been a significant modification of a financial liability the Group derecognizes the original financial liability and recognizes the modified liability at fair value with any difference between the amortized cost of the derecognized liability and the fair value of the modified liability being recognized in comprehensive loss.

(d) Impairment of financial assets

The Group recognizes loss allowances for expected credit losses ("ECLs") on financial assets measured at amortized cost.

The Group measures loss allowances at an amount equal to lifetime ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Write-offs

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

2.12 Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods, work in process includes raw materials, direct labor and other directly attributable costs and overheads based upon the normal capacity of production facilities. Cost is determined using the weighted average method. Net realizable value is the estimated selling price less cost to completion and selling expenses. The Group has concluded that inventory provisions are a critical estimate, see Note 3 for further information.

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

2.15 Trade and other payables

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

2.16 Provisions and charges

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The present value of the liability is remeasured at the reporting date.

2.17 Government and other grants

Government and other grants are included within deferred government and other grants in the balance sheet and credited to the profit and loss account on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

The Group has elected to present grants as a reduction to the related expense line.

2.18 Borrowing costs

Borrowing costs are recognized in the Consolidated Statement of Profit and Loss and Comprehensive Loss in the period in which they are incurred.

2.19 Share capital

Ordinary Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition. The Company’s Series A Preferred Shares have been classified as a compound financial instrument as described in Note 16. The Company’s Series B Preferred Shares have been classified as financial liability held at FVTPL.

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger with CAH, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, ordinary shares and common shares at a ratio of 1.60806264:1.

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

Fair Value of Share Options

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	2021		2022
	Share Options		Share Options	ESPP
	Employees	Founders	Employees
Grant date fair value ($)	1.37 to 4.02	1.26 to 2.85	0.90 to 9.37	0.97 to 8.79
Exercise price ($)	9.89 to 16.39	16.96 to 17.05	0.90 to 9.37	0.82 to 7.47
Volatility	40.0%	40.0%	40.0%	40.0%
Dividend yield	—	—	—	—
Expected life of option (years)	4-6.25	4-6.25	5.75-6.25	0.25-1.00
Annual risk free interest rate	0.78-1.22%	0.78-1.22%	1.75-4.15%	0.05-4.66%
Total fair value of options granted	$8,567	$43,887	$112,147	$1,864

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

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the Consolidated Statement of Profit and Loss and Comprehensive Loss, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.22 Pension Obligations

The Group makes contributions to defined contribution pension plans for employees. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expense when they are paid. In 2022 expenses for the Group’s defined contribution plans were $3,420 (2021: $3,111, 2020: $1,569).

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

Judgements

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

Estimates

Inventory Reserve

The Group maintains an allowance for excess or obsolete inventories. The allowance is based on a review of inventory materials on hand, which the Group compares with estimated future usage. In addition, the Group reviews the inventories and compares parts costs with current market value and writes down any parts with costs in excess of current market value to net realizable value. Provisions for inventories of $90,399 (2021: $22,829) are recorded in the balance sheet within inventory.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

The Group evaluates the carrying value of inventory relative to a number of factors including lower estimated usage of on hand inventory driven by declining COVID testing volumes, the Amira product line not currently being developed and the shelf life of products. The reserve against test strips and test strip materials as of December 31, 2022 was $38,589 against a gross amount of $69,573. Within the reserve, $37,805 was related to expiration or usage related estimates. Key estimates for the inventory reserve are mainly related to expected future sales of COVID products. In making these estimates, inputs selected include future product sales estimates and the ability of the Group to extend the shelf life of raw material inputs subject to expiration dates. The Group has considered the nature of these estimates and concluded that it is possible, on the basis of existing knowledge, that near term sales of COVID products or the ability to extend expiry dates may be different from the Group’s assumptions and judgments applied as of December 31, 2022, and could require a material adjustment to the carrying amount of test strips and test strip materials in the next fiscal year.

The Group is able to service Instruments returned by customers. The gross amount of returned instruments as of December 31, 2022 was $35,745 (2021: $15,522). The Group has estimated the number of returned instruments that they anticipate being able to service or remanufacture and have reserved against those instruments not expected to be serviced or remanufactured. The reserve against returned instruments as of December 31, 2022 was $26,809 (2021: $7,761). The inability of the Group to service or remanufacture any of these instruments could result in a further reserve of up to $8,936. If the Group is able to achieve better than anticipated yield on instrument servicing or remanufacturing the reserve could require a material reduction accordingly in the next fiscal year.

Inventory provision estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates may need to be adjusted, with an effect on sales and earnings in the period of the adjustment. Actual results could differ materially from these estimates.

Property, Plant and Equipment Impairments

In 2022 the Group recorded an impairment charge against property, plant and equipment. The Group evaluated its available manufacturing capacity for Platform test strips with both in service production lines and production lines acquired but not yet in service. After the impairment charge, the Group has $2,976 in net book value related to assets subject to impairment, $29,318 in net book value related to test strip manufacturing equipment currently in service, and $17,904 in net book value related to test strip manufacturing equipment not yet placed in service. The recoverable amount for the remaining unimpaired manufacturing equipment not yet placed in service was determined as the value in use of these assets. The key assumption in determining the value in use is the expected number of test strips to be manufactured on this equipment over the next five years. The amount of available test strip manufacturing capacity was compared to expected production needs over the next five years. Key assumptions for the expected production needs are mainly related to expected future sales of products. In making these assumptions, inputs selected include future product sales estimates, the ability to release additional products, manufacturing yields and production efficiency. If actual future results vary, including if management's plans for utilization of the asset change from their current plans, additional impairment of $17,904 could be realized. Actual results could differ from these estimates.

4. Revenue

Disaggregation of Revenue

	2020			2021			2022
REVENUE STREAM	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL
Products	$133,794	$862	$135,656	$414,114	$1,540	$415,654	$249,247	$1,765	$251,012
Services	3,497	—	3,497	5,774	—	5,774	3,464	—	3,464
Total Revenue	$137,291	$862	$139,153	$419,888	$1,540	$421,428	$252,711	$1,765	$254,476

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

Revenue from diagnostic products is recognized at the time the Performance Obligations are met. Service revenue is recognized over the contractual term. Revenue from other sources represents lease revenue on instruments.

Contract Balances

Service revenue is typically billed in advance giving rise to a contract liability balance. The deferred balance as of December 31, 2022 and 2021 is $999 and $1,517, respectively. As the Company generally recognizes revenue as goods are sold for product revenue, the Company does not have other material contract asset or liability balances as of December 31, 2022.

Remaining Performance Obligations in (partially) unsatisfied long-term contracts:

	DEFERRED REVENUE
	2021	2022
Balance at start of the period	$1,760	$1,517
Recognized revenue from prior years' invoicing	(1,760)	(1,517)
Amounts invoiced to be recognized over time	4,149	2,069
Recognized revenue from current year invoicing	(2,703)	(1,089)
Foreign exchange impact	71	19
Balance at end of the period	1,517	999

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

Revenue from external customers by country, based on the location of the customer is as follows:

ANALYSIS OF REVENUE BY COUNTRY:	2020	2021	2022

United States	$54,655	$250,755	$139,554
Italy	24,098	65,659	49,200
United Kingdom	39,936	56,282	22,259
Germany	1,462	16,261	8,638
Colombia	8,789	12,101	10,949
Sweden	3,128	6,954	3,903
Other	7,085	13,416	19,973
Total revenue	$139,153	$421,428	$254,476

In 2022 the Group had 2 significant customers which accounted for 27% and 10% of the Group's revenue, respectively.

In 2021 the Group had 1 significant customer which accounted for 45% of the Group’s revenue.

Non-current assets by country are as follows:

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

ANALYSIS OF NON-CURRENT ASSETS BY COUNTRY:	2021	2022
United Kingdom	$199,312	$137,811
United States	22,537	19,986
Italy	10,600	9,324
Colombia	3,780	3,622
Spain	585	716
Sweden	630	605
Germany	277	413
Other	1,039	1,597
Total	$238,760	$174,074

6. FINANCE INCOME AND FINANCE EXPENSE

	2020	2021	2022
Net gain on conversion of convertible financial instruments	$-	$64,143	$-
Change in fair value of 2020 convertible notes (Note 17)	-	52,267	-
Change in fair value of Series B preferred shares (Note 16)	-	48,956	-
Change in fair value of Stock Warrants[1]	-	-	10,068
Gain on sublease	-	-	3,608
Lease interest income	-	-	626
Interest Income	581	60	317
Foreign exchange gain	21,908	-	-
Other	11	-	-
Finance income	$22,500	$165,426	$14,619

Interest expense (cash)	$(12,695)	$(29,954)	$(27,546)
Interest expense (non-cash)	(18,152)	(43,939)	(11,412)
Lease liability interest expense (Note 24)	(751)	(2,501)	(4,464)
Change in fair value of instrument financing arrangement (Note 25)	-	-	(9,950)
Foreign exchange loss	-	(14,594)	(81,384)
Government assessment[2]	-	-	(1,177)
Dividend on preferred shares (Note 16)	(23,578)	(16,156)	-
Debt extinguishment fee (cash)	-	(3,636)	-
Debt extinguishment fee (non-cash)	(5,647)	(4,170)	-
Change in fair value of 2020 convertible notes (Note 17)	(102,548)	-	-
Change in fair value of Series B preferred shares (Note 16)	(9,351)	-	-
Change in fair value of Stock Warrants	-	(2,875)	-
Other	-	(109)	(524)
Finance expense	$(172,722)	$(117,934)	$(136,457)

1 - Relates to liability classified warrants from the Merger (Note 2)

2 - Retroactive assessment by a foreign government to all entities selling certain medical related products to the government.

7. INCOME TAXES

TAX CREDIT FOR THE PERIOD	2020	2021	2022
Current income credit / (tax)
- Current year	$10,320	$(4,087)	$(8,279)
- Prior years	(767)	—	3,484
Total current income credit / (tax)	9,553	(4,087)	(4,795)
Deferred income tax credit
- Current year	393	1,243	475
- Prior years	—	—	—
Total deferred income credit	393	1,243	475
Total income tax credit/(expense)	$9,946	$(2,844)	$(4,320)

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

Included in the current year tax, or income credit, are amounts related to research and development tax credits of $nil (2021: $nil, 2020: $10,479) in respect of the current year and $3,514 (2021: $nil, 2020: $772) in respect of prior years.

The prior year adjustment, which is primarily related to the research and development tax credit, has arisen following an increase in the eligible expenditure included within the claim filing made with the tax authorities.

In 2021, the Group transitioned from the small company scheme to the research and development expenditure credit scheme ("RDEC"), see Note 21.

Reconciliation of effective tax rate:

	2020	2021	2022
Loss for the period before taxation	$250,943	$97,911	$443,285
Tax benefit at standard U.K. rate at 19%	47,679	18,603	84,224
Difference in overseas tax rates	145	(700)	(1,140)
Expenses not deductible for tax purposes	(5,389)	7,359	(66)
Tax losses for which no deferred tax asset was recognized	(37,694)	(21,887)	(83,789)
Share-based payment (not deductible for tax purposes)	(572)	(6,443)	(6,690)
Research and development credit	4,804	—	3,484
Adjustments for prior year	767	—	—
Other timing differences and adjustments	206	224	(343)
Income tax credit/(expense)	$9,946	$(2,844)	$(4,320)
Effective tax rate	4%	-3%	-1%

In the March 3, 2021 U.K. budget, it was announced that the U.K. tax rate will increase to 25% from April 1, 2023. This will not have a consequential effect on the Group’s recognized deferred taxes, however the Group has substantial unrecognized U.K. net operating losses (Note 19).

8. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been calculated by dividing the loss for the period attributable to equityholders of $447,793 (2021: $100,929, 2020: $240,980), by the weighted average number of A Ordinary and common shares outstanding of 282,242,144 (2021: 163,255,784, 2020: 132,192,880) during the year ended December 31, 2022:

Loss attributable to ordinary and common shareholders:	2020		2021		2022
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Loss for the year, attributable to equity holders of the parent	$(240,980)	$(240,980)	$(100,929)	$(100,929)	$(447,793)	$(447,793)
Loss attributable to ordinary and common shareholders	(240,980)	(240,980)	(100,929)	(100,929)	(447,793)	(447,793)

Weighted-average number of ordinary and common shares:
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Issued ordinary shares at January 1	132,188,281	132,188,281	132,204,201	132,204,201	252,803,846	252,803,846
Effect of shares issued	4,599	4,599	31,051,583	31,051,583	29,438,298	29,438,298
Weighted-average number of ordinary and common shares	132,192,880	132,192,880	163,255,784	163,255,784	282,242,144	282,242,144

Loss per share:
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Loss per share	$(1.82)	$(1.82)	$(0.62)	$(0.62)	$(1.59)	$(1.59)

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, ordinary shares and common shares at a ratio of 1.60806264:1. The denominator has been calculated to reflect the share splits.

The Company’s potentially dilutive securities, which include stock options, convertible preferred shares, convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of A Ordinary and common shares outstanding used to calculate both basic and diluted net loss per share attributable to A Ordinary and common shareholders is the same. The Company excluded the following potential A Ordinary shares and common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders and common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	YEAR ENDED DECEMBER 31,
	2020	2021	2022
Convertible preferred shares (as converted to A Ordinary shares)	87,711,133	—	—
Options to purchase A Ordinary and Common shares	57,212,650	83,573,631	99,201,843
Convertible Debt (as converted to common shares)	25,944,000	—	6,126,554
Warrants to purchase A Ordinary shares	5,430,781	5,430,781	5,373,008
Warrants to purchase common shares	6,200,947	13,578,294	13,578,244
	182,499,511	102,582,706	124,279,649

9. INVESTMENTS

The following table summarizes the information relating to each of the Group’s subsidiaries with Non-controlling interests.

	2021		2022
	LUMIRADX COLOMBIA HOLDINGS LIMITED*	LUMIRADX HEALTHCARE LTDA.	LUMIRADX COLOMBIA HOLDINGS LIMITED*	LUMIRADX HEALTHCARE LTDA.
Non-current assets	$189	$237	$351	$153
Current assets	8,627	1,517	7,925	1,261
Non-current liabilities	(5,643)	(3,594)	(5,597)	(4,708)
Current liabilities	(3,213)	(543)	(2,648)	(312)
Net assets/(liabilities) (100%)	(40)	(2,383)	31	(3,606)
Carrying amount of Non-controlling interest	805	(1,260)	1,015	(1,282)
Revenue	12,101	2,320	11,019	2,185
Profit/(loss)	1,609	(879)	1,106	(1,120)
Other comprehensive gain	-	-	-	-
Total comprehensive profit/(loss) (100%)	1,609	(879)	1,106	(1,120)
Profit/(loss) allocated to non-controlling interest	306	(132)	210	(22)
Other comprehensive loss allocated to non- controlling interest	—	—	—	—
Cash flows from operating activities	1,810	(701)	(97)	(883)
Cash flows from investment activities	(98)	(38)	(273)	(92)
Cash flows from financing activities	-	500	-	1,000
Net increase/(decrease) in cash and cash equivalents	$1,712	$(239)	$(370)	$25

*—Represents the consolidation of LumiraDx Colombia Holdings Limited and LumiraDx SAS, a wholly owned subsidiary of LumiraDx Colombia Holdings Limited

External parties hold 19% (2021: 19%) of the share capital of LumiraDx Colombia Holdings Limited. In 2021 the Group acquired an additional 16% of LumiraDx Colombia Holdings Limited for $1,968.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

External parties hold 2% (2021: 2%) of the share capital of LumiraDx Healthcare, Ltda.

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

Principal Subsidiaries
			PROPORTION OF EQUITY SHARES HELD BY COMPANY
NAME	COUNTRY OF INCORPORATION AND RESIDENCE	NATURE OF BUSINESS	2021	2022
LumiraDx Brazil Holdings Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Healthcare Ltda	Brazil	Distributor of medical diagnostics	98%	98%
LumiraDx Colombia Holdings Limited	United Kingdom	Holding Company	81%	81%
Lumira SAS	Colombia	Distributor of medical diagnostics	100% *	100% *
LumiraDx SAS	France	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Germany	Distributor of medical diagnostics	100%	100%
LumiraDx AB	Sweden	Distributor of medical diagnostics	100%	100%
LumiraDx UK Limited	United Kingdom	Manufacture and distribution of medical diagnostics	100%	100%
LKM Innovations Limited	United Kingdom	Research and development	100%	100%
LumiraDx Ltd.	United Kingdom	Distributor of medical diagnostics	100%	100%
LumiraDx Group Limited	United Kingdom	Holding Company	100%	100%
LumiraDx International Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Investment Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Care Solutions UK Limited	United Kingdom	Healthcare IT and services	100%	100%
LumiraDx, Inc	United States	Research and development and distributor of medical diagnostics	100%	100%
ACS Acquisition LLC	United States	Healthcare IT and services	100%	100%
LumiraDx Healthcare LLC	United States	Healthcare IT and services	100%	100%
Biomedical Service S.r.l.	Italy	Distributor of medical diagnostics	100%	100%
LumiraDx AS	Norway	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Austria	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Switzerland	Distributor of medical diagnostics	100%	100%
LumiraDx Japan Co. Ltd.	Japan	Distributor of medical diagnostics	100%	100%
LumiraDx Oy	Finland	Distributor of medical diagnostics	100%	100%
LumiraDx A/S	Denmark	Distributor of medical diagnostics	100%	100%
LumiraDx Healthcare S.L.	Spain	Distributor of medical diagnostics	100%	100%
SureSensors Ltd.	United Kingdom	Developer and manufacturer of medical diagnostics	100%	100%
LumiraDx (Pty) Limited	South Africa	Distributor of medical diagnostics	100%	100%
LumiraDx B.V.	Netherlands	Distributor of medical diagnostics	100%	100%
LumiraDx Benelux B.V.	Netherlands	Distributor of medical diagnostics	100%	100%
LumiraDx Limited	Ireland	Distributor of medical diagnostics	100%	100%
LumiraDx Healthcare Private Limited	India	Distributor of medical diagnostics	100%	100%
CA Healthcare Acquisition Corp.	United States	Holding Company	100%	100%

*—LumiraDx Colombia Holdings Limited holds 100% of the equity shares of LumiraDx SAS

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

10. GOODWILL AND INTANGIBLE ASSETS

	GOODWILL	PATENTS	CUSTOMER INTANGIBLES	SUPPLIER RELATIONSHIPS	TECHNOLOGY AND SOFTWARE	TOTAL
Cost
At 1 January 2020	$15,391	$18,122	$8,731	$2,856	$11,177	$56,277
Additions	—	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—
Exchange differences	600	549	408	—	156	1,713
At 31 December 2020	15,991	18,671	9,139	2,856	11,333	57,990
Amortization
At 1 January 2020	—	2,710	4,034	1,043	6,957	14,744
Charge for the period	—	831	951	286	319	2,387
Impairments	—	—	—	—	—	—
Exchange differences	—	54	62	—	20	136
At 31 December 2020	—	3,595	5,047	1,329	7,296	17,267
Net Book Value
At 31 December 2020	$15,991	$15,076	$4,092	$1,527	$4,037	$40,723
Cost
At January 1, 2021	$15,991	$18,671	$9,139	$2,856	$11,333	$57,990
Additions	—	—	—	—	—	—
Exchange differences	(385)	(178)	(278)	—	(48)	(889)
At December 31, 2021	15,606	18,493	8,861	2,856	11,285	57,101
Amortization
At January 1, 2021	—	3,595	5,047	1,329	7,296	17,267
Charge for the period	—	890	1,317	286	334	2,827
Exchange differences	—	(16)	(21)	—	(4)	(41)
At December 31, 2021	—	4,469	6,343	1,615	7,626	20,053
Net Book Value
At December 31, 2021	$15,606	$14,024	$2,518	$1,241	$3,659	$37,048
Cost
At January 1, 2022	$15,606	$18,493	$8,861	$2,856	$11,285	$57,101
Additions	—	—	—	—	—	—
Exchange differences	(947)	(1,448)	(139)	—	(378)	(2,912)
At December 31, 2022	14,659	17,045	8,722	2,856	10,907	54,189
Amortization
At January 1, 2022	—	4,469	6,343	1,615	7,626	20,053
Charge for the period	—	803	593	286	303	1,985
Exchange differences	—	(19)	7	—	(7)	(19)
At December 31, 2022	—	5,253	6,943	1,901	7,922	22,019
Net Book Value
At December 31, 2022	$14,659	$11,792	$1,779	$955	$2,985	$32,170

Amortization of $1,829 (2021: $2,652, 2020: $2,224) has been charged to Selling, marketing, and administrative expenses and $156 (2021: $175, 2020: $163) Research and development expenses.

Intangible assets in use	Type of intangible asset	Net book value	Remaining amortization period
Acquired Patents	Patents	6,420	8 years
Acquired Technology	Technology	178	1 year
Acquired Supplier relationships	Supplier relationships	958	3 years
Acquired Customer-related intangible	Customer-related	1,777	4-5 years
Acquired Technology	Technology	903	6 years

Intangible assets under development	Type of intangible asset	Net book value	Remaining amortization period
Technology License	Technology	1,901	n/a
Patent License	Patents	4,754	n/a
Patents	Patents	620	n/a

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
•
A terminal value based on a perpetual growth rate of 5% (2021 5%) for free cash flow.
•
An after tax discount rate of 30% (2021: 25%) calculated using a risk-free interest rate of 4% (2021: 1.5%) and appropriate market risk and small company specific risk premiums.

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
•
An after tax discount rate of 30% (2021: 25%) calculated using a risk-free interest rate of 4% (2021: 1.5%) and appropriate market risk and small company specific risk premiums.

Reasonable changes in (i) the Group's ability to achieve the commercial milestones included in the projections, (ii) the discount rate, or (iii) the perpetual growth rate would not lead to an impairment.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

11. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS	FIXTURES AND FITTINGS	PLANT AND EQUIPMENT	ASSETS UNDER CONSTRUCTION	TOTAL
Cost
At 1 January 2020	$3,054	$3,115	$17,287	$10,432	$33,888
Additions	3,686	1,115	25,831	33,749	64,381
Transfers	—	(22)	22	—	—
Disposals	—	(126)	(137)	(406)	(669)
Exchange differences	366	64	1,799	2,090	4,319
At 31 December 2020	7,106	4,146	44,802	45,865	101,919
Accumulated Depreciation
At 1 January 2020	1,067	2,014	5,666	—	8,747
Charge for the period	841	618	4,258	—	5,717
Transfers	—	(1)	1	—	—
Disposals	—	(47)	(135)	—	(182)
Exchange differences	151	52	352	—	555
At 31 December 2020	2,059	2,636	10,142	—	14,837
Carrying Amount
At 31 December 2020	$5,047	$1,510	$34,660	$45,865	$87,082
Cost
At January 1, 2021	$7,106	$4,146	$44,802	$45,865	$101,919
Additions	28,047	4,144	72,186	1,969	106,346
Transfers	—	2,137	(2,137)	—	—
Disposals	(67)	(452)	(91)	—	(610)
Exchange differences	(562)	(322)	(2,084)	(574)	(3,542)
At December 31, 2021	34,524	9,653	112,676	47,260	204,113
Accumulated Depreciation
At January 1, 2021	2,059	2,636	10,142	—	14,837
Charge for the period	2,773	2,204	12,298	—	17,275
Transfers	—	1,686	(1,686)	—	—
Disposals	(21)	(366)	(91)	—	(478)
Exchange differences	(106)	(223)	(589)	—	(918)
At December 31, 2021	4,705	5,937	20,074	—	30,716
Carrying Amount
At December 31, 2021	$29,819	$3,716	$92,602	$47,260	$173,397
Cost
At January 1, 2022	$34,524	$9,653	$112,676	$47,260	$204,113
Additions	5,137	2,227	12,960	11,496	31,820
Transfers	—	—	—	—	—
Disposals	(147)	(702)	(997)	—	(1,846)
Exchange differences	(3,417)	(762)	(10,480)	(5,075)	(19,734)
At December 31, 2022	36,097	10,416	114,159	53,681	214,353
Accumulated Depreciation
At January 1, 2022	4,705	5,937	20,074	—	30,716
Charge for the period	4,359	1,812	18,995	—	25,166
Transfers	—	—	—	—	—
Disposals	(13)	(360)	(917)	—	(1,290)
Impairments	—	0	26,780	22,657	49,437
Exchange differences	(506)	(504)	(2,072)	—	(3,082)
At December 31, 2022	8,545	6,885	62,860	22,657	100,947
Carrying Amount
At December 31, 2022	$27,552	$3,531	$51,299	$31,024	$113,406

Depreciation expense of $9,803 (2021: $5,355, 2020: $1,676) has been charged to Research and development expenses and $15,363 (2021: $11,920, 2020: $4,041) to Selling, marketing and administrative expenses.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

Assets under construction are comprised of manufacturing equipment not yet available for use. Commitments related to property, plant and equipment are referenced in Note 23.

In 2022 the Group announced it would no longer continue to develop its Amira product line and a significant reduction in COVID-19 testing volumes as indicators of impairment. These indicators of impairment could be identified in respect of single assets (individual manufacturing lines) which were capable of generating largely independent cashflows, and hence these single assets were tested separately for impairment. When performing these impairment tests the recoverable amounts was determined with reference to fair value less cost of disposal.

As a result of these impairment tests, $22,657 of property, plant and equipment relating to the Amira manufacturing line and $26,780 of property, plant and equipment relating to test strip manufacturing was impaired, leaving a recoverable amount of $2,976 being the fair value less cost of disposal of the impaired manufacturing lines. Additionally, there remains $17,904 of property, plant and equipment relating to uninstalled test strip manufacturing equipment against which no impairment has been recognized as the recoverable amount, being the value in use exceeded the carrying value of the property, plant and equipment.

The fair value measurement used to determine the fair value less cost of disposal of the impaired manufacturing lines was categorized as a Level 2 fair value. The Group has estimated the fair value less cost of disposal based on quoted prices for similar items of machinery. Given the estimated fair value less costs of disposal was $2,976, there were not considered to be any key assumptions to which the assets recoverable amounts were sensitive.

12. INVENTORY

	2021	2022
Finished goods	$62,410	$68,420
Raw materials	80,606	19,584
WIP	6,039	1,961
Total Inventory	$149,055	$89,965

During 2022, the amount of inventories recognized as an expense within cost of sales was $63,520 (2021: $114,195, 2020: $70,261). In addition, the total amount of inventory write-downs recognized as an expense within cost of sales was $63,948 (2021: $6,830, 2020: $16,493) and includes the write down of excess inventories as described in Note 3.

13. TRADE AND OTHER RECEIVABLES

	2021	2022
Trade receivables	$75,207	$30,406
Reserves on trade receivables	(1,681)	(3,730)
Prepaids	20,349	11,781
Other receivables	9,408	10,732
VAT receivable	6,515	6,788
Total trade and other receivables	$109,798	$55,977

Trade receivables comprise customer receivables and include an allowance for doubtful accounts of $3,730 (2021: $1,681). The Group has no material reserve for expected credit losses in respect of Other receivables as of December 31, 2022 and 2021. The Group retains all risks associated with these receivables until fully recovered.

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

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

14. SHARE CAPITAL, PREMIUM AND OTHER RESERVES

Share capital and share premium

LumiraDx Limited was incorporated on August 24, 2016 and has an authorized share capital of 1,769,292,966 A Ordinary Shares of par value $0.0000028 each ("ordinary shares") and 1,769,292,966 Common Shares of par value $0.0000028 each ("common shares"). On September 29, 2016, the Company acquired 100% of the issued share capital of LumiraDx Holdings Limited following the agreement of an Exchange Offer, which was effective from September 28, 2016. LumiraDx Limited acquired all shares in LumiraDx Holdings Limited, and in exchange LumiraDx Limited issued to the shareholders of LumiraDx Holdings Limited a corresponding number of shares on a share-for-share basis. On September 28, 2021, the Company acquired CA Healthcare Acquisition Corp. pursuant to a merger of LumiraDx Merger Sub, Inc., a wholly owned subsidiary of the Company, with and into CA Healthcare Acquisition Corp., and the Company issued common shares to the shareholders of CA Healthcare Acquisition Corp. as merger consideration.

All general voting power is vested in the holders of ordinary shares and common shares. Holders of ordinary shares are entitled to ten votes for each ordinary share and holders of common shares are entitled to one vote per common share. Holders of ordinary shares and common shares will share equally in dividends when and as paid on a pro rata basis (as if they were one class of shares) according to the number of ordinary shares and common shares held by the relevant holder.

If liquidated, any surplus or loss will be shared equally amongst the holders of the ordinary shares and common shares on pro rata basis (as if they were one class of shares) according to the number of ordinary shares and common shares held by the relevant holder.

SHARES AUTHORIZED, FULLY PAID AND ALLOCATED	A ORDINARY SHARES	A ORDINARY SHARES	COMMON SHARES	COMMON SHARES
	2021	2022	2021	2022
In issue at start of period	373,697	207,562,080	—	45,241,766
February Subdivision (220:1)	81,839,643	—	—	—
Issued for cash	104,200	3,451,917	—	62,290,503
Issued in other transactions	—	—	5,307,607	—
Merger Subdivision at the LMDX Conversion Factor (1.60806264:1)	78,446,580	—	4,796,852	—
Conversion	—	(46,692,231)	—	46,692,231
Shares issued upon conversion of financial instruments	46,797,960	—	35,137,307	—
In issue at December - fully paid and allocated	207,562,080	164,321,766	45,241,766	154,224,500

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, ordinary shares and common shares at a ratio of 1.60806264:1.

During September 2021, the Company completed its merger (Note 28) and all outstanding convertible instruments at the time of the merger converted into A ordinary and Common shares.

In July 2022, the Group closed a public stock offering. The gross proceeds from the offering were $75 million. In addition to the shares being sold in the public offering, the Group also sold additional shares to raise gross proceeds of approximately $25 million in a concurrent private placement to one of its existing investors, the Bill & Melinda Gates Foundation. The underwriters of the public offering had a 30-day option to purchase additional common shares at the public offering price and purchased $7 million of shares in August 2022. In total, the Group received net proceeds of approximately $98 million after fees and commissions.

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

During March 2021, as part of its 2021 Senior Secured Loan (Note 17) the Company issued the warrants to purchase up to 1,485,848 common shares at an exercise price equal to $10.00 per common share. On July 22, 2022, the Company amended its 2021 Senior Secured Loan to adjust the exercise price of the original warrants from $10.00 per common share to $1.75 per common share. The fair value of the loan conversion rights is included in other reserves.

15. SHARE BASED PAYMENTS

Share options are granted to directors, employees and certain service providers. The share options have a vesting period of 1-4 years with shares being exercisable pro rata per year from the date of issue. All share options granted have a contractual life of 10 years from the date of grant. Share options are settled in equity.

For the employee based share options, if the owner of the share option ceases to be employed by the Company, in most cases the option lapses within a short period of departure of such employee. 8,561,133 share options have been forfeited to date. Management has not anticipated any stock options to be forfeited due to termination of employment prior to the assumed exercise date.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

Movements on number of share options and their related exercise price are as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2021	57,212,650	$2.09
Granted	26,557,293	16.45
Exercised	(104,200)	(1.00)
Forfeited	(92,112)	(9.72)
Outstanding at December 31, 2021	83,573,631	6.72
Granted	22,755,235	5.01
Exercised	(3,494,254)	(2.43)
Forfeited/Expired	(3,632,769)	(5.35)
Outstanding at December 31, 2022	99,201,843	6.45
Exercisable at December 31, 2021	66,322,324	5.28
Exercisable at December 31, 2022	71,900,277	$6.54

On February 1, 2021, the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, ordinary shares and common shares at a ratio of 1.60806264:1.

On January 15, 2021, the Company granted “founder options” over ordinary shares to each of the three Founder Directors. Each Founder Director was granted a fully vested option over 5,235,851 ordinary shares with an exercise price of $16.96 per ordinary share. On April 15, 2021, the Company granted each Founder Director a further option over 2,819,577 ordinary shares with an exercise price of $17.05 per ordinary share. These options will vest over a two year period subject to the satisfaction of performance conditions.

In 2022, 3,494,254 options (2021: 104,200) were exercised at a weighted average exercise price of $2.43 (2021: $1.00). The options outstanding at December 31, 2022 have an exercise price in the range of $0.20to17.05 (2021: $0.20to17.05) and a weighted average contractual life of 6.48 years (2021: 6.63).

Share based compensation expense of $7,115 (2021: $2,406, 2020: $1,890) has been charged to Research and development expenses and $26,707 (2021: $31,503, 2020: $1,301) to Selling, marketing and administrative expenses.

Employee Stock Purchase Plan ("ESPP")

The 2021 Employee Stock Purchase Plan (the “2021 ESPP”) was adopted by the Board of Directors, and was approved by the stockholders in January 2022. The first offering period under the 2021 ESPP began November 2021 and shares were first purchased under this plan on January 31, 2022. The 2021 ESPP permits a participating employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1% and 15% of compensation. Under the 2021 ESPP, eligible employees of the Company may elect to participate before the start date of a quarterly offering period. On each purchase date during an offering period, a participating employee’s contributions will be used to purchase up to 3,500 shares of the Company’s common stock for such participating employee at a 15% discount from the fair market value, as defined in the 2021 ESPP, of such stock. In addition to the 3,500 share purchase limit, the value of shares purchased under the plan by a participating employee cannot exceed $25,000 in any calendar year.

The Company initially reserved 15,265,380 common shares for issuance under the 2021 ESPP. The 2021 ESPP provides that the number of shares reserved and available for issuance under the 2021 ESPP will automatically increase on each January 1, beginning on January 1, 2022, by an amount equal to the lesser of (i) 50,000,000 common shares, and (ii) a number of common shares reflecting 5% of the Company’s fully diluted share capital as of such date. This number is subject to

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

adjustment in the event of a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company’s capitalization.

During the year ended December 31, 2022, the Company issued shares of common stock under the 2021 ESPP as follows:

Offering Period Purchase Date	Number of Shares	Purchase Price
February 1, 2022	34,858	$7.47
May 1, 2022	145,702	$4.06
July 29, 2022	149,342	$1.30
October 31, 2022	908,087	$0.82
Total 2022	1,237,989
16. PREFERRED SHARES

	PREFERRED SHARES	DIVIDENDS	TOTAL
Balance at January 1, 2020	$221,927	$26,713	$248,640
Issuance, net of related costs	162,401	—	162,401
Accretion of issuance costs	7,751	—	7,751
Dividends accrued	—	23,578	23,578
Fair value adjustment of convertible feature	9,351	—	9,351
Balance at December 31, 2020	401,430	50,291	451,721
Accretion of issuance costs	8,498	—	8,498
Dividends accrued	—	16,156	16,156
Converted to Share Premium from Merger	(409,928)	(66,447)	(476,375)
Balance at December 31, 2021	$-	$-	$-

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

In connection with the September 2021 merger (Note 28), all outstanding Series A Preferred Shares converted into A Ordinary Shares on a one to one basis.

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

The variable conversion feature constitutes an embedded derivative as the conversion feature is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the entire instrument at fair value through profit or loss. The change in fair value of $nil (2021: $48,956, 2020: $9,351) has been charged to finance expenses.

During 2020, the Company issued a total of 33,008 Series B Preferred Shares for gross proceeds of $164.5 million

In connection with the September 2021 merger (Note 28), Series B Preferred Shares converted into 12,543,492 Common Shares.

17. DEBT

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.

	CURRENCY	NOMINAL INTEREST RATE	YEAR OF MATURITY	2021 FACE VALUE	2021 CARRYING AMOUNT	2021 FAIR VALUE	2022 FACE VALUE	2022 CARRYING AMOUNT	2022 FAIR VALUE
Unsecured Loan	USD	2.00%	2024	$18,000	$14,242	$14,557	$18,000	$15,508	$14,629
2021 Senior Secured Loans	USD	8.00%	2024	300,000	286,815	283,893	300,000	296,553	275,925
2022 Convertible Notes	USD	6.00%	2027	—	—	—	56,500	54,418	49,476
Instrument Financing Loans	EUR	1.70-2.60%	2022-2023	263	263	263	76	76	76

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

2021 Senior Secured Loan

On March 23, 2021, the Group refinanced the $100,000 in outstanding amounts under the 2020 Senior Secured Loan and the $40,000 borrowed in January 2021 with a $300,000 loan (“2021 Senior Secured Loan”). The loan matures in three years, bears interest at 8% annually, paid quarterly and includes a facility fee, due upon repayment, of $4.5 million. Debt issuance costs were recorded as a reduction of the proceeds. The discount on the issuance will be recognized using the effective interest method until the maturity date.

In connection with the 2021 Senior Secured Loan, the Company issued warrants to purchase up to 1,485,848 common shares at an exercise price equal to $1.75 per common share (as amended), recorded in Other Reserves (Note 14).

On June 17, 2022, the Group entered into a second amendment to the 2021 Senior Secured Loan, to provide for, among other things, immediate revisions to the minimum net sales and the minimum liquidity covenants, further revisions to those covenants upon a Qualifying Financing and an increase in the facility fee to $9 million. In conjunction with the second amendment, the exercise price of the warrants issued in connection with the 2021 Senior Secured Loan was subject to adjustment. Upon the consummation of the Group's public offering and concurrent private placement, the exercise price of the warrants was adjusted to $1.75 per share. In July 2022 the Group entered into a third amendment which reduced the definition of Qualifying Financing to be at least $100.0 million (or its equivalent in another currency or currencies). These modifications have been determined to be non-substantial. The additional facility fee is being expensed using the effective interest rate method over the remaining term of the 2021 Senior Secured Loan and the difference in the fair value of the warrants has been recorded as a Finance Expense.

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

Upon conversion, the Notes may be settled in cash, common shares or a combination of cash and common shares, at the Company’s election subject to certain limitations. The conversion rate may be increased on March 3, 2023 and March 3, 2024, if the average of the daily volume weighted average prices of the Common Shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the Conversion Rate may not be increased to a rate that exceeds approximately $7.25 per share.

This variable conversion feature constitutes an embedded derivative as the conversion feature is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the host liability as a financial liability held at amortized cost and record the embedded derivative at fair value through profit and loss.

As at the issue date, and as at December 31, 2022, the embedded derivative was considered to have an immaterial value given the Company’s share price was significantly below the minimum conversion rate.

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

Balance at January 1, 2021	$286,972
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs
2020 Senior Secured Loan	34,125
Incremental term loan	39,000
2021 Senior Secured Loan	288,513
Instrument Financing Loans	192
Repayments of borrowings
2020 Senior Secured Loan	(100,000)
Incremental term loan	(40,000)
Instrument Financing Loans	(552)
Total changes from financing cash flows	221,278
Other changes
Reclassification of Unsecured Loan amounts to grant liability in accordance with IAS 20	(3,758)
Warrants
2021 Senior Secured Loan	(5,136)
Conversion to equity
Convertible Notes	(61,980)
2021 Convertible Notes	(125,652)
Loss on extinguishment of debt
2020 Senior Secured Loan	3,170
Incremental term loan	1,000
Change in fair value
2021 Convertible Notes	(52,267)
Amortization of debt discount
2020 Senior Secured Loan	366
Convertible Notes	2,866
2021 Convertible Notes	31,075
2021 Senior Secured Loan	3,438
Foreign exchange impact
Instrument Financing Loans	(52)
Total other changes	(206,930)
Balance at December 31, 2021	301,320
Less: Debt due within one year	(191)
$301,129
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs
2022 Convertible Notes	$54,010
Repayments of borrowings
Instrument Financing Loans	(174)
Total changes from financing cash flows	53,836
Amortization of debt discount
Unsecured Loan	1,266
2021 Senior Secured Loan	8,454
2022 Convertible Notes	408
Amortization of debt discount arising from debt modifications
2021 Senior Secured Loan	1,284
Foreign exchange impact
Instrument Financing Loans	(13)
Total other changes	11,399
Balance at December 31, 2022	366,555
Less: Debt due within one year	(76)
$366,479

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

18. LEASE LIABILITY

	2021	2022
Due in less than one year	$5,546	$8,474
Due between one and five years	25,151	23,543
Due in more than five years	16,301	13,251
Total	$46,998	$45,268

19. DEFERRED TAX ASSET AND LIABILITY

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2021	2022
Deferred taxes:
- Liabilities	$779	$542
Total net deferred tax liabilities	$779	$542

The analysis and movement of deferred tax assets and liabilities is as follows:

	JANUARY 1, 2022	RECOGNIZED IN INCOME	RECOGNIZED IN EQUITY	DECEMBER 31, 2022
Deferred tax liabilities
Intangible assets	$1,238	$(862)	$238	$614
Deferred tax assets
Net operating losses and other timing differences	(459)	387		(72)
Net deferred tax liability	$779	$(475)	$238	$542

	JANUARY 1, 2021	RECOGNIZED IN INCOME	RECOGNIZED IN EQUITY	DECEMBER 31, 2021
Deferred tax liabilities
Intangible assets	$1,727	$(383)	$(106)	$1,238
Deferred tax assets
Net operating losses and other timing differences	(497)	197	(159)	(459)
Net deferred tax liability	$1,230	$(186)	$(265)	$779

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The realization of the tax benefit related to losses in certain jurisdictions were determined to not be probable. As such, the Group did not recognize deferred tax assets of $108,994 (2021: $78,602)for U.K. tax losses and $7,757 (2021: $10,615) for U.S. temporary timing differences. The Group has material carried forward tax losses in the U.K. Losses in the U.K. do not expire.

The utilization of the U.S. net operating loss carry-forwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of U.S. net operating loss carry-forwards that can be utilized annually to offset future taxable income. The Company has not yet completed an evaluation of ownership changes through December 31, 2022. To the extent an ownership change has occurred or does occurs in the future, the U.S. net operating loss carry-forwards may be subject to limitation.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

20. TRADE AND OTHER PAYABLES

	2021	2022
Trade payables	$59,718	$28,897
Accrued expenses and other liabilities	26,366	23,745
Accrued interest	6,239	7,373
Restructuring provision	—	1,156
Warranty provision	5,801	4,107
Deferred revenue	1,517	999
Total trade and other payables	$99,641	$66,277

Warranty Provision

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

21. GOVERNMENT AND OTHER GRANTS

The Group has received grants from government and private entities. These include grants in respect of research and development activities, expansion of manufacturing capabilities and deployment of the Group’s products in certain geographical markets. The Group had liabilities of $11,077 and $12,730 as of December 31, 2022 and 2021, respectively, for these unspent grant funds.

The Group has recorded $12,650, $8,602 and $1,473 as a reduction in research and development expenses in 2022, 2021, and 2020 respectively, to reflect the usage of grant funds and research and development tax expenditures.

As of December 31, 2022, the Group had $20,988 (2021: $26,211) related to a grant for manufacturing equipment, of which $15,796 (2021: $20,992) was classified as non-current. The Group will recognize the grant over the useful life of the equipment. In 2022, the Group reduced manufacturing expenses by $5,219 (2021: $3,784, 2020: $nil).

During the year ended December 31, 2022, the Group identified that the non-current portion of certain government and other grants totaling $15,796 as at December 31, 2021 had been presented in current liabilities. The 2021 figures have been restated to reclassify this from current to non-current liabilities. There is no impact on the group’s reported loss for the year ended December 31, 2021 from this.

The Group has evaluated the effects of the error, both quantitatively and qualitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any previously filed financial statements.

22. FINANCIAL RISK MANAGEMENT

Financial liabilities not measured at fair value are calculated based on the present value of future principal and interest cash flows discounted.

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

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at December 31, 2022 would have had an impact of increasing the loss before tax for the period by $9,383 on the basis that all other variables remain constant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	2021	2022
US Dollars	51,568	17,126
U.K. Pounds	27,089	21,493
Euros	24,057	10,983
Colombian Pesos	3,398	3,547
Brazilian Reals	783	710
Swedish Krona	954	432
Swiss Francs	992	127
Other	957	1,559
	109,798	55,977

(b) Cash flow and interest rate risk

The Group has raised debt primarily on a fixed rate basis for bonds and notes in U.S. dollars. The primary objective of the Group’s interest rate management is to protect the net interest result while managing the overall cost of borrowing.

The Group’s debt is carried at fixed interest rates.

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

At December 31, 2022 the Group has trade receivables of $30,406 (2021: $75,207). New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed taking into account its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any material losses, beyond current amounts already included in reserves, from non-performance by these counterparties. Movement in the loss allowances against trade receivables is as follows:

Loss allowance as of January 1, 2021:	$661
Loss allowance recognized during the year	1,253
Balances written off during the year	(222)
Balances recovered during the year	(11)
Loss allowance at December 31, 2021:	1,681
Loss allowance recognized during the year	6,207
Balances written off during the year	(3,740)
Balances recovered during the year	(418)
Loss allowance at December 31, 2022:	$3,730

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

At December 31, 2022 trade receivables of $700 (2021: $1,811) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these receivables is 3 months and above.

At December 31, 2022 trade receivables included 1 significant customer that accounted for 33% of the balance.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled in cash. Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Finance. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. Please refer to Note 2 for detail on the Group's ability to continue as a going concern including the impact of the covenants in the 2021 Senior Secured Loans.

The following are the undiscounted contracted maturities of financial liabilities, including interest payments for the period ending December 31, 2022:

NON-DERIVATIVE FINANCIAL LIABILITY	EFFECTIVE INTEREST RATE*	YEAR OF MATURITY	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	1—2 YEARS	2—5 YEARS	Due in more than 5 years
Unsecured Loan	10.55%	2024	$15,508	$18,649	$360	$18,289	$-	$-
2021 Senior Secured Loan	11.48%	2024	296,553	338,800	24,333	314,467	-	-
2022 Convertible Notes	6.90%	2027	54,418	70,813	3,437	3,437	63,939	-
Instrument Financing Loans	1.7-2.6%	2023	76	76	76	-	-	-
Lease liabilities			31,452	45,268	8,474	7,788	15,755	13,251
Trade and other payables			66,277	66,277	66,277	-	-	-
Total			$464,284	$539,883	$102,957	$343,981	$79,694	$13,251

The following are the undiscounted contracted maturities of financial liabilities, including interest payments for the period ending December 31, 2021:

NON-DERIVATIVE FINANCIAL LIABILITY	EFFECTIVE INTEREST RATE*	YEAR OF MATURITY	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	1—2 YEARS	2—5 YEARS	Due in more than 5 years
Unsecured Loan	10.55%	2024	$14,242	$15,041	$285	$285	$14,471	$-
2021 Senior Secured Loan	10.02%	2024	286,815	354,133	24,333	24,333	305,467	-
Instrument Financing Loans	1.7-2.6%	2022-2023	263	263	191	72	-	-
Lease liabilities			31,096	46,998	5,546	7,633	17,518	-
Trade and other payables			99,641	99,641	99,641	-	-	-
Total			$432,057	$516,077	$129,996	$32,323	$337,456	$-

23. COMMITMENTS

Capital Commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As of December 31, 2021	As of December 31, 2022
Capital	$15,641	$1,311
Inventory	43,573	7,022
Total	$59,214	$8,333

The capital commitments relate to contracts to purchase property, plant and equipment.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

24. LEASES

GROUP AS LESSEE

The Group leases various offices and facilities. The lease terms are between 1-10 years.

Right-of-use assets
Net Carrying Amount
December 31, 2021	$27,746
December 31, 2022	16,580
Depreciation expense for the year ended
December 31, 2021	$5,593
December 31, 2022	6,137

During 2022, additions to right-of-use assets amounted to $4,888 (2021: $23,038).

AMOUNTS RECOGNIZED IN PROFIT AND LOSS	2020	2021	2022
Depreciation expense of right-of-use-assets	$2,810	$5,593	$6,137
Interest expense on lease liabilities	751	2,501	4,464
	$3,561	$8,094	$10,601

At December 31, 2022 the Group is not committed to any material short-term leases.

Variable lease payment terms are deemed an insignificant portion of the overall liability at December 31, 2022.

The total cash outflow for leases in 2022 amounted to $6,863 (2021: $5,429, 2020 $3,054). Included in cash outflows in 2022 was lease interest expense of $4,464 (2021: $2,501, 2020: $751).

GROUP AS LESSOR

During 2022, the Group entered into a sublease agreement for one of its locations. The sublease term is for 8.5 years. Upon derecognition of the right of use asset pertaining to the building, and recognition of the sublease, the Group recognized a gain on the investment of the sublease for $3,608 in finance income (Note 6). Lease interest income of $626 (2021: nil) was recognized during the year. At December 31, 2022 the carrying amount of the investment in sublease is $11,421 (2021: nil).

At December 31, 2022 the maturity of lease receivables is as follows:

	2021	2022
Due in less than one year	$-	$1,255
Due between one and five years	-	7,529
Due in more than five years	-	5,804
Total	$-	$14,588

25. INSTRUMENT FINANCING AGREEMENT

On April 27, 2022 the Group consummated the first closing of a private placement offering pursuant to which it received an initial investment of $26.1 million in cash and entered into an Instrument Financing Agreement (the "Instrument Financing Agreement") with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund Lumira Dx 2B, LLC and certain other related investors (collectively, the "Investors"), and Pear Tree Partners, L.P. The terms of the Instrument Financing Agreement provide that the Investors may invest up to an aggregate maximum amount of $50 million in the Company, or such higher amount as agreed to by the Group and the Investors (the "Invested Amount"), in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Group to further expand instrument placements. In consideration of such investment, the Group has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

to extension in certain events), a instrument financing payment that is equal to 20% of the total gross amount invoiced by the Group in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Group in accordance with the terms of the Instrument Financing Agreement (the "Instrument Financing Payments").

If by the end of the applicable three-year term, the Investors have not received, in aggregate, Instrument Financing Payments equal to or in excess of two times the Invested Amount, the Group shall, at its sole discretion, either: (i) issue to the Investors an aggregate amount of the Group's common shares, $0.0000028 par value per common share, equal in value to the difference between the Target Return and the total Instrument Financing Payments received by the Investors, at a price per Common Share equal to the volume-weight average price of the Common Shares for the 20 Nasdaq trading day period immediately following the applicable Expiry Date, but subject to a minimum price per Common Share of $7.25; or (ii) pay to the Investors the applicable Instrument Financing Shortfall in cash.

In June 2022 the Group closed an additional $15.4 million with the Investors.

The ability to pay the instrument financing in shares constitutes an embedded derivative as it is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the entire instrument at a fair value through profit or loss. The change in fair value of $9,950 million has been charged to finance expenses in 2022.

The fair value of the Instrument Financing Agreement has been determined by considering the expected payments under the agreement to derive an effective interest rate of 33% compared to the initial balance of $41.5 million. The expected payments are determined by considering expected sales and placements of Instruments and future sales projections of test strips to calculate future royalty payments. These estimates take into consideration historical experience, current contractual Performance Obligations and specific known market events and trends such as competitive pricing and new product introductions. The significant unobservable inputs are the forecast placements and sales and effective interest rate. The estimated fair value would increase if the forecast placements and/or sales were higher. If actual future results vary, these estimates may need to be adjusted, with an effect on the liability balance and finance income/expense in the period of the adjustment.

26. RELATED PARTY TRANSACTIONS

During 2022, Zwanziger Family Ventures subscribed to the 2022 Convertible Notes issued by the Company. At December 31, 2022, the Company had accrued interest on the Zwanziger Family Ventures note of $41 (2021: $nil).

The Company’s Directors are the Key Management Personnel for the Group. The total Director’s emoluments for 2022 were $1,311 (2021: $30,197, 2020: $661). Included in the Director’s emoluments for 2022 is $nil of stock compensation expense (2021: $28,376, 2020: $62).

	2020	2021	2022
Salaries and wages	$537	$1,743	$1,267
Stock compensation expense	62	28,376	$-
Pension and other post-employment benefits	33	60	$27
Other employee benefits	29	18	$17
Total	$661	$30,197	$1,311

For the purposes of these remuneration disclosures the values for equity compensation plans are calculated based on the fair value used in Note 15.

27. ULTIMATE CONTROLLING PARTY

No one party or Company of shareholders has a controlling interest in the Company.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

28. LISTING EXPENSES

As described in Note 2, the Merger led to a share listing expense. The Company issued shares with a fair value of $52.5 million to CAH shareholders, comprised of the fair value of the Company’s shares that were issued to CAH shareholders of $9.89 per share. In exchange, the Company received the identifiable net assets held by CAH, which had a fair value upon closing of $24.9 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of $27.6 million, is recognized as a share listing expense presented as part of the financial result within the Consolidated Statement of Profit or Loss. In addition, the Company incurred other transaction related expenses of $8.6 million.

	Amount	Number of Shares
(a) Shares issued to CAH shareholders		5,307,607
(b) Opening price of LMDX shares on NASDAQ as of September 29, 2021	$9.89
(c) Fair value of LMDX shares issued to CAH shareholders (a * b)	52,492
(d) CAH cash in trust	38,244
(e) CAH other assets	325
(f) CAH liabilities	(13,683)
(g) Net assets of CAH (d + e + f)	24,886
IFRS 2 listing expense (c - g)	$27,606

29. RESTRUCTURING AND IMPAIRMENT

During 2022, the overall market for COVID testing declined throughout the year. As COVID and COVID-related testing products were a significant portion of the Group’s revenue, in response the Group undertook actions to align its operations with customer demands. Restructuring actions and costs in 2022 included headcount reductions and facility consolidations in an effort to streamline operations; the elimination of certain product development projects; and write downs of excess inventories due to lower than expect COVID demand and inventory for future product offerings not currently being developed.

In addition to the restructuring actions undertaken, as discussed in Note 11, the Group recorded impairment charges related to excess manufacturing capacity.

Restructuring and impairment charges have been recorded in the Statement of Profit and Loss in 2022 as follows:

			Excess
	Impairments	Restructuring	Inventories	Total
Cost of Sales	49,437	787	46,887	97,111
Research and development expenses	-	1,599	-	1,599
Selling, marketing and administrative expenses	-	1,033	-	1,033
Total	49,437	3,419	46,887	99,743

30. EVENT AFTER THE REPORTING PERIOD

On February 22, 2023, the Group entered into a fourth amendment to the 2021 Senior Secured Loan to provide for a waiver of the quarterly revenue covenant for March 31, 2023 and for the minimum liquidity covenant through June 15, 2023.

On April 6, 2023, the Group announced its Strategic Refocus and Cost Restructuring Program ("the Program") aimed at reducing its scale and operations to pre-pandemic levels. Under this cost reduction program, the Group expects to further reduce its global workforce by approximately 40%, including full-time, part-time and contractor positions. The changes in workforce include adjusting to reduced COVID-19 related production volumes and focusing on streamlining operations in

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(In thousands, except share and per share data)

commercial and R&D activities while preserving core functions for revenue generation. Given the Program was announced after the reporting period, it is considered to be a non-adjusting event. At this stage, the financial effects of the Program cannot be fully estimated.